AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1998
                             REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            PATHFINDER BANCORP, INC.
                            ------------------------
                          (Exact name of registrant as
                           specified in its charter)

                   DELAWARE                           16-1540137
           -----------------------              ----------------------
           (State of Incorporation                 (I.R.S. Employer
            or Organization)                    Identification Number)

                             214 WEST FIRST STREET
                            OSWEGO, NEW YORK  13126
                                 (315) 343-0057
              ----------------------------------------------------
               (Address, including ZIP Code, and telephone number
                 including area code, of registrants' principal
                               executive offices)


                                 CHRIS C. GAGAS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PATHFINDER BANCORP, INC.
                             214 WEST FIRST STREET
                            OSWEGO, NEW YORK  13126
                                 (315) 343-0057
          ---------------------------------------------------------
           (Name, address, including ZIP Code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                                ERIC LUSE, ESQ.
                               ALAN SCHICK, ESQ.
                   LUSE LEHMAN GORMAN POMERENK & SCHICK, P.C.
                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                            WASHINGTON, D.C.  20015
                                 (202) 274-2000

                              --------------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered in this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X].

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(I) of this Form, check the following box [X].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

If this Form is a post-effective amendment filed pursuant to Rule 461(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].

                                     CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
                                                           PROPOSED         PROPOSED
                                                           MAXIMUM          MAXIMUM
TITLE OF EACH CLASS OF SECURITY          AMOUNT TO BE    OFFERING PRICE     AGGREGATE         AMOUNT OF
     TO BE REGISTERED                     REGISTERED      PER SHARE(1)    OFFERING PRICE   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
 Common Stock, par value $.10 per share     527,237         $15.00         $7,908,555          $2,350
-----------------------------------------------------------------------------------------------------------

     (1) Determined pursuant to Rule 457(c) under the Securities Act of 1933.

     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS
                            PATHFINDER BANCORP, INC.
              338,867 Shares of Common Stock (Anticipated Minimum) 458,467 Shares of Common Stock (Anticipated Maximum)
               527,237 Shares of Common Stock (Adjusted Maximum)

   Pathfinder Bancorp, Inc. (the "Company"), a Delaware corporation which owns 100% of the outstanding common stock of Oswego City Savings Bank ("City Savings" or the "Bank"), a New York-chartered savings bank headquartered in Oswego, New York, is offering up to 458,467 shares of its common stock, par value $.10 per share (the "Common Stock") (subject to adjustment), pursuant to an Agreement and Plan of Merger Between Oswego City Savings Bank and Oswego County Savings Bank ("County Savings"), dated as of September 5, 1997 and as amended (the "Agreement"), and the related Pathfinder Bancorp, Inc. and Oswego County Savings Bank Stock Issuance Plan (the "Plan"). Pursuant to the Agreement and the Plan, the Company is offering such shares to certain depositors of County Savings and others in a subscription offering (the "Subscription Offering") and may offer shares to certain other persons in a community offering (the "Community Offering" and together with the Subscription Offering, the "Offering"). Approximately __% of the currently outstanding shares of Common Stock are owned by Pathfinder Bancorp, MHC (the "Mutual Holding Company"), a New York chartered mutual holding company. At the time of the completion of the Offering, County Savings, a New York-chartered savings bank headquartered in Oswego, New York ("County Savings"), will merge with and into City Savings (the "Merger") with City Savings as the surviving institution. In order to complete the Merger, County Savings will establish County Savings, MHC as its New York chartered mutual holding company ("County MHC"), which will merge into the Mutual Holding Company, followed immediately by the Merger. See "The Offering and Merger--Stock Pricing and Number of Shares to be Issued."

   In accordance with the Plan and subject to certain maximum and minimum purchase limitations, nontransferable subscription rights to purchase Common Stock have been granted to: (i) County Savings' account holders who had deposit accounts totaling $100 or more as of the close of business on December 31, 1996 (the "Eligibility Record Date," and such depositors "Eligible Account Holders");
(ii) the City Savings' Employee Stock Ownership Plan; (iii) County Savings' account holders who had deposit accounts totaling $100 or more as of the close of business on _____________, (the "Supplemental Eligibility Record Date," and such depositors "Supplemental Eligible Account Holders"); and (iv) employees, officers and trustees of County Savings ("Eligible Employees, Officers and Trustees"). Any shares of Common Stock not purchased in the Subscription Offering will be offered for sale in the Community Offering, with a preference given to persons residing in Oswego County, New York.

                 FOR ADDITIONAL INFORMATION ON HOW TO SUBSCRIBE
         PLEASE CALL THE STOCK INFORMATION CENTER AT (315) ____-______

                      ------------------------------------

THESE SECURITIES ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF
  THE PRINCIPAL INVESTED. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE "SPECIAL CONSIDERATIONS" ON PAGE
                             ___ OF THIS DOCUMENT.

                      ------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE NEW YORK
BANKING DEPARTMENT, OR ANY OTHER FEDERAL OR STATE AGENCY OR ANY STATE SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, CORPORATION, DEPARTMENT OR OTHER AGENCY OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE
   FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE COMMON STOCK IS NOT GUARANTEED BY THE COMPANY, THE MUTUAL HOLDING COMPANY OR THE BANK. THERE CAN BE NO ASSURANCE THAT THE TRADING PRICE OF THE COMMON STOCK WILL
                           NOT DECREASE AT ANY TIME.

=================================================================================
                                ESTIMATED          ESTIMATED FEES   ESTIMATED NET
                          SUBSCRIPTION PRICE (1)  AND EXPENSES (2)    PROCEEDS
---------------------------------------------------------------------------------
Minimum Per Share (3)              $                       $              $
---------------------------------------------------------------------------------
Midpoint Per Share (3)             $                       $              $
---------------------------------------------------------------------------------
Maximum Per Share (3)              $                       $              $
---------------------------------------------------------------------------------
Minimum Total (3)                  $                       $              $
---------------------------------------------------------------------------------
Midpoint Total (3)                 $                       $              $
---------------------------------------------------------------------------------
Maximum Total (3)                  $                       $              $
=================================================================================

(1) The Estimated Subscription Price Per Share is based on the last sale price of Common Stock on ________, 1998, of $______ per share, as reported by the Nasdaq SmallCap Market. The aggregate Estimated Subscription Price is based on the Independent Valuation.

(2) Includes estimated costs and expenses incurred or expected to be incurred by the Bank and County Savings in connection with the Offering and the Merger, including a fee to _______________ of $_____. See "The Offering and Merger-- Plan of Distribution and Selling Commissions."

(3) Assumes that all shares are purchased by Eligible Account Holders at the "Adjusted Price Per Share" which, for purposes of this table is assumed to be equal to 90% of the last reported sale price of Common Stock on _______, 1998. Assumes that no shares are purchased by the ESOP.

                                 --------------

                                 --------------

              THE DATE OF THIS PROSPECTUS IS _________ ____, 1998

        In connection with the Merger and the Offering, County Savings has obtained an independent valuation (the "Independent Valuation") of its pro forma market value which assumes that County Savings were forming a mutual holding company and issuing common stock to depositors and the public. The number of shares of Common Stock offered in the Offering will be equal to the result obtained by dividing the Independent Valuation as updated at the conclusion of the Offering by the "Unadjusted Price Per Share" which shall be equal to the average of the bid and asked price of the Common Stock at the close of trading during the 10 trading days prior to the date of the completion of the Merger (the "Effective Date"). The Company will offer shares of Common Stock to Eligible Account Holders at a 10% discount to the Unadjusted Price Per Share (the "Adjusted Price Per Share").

        The Independent Valuation has been performed by RP Financial, L.C. (the "Independent Appraiser"), a firm experienced in the valuation and appraisal of savings institutions. The Independent Appraiser determined that as of ____________, 1998, the appraised value of County Savings was within a range of between $11,050,000 to $14,950,000 (the "Valuation Range") with a mid-point of $13,000,000. The Independent Valuation will be updated and the aggregate purchase price of the Common Stock to be sold in the Offering will be determined immediately prior to the completion of the Offering. If the updated appraised value of County Savings is outside the Valuation Range, the Offering may be terminated, or a new valuation range may be established, in which event subscribers will be resolicited and given the opportunity to modify or rescind their order. As a condition to approving the Merger, the New York Banking Department (the "Department") required Oswego County to obtain an opinion as to the fairness of the Merger and Offering to Oswego County and its depositors. The Department selected______, a firm experienced in the valuation of financial institutions which rendered an opinion to the Oswego County Board to the effect that the Valuation Range set forth in the Independent Appraisal and the terms of the Offering were fair to Oswego County and its depositors from a financial point of view. See "The Offering and Merger; The Offering -- The Independent Valuation."

        In order to purchase Common Stock each purchaser must complete and submit an Order Form indicating the total dollar amount of Common Stock for which he is subscribing. The subscription price per share of Common Stock for all subscribers other than Eligible Account Holders will be equal to the Unadjusted Price Per Share. The subscription price per share for Eligible Account Holders will be equal to the Adjusted Price Per Share. Subject to the applicable purchase limitations, the total number of shares that will be issued to a subscriber whose subscription has been accepted will be equal to the total dollar amount of stock for which such subscription has been accepted divided by the Unadjusted Price Per Share or the Adjusted Price Per Share, as applicable. Payment for subscriptions must accompany an order form and may be made (i) in cash if delivered in person at the office of County Savings, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with County Savings. The Company, County Savings and City Savings reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in this process.

        THE MINIMUM AMOUNT OF COMMON STOCK FOR WHICH ANY PERSON MAY SUBSCRIBE IN THE SUBSCRIPTION OFFERING OR IN THE COMMUNITY OFFERING, RESPECTIVELY, IS 25 SHARES. NO PERSON, OTHER THAN THE ESOP, DIRECTLY OR INDIRECTLY OR WITH AN ASSOCIATE OR A GROUP ACTING IN CONCERT, MAY SUBSCRIBE FOR OR PURCHASE IN THE AGGREGATE MORE THAN $150,000 OF COMMON STOCK BASED ON THE MAXIMUM OF THE VALUATION RANGE. SUCH STOCK MAY BE PURCHASED AT A 10% DISCOUNT (I.E., FOR $______) BY ELIGIBLE ACCOUNT HOLDERS. THE MAXIMUM PURCHASE LIMITATION MAY BE INCREASED OR DECREASED AS DESCRIBED HEREIN. SEE "THE OFFERING AND MERGER-- PURCHASE LIMITATIONS."

        All subscription rights will expire at _____ p.m., New York time, on __________, 1998 (the "Expiration Date") unless extended by the Company, with the approval of the Department if necessary, for up to an additional 45 days. Any shares not sold in the Subscription Offering may be sold in the Community Offering, which also is expected to terminate on __________, 1998, but which may terminate as late as ______________, 1998. Subscriptions paid by cash, check, or money order will be placed in a segregated account at County Savings and will earn interest at City Savings' regular passbook rate of interest from the date of receipt until completion or termination of the Offering. Payments authorized by withdrawal from deposit accounts at County Savings will continue to earn interest at the contractual rate until the Offering is completed or terminated, and such funds will be otherwise unavailable to the depositor until such time. Orders submitted are irrevocable until the completion of the Offering; provided that all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled if the Offering is not completed by ___________, 1999, unless such period has been extended with the approval of the Department, if necessary. If an extension of time has been granted, all subscribers will be notified of such extension, and of any rights to confirm, modify or rescind their subscriptions and have their funds returned promptly with interest, and of the time period within which each subscriber must notify County Savings or the Company of his intention to confirm, modify or rescind his subscription. If an affirmative response to any resolicitation is not received by County Savings or the Company from a subscriber, the subscriber's order will be rescinded and all funds will be returned promptly with interest, and withdrawal authorizations canceled.

        Consummation of the Offering is subject to the approval of the Plan by County Savings' depositors at a special meeting called for such purpose, the satisfaction of conditions contained in certain regulatory approvals and letters of nonobjection, and the satisfaction or waiver of certain conditions contained in the Agreement.

        The Common Stock is listed for quotation on the Nasdaq SmallCap Market under the symbol "PBHC." On ________, 1998, the last reported sale price of Common Stock, as reported on the Nasdaq SmallCap Market, was $_____ per share. Following completion of the Offering, the Company intends to have its Common Stock listed on the Nasdaq National Market System. THE COMPANY IS SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND IN ACCORDANCE THEREWITH FILES REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION").

                             AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.
                   -------------------

        Prior to the completion of the organization of the Company as the Bank's holding company, the Bank was subject to the information, reporting and proxy statement requirements of the Exchange Act and, in accordance therewith and with the rules and regulations of the Federal Deposit Insurance Corporation (the "FDIC"), filed reports, proxy statements and other information with the FDIC. Copies of such materials may be obtained at prescribed rates from the FDIC's Registration, Disclosure and Operations Unit, 550 17th Street, N.W., Washington, D.C. The statements contained herein as to the contents of any contract or other document filed as an exhibit hereto are of necessity brief descriptions thereof and are not necessarily complete. Each such statement is qualified by reference to such contract or document.

        The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act") a registration statement on Form S-2 (the "Registration Statement"), of which this Prospectus is a part. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." The statements contained herein as to the contents of any contract or other document filed as an exhibit to the Registration Statement or incorporated by reference into the Prospectus are of necessity brief descriptions thereof and are not necessarily complete. Each such statement is qualified by reference to such contract or document. The information filed with the Commission can be examined without charge as described above and copies of all or part of the Registration Statement may be obtained from the Commission upon payment of the prescribed fees. The Company is providing its Annual Report on Form 10-K for the year ended December 31, 1997 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 are attached as Appendix A and Appendix B, respectively.

        The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of the Agreement and the Plan, and the Company's Certificate of Incorporation and Bylaws. Such requests, in writing or by telephone, should be directed to: Melissa Dashnau, Corporate Secretary. In addition, the Agreement, the Plan and the Independent Appraisal may be inspected at the offices of County Savings at _______________.

        County Savings will establish a stock sales center in connection with the Offering, and the Common Stock will be marketed principally through the distribution of this Prospectus and through the activities in the stock sales center. Questions regarding the Offering should be addressed to the persons at the stock center. The stock sales center will be located at Oswego County Savings Bank, ___________________. The telephone number of the stock sales center is (___) _________. The stock sales stock center is expected to operate during normal business hours throughout the period of the Offering. See "the Offering and Merger--Description of Sales Activities."

                                    SUMMARY

        The following summary does not purport to be complete, and is qualified in its entirety by the more detailed information contained elsewhere in the Prospectus or in the documents incorporated by reference.

PATHFINDER BANCORP, INC.                Pathfinder Bancorp, Inc., is a
                                        Delaware corporation that was
                                        recently formed to become City
                                        Savings' stock holding company parent
                                        in a transaction (the "Two-Tier
                                        Reorganization") that was approved by
                                        City Savings' stockholders on
                                        December 17, 1997, and was completed
                                        on December 30, 1997. In the Two-Tier
                                        Reorganization, each share of City
                                        Savings common stock was exchanged
                                        for a share of common stock of the
                                        Company and City Savings became a
                                        wholly-owned subsidiary of the
                                        Company. The sole activity of the
                                        Company is the ownership of all of
                                        the issued and outstanding common
                                        stock of City Savings. On February 5,
                                        1998, the Company paid a
                                        three-for-two stock split in the form
                                        of a stock dividend on all of its
                                        issued and outstanding shares.  At
                                        June 30, 1998, approximately 54% of
                                        the shares of the Company were owned
                                        by Pathfinder Bancorp, MHC ("Mutual
                                        Holding Company"), a New York
                                        chartered mutual holding company, and
                                        46% were owned by the public.  At
                                        June 30, 1998 the Company's total
                                        consolidated assets were $198.1
                                        million, deposits were $157.4 million
                                        and stockholders' equity was $23.5
                                        million, respectively.  The Company's
                                        principal executive office is located
                                        at 214 West First Street, Oswego, New
                                        York and its telephone number at that
                                        address is (315) 343-0057.

OSWEGO CITY SAVINGS                     City Savings is a New York chartered
BANK                                    savings bank headquartered in Oswego,
                                        New York. City Savings was chartered
                                        in 1859, and its deposits are insured
                                        by the FDIC to the maximum extent
                                        permitted by law.  In 1995 City
                                        Savings reorganized into a mutual
                                        holding company and sold 881,666
                                        shares of its common stock to the
                                        public and issued 1,035,000 shares to
                                        the Mutual Holding Company.  The only
                                        business of Mutual Holding Company is
                                        the ownership of a majority of the
                                        outstanding shares of common stock of
                                        the Company.  On December 30, 1997,
                                        City Savings established the company
                                        as its mid-tier stock holding company
                                        to own 100% of City Savings common
                                        stock.

                                        City Savings is a community-oriented
                                        savings bank that is primarily
                                        engaged in the business of attracting
                                        deposits from the general public in
                                        its market area, and investing such
                                        deposits, together with other sources
                                        of funds, in loans secured by
                                        one-to-four family real estate and,
                                        to a lesser extent, loans secured by
                                        commercial real estate, multi-family
                                        real estate, and consumer loans. City
                                        Savings operates from its main office
                                        and four branch offices in Oswego,
                                        Mexico and Fulton, New York.

OSWEGO COUNTY SAVINGS                   County Savings is a New York
BANK                                    chartered mutual savings bank
                                        headquartered in Oswego, New York.
                                        County Savings was chartered in 1870,
                                        and its deposits are insured by the
                                        FDIC to the maximum extent permitted
                                        by law.  At June 30, 1998, County
                                        Savings had total assets of $110.3
                                        million, deposits of $96.7 million
                                        and net worth of $11.3 million.

                                        County Savings is a community-oriented
                                        savings bank that is primarily engaged
                                        in the business of attracting deposits
                                        from the general public in its market
                                        area, and investing such deposits,
                                        together with other sources of funds, in one-to-four family residential real estate loans. County Savings operates from its main office and three branch offices in Fulton, Pulaski and Oswego, New York.

RISK FACTORS                            Attention should be given to the
                                        matters discussed under "Risk
                                        Factors," which include a discussion
                                        of certain federal income tax
                                        consequences of the transaction to
                                        Eligible Account Holders; the
                                        potential adverse impact on City
                                        Savings of changes in interest
                                        rates; extensive governmental
                                        regulation of the financial
                                        institution industry; the possible
                                        decline in the market price for the
                                        Common Stock after the Offering; the
                                        inability to sell Common Stock until
                                        issuance and receipt of the
                                        certificates; the highly competitive
                                        environment in which City Savings
                                        operates; the costs associated with
                                        addressing the year 2000 computer
                                        issue; control by the Mutual Holding
                                        Company; and certain anti-takeover
                                        provisions with respect to the
                                        Company.

USE OF PROCEEDS                         Although the actual net proceeds from
                                        the sale of the Common Stock cannot
                                        be determined until the Offering is
                                        completed, it is presently
                                        anticipated that the net proceeds
                                        will be between $_______ and $_____
                                        million, assuming that:  (i) all the
                                        shares of Common Stock offered in
                                        the Offering are purchased by
                                        Eligible Account Holders at the
                                        Adjusted Price Per Share; and (ii) a
                                        number of shares of Common Stock
                                        equal to 4% of the Common Stock sold
                                        in the Offering is purchased by City
                                        Savings' Recognition and Retention
                                        Plan for awards to employees, such
                                        open market purchases are funded
                                        with proceeds from the Offering, and
                                        the purchase price per share is
                                        equal to the Unadjusted Price Per
                                        Share.  The net proceeds of the
                                        Offering will be initially invested
                                        in federal funds and investment
                                        grade, short-term marketable
                                        securities, or used for general
                                        corporate purposes.

DIVIDEND POLICY                         City Savings, and since the Two-Tier
                                        Reorganization, the Company, has
                                        paid cash dividends every quarter
                                        since the completion of the
                                        Reorganization and minority stock
                                        issuance in November 1995, and it is
                                        the current policy of the Company to
                                        pay a quarterly cash dividend of
                                        $.05 per share of Common Stock.  As
                                        of the date hereof, the Company's
                                        principal asset is its ownership of
                                        100% of the common stock of City
                                        Savings and $3.0 million in cash
                                        which constitutes the Company's
                                        capitalization.  Accordingly, the
                                        Company's ability to pay dividends
                                        will depend in part on its receipt
                                        of sufficient cash dividends from
                                        City Savings.  Under New York law,
                                        City Savings is generally permitted
                                        to pay dividends out of accumulated
                                        net profits.  Under certain
                                        circumstances, New York law requires
                                        the Bank to obtain the approval of
                                        the New York Superintendent of Banks
                                        prior to the payment of dividends.
                                        See "Dividend Policy."

                                        Whether dividends will continue to be
                                        paid by the Company will be
                                        determined by the Company's Board of
                                        Directors and will be based upon its
                                        consolidated financial condition,
                                        results of operations, tax
                                        considerations, economic conditions,
                                        regulatory restrictions which affect
                                        the payment of dividends by the Bank
                                        to the Company, and other factors.
                                        In addition, the Company's ability
                                        to pay dividends is subject to
                                        limitations under Delaware law and
                                        regulations of the Board of
                                        Governors of the Federal Reserve
                                        System (the "FRB") that require the
                                        Company to maintain minimum levels
                                        of capital.  There can be no
                                        assurance that dividends will be
                                        paid on Company Common Stock or
                                        that, if paid, such dividends will
                                        not be reduced or eliminated in the
                                        future.

MARKET FOR COMMON                       The Common Stock is listed on the
STOCK                                   Nasdaq SmallCap Market under the
                                        symbol "PBHC."  As of June 30, 1998,
                                        there were __ registered market
                                        makers in the Company's Common
                                        Stock, 197 stockholders of record
                                        (excluding the number of persons or
                                        entities holding stock in street
                                        name through various brokerage
                                        firms), and 2,782,232 shares
                                        outstanding.  Following completion
                                        of the Offering, the Company expects
                                        the Common Stock to be listed on the
                                        Nasdaq National Market System.

THE OFFERING AND MERGER                 Pursuant to the Agreement and the
                                        Plan, County Savings will reorganize
                                        into a mutual holding company form
                                        of ownership.  County Savings'
                                        mutual holding company parent,
                                        Oswego County, MHC, will then merge
                                        into the Mutual Holding Company with
                                        the Mutual Holding Company as the
                                        surviving company, followed by the
                                        merger of County Savings with and
                                        into the Bank with the Bank as the
                                        surviving institution (the
                                        "Merger").  Concurrently, the
                                        Company will sell shares of Common
                                        Stock in the Offering to the
                                        depositors of County Savings and
                                        possibly the general public, and
                                        will issue shares to the Mutual
                                        Holding Company. All necessary
                                        regulatory approvals have been
                                        obtained, subject to certain
                                        conditions including, among other
                                        things, approval of the Plan by
                                        County Savings' depositors. A
                                        special meeting of depositors for
                                        this purpose is to be held on
                                        __________________, 1998.  See "The
                                        Offering and Merger."  The Company
                                        has engaged ___________ to assist
                                        the Company on a best efforts basis
                                        in selling the Common Stock in the
                                        Offering.

THE CHARITABLE                          In connection with the Merger and
FOUNDATION                              Offering, City Savings and County
                                        Savings shall establish a charitable
                                        foundation (the "Charitable
                                        Foundation") for the purpose of
                                        providing charitable contributions
                                        to the communities served by City
                                        Savings and County Savings.  The
                                        initial contribution to the
                                        Charitable Foundation shall be $2.0
                                        million.  See "The Offering and
                                        Merger--The Charitable Foundation."

OFFERING PRIORITIES                     The Plan provides that, subject to
                                        certain maximum and minimum purchase
                                        limitations, subscription rights to
                                        purchase shares of Common Stock in
                                        the Subscription Offering have been
                                        granted to (i) Eligible Account
                                        Holders, (ii) the ESOP, (iii)
                                        Supplemental Eligible Account
                                        Holders; and (iv) Eligible
                                        Employees, Officers and Trustees.
                                        Any shares of Common Stock for which
                                        subscriptions have not been accepted
                                        in the Subscription Offering will be
                                        offered for sale in a Community
                                        Offering.  In the Community
                                        Offering, should one be conducted,
                                        unsubscribed shares would be offered
                                        directly to the general public with
                                        a preference to those natural
                                        persons residing in the local
                                        community of Oswego County, New
                                        York.  Additional terms and
                                        conditions may be established at any
                                        time prior to the closing of any
                                        Community Offering by the Board of
                                        Directors of the Company and the
                                        Board of Trustees of County Savings.
                                        If approved by the Department and
                                        the FDIC, any shares of Common Stock
                                        for which subscriptions have not
                                        been subscribed for in the Community
                                        Offering may be issued to the Mutual
                                        Holding Company.  There can be no
                                        assurance that the Company will be
                                        able to obtain regulatory approval
                                        of such an issuance of unsold shares
                                        to the Mutual Holding Company.

STOCK PRICING AND                       The total number of shares of Common
NUMBER OF SHARES TO BE                  Stock to be offered in the Offering
ISSUED                                  will be determined jointly by the
                                        Boards of Directors of the Company
                                        and the Board of Trustees of County
                                        Savings, based upon the Independent
                                        Valuation.  The number of shares of
                                        Common Stock to be offered in the
                                        Offering will be equal to 46% of the
                                        quotient obtained by dividing the
                                        Independent Valuation as updated at
                                        the conclusion of the Offering by
                                        the Unadjusted Price Per Share,
                                        except that such
                                        number of shares may
                                        not be more than 527,237 shares, the
                                        adjusted maximum. See "The Offering
                                        and Merger--Stock Pricing and Number
                                        of Shares to be Issued."

THE INDEPENDENT                         The Independent Valuation was
VALUATION                               performed by the Independent
                                        Appraiser, a firm experienced in the
                                        valuation and appraisal of savings
                                        institutions.  The Independent
                                        Appraiser determined that the
                                        appraised value of County Savings as
                                        of ____________ ranged from
                                        $11,050,000 to $14,950,000.  The
                                        Independent Valuation will be updated
                                        again immediately prior to the
                                        completion of the Offering.  Such
                                        valuation, however, is not intended,
                                        and must not be construed, as a
                                        recommendation of any kind as to the
                                        advisability of purchasing Common
                                        Stock.  THE INDEPENDENT APPRAISER
                                        VALUED COUNTY SAVINGS, BUT DID NOT
                                        VALUE THE SHARES OF COMMON STOCK
                                        OFFERED IN THE OFFERING.  The
                                        Independent Appraiser did not
                                        independently verify the financial
                                        statements and other information
                                        provided by County Savings, nor did
                                        the Independent Appraiser value
                                        independently the assets or
                                        liabilities of County Savings, the
                                        Bank or the Company. Moreover,
                                        because such valuation is necessarily
                                        based upon estimates and projections
                                        of a number of matters, all of which
                                        are subject to change from time to
                                        time, no assurance can be given that
                                        persons purchasing shares in the
                                        Offering will thereafter be able to
                                        sell such shares at prices at or
                                        above the price at which they
                                        purchased such shares.

                                        As a condition to approving the
                                        Merger, the Department required
                                        Oswego County to obtain from an
                                        independent third party chosen by the
                                        Department an opinion as to the
                                        fairness of the Merger and the
                                        Offering to Oswego County and its
                                        depositors.________________, a firm
                                        experienced in the valuation of
                                        financial institutions rendered an
                                        opinion to the Oswego County Board to
                                        the effect that the Valuation Range
                                        set forth in the Independent
                                        Appraisal and the terms of the
                                        Offering were fair to Oswego County
                                        and its depositors from a financial
                                        point of view.

PURCHASE LIMITATIONS                    The minimum amount of  Common Stock
                                        for which any person may subscribe in
                                        the Subscription Offering or in the
                                        Community Offering, respectively, is
                                        25 shares. No person, directly or
                                        indirectly or with an associate or a
                                        group acting in concert, may
                                        subscribe for or purchase in the
                                        aggregate more than $150,000 in
                                        Common Stock offered in the Offering.
                                        Such Common Stock may be purchased at
                                        a 10% discount (i.e., for $_____) by
                                        Eligible Account Holders.  The
                                        maximum purchase limitation may be
                                        increased to 5% of the shares sold or
                                        increased to 9.9% of the shares sold;
                                        provided, that orders for Common
                                        Stock exceeding 5% of the shares
                                        being offered shall not exceed in the
                                        aggregate 10% of the total offering.
                                        Requests to purchase additional
                                        shares of the Common Stock in the
                                        event that the purchase limitation is
                                        so increased will be determined by
                                        the Company in its sole discretion.
                                        See "The Offering and
                                        Merger--Purchase Limitations."

EXPIRATION DATE FOR THE                 The Subscription Offering will expire
OFFERING                                on _____________, 1998, unless
                                        extended for up to 45 days or such
                                        additional periods by the Company
                                        with the approval of the Department
                                        and, if necessary, the FDIC (as
                                        extended, the "Expiration Date").
                                        Subscription rights which have not
                                        been exercised prior to the
                                        Expiration Date will become void.
                                        Orders will not be executed until all
                                        shares of Common Stock have been
                                        subscribed for or otherwise sold.  If
                                        all shares have not been issued by
                                        the Expiration Date, all funds will
                                        be returned promptly to the
                                        subscribers with interest and all
                                        withdrawal authorizations will be
                                        canceled, unless such period is
                                        extended. If an extension is granted,
                                        subscribers will be notified of the
                                        extension of time and of any rights
                                        of subscribers to modify or rescind
                                        their subscriptions.

COMMUNITY OFFERING                      Any shares of Common Stock for which
                                        subscriptions have not been accepted
                                        in the Subscription Offering will be
                                        offered for sale in a Community
                                        Offering.  In the Community Offering,
                                        should one be conducted,
                                        unsubscribed shares would be offered
                                        directly to the general public with a
                                        preference to those natural persons
                                        residing in the local community of
                                        Oswego County, New York.  Additional
                                        terms and conditions may be
                                        established at any time prior to the
                                        closing of any Community Offering by
                                        the Board of Directors of the Company
                                        and the Board of Trustees of County
                                        Savings.  The Community Offering, if
                                        any, shall be for a period of not
                                        more than 45 days unless extended by
                                        the Company and County Savings, and
                                        shall commence concurrently with,
                                        during or promptly after the
                                        Subscription Offering.  The
                                        opportunity to subscribe for shares
                                        of Common Stock in the Community
                                        Offering category is subject to the
                                        right of the Company and County
                                        Savings, in their sole discretion, to
                                        accept or reject any such orders in
                                        whole or in part either at the time
                                        of receipt of an order or as soon as
                                        practicable following the Expiration
                                        Date.

PROCEDURE FOR PURCHASING                To purchase shares in the
SHARES IN SUBSCRIPTION AND COMMUNITY    Subscription and Community Offering,
OFFERING                                an executed order form with the
                                        required payment for the total dollar
                                        amount of Common Stock subscribed
                                        for, or with appropriate
                                        authorization for withdrawal from a
                                        County Savings' deposit account
                                        (which may be given by completing the
                                        appropriate blanks in the order
                                        form), must be received by County
                                        Savings at its office by ____ p.m.,
                                        local time on the Expiration Date.
                                        Order forms which are not received by
                                        such time or are executed defectively
                                        or are received without full payment
                                        (or appropriate withdrawal
                                        instructions) are not required to be
                                        accepted.  In addition, an order
                                        submitted on photocopied or facsimile
                                        order forms will not be accepted. The
                                        Company has the right to waive or
                                        permit the correction of incomplete
                                        or improperly executed forms, but
                                        does not represent it will do so.
                                        Once received, an executed order form
                                        may not be modified, amended or
                                        rescinded without the consent of the
                                        Company unless the Offering has not
                                        been completed by
                                        _____________________, 1998, unless
                                        such period has been extended.  In
                                        order to ensure that Eligible Account
                                        Holders and Supplemental Eligible
                                        Account Holders are properly
                                        identified as to their stock purchase
                                        priorities, depositors as of the
                                        Eligibility Record Date and
                                        Supplemental Eligibility Record Date
                                        must list all accounts on the stock
                                        order form giving all names in each
                                        account and the account number.

                                        The subscription price per share of
                                        Common Stock for all subscribers
                                        other than Eligible Account Holders
                                        will be equal to the Unadjusted Price
                                        Per Share.  The subscription price
                                        per share for Eligible Account
                                        Holders shall be equal to the
                                        Adjusted Price Per Share (i.e., 90%
                                        of the Unadjusted Price Per Share).
                                        Subject to the applicable purchase
                                        limitations, the total number of
                                        shares that will be issued to a
                                        subscriber whose subscription has
                                        been accepted will be equal to the
                                        total dollar amount of stock for
                                        which such subscription has been
                                        accepted divided by the Unadjusted
                                        Price Per Share or the Adjusted Price
                                        Per Share, as applicable. Payment for
                                        subscriptions must accompany an order
                                        form and may be made (i) in cash if
                                        delivered in person at the office of
                                        County Savings, (ii) by check or
                                        money order, or (iii) by
                                        authorization of withdrawal from
                                        deposit accounts maintained with
                                        County Savings.  Interest will be
                                        paid on payments made by cash, check,
                                        or money order at the Bank's passbook
                                        rate of interest from the date
                                        payment is received until the
                                        completion or termination of the
                                        Offering.  If payment is made by
                                        authorization of withdrawal from
                                        deposit accounts (other than checking
                                        accounts), the funds authorized to be
                                        withdrawn from a deposit account will
                                        continue to accrue interest at the
                                        contractual rates until completion or
                                        termination
                                        of the Offering, but a hold will be
                                        placed on such funds, thereby making
                                        them unavailable to the depositor
                                        until completion or termination of
                                        the Offering.

 RESTRICTIONS ON TRANSFER OF
 SUBSCRIPTION RIGHTS AND SHARES         Prior to the completion of the
                                        Offering, persons receiving
                                        subscription rights may not transfer
                                        them or enter into any agreement or
                                        understanding to transfer the legal
                                        or beneficial ownership of the
                                        subscription rights issued under the
                                        Plan or the shares of Common Stock
                                        to be issued upon their exercise.
                                        Such rights may be exercised only by
                                        the person to whom they are granted
                                        and only for his account. Each
                                        person exercising such subscription
                                        rights will be required to certify
                                        that he is purchasing shares solely
                                        for his own account and that he has
                                        no agreement or understanding
                                        regarding the sale or transfer of
                                        such shares.  In addition, persons
                                        may not offer or make an
                                        announcement of an offer or intent
                                        to make an offer to purchase such
                                        subscription rights or shares of
                                        Common Stock prior to the completion
                                        of the Offering.  The Company and
                                        County Savings  will pursue any and
                                        all legal and equitable remedies in
                                        the event they become aware of the
                                        transfer of subscription rights and
                                        will not honor orders known by them
                                        to involve the transfer of such
                                        rights.

CERTAIN FEDERAL INCOME                  It is a condition to the completion
TAX CONSEQUENCES OF THE                 of the Offering and Merger that the
MERGER AND OFFERING                     Bank receive a private letter ruling
                                        from the Internal Revenue Service
                                        ("IRS") with respect to certain
                                        significant subissues that affect
                                        the characterization of the
                                        transaction solely for tax purposes
                                        and that County Savings and the Bank
                                        receive an opinion of counsel or
                                        independent tax advisor (the "Tax
                                        Opinion") to the effect that the
                                        proposed transaction will qualify
                                        either as a reorganization within
                                        the meaning of Section 368(a) of the
                                        Internal Revenue Code of 1986, as
                                        amended (the "Code") or as a
                                        tax-free exchange of stock under
                                        Section 1032 of the Code followed by
                                        a tax-free exchange of property for
                                        stock under Section 351 and a
                                        reorganization under Section 368(a)
                                        of the Code, and that, accordingly,
                                        no gain or loss will be recognized
                                        by:  (a) County Savings or the Bank
                                        as a result of the Offering and
                                        Merger; (b) the Company as a result
                                        of the issuance of subscription
                                        rights to Eligible Account Holders
                                        and Supplemental Eligible Account
                                        Holders ("Subscription Rights"), the
                                        lapse of any Subscription Rights or
                                        the receipt of money in exchange for
                                        the issuance of Common Stock
                                        pursuant to the Offering. The
                                        issuance of the Tax Opinion is also
                                        conditioned in the receipt of the
                                        private letter ruling from the IRS.

                                        The Tax Opinion will not express an
                                        opinion as to the expected tax
                                        effects to Eligible Account Holders
                                        as a result of the Offering and
                                        their ability to purchase Common
                                        Stock at the Adjusted Price Per
                                        Share.  These tax effects may
                                        include, among other things, the
                                        recognition of gain upon receipt or
                                        exercise of the Subscription Rights
                                        to the extent of their fair market
                                        value, which value may be
                                        substantial because the Adjusted
                                        Purchase Price is likely to be less
                                        than the fair market value of the
                                        Common Stock purchased pursuant to
                                        the exercise of the Subscription
                                        Rights.  Participants will probably
                                        not, however, recognize gain or loss
                                        as a result of obtaining savings
                                        accounts in the Bank after the
                                        Offering and their interests in a
                                        liquidation account in exchange for
                                        their savings accounts in County
                                        Savings as a mutual savings bank.
                                        See "Special Considerations--Certain
                                        Federal Income Tax Consequences" and
                                        "The Offering and Merger--Certain
                                        Federal Income Tax Consequences" for
                                        a more complete description of all
                                        anticipated material federal income
                                        tax consequences of the Offering and
                                        Merger.

REQUIRED REGULATORY                     The Merger and the Offering are
APPROVALS AND                           subject to approval and/or
CONSIDERATIONS                          nonobjection of the Department, the
                                        FDIC and the FRB, all of which have
                                        been received, subject to certain
                                        conditions.  These approvals and/or
                                        nonobjections do not constitute
                                        recommendations or endorsements by
                                        the Department, the FDIC or the FRB
                                        of any of the proposed transactions
                                        contemplated by the Plan.  Further,
                                        the Depositors of County Savings
                                        must vote in favor of the Merger.


                             SPECIAL CONSIDERATIONS

        The following special considerations, in addition to the information presented in this Prospectus, should be considered by prospective investors in deciding whether to purchase the Common Stock offered hereby.

   RECENT MARKET VOLATILITY

        In recent months, stock markets in the United States and worldwide have been extremely volatile. The securities of individual companies have, in many instances, experienced significant fluctuations in price for reasons unrelated to the specific company's financial condition, results of operations or business prospects. In particular, the value of securities of financial institutions has been significantly and adversely affected in the recent past by concerns over weakening economies overseas, and by the relative levels of short- and long-term interest rates in the United States, notwithstanding an individual institution's management of interest rate risk. An investor should understand that, in the short-term, the value of an investment in the Common Stock is subject to fluctuation, including loss, due to volatility in stock markets generally.

   CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        The Bank expects to receive a private letter ruling from the IRS with respect to certain significant subissues that affect the characterization of the transaction solely for tax purposes and that the Bank and County Savings expect to receive a Tax Opinion to the effect that: (i) the proposed transactions including the Merger qualifies either as a reorganization within the meaning of Section 368(a) of the Code, or as a tax-free exchange of property for stock under Section 351 and a reorganization under Section 368(a) of the Code, and that no gain or loss will be recognized by County Savings or the Bank as a result of such Merger; and (ii) no gain or loss will be recognized by the Company as a result of (a) the issuance of Subscription Rights to Eligible Account Holders, Supplemental Eligible Account Holders, Eligible Employees and Trustees of County Savings and the ESOP (collectively, the "Depositors"), (b) the lapse of such Subscription Rights, or (c) the receipt of money or other property, if any, in exchange for the issuance of Common Stock pursuant to the Offering. The foregoing is a summary of the Tax Opinion, the issuance of which is conditioned upon the receipt of a private letter ruling from the IRS.

        Assuming that the proposed transaction qualifies as one or more reorganizations, or in the alternative, as an exchange, transfer and reorganization, an Eligible Account Holder or Supplemental Eligible Account Holder should be treated for federal income tax purposes as having exchanged his or her deposit account(s) and ownership interest in County Savings for
   (i) deposit account(s) in the Bank, (ii) interest(s) in the liquidation account in the Bank, (iii) liquidation rights in the Mutual Holding Company, which will be subordinate to a such person's interest in the liquidation account in the Bank, and (iv) to the extent such person actually purchases any Common Stock in the Subscription Offering in such person's capacity as an Eligible Account Holder or Supplemental Eligible Account Holder, rights to purchase such shares of Common Stock ("Subscription Rights"). In addition, each Eligible Employee and Trustee purchasing in his capacity as such should be treated as having exchanged his or her deposit account(s), if any, and ownership interest in County Savings, if any, for (i) deposit account(s) in the Bank and (ii) Subscription Rights.

        For tax purposes, the liquidation rights in the Mutual Holding Company and the Subscription Rights will be considered "boot" under Code Section 356, taxable to the Eligible Account Holder or Supplemental Eligible Account Holder to the extent of the fair market value of such property. In the opinion of the Independent Appraiser, which opinion is not binding on the Internal Revenue Service ("IRS"), the liquidation rights, which are subordinate to the interest in the liquidation account, and the Subscription Rights issued to Supplemental Eligible Account Holders (which are issued at the Unadjusted Price Per Share of the Common Stock sold in the Offering) do not have any value, and thus, Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain or loss upon the receipt of the liquidation rights in the Mutual Holding Company and Supplemental Eligible Account Holders will not recognize gain or loss upon receipt of Subscription Rights.

        THE SUBSCRIPTION RIGHTS ISSUED TO ELIGIBLE ACCOUNT HOLDERS WILL PROVIDE SUCH PERSONS THE OPPORTUNITY TO PURCHASE COMMON STOCK AT A PRICE PER SHARE EQUAL TO THE ADJUSTED PURCHASE PRICE PER SHARE, WHICH IS 90% OF THE PRICE PER SHARE PAID BY SUBSCRIBERS OTHER THAN ELIGIBLE ACCOUNT HOLDERS BASED ON THE TRADING PRICE OF COMMON STOCK. THE FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, EXERCISE AND LAPSE OF SUBSCRIPTION RIGHTS WHICH ARE EXERCISABLE AT A DISCOUNT ARE UNCERTAIN, BUT THEY MAY BE SIGNIFICANT AND COULD INCLUDE THE RECOGNITION OF GAIN EQUAL TO THE FAIR MARKET VALUE OF SUCH SUBSCRIPTION RIGHTS. THOSE CONSEQUENCES PRESENT NOVEL ISSUES OF TAX LAW WHICH ARE NOT ADDRESSED BY ANY DIRECT AUTHORITIES AND, TO THE EXTENT RELATED AUTHORITIES DO EXIST, THEY APPEAR TO BE CONFLICTING AND INCONCLUSIVE. ACCORDINGLY, THE TAX OPINION WILL NOT EXPRESS AN OPINION ON THOSE ISSUES. ELIGIBLE ACCOUNT HOLDERS, HOWEVER, SHOULD BE AWARE OF THE FOLLOWING:

        (a) Eligible Account Holders who receive and exercise Subscription Rights may be required to recognize gain in an amount equal to the sum of:
   (i) the product of (a) the number of shares of Common Stock received by the Eligible Account Holder pursuant to the exercise of Subscription Rights, multiplied by (b) the excess of the fair market value of a share of Common Stock on the date such stock is purchased pursuant to the exercise of Subscription Rights (the "Purchase Date"), over the Adjusted Price Per Share.

        (b) Eligible Account Holders who do not exercise some or all of their Subscription Rights may also be required to recognize gain as a result of the receipt of such rights. The amount of such gain should be equal to the product of (i) the number of Subscription Rights received and not exercised by the Eligible Account Holders times (ii) the excess of the fair market value of a share of Common Stock on the date the Merger and Offering is completed over the purchase price. However, such Eligible Account Holders should also be entitled to offset such gain with a corresponding loss upon the lapse of such Subscription Rights.

        (c) If Eligible Account Holders are required to recognize gain as the result of the receipt of Subscription Rights, Eligible Account Holders will be required to report such gain for federal income tax purposes, even though Eligible Account Holders who do not exercise all or a portion of the Subscription Rights allocated to them should be entitled to offset all or a portion of such gain with a corresponding loss to the extent such Subscription Rights are not exercised.

        (d) It does not appear that either the Company or County Savings is required under the Federal income tax laws as now in effect to determine or notify the Eligible Account Holders (on Form 1099 or otherwise) of the amount or character of the gain to be reported by each Eligible Account Holder or the year in which such gain should be reported for Federal income tax purposes.

        The Independent Appraiser has issued a letter stating that the Subscription Rights issued to Supplemental Eligible Account Holders and Other Depositors do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Common Stock at a price equal to the Actual Purchase Price. Assuming that, for the reasons set forth above, the Subscription Rights issued to Supplemental Eligible Account Holders and Depositors have no value at the time issued, the Supplemental Eligible Account Holders and Depositors will not recognize gain or loss upon the receipt of Subscription Rights or upon the exercise of Subscription Rights. No gain or loss will be required to be recognized by Subscribers who acquire shares in the Community Offering.

        ELIGIBLE ACCOUNT HOLDERS, TRUSTEES, OFFICERS AND EMPLOYEES OF COUNTY SAVINGS, TAX-EXEMPT PERSONS AND OTHER PERSONS WHO ARE INTERESTED IN THE MERGER, OR THE OFFERING, ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OFFERING, INCLUDING

   TAX REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

        The foregoing is a summary of all anticipated material federal income tax consequences of the Offering. See "The Offering and Merger; The Offering--Certain Federal Income Tax Consequences" for a more complete description of all anticipated material federal income tax consequences of the Offering and the Offering.

   POTENTIAL ADVERSE IMPACT OF CHANGES IN INTEREST RATES

        Because the Company's primary asset is 100% of the outstanding shares of the Bank's common stock, the Company's profitability depends primarily on the profitability of the Bank. The Bank's profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. The Bank's net interest income, for example, could be adversely affected if changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than any increase in the yield on the Bank's interest-earning assets. The Bank, like other financial institutions, uses a methodology that measures its exposure to interest rate risk based on its interest rate sensitivity gap. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. At June 30, 1998, the Bank's cumulative one-year interest sensitivity gap (the difference, based on certain assumptions, between the amount of interest-earning assets anticipated by the Bank to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank, based on certain assumptions, to mature or reprice within one year) as a percentage of total assets was a negative 2.52%. As a result, based upon the methodology used by the Bank, the yield on interest-earning assets of the Bank may adjust to changes in interest rates at a slower rate than the cost of the Bank's interest-bearing liabilities. Consequently, the Bank's net interest income could be adversely affected during periods of rapidly rising interest rates. There can be no assurance, however, that the changes in the Bank's actual net interest income will be consistent with those projected in the methodology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the accompanying 1997 Annual Report for further discussion of the Bank's exposure to interest rate risk, as well as any shortcomings in the methodology. Changes in interest rates also may impact the volume of mortgage loan originations as well as the value of the Bank's investments in mortgage-backed securities, investment securities and other interest-earning assets.

   CAPABILITY OF THE BANK'S DATA PROCESSING TO ACCOMMODATE THE YEAR 2000

        Like many financial institutions, the Bank and County Savings rely upon computers for the daily conduct of their businesses and for data processing generally. There is concern that on January 1, 2000 computers will be unable to "read" the new year and as a consequence, there may be widespread computer malfunctions. The Bank's and County Savings' loan portfolio primarily consists of loans secured by real estate. Consequently, neither believe that their lending operations are dependent on borrowers' compliance with the year 2000 issue. However, both the Bank and County Savings rely on independent third parties to provide data processing services, and each institution has been advised by such parties that the year 2000 issue is being addressed and that it should not affect the respective institutions' external data processing services. The Bank is in the process of testing its computer applications and hardware to ensure that they will be able to read the year 2000, and intends to complete testing by December 31, 1998. At June 30, 1998, the costs the Bank to date incurred to address the year 2000 issue have not been significant. In connection with the Merger, the Bank will incur costs to integrate County Savings' computer operations with the Bank's computer system. These costs will include the costs necessary to ensure that County Savings' computer hardware is upgraded to be year 2000 compliant. Management of the Bank estimates that the costs to complete a comprehensive upgrading of the Bank's computer operations and integrate County Savings computer operations will be $750,000, of which $300,000 has been spent as of June 30, 1998. However, there can be no assurance that the Bank's third party data service providers will be able to satisfactorily address the year 2000 issue, or that the associated costs of integrating County Savings computer system with the Bank's, and making sure that the integrated computer system is year 2000 compliant will not exceed management's estimate.

   CONTROL BY MUTUAL HOLDING COMPANY

        As the majority stockholder of the Company, the Mutual Holding Company will be able to elect all of the directors of the Company and direct its business and affairs. Following the Merger, the Mutual Holding Company will be controlled by its Board of Trustees which will consist of the current Trustees of Pathfinder Bancorp, MHC and certain of the Trustees of County Savings. As a result, it is expected that the Board of Trustees of the Mutual Holding Company will exercise control over the Company and, consequently, will be capable of perpetuating the Board of Directors and management of the Mutual Holding Company, the Company and the Bank. THE PURCHASERS OF THE COMMON STOCK IN THE OFFERING WILL BE MINORITY STOCKHOLDERS OF THE COMPANY AND WILL HAVE LIMITED INFLUENCE IN ELECTING DIRECTORS OR OTHERWISE DIRECTING THE AFFAIRS OF THE COMPANY AS LONG AS THE MUTUAL HOLDING COMPANY REMAINS IN EXISTENCE. THE COMPANY'S CERTIFICATE OF INCORPORATION PROHIBITS CUMULATIVE VOTING. THEREFORE, THE MUTUAL HOLDING COMPANY HAS THE POWER TO ELECT ALL THE DIRECTORS OF THE COMPANY. NO ASSURANCES CAN BE GIVEN THAT THE MUTUAL HOLDING COMPANY WILL NOT TAKE ACTION THAT INDIVIDUAL MINORITY STOCKHOLDERS BELIEVE TO BE CONTRARY TO THEIR INTERESTS.

   MINORITY PUBLIC OWNERSHIP AND CERTAIN ANTI-TAKEOVER PROVISIONS

        VOTING CONTROL BY THE MUTUAL HOLDING COMPANY. Under New York law and regulations, 51% of the Company's voting shares must be owned by the Mutual Holding Company, and the Mutual Holding Company will own __% of the Common Stock outstanding at the completion of the Offering. The Mutual Holding Company will be controlled by its executive officers and directors, who will consist of persons who are executive officers and directors of the Company following the Merger. The Mutual Holding Company will elect all members of the Board of Directors of the Company and, with certain exceptions, will control the outcome of matters presented to the stockholders of the Company for resolution by vote. The situations in which the Mutual Holding Company may not control the outcome of such vote include any stockholder vote to approve a restricted stock plan or stock option plan instituted within one year of the Offering (which would require the approval of a majority of the shares other than shares held by the Mutual Holding Company), any stockholder vote relating to the Mutual Holding Company's conversion from the mutual to the stock form of organization (which would require the approval of a majority of shares other than shares held by the Mutual Holding Company).
   The Mutual Holding Company, acting through its Board of Trustees, will be able to control the business and operations of the Company and the Bank and will be able to prevent any challenge to the ownership or control of the Company by stockholders other than the Mutual Holding Company. Although New York law and regulations permit the Mutual Holding Company to convert from the mutual to the capital stock form of organization, there can be no assurance when, if ever, a conversion of the Mutual Holding Company will occur.

        PROVISIONS IN THE COMPANY'S GOVERNING INSTRUMENTS. In addition, certain provisions of the Company's Certificate of Incorporation and Bylaws, particularly a provision limiting voting rights, as well as certain federal and state regulations will assist the Company in maintaining its status as an independent, publicly owned corporation. These provisions provide for, among other things, staggered boards of directors, no cumulative voting for directors, limits on the calling of special meetings of stockholders, and limits on the ability to vote Common Stock in excess of 10% of outstanding shares (except as to shares held by the Mutual Holding Company and the ESOP).

   CONVERSION OF MUTUAL HOLDING COMPANY TO STOCK FORM - IMPACT OF WAIVED DIVIDENDS ON MINORITY STOCKHOLDERS AND LIMITATIONS ON STOCKHOLDER PURCHASES IN A CONVERSION TRANSACTION

        The Mutual Holding Company is authorized by New York and federal law and regulations to convert to stock form (a "Conversion Transaction"). There can be no assurance when, if ever, a Conversion Transaction would occur. If the Conversion Transaction does not occur, the Mutual Holding Company will always own a majority of the voting stock of the Company.

        In a Conversion Transaction, the Mutual Holding Company would merge with and into City Savings or the Company, with City Savings or the Company (as the case may be) as the resulting entity, and certain depositors of City Savings (including depositors who were depositors of County Savings prior to the Merger) would receive the right to subscribe for all of the shares of common stock of the Company sold for cash in the Conversion Transaction, according to terms established by the Board of Directors of the Company and the Board of Trustees of the Mutual Holding Company. Depositors of County Savings who remain as depositors of City Savings shall have the right to subscribe for shares in the Conversion Transaction on the same terms as depositors of City Savings. If the right to subscribe for shares sold in the Conversion Transaction is determined, in part, upon deposit balances at a particular date that precedes the date of the completion of the Merger, then deposits held at County Savings shall be considered as though such deposits were held at City Savings. The additional shares of Common Stock of the Company issued in the Conversion Transaction would be sold at their aggregate pro forma market value as determined by an independent appraisal.

        In any Conversion Transaction, Minority Stockholders, if any, will be entitled without additional consideration to maintain the same percentage ownership interest in the Company after the Conversion Transaction as their percentage ownership interest in the Company immediately prior to the Conversion Transaction (i.e., the "Minority Ownership Interest"), subject only to the following adjustments (if required by federal or state law, regulation, or regulatory policy) to reflect: (i) the cumulative effect of the aggregate amount of dividends waived by the Mutual Holding Company and
   (ii) the market value of assets of the Mutual Holding Company (other than common stock of the Company).

        The adjustment referred to in clause (i) of the preceding paragraph above would require that the Minority Ownership Interest (expressed as a percentage) be adjusted by multiplying the Minority Ownership Interest by the following fraction:

  (Company stockholders' equity immediately prior to Conversion Transaction) -
  ----------------------------------------------------------------------------
        (aggregate amount of dividends waived by Mutual Holding Company)
        ----------------------------------------------------------------
    Company stockholders' equity immediately prior to Conversion Transaction

        The Minority Ownership Interest shall also be adjusted to reflect any assets of the Mutual Holding Company other than Common Stock of the Company by multiplying the result obtained in the immediately preceding paragraph by the following fraction:

   (pro forma market value of Company) - (market value of assets of Mutual
    -----------------------------------------------------------------------
              Holding Company other than Company common stock)
              ------------------------------------------------
                       pro forma market value of Company

        At the sole discretion of the Board of Trustees of the Mutual Holding Company and the Board of Directors of the Company, a Conversion Transaction may be effected in any other manner necessary to qualify the Conversion Transaction as a tax-free merger under applicable federal and state tax laws. A Conversion Transaction would require the approval of applicable federal regulators, and would be presented to a vote of the depositors of City Savings. City Savings has no current intention to conduct a Conversion Transaction. Further, to date the Mutual Holding Company has not waived the receipt of dividends.

   EXTENSIVE GOVERNMENTAL REGULATION OF THE FINANCIAL INSTITUTION INDUSTRY

        The Bank is subject to extensive regulation by the FDIC and is periodically examined by the FDIC to test compliance with various regulatory requirements. Such supervision and regulation is intended primarily for the protection of depositors and the deposit insurance fund, and not for the maximization of shareholder value. The lending and savings activities of the Bank are also subject to various "consumer protection" laws that impose significant liability for noncompliance, whether intentional or not. Accordingly, the operations and profitability of financial institutions and their holding companies are significantly affected by legislation and the policies of the various federal banking agencies. Since 1989, legislation has been enacted on various occasions that imposes increased regulatory restrictions and obligations on the operations of financial institutions and mandates the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards.

   THE POSSIBLE DECLINE IN THE MARKET FOR COMMON STOCK AFTER THE OFFERING

        Because the Adjusted Price Per Share may be less than the market price of Common Stock on the date the Offering is completed, some Eligible Account Holders may be inclined to immediately sell shares of Common Stock, purchased at the discounted price, in order to attempt to realize any such profit. In addition, it is possible that the receipt, exercise, or lapse of subscription rights may result in tax liability for certain Eligible Account Holders. In such case, Eligible Account Holders may also be inclined to sell Common Stock to realize sufficient cash to pay the tax liability resulting therefrom. Any such sales, depending on the volume and timing, could cause the market price of Common Stock to decline. Purchasers should consider these possibilities in determining whether to purchase Common Stock and, the timing of any sale of Common Stock. The Common Stock is quoted on the Nasdaq SmallCap Market. See "Market Information" and "The Offering and Merger--Stock Pricing and Number of Shares to be Issued," "--The Independent Valuation" and "--Certain Federal Income Tax Consequences."

   INABILITY TO RESELL THE COMMON STOCK UNTIL THE ISSUANCE AND RECEIPT OF CERTIFICATES

        Except for shares issued to a person who is deemed an affiliate of County Savings or the Company for purposes of Rule 145 under the 1933 Act, the Common Stock purchased in the Offering will be freely transferable under the 1933 Act. However, until certificates for Common Stock are delivered to purchasers, purchasers may not be able to sell the shares of Common Stock for which they subscribe. Accordingly, during such period subscribers will bear the risk of any decline in the market price in the Common Stock. The Company intends to mail the certificates representing Common Stock issued in the Offering promptly following completion of the Offering. See "The Offering and Merger--Procedure for Purchasing Shares in Subscription and Community Offering."

   THE HIGHLY COMPETITIVE ENVIRONMENT IN WHICH THE COMPANY OPERATES

        The Bank faces significant competition in its market area both in attracting deposits and in originating loans. The Bank faces direct competition from a significant number of financial institutions, as well as other providers of financial services, operating in its market area, many with a state-wide or regional presence, and, in some cases, a national presence. This competition arises from commercial banks, savings institutions, mortgage banking companies, credit unions, brokerage firms, mutual funds and other providers of financial services, many of which are significantly larger than the Bank, and therefore have greater financial and marketing resources than those of the Bank.

   BEST EFFORTS OFFERING WITH NO REQUIRED MINIMUM NUMBER OF SHARES

        The Company has engaged __________ as a financial and marketing advisor, and ___________ has agreed to use its best efforts to solicit subscriptions and purchase orders for Common Stock in the Offering. __________ has not prepared any report or opinion constituting a recommendation or advice to the Company, nor has it prepared an opinion as to the fairness of the terms of the Offering. ___________ expresses no opinion as to the price at which Common Stock to be issued in the Offering may trade. Furthermore, __________ has not verified the accuracy or completeness of the information contained in this Prospectus. See "The Reorganization and Offering--Plan of Distribution and Selling Commissions."

        The minimum dollar amount of Common Stock that must be sold in the Offering is $4,574,705, based on the Unadjusted Price Per Share, unless the Company obtains Department and FDIC approval of an offering of a lesser dollar amount of Common Stock. If the Company obtains regulatory approval of an offering of a lesser dollar amount of Common Stock, then the remaining unsold Common Stock will be issued to the Mutual Holding Company, which will not pay cash consideration to the Company for such shares. There can be no assurance that the Company will be able to obtain regulatory approval of such an issuance of unsold shares to the Mutual Holding Company. In addition, because the number of shares to be issued in the Offering is based on the Unadjusted Price Per Share, which cannot be determined until the consummation of the Offering, the Company has not established a required minimum number of shares that must be sold in order to complete the Offering. See "The Offering and Merger--Description of Sales Activity" and "--Stock Pricing and Number of Shares to be Issued."

                    PATHFINDER BANCORP, INC. AND SUBSIDIARY
                       SELECTED FINANCIAL AND OTHER DATA

     Set forth below are selected consolidated financial and other data of the Company and the Bank. For additional information about the Company, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included in the 1997 Annual Report that accompanies this Prospectus. Because the Company had insignificant assets and operations until completion of the Two-Tier Reorganization on December 30, 1997, information as of and for periods ending prior to such time is presented for the Bank.



                                AT                      AT DECEMBER 31,
                             JUNE 30,  -----------------------------------------------------
                              1998       1997       1996       1995       1994       1993
                            ---------  ---------  ---------  ---------  ---------  ---------
                                                    (IN THOUSANDS)

    Total assets...........  $198,091   $196,770   $189,937   $180,752   $170,715  $129,270
    Interest-earning
     deposits at other
     financial institutions     1,300         --      1,550      8,200     13,627     7,962
    Investment securities..    27,129     33,663     36,673     44,932     48,135    33,776
    Mortgage-backed
     securities............    19,908     23,158     22,829      7,953        992     1,408
    Loans receivable net:
      Real estate..........   113,292    109,543     99,047     91,023     83,563    74,150
      Consumer and other...    11,100     10,495      9,695      9,126      6,105     4,663
       Total loans
        receivable, net....   124,392    120,038    108,742    100,149     89,668    78,813
    Intangible assets......     3,447      3,605      3,921      4,236      4,552        --
    Deposits...............   157,399    152,399    158,998    158,324    155,764   115,344
    Borrowed funds.........    14,600     18,242      7,610         --         --        --
    Note payable ESOP......       402        430        486        425         --        --
    Equity.................    23,544     23,583     21,390     20,751     13,990    12,953


                               AT OR FOR THE
                                SIX MONTHS                    FOR THE YEARS ENDED DECEMBER 31,
                               ENDED JUNE 30,      ----------------------------------------------------
                               1998       1997       1997        1996       1995        1994     1993
                             --------   --------   --------    --------   --------    --------   ------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Interest income..........  $  7,126   $  6,972   $ 14,168    $ 13,213   $ 12,205    $ 10,443   $9,858
  Interest expense.........     3,551      3,366      6,892       6,414      6,259       4,697    4,062
  Net interest income......     3,574      3,605      7,276       6,799      5,946       5,746    5,796
  Net income...............       745      1,137      1,854       1,272        990       1,146    1,802

PER COMMON SHARE (b)
  Net income:
   Basic...................      0.27       0.41       0.66        0.45       0.07          NA       NA
   Diluted.................      0.26       0.41       0.66        0.45       0.07          NA       NA
   Book value..............      8.46       8.00       8.40        7.22       7.00          NA       NA
   Cash dividends declared       0.10       0.08       0.17        0.13         --          NA       NA
   Stock price:
     IOP...................        --         --         --          --      5.000
     High..................    26.125      9.333     20.000       7.083      7.167          NA       NA
     Low...................    17.172      6.250      6.250       5.333      5.583          NA       NA
     Close.................    22.000      8.666     20.000       6.250       7.00          NA       NA

SELECTED PERFORMANCE RATIOS (c)
 Return on average assets..      0.76%      1.19%      0.97%       0.69%      0.56%       0.74%    1.40%
 Return on average equity..      6.25      10.54       8.35        6.09       6.31        8.20    14.99
 Return on tangible equity.      7.34      12.84       9.28        7.28       5.99       12.14    13.91
 Dividend payout ratio.....     37.10      19.69      26.19       29.37         --          NA       NA
 Equity to total assets....     11.89      11.95      11.98       11.26      11.47        8.19    10.02
 Net interest rate spread..      3.87       4.02       3.98        3.88       3.72        4.01     4.68
 Noninterest expense to
  total assets.............      3.15       2.72       2.94        2.82       2.94        2.83     2.72
 Nonperforming loans to
  net loans receivable.....      1.10       1.38       1.28        2.05       0.92        1.24     1.00
 Nonperforming assets to
  total assets.............      1.30       1.15       1.17        1.54       0.83        1.01     1.24
 Allowance for loan losses
  to net loans receivable..      0.63       0.91       0.69        0.83       0.35        0.35     0.36
 Number of full-service
  offices..................         5          5          5           5          5           5        3

(a) Earnings per share for 1995 are based on the period from November 15, 1995 to December 31, 1995.
(b) Per common share data has been retroactively restated to reflect the three-for-two stock split paid on February 5, 1998 to stockholders of record January 26, 1998.
(c) Annualized where appropriate.

                           OSWEGO COUNTY SAVINGS BANK
                       SELECTED FINANCIAL AND OTHER DATA

        Set forth below are selected financial and other data of County Savings at and for the years indicated. The selected financial and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information, financial statements and notes thereto of County Savings that are presented elsewhere in this Prospectus.

                                                             AT                  AT DECEMBER 31,
                                                        JUNE 30, 1998         1997             1996
                                                        -------------         ----             ----
                                                                        (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets.........................................     $110,343             $112,139        $115,650
Cash and due from banks..............................        3,299                4,083           4,723
Federal funds sold and other short-term investments..        5,195                2,681          12,819
Securities held to maturity..........................       10,762               10,441          10,106
Securities available for sale........................       12,191               10,921               5
Loans, net...........................................       74,013               79,052          83,504
Deposits.............................................       96,679               97,899         102,015
Net worth............................................       11,388               11,173          11,197

                                                     SIX MONTHS ENDED JUNE 30,         YEARS ENDED DECEMBER 31,
                                                          1998      1997                    1997         1996
                                                        --------  --------                --------      ------
                                                                             (IN THOUSANDS)
SELECTED OPERATIONS DATA:
Total interest income................................  $  3,983  $  4,139                 $  8,233      $8,169
Total interest expense...............................     1,732     1,883                    3,738       3,973
                                                       --------  --------                 --------      ------
 Net interest income.................................     2,251     2,256                    4,495       4,196
                                                       --------  --------                 --------      ------
Provision for loan losses............................        60        68                      525       1,141
Other operating income...............................       224       235                      535         502
Other operating expense..............................     2,121     1,807                    4,479       3,737
                                                       --------  --------                 --------      ------
Income (loss) before income tax expense (benefit)....       294       616                       26        (180)
Income tax expense (benefit).........................       124       305                       56        (119)
                                                       --------  --------                 --------      ------
 Net income (loss)...................................  $    170  $    311                 $    (30)     $  (61)
                                                       ========  ========                 ========      ======

                            PATHFINDER BANCORP, INC.

        The Company is a Delaware corporation that was formed to become the stock holding company of the Bank in a transaction (the "Two-Tier Reorganization") that was approved by the Bank's stockholders on December 17, 1997, and completed on December 30, 1997. In the Two-Tier Reorganization, each share of the Bank's common stock was converted into and became a share of Common Stock of the Company, and the Bank became a wholly-owned subsidiary of the Company. The Mutual Holding Company and stockholders other than the Mutual Holding Company, which owned approximately 54% and 46%, respectively, of the Bank's outstanding shares of common stock immediately prior to completion of the Two-Tier Reorganization, became the owners of the same percentage of the outstanding shares of Common Stock of the Company immediately following the completion of the Two-Tier Reorganization.

        At June 30, 1998, the Company had total assets of $198.1 million, total deposits of $157.4 million and stockholders' equity of $23.5 million. As of June 30, 1998, the Company, through the Bank, operated five community banking offices throughout its market area in Oswego County. The Bank has focused its lending activities primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family real estate. At June 30, 1998, $113.3 million, or 91.1%, of the Bank's total loans receivable were secured by real estate, of which $83.4 million or 73.6 %, were loans secured by one- to four-family residences, $18.3 million or 16.1%, were secured by commercial real estate, $2.0 million or 1.7% were secured by multi-family properties and $9.7 million or 8.6% were secured by second liens on residential properties. The Bank also originates consumer and other loans which totaled $11.1 million, or 8.9%, of the Bank's total loans receivable.

        The Bank invests a portion of its assets in securities issued by the United States Government, state and municipal obligations, corporate debt securities, mutual funds, and equity securities. The Bank also invests in mortgage-backed securities primarily issued or guaranteed by the United States Government or agencies thereof. The Bank's principal sources of funds are deposits, principal and interest payments on loans and borrowings from correspondent financial institutions. The principal source of income is interest on loans and investment securities. The Bank's principal expenses are interest paid on deposits, and employee compensation and benefits.

        The Company's principal executive office is located at 214 West First Street, Oswego, New York, and its telephone number at that address is (315) 343-0057.

                                USE OF PROCEEDS

         Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Offering is completed, it is presently anticipated that the net proceeds will be between $2.2 million and $3.6 million ($4.3 million at the maximum, as adjusted), assuming that: (i) all of the Common Stock offered in the Offering is purchased by Eligible Account Holders at the Adjusted Price Per Share; (ii) the Mutual Holding Company is capitalized with $200,000 in cash; (iii) County Savings contributes $2.0 million in cash or other assets to the Charitable Foundation; (iv) a number of shares equal to 8% of the Common Stock sold in the Offering is purchased by the Bank's ESOP; and (v) a number of shares of Common Stock equal to 4% of the Common Stock sold in the Offering is purchased by the Bank's Recognition and Retention Plan for awards to employees, that such open market purchases are funded with gross proceeds from the Offering, and that the purchase price is equal to the Unadjusted Purchase Price Per Share. The net proceeds of the Offering will be initially invested in federal funds and investment grade, short-term marketable securities, or used for general corporate purposes.

The following table demonstrates the estimated net proceeds of the Offering.

                                                                                                 VALUATION
                                                      VALUATION      VALUATION       VALUATION    MAXIMUM,
                                                       MINIMUM        MIDPOINT        MAXIMUM    AS ADJUSTED
                                                      ---------      ---------       ---------   -----------
                                                                          (IN THOUSANDS)
Appraised value of County Savings/(1)/..............    $11,050       $13,000         $14,950    $ 17,193
Value of Common Stock offered in the Offering/(2)/..      5,083         5,980           6,877       7,909
Eligible Account Holder discount/(3)/...............       (508)         (598)           (688)       (791)
                                                        -------       -------         -------    --------
Gross proceeds from the sale of Common Stock........      4,575         5,382           6,189       7,118
Merger and Offering expenses........................       (229)         (269)           (309)       (356)
Funds utilized to capitalize the Mutual Holding
 Company............................................       (200)         (200)           (200)       (200)
Charitable contribution, net of tax benefit.........     (1,380)       (1,380)         (1,380)     (1,380)
Restricted stock issued to County Savings
 management and Trustees/(4)/.......................       (183)         (215)           (248)       (285)
Common Stock acquired by ESOP /(5)/.................       (366)         (431)           (495)       (569)
                                                        -------       -------         -------     -------
   Estimated net proceeds/(5)/......................    $ 2,217       $ 2,887         $ 3,557     $ 4,328
                                                        =======       =======         =======     =======

----------------
/(1)/ The Appraisal was prepared based on the assumption that County Savings would make a charitable contribution of $2.0 million prior to the completion of the Merger. Offering proceeds have been reduced by the amount of the charitable contribution, net of tax benefit. See "The Offering and Merger-The Charitable Foundation."

/(2)/ Assumes that 46% of the Common Stock issued in the Merger is sold in the Offerings.

/(3)/ Assumes that all shares issued in the Offering are purchased by Eligible Account Holders at the Adjusted Price Per Share.

/(4)/ Assumes that a number of shares equal to 4% of the shares sold in the Offering are purchased by the Bank's Recognition and Retention Plan for awards to County Savings employees, such open market purchases are funded with Offering proceeds, and the price paid is equal to the Unadjusted Price Per Share. Alternatively, such shares could be issued out of the Company's authorized but unissued shares of Common Stock, which would result in an increase in pro forma Offering proceeds as presented. See "The Offering and Merger--Interests of Certain Persons in the Offering."

/(5)/  Assumes the ESOP purchases 8% of the shares issued in the Offering.


                              MARKET INFORMATION

        The Common Stock is listed on the Nasdaq SmallCap Market under the symbol "PBHC." As of June 30, 1998, the Company had five registered market makers, 197 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 2,782,232 shares outstanding (as adjusted). The following table sets forth market price and dividend information for the Common Stock or, prior to the completion of the Two-Tier Reorganization, the Bank's common stock. Information is presented for each quarter of the previous two calendar years through June 30, 1998. All information has been revised to reflect the Company's three-for-two stock split.



                QUARTER ENDED         HIGH      LOW    DIVIDENDS
                -------------------  -------  -------  ---------

                1996
                ----
                March 31             $ 6.833  $ 5.833  $.0333
                June 30                6.000    5.500   .0333
                September 30           6.000    5.333   .0333
                December 31            7.083    5.833   .0333

                1997
                ----
                March 31               8.667    6.250   .0333
                June 30                9.333    7.250   .0467
                September 30          14.750    8.583   .0467
                December 31           20.000   14.000   .0467

                1998
                ----
                March 31              24.625   17.172   .0500
                June 30               26.125   21.000   .0500

        The last trade of the Common Stock on __________, 1998 was at a price of $_______per share. Following completion of the Offering, the Company expects that the Common Stock will be listed on the Nasdaq National Market System.

                                DIVIDEND POLICY

   GENERAL

        The Bank, or, since the Two-Tier Reorganization, the Company, has paid cash dividends every quarter since the completion of its mutual holding company reorganization and minority stock issuance in November 1995, and it is the current policy of the Company to pay a quarterly cash dividend of $.05 per share. As of the date hereof the Company's assets consist of $3.0 million in cash and its ownership of 100% of the common stock of the Bank. The Company's principal source of income with which to pay dividends consists of dividends from the Bank. Accordingly, the Company's ability to pay dividends will depend in part on its receipt of sufficient cash dividends from the Bank, the $3.0 million in cash used to capitalize the Company and the amount of net proceeds from the Offering retained by the Company. UNDER DELAWARE GENERAL CORPORATE LAW, DIVIDENDS MAY BE PAID EITHER OUT OF SURPLUS OR, IF THERE IS NO SURPLUS, OUT OF NET PROFITS FOR THE FISCAL YEAR IN WHICH THE DIVIDEND IS DECLARED AND/OR THE PRECEDING FISCAL YEAR.

        Whether dividends will be paid by the Company will be determined by the Company's Board of Directors and will be based upon its consolidated financial condition, results of operations, tax considerations, economic conditions, regulatory restrictions which affect the payment of dividends by the Bank to the Company, and other factors. In addition, the Company's ability to pay dividends is subject to limitations under Delaware law, and regulations of the FRB that require the Company to maintain minimum levels of capital. There can be no assurance that dividends will be paid on Company Common Stock or that, if paid, such dividends will not be reduced or eliminated in the future.

        The Bank's ability to pay dividends is governed by New York law. Under New York law, savings banks may declare and pay dividends only out of certain net profits, annually, semi-annually or quarterly, but not more frequently. The approval of the Superintendent is required if the total for all dividends declared in any calendar year exceeds the total net profits for the year plus retained net profits of the preceding two years, less any required transfers to surplus or to fund the retirement of preferred stock. No dividends may be paid so long as there is any impairment of capital. The ability of the Bank to pay dividends on common stock is restricted by tax considerations related to state savings banks and by federal regulations applicable to state chartered savings banks. Income appropriated to bad debt reserves and deducted for federal income tax purposes may not be used to pay cash dividends without the payment of federal income taxes by the Bank on the amount of such income removed from reserves for such purpose at the then current income tax rate. Additionally, the Bank is precluded from paying dividends on its common stock if its regulatory capital would thereby be reduced below the regulatory capital requirements prescribed for a state savings bank under federal law. The Bank currently satisfies its applicable regulatory capital requirements.

   DIVIDEND WAIVERS BY THE MUTUAL HOLDING COMPANY

        It is the current policy of many mutual holding companies to waive the right to receive dividends paid by their subsidiary savings association or savings association holding company, and in such cases dividends are paid only to minority stockholders and not to the mutual holding company. In connection with the FRB's approval of the Bank's formation of the Mutual Holding Company, and the FRB's approval of the Two-Tier Reorganization, the FRB imposed certain conditions on the waiver by the Mutual Holding Company of dividends paid on the Common Stock. In particular, the Mutual Holding Company must obtain prior FRB approval before it may waive any dividends.
   The amount of any waived dividends will not be available for payment to Minority Stockholders and will be excluded from capital for purposes of calculating dividends payable to Minority Stockholders. Moreover, the cumulative amount of waived dividends must be maintained in a restricted capital account which would be added to any liquidation account of the Bank, and would not be available for distribution to Minority Stockholders. The restricted capital account and liquidation account amounts would not be reflected in the Bank's or the Company's financial statements or the notes thereto, but would be considered as a notational or memorandum account of the Bank, and would be maintained in accordance with the rules, regulations and policy of the Office of Thrift Supervision ("OTS") except that such rules would be administered by the FRB, and any other rules and regulations adopted by the FRB.

        The Mutual Holding Company's decision as to whether or not to apply to the FRB for approval to waive a particular dividend will depend on a number of factors, including the Mutual Holding Company's capital needs, regulatory approvals and the investment alternatives available to the Mutual Holding Company as compared to those available to the Bank and the Company. There can be no assurance (i) that the Mutual Holding Company will apply to the FRB for approval to waive dividends paid by the Company, (ii) that the FRB will approve any dividend waivers by the Mutual Holding Company or (iii) of the terms that may be imposed by the FRB on any dividend waiver. As of the date hereof, the FRB had not given its approval to any waiver, and the Mutual Holding Company had not waived any dividends.

                                 CAPITALIZATION

        The following table presents the consolidated capitalization of the Company at June 30, 1998 and the pro forma consolidated capitalization of the Company at such date after giving effect to the Merger of County Savings into the Bank and the receipt of the estimated net proceeds from the sale of the Common Stock offered hereby at the minimum, midpoint, maximum and adjusted maximum of the Offering Range, based on the assumptions set forth above in "Use of Proceeds" and in the notes below.

                                                                                              AS OF JUNE 30, 1998
                                                                                -----------------------------------------------
                                                                                                                     MAXIMUM
                                                                                 MINIMUM    MIDPOINT     MAXIMUM    AS ADJUSTED
                                                                                 338,867    398,667      458,467     527,237
                                                 COMPANY      COUNTY SAVINGS     PRICE OF   PRICE OF     PRICE OF    PRICE OF
                                               ACTUAL, AS OF   ACTUAL, AS OF      $13.50     $13.50       $13.50      $13.50
                                               JUNE 30, 1998   JUNE 30, 1998    PER SHARE   PER SHARE    PER SHARE   PER SHARE
                                               -------------   --------------   ---------  -----------   ---------   ---------
                                                                               (IN THOUSANDS)
Deposits.......................................  $157,399          $ 97,602     $255,001    $255,001     $255,001    $255,001
Borrowings.....................................    15,002               --        15,002      15,002       15,002      15,002
                                                 --------         ---------     --------    --------     --------    --------
 Total deposits and borrowed funds.............  $172,401          $ 97,602     $270,003    $270,003     $270,003    $270,003
                                                 ========         =========     ========    ========     ========    ========

Stockholders' equity:
 Common stock, $0.10 par value 9,000,000 shares
  authorized; shares to be issued as reflected.       288              --            361         374          387         402
 Additional paid-in capital....................     7,569              --         17,808      19,615       21,422      23,500
 Retained earnings.............................    17,625          11,338         17,005      17,005       17,005      17,005
 Unearned stock-based compensation.............    (1,634)             --         (1,634)     (1,634)      (1,634)     (1,634)
 Plus:
  Tax benefit of contribution to Charitable....       --               --            620         620          620         620
   Foundation..................................
  Net unrealized gain..........................       874              --            874         874          874         874
 Less:
  Common stock acquired by ESOP................      (379)             --           (745)       (810)        (874)       (948)
  Common stock acquired by Recognition and
   Retention Plan..............................        --              --           (183)       (215)        (248)       (285)
  Treasury stock...............................      (798)             --           (798)       (798)        (798)       (798)
                                                  --------      ---------       --------    --------     --------    --------
   Total stockholders' equity..................   $ 23,545      $ 11,338        $ 33,308    $ 35,031     $ 36,754    $ 38,736
                                                  ========      =========       ========    ========     ========    ========

                                 PRO FORMA DATA

        The following tables set forth selected unaudited pro forma financial data for the Company reflecting the Offering and Merger, assuming that the Merger was accounted for using the purchase method of accounting. The pro forma statement of income information has been prepared assuming as follows:
   (i) the shares of Common Stock are issued from authorized but unissued shares at the beginning of the period and shares sold in the Offering as well as shares issued to the Mutual Holding Company are included in per share amounts; (ii) net proceeds from the Offering are invested at 5.37% and 5.48% (the one year U.S. Treasury Bill yield as of June 30, 1998 and December 31, 1997, respectively; (iii) the effective tax rate of the Company for the six months ended June 30, 1998 and the year ended December 31, 1997, was 31%;
   (iv) unless otherwise noted, the shares of Common Stock are sold in the Offering at the mid-point of the Valuation Range; (v) total expenses of the Offering are assumed to be 5% of the offering; (vi) all of the shares of Common Stock sold in the Offering are purchased by Eligible Account Holders at the Adjusted Price Per Share; (vii) a number of shares of Common Stock equal to 8% of the Common Stock sold in the Offering is purchased by the ESOP; and (viii) a number of shares of Common Stock equal to 4% of the Common Stock sold in the Offering is purchased by the Bank's Recognition and Retention Plan ("Recognition and Retention Plan") for awards to employees, such open market purchases are funded with gross proceeds from the Offering, and the purchase price is equal to the Adjusted Price Per Share. No assurance can be given that the Offering and Merger will be completed on the terms and conditions described herein.

REGULATORY CAPITAL

        Set forth below is a summary of the Bank's and the Company's historical regulatory capital at June 30, 1998, and pro forma regulatory capital following completion of the Merger and the Offering, based on the estimated net proceeds from the sale of the Common Stock in the Offering at the midpoint of the Valuation Range. The Bank and the Company exceed all regulatory capital requirements on an historical and pro forma basis.

                                  CITY SAVINGS                COUNTY SAVINGS            PRO FORMA AT JUNE 30, 1998
                                  ACTUAL, AS OF               ACTUAL, AS OF             --------------------------
                                  JUNE 30, 1998               JUNE 30, 1998                      MINIMUM
                             -----------------------       ----------------------       --------------------------
                                           PERCENT                      PERCENT                        PERCENT
                                             OF                           OF                              OF
                             AMOUNT      ASSETS/(2)/        AMOUNT    ASSETS/(2)/        AMOUNT       ASSETS/(2)/
                             ------      -----------       -------    -----------       -------       -----------
                                                         (DOLLARS IN THOUSANDS)
Capital and Retained
  Earnings Under
  Generally Accepted
  Accounting Principles....  $20,557        10.53%         $11,338       10.28%         $30,321           9.77%
                             =======        =====          =======       =====          =======         ======

Tier I Leverage/(3)/.......  $16,236         8.50%         $11,338       10.36%         $25,999           8.52%
Requirement/(4)/...........    5,728         3.00%           3,283        3.00%           9,154           3.00%
                             -------        -----          -------       -----          -------         ------
Excess.....................  $10,508         5.50%         $ 8,055        7.36%         $16,845           5.52%
                             =======        =====          =======       =====          =======         ======

Tier I Risk Based/(3), (5)/  $16,236        13.54%         $11,338       16.35%         $25,999          13.67%
Requirement................    4,798         4.00%           2,774        4.00%           7,609           4.00%
                             -------        -----          -------       -----          -------         ------
Excess.....................  $11,438         9.54%         $ 8,564       12.35%         $18,390           9.67%
                             =======        =====          =======       =====          =======         ======

Total Risk-Based...........  $17,060        14.22%         $12,210       17.61%         $28,119          14.78%
Risk-Based
 Requirement/(3), (5)/.....    9,595         8.00%           5,547        8.00%         $15,218           8.00%
                             -------        -----          -------       -----          -------         ------
Excess.....................  $ 7,465         6.22%         $ 6,663        9.61%         $12,901           6.78%
                             =======        =====          =======       =====          =======         ======


                                                    Pro Forma at June 30, 1998
                                  ---------------------------------------------------------

                                       MIDPOINT                      MAXIMUM             MAXIMUM, AS ADJUSTED/(1)/
                               ------------------------      -----------------------     -------------------------
                                              PERCENT                      PERCENT                     PERCENT
                                                OF                           OF                           OF
                                AMOUNT      ASSETS/(2)/      AMOUNT      ASSETS/(2)/     AMOUNT       ASSETS/(2)/
                               -------      ----------       ------      -----------     ------       -----------
                                                            (DOLLARS IN THOUSANDS)
Capital and Retained
  Earnings Under
  Generally Accepted
  Accounting Principles....    $32,044        10.23%        $33,767        10.68%        $35,749        11.20%
                               =======        =====         =======        =====         =======        =====

Tier I Leverage/(3)/.......    $27,722         9.00%        $29,445         9.47%        $31,427        10.01%
Requirement/(4)/...........      9,239         3.00%          9,325         3.00%          9,422         3.00%
                               -------        -----         -------        -----         -------        -----
Excess.....................    $18,483         6.00%        $20,120         6.47%        $22,002         7.01%
                               =======        =====         =======        =====         =======        =====

Tier I Risk Based/(3), (5)/    $27,722        14.53%        $29,445        15.39%        $31,427        16.37%
Requirement................      7,632         4.00%          7,655         4.00%          7,681         4.00%
                               -------        -----         -------        -----         -------        -----
Excess.....................    $20,090        10.53%        $21,790        11.39%        $23,746        12.37%
                               =======        =====         =======        =====         =======        =====

Total Risk-Based...........    $29,842        15.64%        $31,565        16.49%        $33,547        17.47%
Risk-Based
 Requirement/(3), (5)/.....     15,264         8.00%        $15,309         8.00%        $15,362         8.00%
                               -------        -----         -------        -----         -------        -----
Excess.....................    $14,578         7.64%        $16,256         8.49%        $18,185         9.47%
                               =======        =====         =======        =====         =======        =====



___________________________

/(1)/ As adjusted to give effect to an increase in the number of shares which would occur due to an increase in the Valuation Range of up to 15% as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the Offering.

/(2)/ Tier I Leverage capital levels are shown as a percentage of tangible assets. Risk-based capital levels are calculated on the basis of a percentage of risk-weighted assets.

/(3)/ Pro forma capital levels assume: funding by the Bank of the restricted stock plan to enable the plan to acquire in the open market a number of shares equal to 4% of the Common Stock sold in the Offering; the purchase by the ESOP of 8% of the shares sold in the Offering.

/(4)/ The current leverage capital requirement is 3% of total adjusted assets for banks that receive the highest supervisory rating for safety and soundness and that are not experiencing or anticipating significant growth. The current leverage capital ratio applicable to all other banks is 4% to 5%. See "Regulation-Regulatory Capital Requirements.

/(5)/ Assumes net proceeds are invested in assets that carry a risk-weighting equal to the average risk weighting of the Bank's risk-weighted assets as of June 30, 1998.

PRO FORMA UNAUDITED COMBINED CONDENSED BALANCE SHEET AS OF JUNE 30, 1998

        The following unaudited pro forma combined balance sheet information reflects (i) the historical consolidated balance sheets of the Company and County Savings as of June 30, 1998, and (ii) the pro forma combined condensed balance sheet of the Company at the respective dates after giving effect to the Merger.


                                                                                        AT JUNE 30, 1998
                                                              -------------------------------------------------------------

                                                                                                              THE COMPANY
                                                                                                                  AND
                                                                   THE          COUNTY        PRO FORMA      COUNTY SAVINGS
                                                                 COMPANY        SAVINGS     ADJUSTMENTS         COMBINED
                                                              ------------   ------------   ------------     --------------
ASSETS
------
Cash and due from banks.....................................  $  4,520,170   $  3,298,749   $  2,267,069   $     10,085,988
Federal funds sold..........................................     1,300,000      5,195,379             --          6,495,379
                                                              ------------   ------------   ------------   ----------------
 Total cash and cash equivalents............................     5,820,170      8,494,128      2,267,069         16,581,367
Investment securities.......................................    47,037,418     22,953,582        636,532         70,627,532
Mortgage loans--held for sale...............................     6,657,825             --             --          6,657,825
Loans:
 Real estate................................................   113,292,320     73,633,934             --        186,926,254
 Consumer and other.........................................    11,099,895      1,674,958             --         12,774,853
                                                              ------------   ------------   ------------   ----------------
     Total loans............................................   124,392,215     75,308,892             --        199,701,107
 Less: Unearned discounts and origination fees..............       240,103             --             --            240,103
       Allowance for loan losses............................       824,161      1,296,131                         2,120,292
                                                              ------------   ------------   ------------   ----------------
     Loans receivable, net..................................   123,327,951     74,012,761             --        197,340,712
Premises and equipment......................................     4,085,244      2,255,387                         6,340,631
Accrued interest receivable.................................     1,405,298        882,555             --          2,287,853
Other real estate...........................................     1,139,517        583,344             --          1,722,861
Intangible assets...........................................     3,446,998             --       (439,530)         3,007,468
Purchase accounting adjustments to noncurrent assets........            --             --     (2,737,786)        (2,737,786)
Other assets................................................     5,170,889      1,160,816        422,530          6,754,235
                                                              ------------   ------------   ------------   ----------------
 Total assets...............................................  $198,091,310   $110,342,573   $    148,815   $    308,582,698
                                                              ============   ============   ============   ================

LIABILITIES
------------------------------------------------------------
Due to depositors...........................................   157,398,930     97,601,999             --        255,000,929
Borrowed funds..............................................    14,600,000             --             --         14,600,000
Note payable--ESOP..........................................       402,226             --             --            402,226
Other liabilities...........................................     2,145,835      1,402,324             --          3,548,159
                                                              ------------   ------------   ------------   ----------------
 Total liabilities..........................................   174,546,991     99,004,323             --        273,551,314

SHAREHOLDERS' EQUITY
--------------------
Common stock, par value $.10 per share; authorized
 9,000,000 shares; 2,874,999 shares issued and outstanding..       287,500             --         86,667            374,167
Paid in capital.............................................     7,568,675             --     12,046,238         19,614,913
Retained earnings...........................................    17,625,300     11,337,782    (11,337,782)        17,625,300
Unearned stock based compensation...........................    (1,634,326)            --       (215,280)        (1,849,606)
Accumulated other comprehensive income......................       874,482            468           (468)           874,482
Unearned ESOP shares........................................      (378,988)            --       (430,560)          (809,548)
Treasury stock, at cost; 43,625 shares......................      (798,324)            --             --           (798,324)
                                                              ------------   ------------   ------------   ----------------
 Total shareholders' equity.................................    23,544,319     11,338,250        148,815         35,031,384
                                                              ------------   ------------   ------------   ----------------
Total liabilities and shareholders' equity..................  $198,091,310   $110,342,573   $    148,815   $    308,582,698
                                                              ============   ============   ============   ================

ASSUMPTIONS:

/(1)/ The appraised value of County Savings at the midpoint of the Offering is $13 million.

/(2)/ The average of the bid and ask price of the Company's Common Stock for the ten days preceding the consummation of the Merger is $15.00 per share.

/(3)/ The Company issues 866,667 shares of Common Stock. 54%, or 468,000 shares are issued to the Mutual Holding Company and 46%, or 398,867 shares, are issued to eligible account holders of County Savings.

/(4)/ The book value of net assets acquired over the purchase price of $2,737,786 will be allocated to noncurrent assets acquired.

/(5)/ The goodwill and the purchase accounting adjustment to noncurrent assets are amortized over a 15 year period.

The preliminary analysis does not take into consideration adjustments for the fair value of County Savings loans and deposits at the time of the consummation of the merger.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME

        The following unaudited pro forma combined condensed statements of income reflect the historical statements of income of the Company and County Savings, as indicated below, for each period presented and the pro forma combined condensed statements of income of the Company, after giving effect to the Merger. The Merger has been reflected using the purchase method of accounting. The pro forma combined condensed statements of income for the six month periods ended June 30, 1998 and 1997 and the year ended December 31, 1997 were prepared on the assumption that the Merger had been effected as of the beginning of the applicable six month or annual period. As such, the per share data reflects an additional number of shares issued to represent the fair value of County Savings based upon the preliminary valuation applied retroactively to beginning of the period book value. The earnings per share information presented below is based upon a minimum, midpoint and maximum range of the preliminary valuation. The midpoint represents the expected fair value and the minimum and maximum result from 15% adjustments to the midpoint to create a range of variance. There can be no assurance that the actual valuation will be the same as the preliminary valuation of County Savings of $13 million as of June 30, 1998.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 1998


                                                                                                                 THE COMPANY &
                                                                                    COUNTY                       COUNTY SAVINGS
                                                                   THE COMPANY      SAVINGS     ADJUSTMENTS         COMBINED
                                                                   -----------    -----------   -----------        ---------

Interest income...............................................      $7,125,515      $3,983,088    $ 60,871/(a)/     $11,169,474
Interest expense..............................................       3,551,461       1,732,283          --            5,283,744
                                                                    ----------      ----------    --------          -----------
   Net interest income........................................       3,574,054       2,250,805      60,871            5,885,730
Provision for possible loan losses............................         140,541          60,000          --              200,541
                                                                    ----------      ----------    --------          -----------
Net interest income after provision for possible loan losses..       3,433,513       2,190,805       60,81            5,685,189
                                                                    ----------      ----------    --------          -----------
Noninterest income............................................         710,576         224,281          --              934,857
Noninterest expense...........................................       3,094,121       2,120,625     (62,855)/(b)(c)/   5,151,891
                                                                    ----------      ----------    --------          -----------
Earnings before income tax expense............................       1,049,968         294,461     123,726            1,468,155
Income tax expense............................................         304,490         124,000       5,523              434,013
                                                                    ----------      ----------    --------          -----------
Net income....................................................      $  745,478      $  170,461    $118,203          $ 1,034,142
                                                                    ==========      ==========    ========          ===========
Earnings per share minimum:
   Basic......................................................      $     0.27                                      $      0.30/(1)/
   Diluted....................................................      $     0.26                                      $      0.30/(1)/
Earnings per share midpoint:
   Basic......................................................      $     0.27                                      $      0.29/(2)/
   Diluted....................................................      $     0.26                                      $      0.28/(2)/
Earnings per share maximum:
   Basic......................................................      $     0.27                                      $      0.28/(3)/
   Diluted....................................................      $     0.26                                      $      0.27/(3)/

----------------------------------

/(1)/ The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $11.1 million at the minimum of the range and an average trading price for the Company's stock of $15.00

/(2)/ The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $13.0 million at the midpoint of the range and an average trading price for the Company's stock of $15.00.

/(3)/ The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $15.0 million at the maximum of the range and an average trading price for the Company's stock of $15.00.

/(a)/ Represents the interest income earned on the net proceeds of the offering at the mid-point ($2,267,069 at 5.37%), and for EPS calculation purposes ($1,597,010 at 5.37%) at the minimum and ($2,937,128 at 5.37%) at the maximum of the offering range.

/(b)/ Represents the estimated impact to earnings resulting from the allocation of the excess of the book value of net assets acquired over the purchase price at the mid-point of the offering range of $105,911, and for EPS calculation purposes $141,011 at the minimum and $70,811 at the maximum of the offering range.

/(c)/ Reflects the expense associated with the amortization of shares purchased to fund the Company's ESOP and Management and Recognition Plans ("MRP"). The ESOP amortizes over 10 years and the MRP over 5 years.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 1997


                                                                                                                  THE
                                                                                                               COMPANY AND
                                                                     THE       COUNTY                        COUNTY SAVINGS
                                                                   COMPANY     SAVINGS   ADJUSTMENTS            COMBINED
                                                                 ----------  ----------  -----------           -----------
Interest income................................................  $6,971,717  $4,138,854  $    64,158    /(a)/  $11,174,729
Interest expense...............................................   3,366,345   1,882,496           --             5,248,841
                                                                 ----------  ----------  -----------           -----------
 Net interest income...........................................   3,605,372   2,256,358       64,158             5,925,888
Provision for possible loan losses.............................     127,351      68,064           --               195,415
                                                                 ----------  ----------  -----------           -----------
 Net interest income after possible provision for loan losses..   3,478,021   2,188,294       64,158             5,730,473
Noninterest income.............................................     718,680     234,963           --               953,643
Noninterest expense............................................   2,593,522   1,807,241      (53,889) /(b)(c)/   4,346,874
                                                                 ----------  ----------  -----------           -----------
Earnings before income tax expense.............................   1,603,179     616,016      118,047             2,337,242
Income tax expense.............................................     465,965     305,000        6,542               777,507
                                                                 ----------  ----------  -----------           -----------
Net income.....................................................  $1,137,214  $  311,016  $   111,505           $ 1,566,277
                                                                 ==========  ==========  ===========           ===========

Earnings per share minimum
 Basic and diluted.............................................  $     0.41                                          $0.45  /(1)/
Earnings per share midpoint
 Basic and diluted.............................................  $     0.41                                          $0.43  /(2)/
Earnings per share maximum
 Basic and diluted.............................................  $     0.41                                          $0.42  /(3)/
-------------------------

/(1)/ The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $11.1 million at the minimum of the range and an average trading price for the Company's stock of $15.00.

/(2)/ The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $13.0 million at the midpoint of the range and an average trading price for the Company's stock of $15.00.

/(3)/ The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $15.0 million at the maximum of the range and an average trading price for the Company's stock of $15.00.

/(a)/ Represents the Interest Income earned on the net proceeds of the offering at the midpoint ($2,267,069 at 5.66%), and for EPS calculation purposes ($1,597,010 at 5.66%) at the minimum and ($2,937,128 at 5.66%) at the maximum offering range.

/(b)/ Represents the estimated impact to earnings resulting from the allocation of the excess of book value of the net assets acquired over the purchase price at the midpoint of the offering range of $96,945, and for EPS calculation purposes $132,045 at the minimum and $61,845 at the maximum of the offering range.

/(c)/ Reflects the expense associated with the amortization of shares purchased to fund the Company's ESOP and Management and Recognition Plans ("MRP"). The ESOP amortizes over 10 years and the MRP over 5 years.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                                  THE
                                                                                                               COMPANY AND
                                                                     THE        COUNTY                        COUNTY SAVINGS
                                                                   COMPANY      SAVINGS    ADJUSTMENTS            COMBINED
                                                                 -----------  -----------  -----------           -----------
Interest income................................................  $14,167,652  $ 8,232,763  $   124,009  /(a)/    $22,524,424
Interest expense...............................................    6,891,961    3,737,612           --            10,629,573
                                                                 -----------  -----------  -----------           -----------
 Net interest income...........................................    7,275,691    4,495,151      124,009            11,894,851
Provision for possible loan losses.............................      261,112      524,816          --                785,928
                                                                 -----------  -----------  -----------           -----------
 Net interest income after possible provision for loan losses..    7,014,579    3,970,335      124,009            11,108,923
Noninterest income.............................................    1,379,259      535,198           --             1,914,457
Noninterest expense............................................    5,777,390    4,479,183      (87,670) /(b)(c)/  10,168,903
                                                                 -----------  -----------  -----------           -----------
Earnings before income tax expense.............................    2,616,448       26,350      211,679             2,854,477
Income tax expense.............................................      762,087       56,350       11,748               830,185
                                                                 -----------  -----------  -----------           -----------
Net income.....................................................  $ 1,854,361  $   (30,000) $   199,931           $ 2,024,292
                                                                 ===========  ===========  ============          ===========

Earnings per share minimum
 Basic.........................................................  $      0.66                                     $      0.59 /(1)/
 Diluted.......................................................  $      0.66                                     $      0.59 /(1)/
Earnings per share midpoint
 Basic.........................................................  $      0.66                                     $      0.56 /(2)/
 Diluted.......................................................  $      0.66                                     $      0.56 /(2)/
Earnings per share maximum
 Basic.........................................................  $      0.66                                     $      0.54 /(3)/
 Diluted.......................................................  $      0.66                                     $      0.53 /(3)/

_________________________
/(1)/The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $11.1 million at the minimum of the range and an average trading price for the Company's stock of $15.00

/(2)/The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $13.0 million at the midpoint of the range and an average trading price for the Company's stock of $15.00.

/(3)/The number of additional shares issued to represent the fair value of County Savings is based upon a preliminary valuation of $15.0 million at the maximum of the range and an average trading price for the Company's of $15.00.

/(a)/Represents the interest income earned on the net proceeds of the Offering at the midpoint ($2,267,069 at 5.47%), and for EPS calculation purposes ($1,597,010 at 5.47%) at the minimum and ($2,937,128 at 5.47%) at the maximum of the Offering Range.

/(b)/Represents the estimated impact to earnings resulting from the allocation of the excess of book value of the net assets acquired over the purchase price at the midpoint of the Offering Range of $173,782, and for EPS calculation purposes $243,982 at the minimum and $103,582 at the maximum of the Offering Range.

/(c)/Reflects the expense associated with the amortization of shares purchased to fund the Company's ESOP and Management and Recognition Plans ("MRP"). The ESOP amortizes over 10 years and the MRP over 5 years.

     Set forth below is the pro forma information regarding net proceed the consolidated net income, net income per share, stockholders' equity and stockholders' equity per share at and for the year ended December 31, 1997 and six months ended June 30, 1998 after the taking into account the affect of the Offering at the minimum, midpoint, maximum and adjusted maximum. The actual net proceeds from the sale of the Common Stock cannot be determined until the Offering is complete. The following pro forma information is based on the following assumptions: (i) historical information reflects the operations of the Company; (ii) the pro forma effects of the Merger reflect the historical operations of Oswego County, adjusted to reflect the purchase accounting adjustments and the issuance of shares of Common Stock to the Mutual Holding Company; (iii) the per share price of Common Stock sold in the Offering is $13.50, 90% of the unadjusted price of $15.00 per share; (iv) the Charitable Foundation is funded with assets worth $2.0 million; (v) offering expenses total $229,000; $269,000; $309,000 and $356,000 at the minimum, midpoint, maximum and adjusted maximum; (vi) the ESOP will purchase 8% of the shares sold in the Offering; (vii) the Recognition and Retention Plans purchase 4% of the shares sold in the Offering; and (viii) the Mutual Holding Company is capitalized with an additional $200,000. Actual expenses may vary from those estimated.

     Pro forma consolidated net income of the Company for the six months ended June 30, 1998 and the year ended December 31, 1997 has been calculated as if the Common Stock had been sold at the beginning of the period and the net proceeds were invested at 5.37% and 5.48%, respectively which was the one year U.S. Treasury Bill Rate as of June 30, 1998 and December 31, 1997, respectively. The tables do not reflect the effect of withdrawals from deposit accounts in order to purchase the Common Stock. The pro forma after tax-yield for the Company is assumed to be 3.71% and 3.78% for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively (assuming a tax rate of 31% for each period).

     The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which the transactions actually occur and should not be taken as indicative of future results of operations.

                                                                                                              MAXIMUM
                                                                        MINIMUM      MIDPOINT     MAXIMUM   AS ADJUSTED
                                                                        338,867       398,667     458,467     527,237
                                                                         $13.50        $13.50      $13.50      $13.50
                                                                        PER SHARE    PER SHARE   PER SHARE    PER SHARE
                                                                        ---------    ---------   ---------    ---------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Gross proceeds.........................................................    $ 4,575    $  5,382    $  6,189   $  7,118
Less contribution to  Charitable Foundation............................      2,000       2,000       2,000      2,000
Less expenses..........................................................        229         269         309        356
                                                                          --------    --------    --------   --------
 Estimated net proceeds................................................   $  2,346    $  3,113    $  3,880   $  4,762
Less: Common Stock purchased by ESOP...................................       (366)       (431)       (495)      (569)
Less: Common Stock purchased by Recognition and Retention Plan.........       (183)       (215)       (248)      (285)
                                                                          --------    --------    --------   --------
 Estimated net proceeds, as adjusted/(3)/..............................   $  1,797    $  2,467    $  3,137   $  3,908
                                                                          ========    ========    ========   ========

FOR THE 6 MONTHS ENDED JUNE 30, 1998
Consolidated  net income/(4)/
 Historical income/(1)/................................................   $    745    $    745    $    745   $    745
 Pro forma impact of Merger/(2)/.......................................        311         276         241        200
 Pro forma income on net proceeds......................................         30          42          54         69
 Pro forma ESOP adjustment/(5)/........................................        (13)        (15)        (17)       (20)
 Pro forma Recognition and Retention
  Plan adjustment/(6)/.................................................        (13)        (15)        (17)       (20)
                                                                          --------    --------    --------   --------
  Pro forma net income.................................................   $  1,060    $  1,033    $  1,006   $    974
                                                                          ========    ========    ========   ========

Per share net income (reflects SOP 93-6)/(4)/
 Historical income/(1)/................................................   $   0.21    $   0.21    $   0.20   $   0.19
 Pro forma impact of Merger/(2)/.......................................       0.09        0.08        0.06       0.05
 Pro forma income on net proceeds......................................       0.01        0.01        0.01       0.02
 Pro forma ESOP adjustment/(5)/........................................       0.00        0.00        0.00      (0.01)
 Pro forma Recognition and Retention Plan adjustment/(6)/..............       0.00        0.00        0.00      (0.01)
                                                                          --------    --------    --------   --------
  Pro forma net income per share/(6)(7)(8)/............................   $   0.30    $   0.29    $   0.27   $   0.25
                                                                          ========    ========    ========   ========

AT JUNE 30, 1998
Stockholders' equity:
 Historical/(1)/.......................................................   $ 23,544    $ 23,544    $ 23,544   $ 23,544
 Pro forma impact on Merger/(2)/.......................................      6,207       7,260       8,313      9,523
 Estimated net proceeds................................................      2,346       3,113       3,880      4,762
 Plus: Tax benefit of the contribution to the Charitable Foundation....        620         620         620        620
 Less: Common Stock acquired by ESOP/(5)/..............................       (366)       (431)       (495)      (569)
 Less: Common Stock acquired by Recognition and Retention Plan/(6)/....       (183)       (215)       (248)      (285)
                                                                          --------    --------    --------   --------
  Pro forma stockholders' equity.......................................   $ 32,168    $ 33,891    $ 35,614   $ 37,595
                                                                          ========    ========    ========   ========

Stockholders' equity per share (does not reflect SOP 93-6)
 Historical/(1)/.......................................................   $   6.60    $   6.37    $   6.15   $   5.92
 Pro forma impact of the Merger/(2)/...................................       1.74        1.96        2.17       2.39
 Estimated net proceeds................................................       0.66        0.84        1.01       1.20
 Plus: tax benefit of the contribution to the Charitable Foundation....       0.17        0.17        0.16       0.16
 Less: Common Stock acquired by ESOP/(5)/..............................      (0.10)      (0.12)      (0.13)     (0.14)
 Less: Common Stock acquired by Recognition and Retention Plan/(6)/....      (0.05)      (0.06)      (0.06)     (0.07)
                                                                          --------    --------   ---------   --------
  Pro forma stockholders' equity per share/(6)(8)/.....................   $   9.02    $   9.16   $   9.30    $   9.46
                                                                          ========    ========   ========    ========
Offering price as a percentage of pro forma net earnings per share.....      21.77       22.50      25.00       28.13
                                                                          ========    ========   ========    ========

Offering price as a percentage of pro forma stockholders'
 equity per share......................................................     149.67%     147.38%    145.16%     142.71%
                                                                          ========    ========   ========    ========

                                                                                                              MAXIMUM
                                                                        MINIMUM      MIDPOINT     MAXIMUM    AS ADJUSTED
                                                                        338,867       398,667     458,467      527,237
                                                                         $13.50        $13.50      $13.50       $13.50
                                                                        PER SHARE    PER SHARE   PER SHARE    PER SHARE
                                                                        ---------    ---------   ---------    ---------
                                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Gross proceeds........................................................  $   4,575    $   5,382   $   6,189    $   7,118
Less Cash Contribution to Charitable Foundation.......................     (2,000)      (2,000)     (2,000)      (2,000)
Less expenses.........................................................       (229)        (269)       (309)        (356)

   Estimated net proceeds.............................................  $   2,346    $   3,113   $   3,880    $   4,762
Less: Common Stock purchased by ESOP..................................       (366)        (431)       (495)        (569)
Less: Common Stock purchased by Recognition and Retention Plan........       (183)        (215)       (248)        (285)

   Estimated net proceed, as adjusted/(3)/............................  $   1,797    $   2,467   $   3,137    $   3,908


FOR THE 12 MONTHS ENDED DECEMBER 31, 1997
Consolidated net income/(4)/
   Historical/(1)/....................................................  $   1,854    $  1,854    $   1,854    $   1,854
   Pro forma income from Merger/(2)/..................................        212         142           72           (9)
   Pro forma income on net proceeds...................................         60          86          111          140
   Pro forma ESOP adjustment/(5)/.....................................        (25)        (30)         (34)         (39)
   Pro forma Recognition and Retention Plan adjustment/(6)/...........        (25)        (30)         (34)         (39)
                                                                        ---------    --------    ---------    ---------
     Pro forma net income.............................................  $   2,076    $  2,022    $   1,969    $   1,907
                                                                        =========    ========    =========    =========

Per share net income
 (reflected SOP 93-6)/(4)/
   Historical/(1)/....................................................  $    0.53    $   0.51    $    0.49    $    0.49
   Pro forma income from Merger/(2)/..................................       0.06        0.04         0.02         0.00
   Pro forma income on net proceeds...................................       0.02        0.02         0.03         0.04
   Pro forma ESOP adjustment/(5)/.....................................      (0.01)      (0.01)       (0.01)       (0.01)
   Pro forma Recognition and Retention Plan adjustment/(6)/...........      (0.01)      (0.01)       (0.01)       (0.01)
                                                                        ---------    --------    ---------    ---------
     Pro forma net income per share/(6)(7)/...........................  $    0.59    $   0.55    $    0.52    $    0.51
                                                                        =========    ========    =========    =========

AT DECEMBER 31, 1997
Stockholders' equity:
   Historical/(1)/....................................................  $  23,583    $ 23,583    $  23,583    $  23,583
   Pro forma impact of the Merger/(2)/................................      5,776       6,829        7,882        9,093
   Estimated net proceeds.............................................      2,346       3,113        3,880        4,762
   Plus: Tax benefit of the contribution to the Charitable
    Foundation........................................................        620         620          620          620
   Less: Common Stock acquired by the ESOP/(5)/.......................       (366)       (431)        (495)        (569)
   Less: Common Stock acquired by Recognition and Retention Plan/(6)/.       (183)       (215)        (248)        (285)
                                                                        ---------    --------    ---------    ---------
     Pro forma stockholders' equity...................................  $  31,776    $ 33,499    $  35,222    $  37,204
                                                                        =========    ========    =========    =========

Stockholders' equity per share
   Historical/(1)/....................................................  $    6.61    $   6.38    $    6.16    $    5.93
   Equity Adjustments of the Merger/(2)/..............................       1.62        1.85         2.06         2.29
   Estimated net proceeds.............................................       0.66        0.84         1.01         1.20
   Plus: Tax benefit of the contribution to the Charitable Foundation.       0.17        0.17         0.16         0.16
   Less: Common Stock acquired by ESOP/(5)/...........................      (0.10)      (0.12)       (0.13)       (0.14)
   Less: Common Stock acquired by Recognition and Retention Plan/(6)/.      (0.05)      (0.06)       (0.06)       (0.07)
                                                                        ---------    --------    ---------    ---------
     Pro forma stockholders' equity per share/(6)(8)/.................  $    8.91    $   9.06    $    9.20    $    9.37
                                                                        =========    ========    =========    =========
Offering price as a percentage of pro forma net earnings per share....      22.88       24.55        25.96        26.47
                                                                        =========    ========    =========    =========
Offering price as a percentage of pro forma stockholders' equity per
 share................................................................     151.52%     149.01%      146.74%      144.08%
                                                                        =========    ========    =========    =========

__________________________________

/(1)/ Historical financial information reflects the consolidated financial information of the Company.

/(2)/ Pro forma impact of the Merger reflects the consolidated financial information of Oswego County, adjusted to reflect purchase accounting and the issuance of shares to the Mutual Holding Company.

/(3/ Estimated net proceeds, as adjusted, consist of the estimated net proceeds of the Offering minus (i) the proceeds to be used to purchase Common Stock by the ESOP, and (ii) the value of the shares of Common Stock to be purchased in order to fund the Recognition and Retention Plan, following receipt of stockholder approval.

/(4)/ Does not give effect to the non-recurring expense that will be recognized in fiscal 1998 as a result of the establishment of the Charitable Foundation.

/(5/ Assumes that 8.0% of the shares issued in the Offering will be purchased by the ESOP with funds loaned by the Company. The Company and the Bank intend to make annual contributions to the ESOP in an amount equal to the interest and principal requirement of the loan. The ESOP loan is expected to be repaid over 10 years.

/(6)/ Assumes that the Recognition and Retention Plan will purchase, following receipt of stockholder approval, a number of shares of Common Stock equal to 4% of the Offering. Funds used to purchase shares of Common Stock for the Recognition and Retention Plan will be contributed by the Company. It is assumed that shares to fund the Recognition and Retention Plan will be acquired in open market transactions. The issuance of authorized but unissued shares to fund the Recognition and Retention Plan would dilute the voting and ownership interests of stockholders by 0.43%, and under such circumstances pro forma net income per share for the (i) six months ended June 30, 1998 would be $0.30, $0.29, $0.27 and $0.25 and (ii) year ended December 31, 1997 would be $0.53, $0.50, $0.47 and $0.44, at the minimum, midpoint, maximum and adjusted maximum, respectively. Stockholders' equity per share at June 30, 1998 and December 31, 1997 would be (i) $9.03, $9.18, $9.32 and $9.47, and (ii) $8.92, $9.08, $9.22
       and $9.38, at the minimum, midpoint, maximum and adjusted maximum respectively. There can be no assurance that the actual purchase price of shares purchased to fund the Recognition and Retention Plan will be equal to the $15 unadjusted price per share.

/(7)/ The per share calculations are determined by adding the number of shares assumed to be issued in the Offering, and, in accordance with SOP 93-6, subtracting 97.5% and 95.0% of the ESOP shares which have not been committed for release during the six months ended June 30, 1998 and year ended December 31, 1997 3,489,792, 3,615,126, 3,740,462, and 3,884,598
       shares of Common Stock are outstanding at the minimum, midpoint, maximum and adjusted maximum of the Offering, respectively, and at June 30, 1998 and December 31, 1997 that 3,509,524, 3,634,977, 3,760,433 and 3,904,706 shares of Common Stock are outstanding at the minimum, midpoint, maximum and adjusted maximum of the Estimated Price Range, respectively.

/(8)/ No effect has been given to the issuance of additional shares of Common Stock pursuant to the Stock Option Plan, which will be adopted by the Company following the Offering and presented for approval by stockholders at an annual or special meeting of stockholders fo the Company held at least six months following the consummation of the Offering. if the Stock Option Plan is approved by stockholders, and amount equal to 10% of the Common Stock issued in the Offering, or 33,887, 39,867, 45,847 and 52,724 shares at the minimum, midpoint, maximum and adjusted maximum of the Offering, respectively, will be reserved for future issuance upon the exercise of options to be granted under the Stock Option Plan. The issuance of Common Stock pursuant to the exercise of options under the Stock Option Plan will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the Stock Option Plan, that all these options were exercised at the beginning of the period at an exercise price of $15.00 per share and that the shares to fund the Recognition and Retention Plan are acquired through open market purchases at the Purchase Price, (i) pro forma net income per share for the six months ended June 30, 1998 would be $0.31, $0.29, $0.27 and $0.26 at the minimum, midpoint, maximum and adjusted maximum of the Offering, respectively; (ii) pro forma net income per share for the year ended December 31, 1997 would be $0.53, $0.50, $0.47 and $0.44 at the minimum, midpoint, maximum and adjusted maximum of the Offering, respectively;
       (iii) stockholders' equity per share at June 30, 1998 would be $9.07, $9.23, $9.37 and $9.52 at the minimum, midpoint, maximum and adjusted maximum of such range, respectively; and (iv) stockholders' equity per share at December 31, 1997 would be $8.96, $9.12, $9.27 and $9.43 at the minimum, midpoint, maximum and adjusted maximum of such range respectively.

                           OSWEGO COUNTY SAVINGS BANK
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

        Oswego County's results of operations depend primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, which principally consist of loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits. Oswego County's results of operations also are affected by the provision for losses on loans; the level of its noninterest income; its general, administrative and other expenses, including compensation and benefits, occupancy and equipment expense, real estate owned expense and other expenses; and its income tax expense.

MARKET RISK ANALYSIS

        QUALITATIVE ANALYSIS. In order to minimize the potential for adverse effects of material fluctuations in interest rates on Oswego County's results of operations, Oswego County has implemented and continues to monitor its asset and liability management policies to better match the maturities and repricing terms of Oswego County's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of (i) purchasing adjustable-rate mortgage-backed securities and short-term investment securities; (ii) since February 1998, originating 30-year fixed-rate 1-4 family residential loans for eventual sale in the secondary market; and (iii) managing interest rate expense.

        Since the early 1980s, Oswego County has originated primarily adjustable-rate mortgage ("ARM") loans and has not originated fixed-rate residential mortgage loans with terms of over 15 years. All of the ARMs currently offered by Oswego County have interest rates which adjust every one or three years, although the portfolio contains some ARMs with a fixed-rate of interest for ten years and an annual interest rate adjustment thereafter. As interest rates decreased during the 1990s, Oswego County's origination of ARMs has decreased due to the preference of Oswego County's customers for fixed-rate residential mortgage loans. In February 1998, Oswego County commenced the origination of long-term fixed-rate 1-4 family residential loans in order to provide a full range of products to customers, but generally only under terms, conditions and documentation which allow their sale in the secondary market. Oswego County's portfolio of adjustable-rate, 1-4 family residential mortgage loans amounted to $57.2 million or 88.7% of all residential mortgage and home equity loans at June 30, 1998.

        In order to match the maturity of its interest-bearing liabilities with the maturity of its interest-earning assets, Oswego County offers certificates of deposit with terms in excess of one year. At June 30, 1998, $10.3 million or 27.1% of Oswego County's certificates of deposit mature in more than one year.

        Oswego County considers its savings deposit and money market accounts to be core deposits that are less likely to be withdrawn if interest rates rise, although the amount of savings deposit and money market accounts has declined in recent years. The savings deposits and money market accounts have variable interest rates, and Oswego County believes that it can adjust the interest rate on the accounts to retain a substantial portion of these deposits. Savings deposit and money market accounts amounted to $48.0 million or 49.7% of total deposits at June 30, 1998, compared to $48.5 million or 49.6% of total deposits at December 31, 1997.

CHANGES IN FINANCIAL CONDITION

        Oswego County's total assets decreased by $1.8 million or 1.6% to $110.3 million at June 30, 1998 from $112.1 million at December 31, 1997, primarily due to a $5.2 million or 6.4% decline in the loan portfolio which was partially offset by a $2.5 million or 93.8% increase in federal funds sold and other short-term investments. Total assets also decreased in the fiscal year ended December 31, 1997 as compared to the fiscal year ended December 31, 1996. The decline during that period was $3.5 million or 3.0% primarily as a result of the $10.1 million or 79.1% decrease in Oswego Country's federal funds sold and other short-term investments and a $4.6 million or 5.4% decrease in the loan portfolio which was substantially offset by the $10.9 million increase in the securities available for sale portfolio.

        At June 30, 1998, loans amounted to $75.3 million or 68.2% of total assets. Of the total loan portfolio, $64.5 million or 85.7% consisted of residential mortgages and home equity loans, Commercial mortgages accounted for $9.1 million or 12.1% of the total loan portfolio at June 30, 1998, while the remainder of the portfolio consisted of $1.6 million of consumer loans and $81,000 of commercial loans.

        Securities represented 20.8% and 19.05% of total assets, respectively, at June 30, 1998 and December 31, 1997, respectively, and cash and cash equivalents amounted to $8.5 million or 7.7% of total assets at June 30, 1998.

        Non-performing assets have increased from 2.13% of total assets at December 31, 1997 to 2.32% of total assets at June 30, 1998. Non-accruing one-to-four family loans [and other improved real estate loans] represented 99.8% of the total non-performing loans at June 30, 1998. On that same date, Oswego County had $583,000 of foreclosed assets consisting of $495,000 of one-to-four family properties, $85,000 of multi-family properties and $3,000 of other improved real estate. At June 30, 1998, Oswego County's allowance for loan losses equaled $1.3 million representing 1.72% of total loans outstanding and 65.3%, of total non-performing loans.

        Oswego County's total deposits decreased during 1998 to $96.7 million at June 30, 1998 from $97.9 million at December 31, 1997. Time deposits decreased by $1.8 million or 4.5% during the six-month period ended June 30, 1998, while demand deposits increased by $1.1 million or 11.0% during the same period. The decrease in total deposits is attributable to Oswego County's decision not to renew jumbo time deposits at the current market rates which was partially offset by the seasonal increase in demand deposits.

        Total net worth was $11.3 million at June 30, 1998, an increase of $166,000 from December 31, 1997. The increase was due to net income of $170,000 during the six month period ended June 30, 1998 offset by a decrease in other comprehensive income of $4,000.

RESULTS OF OPERATIONS

        Oswego County's net income for the six month period ended June 30, 1998 decreased by $141,000 or 45.2% as compared to the comparable six month period in fiscal 1997. Oswego County experienced losses of $30,000 and $61,000 in fiscal 1997 and1996, respectfully, after having income of $553,000 in fiscal 1995. Net income was primarily impacted by substantial increases in the provision for loan losses as further described below.

        NET INTEREST INCOME. Oswego County's net interest income is determined by its average interest rate spread (i.e., the difference between the average yields earned on its interest-earning assets and the average rates paid on its interest-bearing liabilities), the relative amounts of interest-earning assets and interest-bearing liabilities and the degree of mismatch in the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

        Oswego County's net interest income has remained relatively stable for the six-month period ended June 30, 1998 and fiscal 1997 and 1996. For the six-month period ended June 30, 1998, net interest income decreased $5,000 or 0.2% following an increase of $299,000 or 7.1% in fiscal 1997 and a decrease of $303,000 or 6.7% in 1996 as compared to the respective comparable periods.

        INTEREST INCOME. Interest income on loans decreased by $212,000 or 6.2% during the six-month period ended June 30, 1998, decreased by $6,000 or .09% in fiscal 1997 and by $260,000 or 3.7% in 1996 from the respective comparable prior periods. During the subject periods, the average balance of Oswego County's loan portfolio has gradually decreased from $84.5 million in 1996, to $82.4 million in fiscal 1997, to $76.7 million for the six-month period ended June 30, 1998, and the average yield on the loan portfolio has increased slightly from 8.10%, to 8.31% to 8.37% during those same periods.

        Income from Oswego County's securities portfolio increased during the six-month period ended June 30, 1998 as compared to the comparable period during fiscal 1997 as well as during both fiscal 1997 and 1996 as compared to prior comparable periods. Such income increased by $109,000 or 19.4% during the six months ended June 30, 1998 and by $697,000 or 153.5% and by $109,000 or 31.6%
during fiscal 1997 and 1996, respectively. The average amount of Oswego County's investment in securities increased from $8.1 million in fiscal 1996, to $19.1 million in fiscal 1997, to $21.7 million for the six-month period ended June 30, 1998, and the average yield on the securities portfolio increased from 5.6%, to 6.0%, to 6.2%, for those same periods.

        Other interest income, which consists of interest on federal funds sold and other short-term investments, fluctuated during the subject periods from $108,000 for the six-month period ended June 30, 1998 as compared to $161,000 in the comparable 1997 period and was $241,000 in fiscal 1997 compared to $868,000
in fiscal 1996.   The average amount of federal funds and short-term investments decreased from $16.5 million in fiscal 1996 to $3.7 million in fiscal 1997 and increased slightly to $3.8 million in the six-month period ended June 30, 1998. The average yields on these investments, which are generally more market sensitive, fluctuated from 5.25% in fiscal 1996, to 6.44% in fiscal 1997, to 5.69% in the six-month period ended June 30, 1998. As a result of these fluctuations in the average investment and yield in such funds, total interest decreased by $53,000 or 32.9% during the six-month period ended June 30, 1998 compared to the comparable six-month period in fiscal 1997, decreased by $627,000 or 72.2% during fiscal 1997 and increased by $249,000 or 40.1% during fiscal 1996.

        INTEREST EXPENSE. Interest on deposits decreased by $150,000 or 8.0% in the six-month period ended June 30, 1998 as compared to the comparable period in fiscal 1997 and decreased by $235,000 or 5.9% in fiscal 1997 as compared to fiscal 1996. Interest on deposits increased by $400,000 or 11.2% in fiscal 1996 as compared to fiscal 1995. During the subject periods, the average balance and average cost of deposits varied slightly from period to period with the average balance decreasing from $95.4 million, to $89.5 million, to $87.1 million from fiscal 1996, to fiscal 1997, to the six-month period ended June 30, 1998, respectively, and the average cost increasing from 4.16% to 4.18% from fiscal 1996 to 1997 and then decreasing to 4.0% for the six-month period ended June 30, 1998.

        PROVISION FOR LOAN LOSSES. The provisions for loan losses were $60,000, $68,064, $525,000 and $1.1 million for the six-month periods ended June 30, 1998 and 1997, fiscal 1997 and 1996, respectively. These provisions were based upon, among other variables, non-accruing loans totaling $1,984,000, $1,774,000 and $2,180,000 December 31, 1997, and December 31, 1996, respectively.
Delinquencies in Oswego County's primary market area were at unusually high levels during 1995 and 1996 as a result of extensive job losses in the region in 1995 as customers were unable to pay outstanding obligations and in many cases were forced to move from the area in order to seek new employment.

        OTHER OPERATING INCOME. Other operating income decreased by $11,000 or 4.7% during the six-month period ended June 30, 1998 as compared to the comparable 1997 period. Such income increased by $34,000 or 6.8% during fiscal 1997, and by $275,000 or 121.7% during fiscal 1996 as compared to the respective periods. The decrease in the six-month period was partially the result of a decrease of $3,000 or 1.5% in income from service charges. The increase in fiscal 1997 was primarily the result of a $54,000 recovery from Oswego County's Nationar investment as compared to a $14,000 provision in fiscal 1997. This increase was offset by a $28,000 or 38.4% decrease in other operating income. The increase in other operating income in fiscal 1996 was primarily the result of net losses in the sales of securities during fiscal 1996 and a substantially lower provision for the Nationar investment. These amounts compare to a $132,000 net loss recorded in the sales of securities in fiscal 1995 and a provision for the Nationar investment of $120,000. The $46,000 or 11.6% increase in income from service charges from fiscal 1995 to 1996 also contributed to the fiscal 1996 increase in other operating income.

        OTHER OPERATING EXPENSES. Other operating expenses increased during the six-month period ended June 30, 1998 and during fiscal 1997 and 1996 as compared to the respective prior comparable periods. The increase of $314,000 or 17.4% during the six-month period was primarily the result of a $117,000 or 137.6% increase expenses associated with other in professional fees, an $83,000 or 9.1% increase in salaries and employee benefits and a $59,000 or 81.9% increase in real estate owned. The professional fee increase during the 1998 six-month period related to expenses associated with the merger with Oswego City and Year 2000 issues; the increase in salaries and employee benefits was primarily related to the hiring of new staff; and real estate owned increases involving the writedown of real estate owned and costs incurred for preparation for sale of the real estate. The increase of $742,000 or 19.9% during fiscal 1997 was primarily the result of an increase of $435,000 or 430.7% for trustee fees and benefits, a $305,000 or 391.0% increase in professional fees and a $113,000 or 131.4% increase in real estate owned expensed. The increase in trustee fees and benefits was the result of the establishment of a retirement plan for the Board of Trustees and the accrual for vested benefits in that plan as well as an increase in trustee fees. The increase in professional fees primarily resulted from costs associated with an audit and computer consultant fees incurred in connection with the establishment of a fixed-rate mortgage program and the increase in real estate owned expense related to expenses incurred for the preparation on an apartment complex for sale. The increase of $401,000 or 12.0% during fiscal 1996 was primarily the result of a $411,000 or 23.2% increase in salaries and employee benefits, a $45,000 or 80.4% increase in trustee fees and benefits and a $29,000 or 13.2% increase in data processing expenses. These increases were substantially offset by a $112,000 decrease in deposit insurance premiums. The $411,000 increase in salaries and employee benefits resulted from the funding of a deferred compensation plan for the retiring president. The amount of trustee fees increased as a result of the numerous meetings that were held while Oswego County recruited and interviewed candidates for a new chief executive officer and president and the increase in data processing fees was the result of the installation of a new automated teller machine program. The decrease in the deposit insurance premium was the result of deposit insurance reform.

        FEDERAL INCOME TAXES. Income tax expense decreased by $181,000 or 59.3% in the six-month period ended June 30, 1998. For fiscal 1997 Oswego County had a $56,000 income tax expense as compared to a $119,000 income tax benefit in fiscal 1996. The decrease in the six-month period ended June 30, 1998 resulted from a 52.3% decrease in pre-tax income and the tax effect of non-deductible merger-related expenses. See Note 8 of Notes to Financial Statements. The tax expense incurred in 1997 was the result of operating income for that period.
The income tax benefit in fiscal 1996 was the result of a $180,000 pre-tax loss experienced by Oswego County for that period.

LIQUIDITY AND COMMITMENTS

        Oswego County's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Oswego County's primary sources of funds are deposits, the amortization, prepayment and maturity of outstanding loans, mortgage-backed securities, the maturity of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans, maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, Oswego County invests excess funds in federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has been able to generate sufficient cash through its deposits and has not utilized borrowings as a source of funds during the past five years.

        Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as federal funds sold or U.S. Treasury and agency securities. On a longer term basis, Oswego County maintains a strategy of investing in various lending products as described in greater detail under "Business--Lending Activities." Most of such products have either short-terms (five years or less)or interest rates that adjust at least every three years. Oswego County uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of investment securities. At June 30, 1998, there were outstanding commitments and unused letters of credit by Oswego County to originate or acquire mortgage loans and other loans aggregating $411,000 and $143,000, respectively, consisting primarily of fixed and adjustable-rate residential loans that are expected to close on or prior to December 31, 1998. Certificates of deposit scheduled to mature in one year or less at June 30, 1998, totaled $27.6 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with Oswego County. Oswego County anticipates that it will continue to have sufficient funds, together with borrowings, to meet its current commitments.

IMPACT OF INFLATION AND CHANGING PRICES

        The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Oswego County's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Oswego County's performance than does the effect of inflation.

                    BUSINESS OF OSWEGO COUNTY SAVINGS BANK

LENDING ACTIVITIES

        GENERAL. At June 30, 1998, Oswego County's net loans totaled $74.0 million, which represented 67.1% of Oswego County's $110.3 million of total assets at that date. The principal lending activity of Oswego County is the origination of residential, home equity and commercial mortgage loans. To a lesser extent, Oswego County also makes commercial loans and consumer loans.
At June 30, 1998, $64.5 million or 85.7% of Oswego County's total loans consisted of residential mortgage and home equity loans. Commercial mortgage loans totaled $9.1 million at such date, representing 12.1% of total loans. Commercial loans totaled $81,000 and consumer loans totaled $1.6 million at June 30, 1998.

        The types of loans that Oswego County may originate are subject to federal and state laws and regulations. Interest rates charged by Oswego County on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by its competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters.

        A New York-chartered savings bank generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At June 30, 1998, Oswego County's limit on loans-to-one borrower was $1.7 million and its five largest loans or groups of loans-to-one borrower, including related entities, aggregated $832,000, $811,000, $768,000, $728,000 and $599,000. Three of Oswego County's
five largest loans or groups of loans were performing in accordance with their terms at June 30, 1998. The $768,000 group of loans consists of two loans, one of which is current and the other of which is 15 days delinquent. The $728,000 group of loans consists of seven loans. The borrower has filed bankruptcy, all of the loans are in default and Oswego County is in the process of foreclosure.

        LOAN COMPOSITION. The following table sets forth the composition of Oswego's loan portfolio by type of loan at the dates indicated.

                                        JUNE 30, 1998                          DECEMBER 31,
                                  -----------------------      --------------------------------------------
                                                                        1997                   1998
                                                               ---------------------  ---------------------
                                   AMOUNT             %          AMOUNT        %        AMOUNT        %
                                  -------           -----      ----------   --------  ----------   --------
                                                             (IN THOUSANDS)

Residential mortgages and home
 equity loans...................   $64,508           85.7%       $67,405       83.8%     $70,687      83.1%
Commercial mortgages............     9,126           12.1         11,145       13.9       11,490      13.5
Commercial loans................        81            0.1            276        0.3          589       0.7
Consumer loans..................     1,594            2.1          1,634        2.0        2,321       2.7
                                   -------        -------        -------    -------      -------    ------
 Total loans....................    75,309          100.0%        80,460      100.0%      85,087     100.0%
                                                  =======                   =======                 ======
Allowance for loan losses.......    (1,296)                       (1,408)                 (1,583)
                                   -------                       -------                 -------
Net loans.......................   $74,013                       $79,052                 $83,504
                                   =======                       =======                 =======


        ORIGINATION, PURCHASE AND SALE OF LOANS. The lending activities of Oswego County are subject to the written, non-discriminatory, underwriting standards and loan origination procedures established by Oswego County's Board of Trustees, management, the secondary market investors (i.e., FHLMC, FNMA, GNMA) and private mortgage insurance companies (PMI). Loan originations are obtained by a variety of sources, including referrals from real estate brokers, developers, builders, existing customers, newspaper, radio and walk-in customers. Loan applications are taken by lending personnel, and the loan origination department supervises the procurement of credit reports, appraisals and other documentation involved with a loan. Property valuations are generally performed by independent outside appraisers licensed in New York State. Hazard insurance is required on all security property. Title insurance is required on all newly originated mortgage loans.

        Oswego County's loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the adequacy of the value of the property that will secure the loan. A loan application file is first reviewed by a loan originator or branch manager and then underwritten to established standards and policies. The Board has granted underwriting authority to branch managers, loan underwriters, the senior loan officer and the president in varying levels. All loans in aggregate amounts of over $100,000 are presented to either the Board of Trustees or the Board Loan Committee for approval. (Residential real estate loans to be sold in the secondary market are exempt from this procedure since they are subject to investor underwriting requirements.)

        Historically, Oswego County has originated substantially all of the loans in its portfolio and held them until maturity. However, in February 1998, Oswego County began the origination of fixed-rate residential mortgage loans with the intention of selling those loans in the secondary market in order to manage its interest rate risk. The residential loans are generally made on terms, conditions and documentation which permit the sale to FHLMC. Since February 1998 the Bank has originated $1.5 million of fixed-rate loans. The ALCO committee has stated that up to $5 million of fixed-rate loans may be retained in portfolio.

        Historically, Oswego County has not purchased loans (excluding mortgage-backed securities), and Oswego County does not currently intend to become an active purchaser of loans in the foreseeable future. Oswego County has purchased participation interests in loans with Board approval.

        RESIDENTIAL MORTGAGES AND HOME EQUITY LOANS. Historically, Oswego County has concentrated its lending activities on the origination of loans secured primarily by first mortgage liens on existing 1-4 family residences and home equity loans secured by second mortgages on 1-4 family residences. At June 30, 1998, $64.5 million or 85.7% of Oswego County's total loans consisted of such loans.

        Since the 1980s Oswego County has originated primarily ARM loans and has not originated fixed-rate residential mortgages with terms over 15 years in order to manage its interest-rate risk. However, in February 1998, Oswego County commenced the origination of long-term, fixed-rate 1-4 family residential loans in order to provide a full range of products to its customers, but generally only under terms, conditions and documentation which permit the sale thereof in the secondary market. Oswego County offers terms from 15 to 30 years on these loans. Oswego County plans to sell its first pool of such loans late in 1998.

        From the early 1980s to February 1998, Oswego County emphasized for its portfolio1-4 family residential mortgage loans which provide for periodic adjustments to the interest rate. The loans emphasized by Oswego County during this period had up to 30-year terms and an interest rate which adjusted every year or three years in accordance with a designated index, (currently the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year or three years, respectively, as made available by the Federal Reserve Board). Oswego County generally does not offer deeply discounted interest rates on its ARMs. There is a cap on the amount of any increase or decrease in the interest rate during the applicable adjustment period, and various caps, depending on when the loan was originated, on the amount which the interest rate can increase or decrease over the life of the loan. Oswego County's adjustable-rate loans currently being originated are not assumable and do not contain prepayment penalties. Oswego County has not engaged in the practice of using a cap on the payments that could allow the loan balance to increase rather than decrease, resulting in negative amortization, although it has on a limited basis extended the maturity of the loan. Approximately $57.2 million or 88.7% of the permanent residential loans in Oswego County's loan portfolio at June 30, 1998 had adjustable interest rates. In addition Oswego County offered an ARM loan (10/1) fixed for the first 10 years then adjustable every year thereafter.

        The demand for adjustable-rate loans in Oswego County's primary market area has been a function of several factors, including the level of interest rates, the expectations of changes in the level of interest rates and the difference between the interest rates and loan fees offered for fixed-rate loans and adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate residential loans that can be originated at any time is largely determined by the demand for each in a competitive environment. Due to the generally lower rates of interest prevailing in recent periods, demand for adjustable-rate, 1-4 family residential loans in Oswego County's primary market decreased as consumer preference for fixed-rate loans increased. In order to meet the demands of the marketplace Oswego County initiated its fixed-rate residential loan program.

        Adjustable-rate loans decrease the risks associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. Oswego County believes that these risks, which have not had a material adverse effect on Oswego County to date, generally are less than the risks associated with holding fixed-rate loans in an increasing interest rate environment. In addition, Oswego County minimizes the credit risks associated with ARMs by (i) imposing a maximum LTV ratio of 95% on such loans and (ii) requiring that the borrower's payments based on the initial interest rate generally not exceed 28% of the borrower's gross income.

        Oswego County is permitted to lend up to 100% of the appraised value of the real property securing a residential loan; however, if the amount of a residential loan originated or refinanced exceeds 90% of the appraised value, Oswego County is required by federal regulations to obtain private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the Board of Trustees, Oswego County will lend up to 95% of the appraised value of the property securing a fixed-rate, single-family residential loan which is being originated for sale, and generally requires borrowers to obtain private mortgage insurance on the portion of the principal amount of the loan that exceeds 80% of the appraised value of the security property. The maximum LTV ratio for ARMs is 95% of the appraised value of the property.

        Oswego County generally requires title insurance insuring the priority and validity of its mortgage lien, as well as fire and extended coverage casualty insurance in order to protect the properties securing its residential and other mortgage loans. Borrowers may be required to advance funds, with each monthly payment of principal and interest, to a loan escrow account from which Oswego County makes disbursements for items such as real estate taxes, hazard insurance premiums and mortgage insurance premiums as they become due. The properties securing all of Oswego County's mortgage loans are appraised by independent appraisers licensed in New York State.

        Home equity loans are originated by Oswego County for up to 75% of the appraised value, less the amount of any existing prior liens on the property. Oswego County secures the loan with a mortgage on the property (generally a second mortgage) and will originate the loan even if another institution holds the first mortgage. There is a maximum term of 5 years on fixed-rate and 15 years on adjustable-rate loans. At June 30, 1998, home equity loans totaled $2.1 million or 2.77% of Oswego County's total loans.

        CONSUMER LOANS. Subject to restrictions contained in applicable federal and state laws and regulations, Oswego County is authorized to make loans for a wide variety of personal or consumer purposes. At June 30, 1998, $1.6 million or 2.1% of Oswego County's total loans consisted of consumer loans. Oswego County originates consumer loans in order to provide a full range of financial services to its customers and because such loans generally have shorter terms and higher interest rates than residential mortgage loans. The consumer loans offered by Oswego County include loans secured by deposit accounts in Oswego County, automobile loans, recreational vehicles, boats and other miscellaneous loans.

        Oswego County's loans secured by deposit accounts in Oswego County amounted to $273,000 or .37% of Oswego County's total loans at June 30, 1998. Such loans are originated for up to 100% of the account balance, with a hold placed on the account restricting the withdrawal of the account balance. The interest rate on the loan is typically equal to the interest rate paid on the account plus 3.0%. Oswego County offers automobile loans on both new and used vehicles, with most of the loans secured by used vehicles. The automobile loans have terms of up to five years and have fixed interest rates. Automobile loans amounted to $296,000 or .39% of the total loans at June 30, 1998.

        Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. In most cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of improper repair and maintenance of the underlying security. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. Oswego County believes that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to its efforts to increase rate sensitivity, shorten the average maturity of its loan portfolio and provide a full range of services to its customers.

        COMMERCIAL MORTGAGE LOANS. At June 30, 1998, $9.1 million or 12.1% of Oswego County's total loans consisted of commercial mortgage loans. At June 30, 1998, Oswego County's commercial mortgage loan portfolio consisted of 78 loans with an average balance of approximately $117,000 at June 30, 1998. A majority of Oswego County's commercial mortgage loans are secured by apartment buildings located in its primary market area.

        Commercial mortgage lending is generally considered to involve a higher degree of risk than single-family residential lending. Such lending typically involves large loan balances concentrated in a single borrower or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally.

        LOAN ORIGINATION AND OTHER FEES. In addition to interest earned on loans, Oswego County receives loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan.

        In accordance with SFAS No. 91, which deals with the accounting for non-refundable fees and costs associated with originating or acquiring loans, Oswego County's loan origination fees and certain related direct loan origination costs are offset, and the resulting net amount is deferred and amortized as interest income over the contractual life of the related loans as an adjustment to the yield of such loans. At June 30, 1998, Oswego County had $2,091 of loan fees which had been deferred and are being recognized as income over the contractual maturities of the related loans.

ASSET QUALITY

        GENERAL. When a borrower fails to make a required payment on a loan, Oswego County attempts to cure the deficiency by contacting the borrower and seeking payment. Late charges are generally imposed following the tenth day after a payment is due on consumer loans and the fifteenth day after a payment is due on mortgage loans. In most cases, deficiencies are cured promptly. If a delinquency extends beyond 30 days, the loan and payment history is reviewed and efforts are made to collect the loan. While Oswego County generally prefers to work with borrowers to resolve such problems, when the account becomes 60 to 90 days delinquent, Oswego County institutes foreclosure or other proceedings, as necessary, to minimize any potential loss.

        A loan is placed on non-accrual status when it is 90 days or more past due. In addition, Oswego County places any loan on non-accrual status if any part of it is classified as doubtful. Subsequent payments are either applied to the outstanding principal balance, the first 90 days of interest due or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

        Real estate acquired by Oswego County as a result of foreclosure or by deed-in-lieu of foreclosure under generally accepted accounting principles are classified as real estate owned until sold. Pursuant to a statement of position ("SOP 92-3") issued by the AICPA in April 1992, which provides guidance on determining the balance sheet treatment of foreclosed assets in annual financial statements for periods ending on or after December 15, 1992, there is a refutable presumption that foreclosed assets are held for sale and such assets are recommended to be carried at the lower of fair value minus estimated costs to sell the property, or cost (generally the balance of the loan on the property at the date of acquisition). Writedowns from recorded investments to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After the date of acquisition, all costs incurred in maintaining the property are expenses and costs incurred for the improvement or development of such property are capitalized up to the extent of their net realizable value. Adjustments to carrying value of such properties that result from subsequent decline in value are charged to operations in the period in which the decline occurs. Oswego County's accounting for its real estate owned complies with the guidance set forth in SOP 92-3.

        NON-PERFORMING ASSETS. The following table, derived from information contained in Oswego County's call report schedules filed with the Federal Deposit Insurance Corporation, sets forth the amounts and categories of Oswego County's non-performing assets at the dates indicated.

                                               JUNE 30,         DECEMBER 31,
                                                 1998        1997          1996
                                              ----------  ----------    ----------
                                                     (DOLLARS IN THOUSANDS)
Nonaccruing loans:
 Residential mortgages and home equity loans..  $1,274       $1,323        $2,029
 Commercial mortgages.........................     706          449           122
 Consumer.....................................       4            2            29
 Commercial...................................      --           --            --
                                                ------       ------        ------
       Total..................................  $1,984       $1,774        $2,180
                                                ======       ======        ======

Accruing loans delinquent more than 90 days:
 Residential mortgages and home equity loans..      --           --            --
 Commercial mortgages.........................      --           --            --
 Consumer.....................................      --           --            --
 Commercial...................................      --           --            --
                                                ------       ------        ------
       Total..................................      --           --            --
                                                ======       ======        ======

Foreclosed assets:
 Foreclosed mortgages and home equity loans...     498          514           403
 Commercial mortgages.........................      85           85            88
 Consumer.....................................      --           --            --
 Commercial...................................      --           --            --
                                                ------       ------        ------
       Total..................................     583          599           491
                                                ------       ------        ------

Total nonperforming assets....................  $2,567       $2,373        $2,671
                                                ======       ======        ======

Total as a percentage of total assets.........   2.32%        2.12%         2.31%
                                                ======       ======        ======

__________________________


        If the non-accruing loans for the six-months ended June 30, 1998 and the years ended December 31, 1997and 1996 had been current in accordance with their terms during such periods, the gross interest income on such loans would have amounted to $34,000, $121,600 and $191,000, respectively. No interest income on these non-accruing loans was recorded during such periods.

        CLASSIFIED ASSETS. Federal regulations require that each insured savings banks classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "special mention" also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan and lease losses. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. Federal examiners may disagree with an insured institution's classifications and amounts reserved.

        Exclusive of assets classified loss which have been fully reserved or charged-off, Oswego County's classified assets at June 30, 1998 consisted of $2.2 million of assets classified as substandard, which represented 2.0% of total assets. Oswego County had no loans classified as doubtful at such date.

        ALLOWANCE FOR LOAN LOSSES. Oswego County's loan portfolio consists primarily of residential mortgage, home equity and commercial mortgage loans and, to a lesser extent, consumer loans and commercial loans. Oswego County believes that there are no material elements of risk in its loan portfolio, and total nonperforming assets are closely monitored. The classification of assets policy is reviewed periodically by the Board of Trustees. The loan loss allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on the past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, general economic conditions, and other factors and estimates which are subject to change over time. Although management believes that it uses the best information available to make such determinations, future adjustments to allowances may be necessary, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations.

        The following table presents the allocation of Oswego County's allowance for loan losses by type of loan at each of the dates indicated.

                                                                      DECEMBER 31,
                                        JUNE 30,       ----------------------------------------------
                                         1998                    1997                 1996
                                 --------------------  --------------------  ------------------------
                                              LOAN                  LOAN                    LOAN
                                            CATEGORY              CATEGORY                CATEGORY
                                  AMOUNT     AS A %     AMOUNT     AS A %     AMOUNT       AS A %
                                    OF      OF TOTAL      OF      OF TOTAL      OF        OF TOTAL
                                 ALLOWANCE    LOANS    ALLOWANCE    LOANS    ALLOWANCE      LOANS
                                 ---------  ---------  ---------  ---------  ---------  -------------
                                                        (DOLLARS IN THOUSANDS)
Residential mortgage and home
   equity loans................   $  695      85.7%     $  702      83.8%     $  757        83.1%
Commercial mortgages...........      493      12.1         512      13.9         738        13.5
Commercial loans...............        3       0.1           5       0.3           8         0.7
Consumer loans.................       37       2.1          38       2.0          54         2.7
Unallocated....................       67        --         152        --          26          --
                                  ------     -----      ------     -----      ------       -----
   Total.......................   $1,295     100.0%     $1,409     100.0%     $1,583       100.0%
                                  ======     =====      ======     =====      ======       =====

MORTGAGE-BACKED SECURITIES

        Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government-sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as Oswego County. Such U.S. Government agencies and government-sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the FHLMC, the FNMA and the GNMA.

        The FHLMC, which is a corporation chartered by the U.S. Government, issues participation certificates backed principally by conventional mortgage loans. The FHLMC guarantees the timely payment of interest and the ultimate return of principal on participation certificates. The FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. The FNMA guarantees the timely payment of principal and interest on FNMA securities. The GNMA is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because the FHLMC, the FNMA and the GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs. For example, the FNMA and the FHLMC currently limit their loans secured by a single-family, owner-occupied residence to $227,000. To accommodate larger-sized loans, and loans that, for other reasons, do not conform to the agency programs, a number of private institutions have established their own home-loan origination and securitization programs.

        Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security thus approximates the life of the underlying mortgages.

        At June 30, 1998, the amortized value of Oswego County's mortgage-backed securities amounted $1.6 million, which represented 1.4% of Oswego County's $110.3 million of total assets at that date. All of Oswego County's $1.6 million of mortgage-backed securities at June 30, 1998 were insured or guaranteed by the GNMA, the FHLMC or the FNMA, and all of those securities were held to maturity. Ninety and one-half percent of the mortgage-backed securities had adjustable rates of interest at June 30, 1998. The amortized cost of mortgage-backed securities at June 30, 1998 was $1.6 million with a fair value of $1.7 million.

        Mortgage-backed securities generally yield less than the loans which underlie such securities because of their payment guarantees or credit enhancements which offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of Oswego County.

INVESTMENT SECURITIES

        Oswego County has authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies and of state and municipal governments, corporate bonds, certificates of deposit at federally-insured banks and savings institutions, certain bankers' acceptances and federal funds. Each purchase of an investment security is ratified by the Board of Trustees and the Asset Liability Committee. Oswego County's investment securities are carried in accordance with generally accepted accounting principles.

        Oswego County's investment securities portfolio's largest component are securities issued by U.S. government-sponsored agencies which amounted to $14.2 million or 66.4% of the portfolio as of June 30, 1998. As of that same date, the portfolio also included $1.3 million of U.S. Treasury securities, $652,000 of general obligations of states and municipalities and $2.3 million of other domestic debt securities.

        At June 30, 1998, Oswego County's investment securities portfolio had an amortized cost of $23.0 million or 20.8% of total assets as of such date. The amortized cost of investment securities being held to maturity at June 30, 1998 was $9.19 million with a fair value of $11.4 million. The amortized cost and fair value of investment securities being held for sale at June 30, 1998 was $12.2 million.

SOURCES OF FUNDS

        GENERAL. Deposits are the primary source of Oswego County's funds for lending and other investment purposes. In addition to deposits, Oswego County derives funds from principal and interest payments on loans and mortgage-backed securities. Loan repayments are a relatively stable source of funds, while deposits inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

        DEPOSITS. Oswego County's deposit products include a broad selection of deposit instruments, including demand deposits, money market deposits, savings deposits and time deposits. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate.

        Oswego County's deposits are obtained primarily from residents of Oswego County in New York State. Management of Oswego County estimates that less than 1% of Oswego County's deposits are obtained from customers residing outside of New York State. Oswego County does not pay fees to brokers to solicit funds for deposit with Oswego County or actively solicit negotiable-rate certificates of deposit with balances of $100,000 or more.

        Interest rates paid, maturity terms, service fees and withdrawal penalties are established by Oswego County on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal and state regulations.

                            THE OFFERING AND MERGER

        THE DEPARTMENT, THE FDIC AND THE FRB HAVE APPROVED THE MERGER.   SUCH
APPROVALS DO NOT CONSTITUTE RECOMMENDATIONS OR ENDORSEMENTS OF THE MERGER OR THE OFFERING.

GENERAL

        The Offering and the Merger are being conducted pursuant to the Agreement and the Plan. The Merger has been approved by Department subject to, among other things, approval of the Agreement by County Savings' depositors. A special meeting of depositors has been called for this purpose to be held on ___________, 1998 (the "Special Meeting"). Copies of the Agreement and the Plan are available without charge from the Bank by a written request addressed to the Corporate Secretary, 214 West First Street, Oswego, New York, or by a telephone call to (315) 343-0057.

        In accordance with the Plan and subject to certain maximum and minimum purchase limitations, subscription rights to purchase Common Stock have been granted to (i) County Savings' Eligible Account Holders, (ii) the Bank's tax-qualified employee plans, including the ESOP; (iii) County Savings' Supplemental Eligible Account Holders, and (iv) Eligible Employees, Officers and Trustees. Any shares of Common Stock for which subscriptions have not been accepted in the Subscription Offering may, at the sole discretion of the Board of Directors of the Company, be issued to the Mutual Holding Company or offered for sale in a Community Offering. In the Community Offering, should one be conducted, unsubscribed shares will be offered directly to the general public with a preference to those natural persons residing in the local community of Oswego County, New York. Additional terms and conditions may be established at any time prior to the closing of any Community Offering by the Board of Directors of the Bank and the Board of Trustees of County Savings. The Plan does not preclude the Company from conducting a future minority stock offering, although the Company has no current intention of doing so.

THE CHARITABLE FOUNDATION

        On or prior to the Effective Time, County Savings shall establish the Charitable Foundation for the purpose of providing charitable contributions to the Oswego community. The contribution by County Savings to the Charitable Foundation will be $2.0 million. The Charitable Foundation is intended to complement County Savings' existing community reinvestment activities in a manner that will allow the local community to share in the growth and profitability of City Savings and the Company following the Merger. The Bank, the Company or the Mutual Holding Company may make additional contributions to the Charitable Foundation.

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED

        The total number of shares of Common Stock of the Bank to be issued and sold in the Offering will be determined jointly by the Boards of Directors of the Company and the Board of Trustees of County Savings, based upon the Independent Valuation. The number of shares of Common Stock to be offered in the Offering will be equal to approximately 46% of the quotient obtained by dividing the Independent Valuation as updated at the conclusion of the Offering by the Unadjusted Price Per Share. In addition, a number of authorized but unissued shares of Common Stock equal to 54% of such quotient will be issued to the Mutual Holding Company. Based on the last sale price of the Common Stock on ______, 1998, at the minimum and maximum of the Valuation Range, the Company would issue ________ and _________ shares, respectively, in the Merger. Of such shares, ______%, or_______ and _______ shares, respectively, would be issued to the Mutual Holding Company, and _____%, or _______ and _______ shares, respectively, would be sold in the Offering. The number of shares that will be issued will depend on the Unadjusted Price Per Share, provided that the total number of shares that may be sold in the Offering may not exceed _____ shares of Common Stock.

        The minimum dollar amount of Common Stock that must be sold in the Offering is $_________, based on the Unadjusted Price Per Share, unless the Company obtains Department and FDIC approval of an offering of a lesser dollar amount of Common Stock. If the Company obtains regulatory approval of an offering of a lesser dollar amount of Common Stock, then the remaining unsold Common Stock will be issued to the Mutual Holding Company, which will not pay cash consideration to the Company for such shares. There can be no assurance that the Company will be able to obtain regulatory approval of such an issuance of unsold shares to the Mutual Holding Company. In addition, because the number of shares to be issued in the Offering is based on the Unadjusted Price Per Share, which cannot be determined until the consummation of the Offering, the Company has not established a required minimum number of shares that must be sold in order to complete the Offering.

        In order to purchase Common Stock each purchaser must complete and submit an Order Form indicating the total dollar amount of Common Stock for which he is subscribing. The subscription price per share of Common Stock for all subscribers other than Eligible Account Holders will be equal to the Unadjusted Price Per Share. The subscription price per share for Eligible Account Holders shall be equal to the Adjusted Price Per Share (i.e., 90% of the Unadjusted Price Per Share). Subject to the applicable purchase limitations, the total number of shares that will be issued to a subscriber whose subscription has been accepted will be equal to the total dollar amount of stock for which such subscription has been accepted divided by the Unadjusted Price Per Share or the Adjusted Price Per Share, as applicable. Payment for subscriptions must accompany an order form and may be made (i) in cash if delivered in person at the office of County Savings, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with County Savings. County Savings and the Company reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in this process.

        The minimum amount of Common Stock for which any person may subscribe in the Subscription Offering or in the Community Offering, respectively, is 25 shares. No person, directly or indirectly or with an associate or a group acting in concert, may subscribe for or purchase in the aggregate more than $150,000 of Common Stock. Such stock may be purchased at a 10% discount (i.e., for $______) by Eligible Account Holders. The maximum purchase limitation may be increased or decreased at the discretion of the Company. See "The Offering and Merger--Purchase Limitations."

THE INDEPENDENT VALUATION

        The Independent Valuation was performed by the Independent Appraiser, a firm experienced in the valuation and appraisal of savings institutions. The Independent Appraiser is not affiliated with the Bank or County Savings. For its services in preparing the Independent Valuation, the Independent Appraiser will receive a fee of $_____. The Independent Appraiser was hired by County Savings on the basis of its reputation. County Savings has agreed to indemnify the Independent Appraiser and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where the Independent Appraiser's liability results from its negligence or bad faith. In determining the Independent Valuation, the Appraiser reviewed, among other factors, County Savings' audited financial statements as of and for the two years ended December 31, 1997 and unaudited financial statements as of and for the six months ended June 30, 1998. The Appraiser also examined the economy in County Savings' market area and the competitive environment in which it operates, and compared its operating performance with that of selected segments of the thrift industry and selected publicly traded thrift institutions. The Independent Appraiser also reviewed conditions in the securities markets in general and for thrift institution stocks in particular. Similarly, when the Independent Appraiser updates the Independent Valuation prior to the completion of the Offering, it intends to consider, among other things, any new developments or changes in County Savings' performance, financial condition and management policies, and conditions in the equity markets for thrift institution stock.

        On the basis of the foregoing, the Independent Appraiser determined the Valuation Range as of __________, 1998 to be between $11,050,000 and $14,950,000. The Independent Valuation will be updated prior to the completion of the Offering. Such valuation, however, is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing Common Stock. THE INDEPENDENT APPRAISER VALUED COUNTY SAVINGS, BUT DID NOT VALUE THE SHARES OF COMMON STOCK OFFERED IN THE OFFERING. The Independent Appraiser did not independently verify the financial statements and other information provided by County Savings, nor did the Independent Appraiser value independently the assets or liabilities of County Savings or the Bank. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing shares in the Offering will thereafter be able to sell such shares at prices at or above the price at which they purchased such shares.

        If the updated Independent Valuation is either more than the maximum of the Valuation Range or less than the minimum of the Valuation Range, the Bank and County Savings, after consulting with the Department and the FDIC, may terminate the Offering and return all funds promptly with interest at the Bank's passbook rate of interest on payments made by cash, check or money order, extend or hold a new Subscription and Community Offering, establish a new Valuation Range, commence a resolicitation of subscribers or take such other actions as permitted by the Department and FDIC in order to complete the Offering. In the event that a resolicitation is commenced, unless an affirmative response is received within a reasonable period of time, all funds will be promptly returned to investors as described above. A resolicitation, if any, following the conclusion of the Subscription and Community Offering would not exceed 45 days unless further extended by the Department or FDIC for periods of up to 90 days not to extend beyond _________, 1998.

        Notwithstanding the foregoing, no sale of Common Stock may be consummated unless, prior to such consummation, the Independent Appraiser confirms to County Savings, the Bank, and the Department that, to the best knowledge of the Independent Appraiser, nothing of a material nature has occurred that, taking into account all relevant factors, would cause the Independent Appraiser to conclude that the actual aggregate market value of County Savings as an entity merged with and into the Bank is incompatible with its estimate of the aggregate pro forma market value of County Savings as an entity merged with and into the Bank. If such confirmation is not received, County Savings and the Bank may cancel, extend, reopen, or hold new Subscription and Community Offerings, establish a new Valuation Range, or take such other action as the Department may permit.

        Copies of the appraisal report of the Independent Appraiser and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of County Savings and the other locations specified under "Additional Information."

PURCHASE LIMITATIONS

        THE MINIMUM AMOUNT OF COMMON STOCK FOR WHICH ANY PERSON MAY SUBSCRIBE IN THE SUBSCRIPTION OFFERING OR IN THE COMMUNITY OFFERING, RESPECTIVELY, IS 25 SHARES. NO PERSON, DIRECTLY OR INDIRECTLY OR WITH AN ASSOCIATE OR A GROUP ACTING IN CONCERT, MAY SUBSCRIBE FOR OR PURCHASE IN THE AGGREGATE MORE THAN $150,000 OF COMMON STOCK BASED ON THE MAXIMUM OF THE VALUATION RANGE. SUCH STOCK MAY BE PURCHASED AT A 10% DISCOUNT (I.E., FOR $________) BY ELIGIBLE ACCOUNT HOLDERS. THE MAXIMUM PURCHASE LIMITATION MAY BE DECREASED OR INCREASED UP TO 9.9%; PROVIDED, THAT ORDERS FOR COMMON STOCK EXCEEDING 5% OF THE SHARES BEING OFFERED SHALL NOT EXCEED IN THE AGGREGATE 10% OF THE TOTAL OFFERING. REQUESTS TO PURCHASE ADDITIONAL SHARES OF THE COMMON STOCK IN THE EVENT THAT THE PURCHASE LIMITATION IS SO INCREASED WILL BE DETERMINED BY THE BOARDS OF DIRECTORS OF THE COMPANY AND COUNTY SAVINGS IN THEIR SOLE DISCRETION.

        In the event of a decrease in the Independent Valuation, the orders of persons who subscribed for the maximum number of shares will be reduced. In the event of a resolicitation, subscribers will be afforded the opportunity to increase, decrease or maintain their previously submitted order. In the event no change from the previous order is desired, no action need be taken.

        If purchasers from the general public cannot be found for an insignificant residue of unsubscribed shares, other purchase arrangements will be made by the Boards of Directors of the Bank and County Savings, if possible. Such other purchase arrangements will be subject to the approval of the Department and may provide for purchases by directors, officers, their associates and other persons in excess of the limitations provided below. If such other purchase arrangements cannot be made, the Offering will be terminated.

SUBSCRIPTION OFFERING AND SUBSCRIPTION RIGHTS

        In accordance with the Plan, rights to subscribe for the purchase of Common Stock have been granted under the Plan to the following persons in the following order of descending priority:

        PRIORITY 1: ELIGIBLE ACCOUNT HOLDERS. Each Eligible Account Holder shall be given the opportunity to purchase shares of up to $150,000 of Common Stock offered in the Offering; provided that the Company may, in its sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase the maximum purchase limitation up to 5% of the maximum number of shares offered in the Offering or decrease such maximum purchase limitation to 1% of the maximum number of shares offered in the Offering, subject to the overall purchase limitations. If there are insufficient shares available to satisfy all subscriptions of Eligible Account Holders, shares will be allocated to Eligible Account Holders so as to permit each such subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated pro rata to remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the same proportion that each such subscriber's Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he had an ownership interest as of the Eligibility Record Date.

        PRIORITY 2: TAX-QUALIFIED EMPLOYEE PLANS. The Tax-Qualified Employee Plans shall be given the opportunity to purchase in the aggregate up to 10% of the Common Stock issued in the Offering. In the event of an oversubscription in the Offering, subscriptions for shares by the Tax-Qualified Employee Plans may be satisfied, in whole or in part, out of authorized but unissued shares of the Company subject to the maximum purchase limitations applicable to such plans or may be satisfied, in whole or in part, through open market purchases by the Tax-Qualified Employee Plans subsequent to the closing of the Offering.

        PRIORITY 3: SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. To the extent there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall have the opportunity to purchase shares of Common Stock in an amount equal to $150,000 offered in the Offering, provided that the Company may, in its sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase the maximum purchase limitation up to 5% of the maximum shares offered in the Offering or decrease such maximum purchase limitation to 1% of the maximum number of shares offered in the Offering subject to the overall purchase limitations. In the event Supplemental Eligible Account Holders subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders and the Tax-Qualified Employee Plans is in excess of the total number of shares offered in the Offering, the shares of Common Stock will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible Account Holder whose subscription remains unfilled in the same proportion that such subscriber's Qualifying Deposits on the Supplemental Eligibility Record Date bear to the total amount of Qualifying Deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

        PRIORITY 4: EMPLOYEES, OFFICERS AND TRUSTEES. To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and each Employee, Officer and Trustee of County Savings shall have the opportunity to purchase shares of Common Stock in an amount equal to $150,000 offered in the Offering; provided that the Company may, in its sole discretion, and without further notice to or solicitation of subscribers or other prospective purchasers, increase the maximum purchase limitations to 5% of the maximum shares offered in the Offering or decrease such maximum purchase limitation to 1% of the maximum number of shares offered in the Offering, subject to the overall purchase limitations. In the event that Employees, Officers and Trustees, subscribe for a number of shares, which, when added to the shares subscribed for by Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, and is in excess of the total shares offered in the Offering, the subscriptions of such persons will be allocated among Employees, Officers and Trustees on a pro rata basis based on the size of such person's subscription orders.

        EXPIRATION DATE FOR THE SUBSCRIPTION OFFERING. All subscription rights will expire on the Expiration Date unless extended by the Company, with the approval of the Department, if necessary, for up to an additional 45 days. Any shares not sold in the Subscription Offering may be sold in the Community Offering, which also is expected to terminate on __________, 1998, but which may terminate as late as ______________, 1998. Subscriptions paid by cash, check, or money order will be placed in a segregated account at County Savings and will earn interest at the Bank's regular passbook rate of interest from the date of receipt until completion or termination of the Offering. Payments authorized by withdrawal from deposit accounts at County Savings will continue to earn interest at the contractual rate until the Offering is completed or terminated, and such funds will be otherwise unavailable to the depositor until such time. Orders submitted are irrevocable until the completion of the Offering; provided that all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled if the Offering is not completed by ___________, 1998, unless such period has been extended with the approval of the Department, if necessary. If an extension of time has been granted, all subscribers will be notified of such extension, and of any rights to confirm, modify or rescind their subscriptions and have their funds returned promptly with interest, and of the time period within which each subscriber must notify County Savings or the Bank of his intention to confirm, modify or rescind his subscription. If an affirmative response to any resolicitation is not received by County Savings or the Company from a subscriber, the subscriber's order will be rescinded and all funds will be returned promptly with interest. Such extensions may not go beyond _____________, 2000.

        The Company will not execute orders until all shares of Common Stock have been subscribed for or otherwise issued. If all shares have not been subscribed for or otherwise issued within 45 days after the Expiration Date, unless such period is extended with the consent of the Department, all funds delivered to the Company pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45 day period following the Expiration Date is granted, the Company will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions. Such extensions may not go beyond ______________.

        PERSONS IN NONQUALIFIED STATES OR FOREIGN COUNTRIES. The Company will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock reside. However, the Company is not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which (i) a small number of persons otherwise eligible to subscribe for shares of Common Stock reside; or (ii) the Company determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including but not limited to a requirement that the Company or its officers or directors, under the securities laws of such state, register as a broker, dealer, salesman or selling agent or to register or otherwise qualify the subscription rights or Common Stock for sale or subject any filing with respect thereto in such state. Where the number of persons eligible to subscribe for shares in one state is small, the Company will base its decision as to whether or not to offer the Common Stock in such state on a number of factors, including the size of accounts being held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen.

COMMUNITY OFFERING

        Any shares of Common Stock for which subscriptions have not been accepted in the Subscription Offering will be offered for sale in a Community Offering. The Community Offering, should it be conducted, will involve an offering of unsubscribed shares directly to the general public with a preference to those natural persons residing in the community of Oswego County, New York. The Community Offering, if any, shall be for a period of not more than 45 days unless extended by the Company and County Savings, and shall commence concurrently with, during or promptly after the Subscription Offering. The Company may use an investment banking firm or marketing agent on a best efforts basis to sell the shares in the Community Offering. The Company and/or County Savings may pay a commission or other fee to such investment banking firm or marketing agent as to the shares sold by such firm or firms in the Community Offering and may also reimburse such firm or firms for expenses incurred in connection with the sale. No person, by himself or herself, or with an associate or group of persons acting in concert, may subscribe for or purchase more than $150,000 of Common Stock offered in the Community Offering. Further, the Company may limit total subscriptions in the Community Offering so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of Common Stock. If approved by the Department and the FDIC, any shares of Common Stock for which subscriptions have not been accepted in the Community Offering may be issued to the Mutual Holding Company without the payment by the Mutual Holding Company of cash consideration therefor. There can be no assurance that the Company will be able to obtain regulatory approval of such an issuance of unsold shares to the Mutual Holding Company.

        In the event of an oversubscription for shares in the Community Offering, shares may be allocated first to cover orders of natural persons residing in the Community, then to cover the orders of any other Person subscribing for shares in the Community Offering so that each such person may receive the lesser of 100 shares and the number of shares for which he has subscribed, and thereafter, on a pro rata basis to such persons based on the amount of their respective subscriptions. THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF THE COMPANY AND COUNTY SAVINGS, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE.

        If for any reason a public offering of unsubscribed shares of Common Stock cannot be effected and shares remain unsold after the Subscription Offering and the Community Offering, if any, and the Company is not able to issue such shares to the Mutual Holding Company, the Boards of Directors of the Bank and the Board of Trustees of County Savings will seek to make other arrangements for the sale of the remaining shares. Such other arrangements will be subject to the approval of the FDIC and the Department and to compliance with applicable securities laws.

PLAN OF DISTRIBUTION AND SELLING COMMISSIONS

        Offering materials for the Offering initially have been distributed to certain persons by mail, with additional copies made available at County Savings main office and the Company's main office and by____________________. All prospective purchasers are to send payment along with a completed Order Form and certification form directly to the Company or County Savings, where such funds will be held in a segregated special escrow account and not released until the Offering is completed or terminated.

        To assist in the marketing of the Common Stock, the Company and County Savings have retained __________, which is a broker-dealer registered with the National Association of Securities Dealers, Inc. (the "NASD"). ____________ will assist the Company and County Savings in the Offering as follows: (i) in training and educating employees of the Company and County Savings regarding the mechanics and regulatory requirements of the Offering; (ii) in conducting any informational meetings for employees, customers and the general public; (iii) in coordinating the selling efforts in the Oswego and surrounding communities; and
(iv) keeping records of all orders for Common Stock. For these services, ____________ will receive: (i) an advisory and management fee of $________; and
(ii) a marketing fee of ____% of the total dollar amount of the Common Stock sold in the Offerings, reduced by the advisory and management fee. No fee shall be payable in connection with the sale of Common Stock to the ESOP or the Company's directors, officers, or employees, and such persons' immediate family members.

        The Company also will reimburse ______________ for its reasonable out-of-pocket expenses associated with its marketing effort, up to a maximum of $___________, including legal fees and expenses. The Company has made an advance payment to _____________ in the amount of $___________. The Company and County Savings will indemnify __________ against liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering material for the Common Stock, including liabilities under the Securities Act of 1933.

        Certain Directors and executive officers of the Company and County Savings may participate in the solicitation of offers to purchase Common Stock. Such persons will be reimbursed by the Mutual Holding Company and/or the Company for their reasonable out-of-pocket expenses, including, but not limited to, de minimis telephone and postage expenses, incurred in connection with such solicitation. Other regular, full-time employees of the Company and County Savings may participate in the Offering but only in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a potential purchaser, provided that the content of the employee's responses is limited to information contained in the Prospectus or other offering documents, and no offers or sales may be made by tellers or at the teller counter. All sales activity will be conducted in a segregated or separately identifiable area of the Company and County Savings offices apart from the area accessible to the general public for the purpose of making deposits or withdrawals. Other questions of prospective purchasers will be directed to executive officers or registered representatives. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. The Company and County Savings will rely on Rule 3a4-1 under the Exchange Act, and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Common Stock.
No officer, director or employee of the Company or the County Savings will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Common Stock.

PROCEDURE FOR PURCHASING SHARES IN SUBSCRIPTION AND COMMUNITY OFFERING

        To ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the 1934 Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of an order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order Forms will only be distributed with a Prospectus.

        To purchase shares in the Subscription and Community Offering, an executed order form with the required payment for the total amount of Common Stock subscribed for, or with appropriate authorization for withdrawal from a County Savings' deposit account (which may be given by completing the appropriate blanks in the order form), must be received by County Savings by ______ p.m., local time on the Expiration Date. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, County Savings and the Bank will not accept an order submitted on photocopied or facsimile order forms. County Savings and the Bank have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of the Bank and County Savings unless the Offering has not been completed within 45 days after the end of the Subscription and Community Offering, unless such period has been extended.

        THE SUBSCRIPTION PRICE PER SHARE OF COMMON STOCK FOR ALL SUBSCRIBERS OTHER THAN ELIGIBLE ACCOUNT HOLDERS WILL BE EQUAL TO THE UNADJUSTED PRICE PER SHARE. THE SUBSCRIPTION PRICE PER SHARE FOR ELIGIBLE ACCOUNT HOLDERS SHALL BE EQUAL TO THE ADJUSTED PRICE PER SHARE (I.E., 90% OF THE UNADJUSTED PRICE PER SHARE). SUBJECT TO THE APPLICABLE PURCHASE LIMITATIONS, THE TOTAL NUMBER OF SHARES THAT WILL BE ISSUED TO A SUBSCRIBER WHOSE SUBSCRIPTION HAS BEEN ACCEPTED WILL BE EQUAL TO THE TOTAL DOLLAR AMOUNT OF STOCK FOR WHICH SUCH SUBSCRIPTION HAS BEEN ACCEPTED DIVIDED BY THE UNADJUSTED PRICE PER SHARE OR THE ADJUSTED PRICE PER SHARE, AS APPLICABLE. PAYMENT FOR SUBSCRIPTION MUST ACCOMPANY THE ORDER FORM AND MAY BE MADE (I) IN CASH IF DELIVERED IN PERSON AT THE OFFICE OF COUNTY SAVINGS, (II) BY CHECK OR MONEY ORDER, OR (III) BY AUTHORIZATION OF WITHDRAWAL FROM DEPOSIT ACCOUNTS MAINTAINED WITH COUNTY SAVINGS. COUNTY SAVINGS AND THE COMPANY RESERVE THE RIGHT TO REFUND SUBSCRIPTION FUNDS IN LIEU OF ISSUING FRACTIONAL SHARES, OR PERMIT SUBSCRIBERS TO ELECT TO RECEIVE ADDITIONAL WHOLE SHARES IN THIS PROCESS.

        IN ORDER TO ENSURE THAT ELIGIBLE ACCOUNT HOLDERS AND SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS ARE PROPERLY IDENTIFIED AS TO THEIR STOCK PURCHASE PRIORITIES, DEPOSITORS AS OF THE ELIGIBILITY RECORD DATE AND/OR SUPPLEMENTAL ELIGIBILITY RECORD DATE MUST LIST ALL ACCOUNTS ON THE STOCK ORDER FORM GIVING ALL NAMES IN EACH ACCOUNT AND THE ACCOUNT NUMBER.

        Interest will be paid on payments made by cash, check, or money order at the Bank's passbook rate of interest from the date payment is received until the completion or termination of the Offering. If payment is made by authorization of withdrawal from deposit accounts (other than checking accounts), the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Offering, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Offering.

        If a subscriber authorizes County Savings to withdraw the amount of the purchase price from his deposit account (other than checking accounts), County Savings will do so as of the effective date of Offering. County Savings will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at County Savings' passbook rate of interest.

        A depositor interested in using his or her IRA funds to purchase Common Stock must do so through a self-directed IRA. Since County Savings does not offer such accounts, it will allow a depositor to make a trustee-to-trustee transfer of the IRA funds to a trustee offering a self-directed IRA program without early withdrawal penalties with the agreement that such funds will be used to purchase the Common Stock in the Offering. There will be no early withdrawal or IRS interest penalties for such transfers. The new trustee would hold the Common Stock in a self-directed account in the same manner as County Savings now holds the depositor's IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in a County Savings IRA to purchase Common Stock should contact the Stock Information Center as soon as possible so that the necessary forms may be forwarded for execution and returned prior to the Expiration Date.

        In addition, the provisions of ERISA and IRS regulations require that executive officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of Common Stock in the Offering, make such purchase for the exclusive benefit of the IRA participant.

        Certificates representing shares of Common Stock purchased will be mailed to purchasers at the last address of such persons appearing on the records of County Savings, or to such other address as may be specified in properly completed order forms, as soon as practicable following consummation of the Offering. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

        PRIOR TO THE COMPLETION OF THE OFFERING, THE PLAN PROHIBITS ANY PERSON WITH SUBSCRIPTION RIGHTS FROM TRANSFERRING OR ENTERING INTO ANY AGREEMENT OR UNDERSTANDING TO TRANSFER THE LEGAL OR BENEFICIAL OWNERSHIP OF THE SUBSCRIPTION RIGHTS ISSUED UNDER THE PLAN OR THE SHARES OF COMMON STOCK TO BE ISSUED UPON THEIR EXERCISE. SUCH RIGHTS MAY BE EXERCISED ONLY BY THE PERSON TO WHOM THEY ARE GRANTED AND ONLY FOR HIS ACCOUNT. EACH PERSON EXERCISING SUCH SUBSCRIPTION RIGHTS WILL BE REQUIRED TO CERTIFY THAT HE IS PURCHASING SHARES SOLELY FOR HIS OWN ACCOUNT AND THAT HE HAS NO AGREEMENT OR UNDERSTANDING REGARDING THE SALE OR TRANSFER OF SUCH SHARES. THE PLAN ALSO PROHIBITS ANY PERSON FROM OFFERING OR MAKING AN ANNOUNCEMENT OF AN OFFER OR INTENT TO MAKE AN OFFER TO PURCHASE SUCH SUBSCRIPTION RIGHTS OR SHARES OF COMMON STOCK PRIOR TO THE COMPLETION OF THE OFFERING.

        COUNTY SAVINGS AND THE BANK WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

LIMITATIONS ON COMMON STOCK PURCHASES

        The Plan includes the following limitations on the number of shares of Common Stock which may be purchased during the Offering:

        1. The aggregate amount of outstanding common stock of the Company owned or controlled by persons other than Mutual Holding Company at the close of the Offering shall be less than 50% of the Company's total outstanding common stock.

        2. No Person, Associate thereof, or group of persons acting in concert, may purchase more than $150,000 of Common Stock offered in the Offering, except that: (i) the Company may, in its sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase such maximum purchase limitation to 5% of the number of shares offered in the Offering;

           (ii) Tax-Qualified Employee Plans may purchase in the aggregate up to 10% of the shares offered in the Offering. Shares to be held by any Tax-Qualified Employee Plan and attributable to a person shall not be aggregated with other shares purchased directly by or otherwise attributable to such person.

        3. The aggregate amount of Common Stock acquired in the Offering by all management persons and their Associates, exclusive of any stock acquired by such persons in the secondary market, shall not exceed 33% of the shares of Common Stock offered for sale in the Offering. In calculating the number of shares held by management persons and their Associates under this paragraph or under the purchase priorities set forth in the Plan, shares held by any Tax-Qualified Employee Plan of the Bank that are attributable to such persons shall not be counted.

        4. The Board of Directors of the Company after consulting with the Board of Trustees of County Savings may, in its sole discretion, increase the maximum purchase limitation to up to 9.9%, provided that orders for Common Stock in excess of 5% of the number of shares of Common Stock offered in the Offering shall not in the aggregate exceed 10% of the total shares of Common Stock offered in the Offering (except that this limitation shall not apply to purchases by Tax-Qualified Employee Plans). If such 5% limitation is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Company and County Savings may be, given the opportunity to increase their subscriptions up to the then applicable limit. Requests to purchase additional shares of Common Stock under this provision will be determined by the Board of Directors of the Company, in its sole discretion.

        5. Notwithstanding any other provision of this Plan, no person shall be entitled to purchase any Common Stock to the extent such purchase would be illegal under any federal law or state law or regulation or would violate regulations or policies of the National Association of Securities Dealers, Inc., particularly those regarding free riding and withholding. The Company and/or its agents may ask for an acceptable legal opinion from any purchaser as to the legality of such purchase and may refuse to honor any purchase order if such opinion is not timely furnished.

        6. The Board of Directors of the Company has the right in its sole discretion to reject any order submitted by a person whose representations the Board of Directors believes to be false or who it otherwise believes, either alone or acting in concert with others, is violating, circumventing, or intends to violate, evade or circumvent the terms and conditions of this Plan.

        The Board of Directors of the Company shall have the authority to interpret terms used in the above limitations and terms used in the Plan in their sole discretion.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of all anticipated material federal income tax consequences of the proposed transaction, including the Merger and Offering, and the possible purchase of Common Stock in the Subscription Offering or the Community Offering. The summary is based on the federal income tax laws as now in effect and as currently interpreted; it does not take into account possible changes in such laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. In addition, to the extent the discussion is premised upon the receipt of an opinion of legal counsel or independent tax advisors, purchasers should be aware that any such opinion will not be binding on the IRS or the courts. The summary does not purport to address all aspects of the possible federal income tax consequences of the Offering. In particular, and without limiting the foregoing, this summary does not address the federal income tax consequences of the Offering to Eligible Account Holders in light of their particular circumstances or status (e.g., foreign persons tax-exempt entities, etc.), nor does this summary address any consequences of the Offering under any state, local, or foreign tax laws. SUBSCRIBERS ARE THEREFORE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PROPOSED TRANSACTIONS AND ANY PURCHASE OF COMMON STOCK PURSUANT TO THE SUBSCRIPTION OFFERING OR THE COMMUNITY OFFERING, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION

AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

        The tax consequences of the purchase of Common Stock may vary depending on whether the purchase is by an Eligible Account Holder in his capacity as such. All Eligible Account Holders should read carefully the entire discussion under "Special Considerations--Certain Federal Income Tax Consequences" before deciding whether to purchase Common Stock in such person's capacity as an Eligible Account Holder.

        REORGANIZATION STATUS. The consummation of the Offering is conditioned upon the receipt by the Bank of a private letter ruling from the Internal Revenue Service ("IRS") with respect to certain significant subissues that affect the characterization of the transaction solely for tax purposes, and an opinion of counsel or independent tax advisor (the receipt of which is also conditioned on the Bank's receipt of the private letter ruling) to the effect that, based on facts and representations made by the Bank, proposed transaction, including the Merger and the Offering, will constitute one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, or, depending on the findings of the IRS as set forth in the private letter ruling, in the alternative, will constitute a tax-free exchange of stock under Section 1032 of the Code followed by a tax-free exchange of property for stock under Section 351 and a reorganization under Section 368(a) of the Code.

        CERTAIN TAX CONSEQUENCES OF THE PROPOSED TRANSACTIONS TO SUBSCRIBERS. Assuming that the Offering qualifies as one or more reorganizations or, in the alternative, as an exchange, transfer, and reorganization (as noted above), an Eligible Account Holder or Supplemental Eligible Account Holder should be treated for federal income tax purposes as having exchanged his or her deposit account(s) and depositorship interest in County Savings for (i) deposit account(s) in City Savings, (ii) interest(s) in the liquidation account in City Savings, (iii) liquidation rights in the Mutual Holding Company, which will be subordinate to a depositor's interest in the liquidation account in City Savings, and (iv) to the extent such person actually purchases any Common Stock in the Subscription Offering in such person's capacity as an Eligible Account Holder or Supplemental Eligible Account Holder, rights to purchase such shares of Common Stock ("Subscription Rights"). In addition, an Other Depositor and Eligible Employee and Trustee purchasing in his or her capacity as such should be treated as having exchanged his or her deposit account(s), if any, and depositorship interest in County Savings, if any, for (i) deposit account(s) in the Bank and (ii) Subscription Rights.

        The federal income tax consequences of the receipt, exercise and lapse of Subscription Rights which are exercisable at a discount are uncertain, but they may be significant and could include the recognition of gain equal to the fair market value of such Subscription Rights. Those consequences present novel issues of tax law which are not addressed by any direct authorities and, to the extent related authorities do exist, they appear to be conflicting and inconclusive. Set forth below are two possible tax consequences of the receipt and/or exercise of Subscription Rights.

        UNDER ONE SCENARIO, ONLY THOSE ELIGIBLE ACCOUNT HOLDERS WHO ACTUALLY EXERCISE SUBSCRIPTION RIGHTS SHOULD RECOGNIZE GAIN AS A RESULT OF THE EXCHANGES DESCRIBED IN THE PRECEDING PARAGRAPH AND THE AMOUNT OF SUCH GAIN SHOULD BE EQUAL TO THE FAIR MARKET VALUE OF THE SUBSCRIPTION RIGHTS EXERCISED. AS A RESULT, ELIGIBLE ACCOUNT HOLDERS WHO DO NOT EXERCISE SUBSCRIPTION RIGHTS SHOULD NOT RECOGNIZE GAIN FOR FEDERAL INCOME TAX PURPOSES AS A RESULT OF THE OFFERING. THE DETERMINATION OF THE FAIR MARKET VALUE OF THE SUBSCRIPTION RIGHTS WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE EXCESS, IF ANY, OF THE MARKET PRICE OF THE COMMON STOCK OVER THE ADJUSTED PURCHASE PRICE, THE PERIOD OF TIME DURING WHICH THE SUBSCRIPTION RIGHTS WILL BE OUTSTANDING AND EXERCISABLE, THE NONTRANSFERABILITY OF THE SUBSCRIPTION RIGHTS, AND PERHAPS OTHER FACTORS. FOR PURPOSES OF THE INFORMATION RETURNS TO BE FILED WITH THE IRS RELATING TO THE GAIN RECOGNIZED BY ELIGIBLE ACCOUNT HOLDERS WHO EXERCISE SUBSCRIPTION RIGHTS, THE COMPANY AND COUNTY SAVINGS INTEND TO VALUE THE SUBSCRIPTION RIGHTS EXERCISED BASED SOLELY ON THE DIFFERENCE BETWEEN THE ADJUSTED PRICE PER SHARE AND THE UNADJUSTED PRICE PER SHARE.

        IT IS POSSIBLE THAT, CONSISTENT WITH EARLIER PRIVATE LETTER RULINGS, ALL ELIGIBLE ACCOUNT HOLDERS (INCLUDING THOSE WHO DO NOT EXERCISE SUBSCRIPTION RIGHTS) WILL BE TREATED AS HAVING RECEIVED TAXABLE SUBSCRIPTION RIGHTS PURSUANT TO THE OFFERING. SHOULD THIS BE THE CASE, EACH ELIGIBLE ACCOUNT HOLDER WILL RECOGNIZE TAXABLE GAIN IN AN AMOUNT EQUAL TO THE FAIR MARKET VALUE OF THE SUBSCRIPTION RIGHTS RECEIVED. IN ADDITION, THE IRS MAY TAKE THE POSITION THAT THOSE ELIGIBLE ACCOUNT HOLDERS WHO ACTUALLY EXERCISE SUBSCRIPTION RIGHTS HAVE ADDITIONAL INCOME THAT, WHEN ADDED TO THE INCOME RECOGNIZED ON THE RECEIPT OF THE SUBSCRIPTION RIGHTS, GENERALLY WOULD

INCREASE THEIR TOTAL AMOUNT OF INCOME TO APPROXIMATELY THE AMOUNT SUCH ELIGIBLE ACCOUNT HOLDERS WOULD RECOGNIZE AS DESCRIBED ABOVE. AN ELIGIBLE ACCOUNT HOLDER WHO DOES NOT EXERCISE SOME OR ALL OF HIS OR HER SUBSCRIPTION RIGHTS SHOULD BE ENTITLED TO CLAIM, AT THE TIME THE UNEXERCISED SUBSCRIPTION RIGHTS EXPIRE, A CAPITAL LOSS EQUAL TO THE AMOUNT OF GAIN ATTRIBUTABLE TO THE SUBSCRIPTION RIGHTS NOT EXERCISED, PROVIDED THAT THE COMMON STOCK THAT WOULD HAVE BEEN ACQUIRED UPON EXERCISE OF THE EXPIRED SUBSCRIPTION RIGHTS WOULD HAVE CONSTITUTED A CAPITAL ASSET IN THE HANDS OF THE ELIGIBLE ACCOUNT HOLDER. THUS, IN GENERAL, AN ELIGIBLE ACCOUNT HOLDER WHO DOES NOT EXERCISE ANY SUBSCRIPTION RIGHTS WOULD HAVE GAIN AND AN EQUAL OFFSETTING LOSS AS A RESULT OF THE OFFERING. ALTHOUGH THE CAPITAL LOSS SHOULD BE EQUAL IN AMOUNT TO THE RELATED GAIN RECOGNIZED, THE CHARACTER OF THE LOSS AS A CAPITAL LOSS MAY NOT BE THE SAME AS THE CHARACTER OF THE GAIN REQUIRED TO BE RECOGNIZED UPON RECEIPT OF THE UNEXERCISED SUBSCRIPTION RIGHTS, CERTAIN ADDITIONAL TAX FORMS MAY HAVE TO BE FILED, AND, UNDER CERTAIN CIRCUMSTANCES, AN ELIGIBLE ACCOUNT HOLDER MAY HAVE TO USE THE LOSS IN A LATER TAX YEAR THAN THE YEAR IN WHICH THE GAIN FROM RECEIPT OF THE UNEXERCISED SUBSCRIPTION RIGHTS IS RECOGNIZED. FOR MOST ELIGIBLE ACCOUNT HOLDERS, ANY GAIN RECOGNIZED ON THE DISTRIBUTION OF THE SUBSCRIPTION RIGHTS WILL BE TREATED AS A CAPITAL GAIN.

        Based on the foregoing, if all Eligible Account Holders are treated as having received Subscription Rights, then all Eligible Account Holders, not just those who exercise Subscription Rights, will have to be concerned about the value assigned to the Subscription Rights, and other questions, such as when and how many Subscription Rights should be deemed to be received by each Eligible Account Holder. There is no authority that clearly resolves these questions and, in the absence of such authority, there may be several possible approaches for determining the time at which Subscription Rights would, under these circumstances, be deemed to be received by Eligible Account Holders.

        In the opinion of the Independent Appraiser, which opinion is not binding on the IRS, the Subscription Rights issued to Supplemental Eligible Account Holders, County Savings officers and trustees do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Common Stock at a price equal to the Unadjusted Price Per Share. Assuming that, for the reasons set forth above, the Subscription Rights issued to Supplemental Eligible Account Holders, Other Depositors and County Savings Officers have no value at the time issued, the Supplemental Eligible Account Holders, Other Depositors and County Savings Officers will not recognize gain or loss upon the receipt of Subscription Rights or upon the exercise of Subscription Rights.

        EXERCISE OF SUBSCRIPTION RIGHTS. An Eligible Account Holder (i) should not recognize any taxable income as a result of the purchase of Common Stock pursuant to the exercise of Subscription Rights (although as noted above such an Eligible Account Holder will be required to recognize taxable gain as a result of the receipt of exercised Subscription Rights at the Adjusted Price Per Share), (ii) should have a basis in such Common Stock equal to the purchase price paid therefor increased by the basis, if any, of the Subscription Rights exercised (such an Eligible Account Holder's basis in the Subscription Rights should be equal to the amount of gain (and any additional income) recognized on the receipt (and exercise) of Subscription Rights), and (iii) should have a holding period in the Common Stock purchased pursuant to the exercise of Subscription Rights commencing on the date the Subscription Rights are exercised, which should be the Closing Date.

        PURCHASE OF COMMON STOCK BY A PURCHASER IN HIS OR HER CAPACITY AS OTHER THAN AN ELIGIBLE ACCOUNT HOLDER. No income, gain or loss should be recognized by Supplemental Eligible Account Holders, Other Depositors, Eligible Employees and Trustees, or purchasers in the Community Offering, either as a result of having the opportunity to purchase shares of Common Stock in the Offering or as a result of the purchase of Common Stock in the Offering. Supplemental Eligible Account Holders, Eligible Employees and Trustees, or purchasers in the Community Offering who purchase Common Stock in the Offering should have a basis in such stock equal to the purchase price thereof, and should have a holding period for such stock commencing on the day following the day on which the stock is purchased, which should be the day after the closing date. A purchaser of shares of Common Stock in the Offering may have a tax basis in such shares that is less than the tax basis that an Eligible Account Holder purchaser in the Subscription Offering might have.

        INDIVIDUAL RETIREMENT ACCOUNTS. Those persons who are beneficial owners of Individual Retirement Account ("IRA"), Keogh or similar retirement accounts are not themselves Eligible Account Holders by virtue of having such accounts, but the account itself may be an Eligible Account Holder. Thus, the tax consequences of the receipt and exercise of Subscription Rights should be applicable to the IRAs and Keogh accounts themselves, and not the beneficial owners thereof. So long as such accounts are tax-exempt, under Section 408 of the Code (in the case of IRAs) or
Section 501(a) of the Code (in the case of Keogh accounts), there should be no federal income tax consequences to the accounts resulting from receipt of Subscription Rights. In the case of an IRA, Keogh or similar retirement account established at County Savings, or the Company, however, in order to subscribe for shares in the Offering, the beneficial owner first must authorize and direct such institution to transfer the account to a self-directed account at an independent trustee that permits the account to hold stock. Payment for the Common Stock under these circumstances should have no federal income tax consequences to the IRA or Keogh account or to the beneficial owner of such account. To the extent that the balance in an IRA or Keogh account is increased as a result of the exercise of Subscription Rights, additional income generally would be recognized upon the future withdrawal of such account balance.

CERTAIN NEW YORK INCOME TAX CONSEQUENCES OF THE OFFERING

        For New York income tax purposes, the tax consequences of the Offering and the possible purchase by Eligible Account Holders of Common Stock pursuant to the Subscription Offering or the Community Offering are expected to be substantially similar to the federal income tax consequences.

REQUIRED REGULATORY APPROVALS AND CONSIDERATIONS AS TO THE MERGER AND OFFERING

        The Offering is subject to the receipt of a notice of non-objection from the FDIC pursuant to 12 C.F.R. (S)303.15. The Company has received a representation from the FDIC of its intention, subject to certain conditions, to issue such letter of non-objection. The merger of County Savings into the Company is also subject to approval of the Department under New York law and regulations, and the FDIC pursuant to the Bank Merger Act. The Company has received both such approvals. The Bank Merger Act requires that the FDIC take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve the merger if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. Applicable regulations also require publication of notice of the application for approval of the merger and provide an opportunity for the public to comment on the application in writing and to request a hearing. The Bank Merger Act requires that any bank merger, including the merger of County Savings into the Company, may not be consummated until the 15th day after approval under the Bank Merger Act, during which time the United States Department of Justice may challenge the merger on antitrust grounds.

        In addition, as a condition to their approvals of the Two-Tier Reorganization applications, the FDIC, the FRB and the Department required that any future stock issuances by the Company be approved by such agencies. The Company has received all such required approvals.

        The approvals described above do not constitute a recommendation or endorsement by the FDIC, the FRB or the Department of any of the proposed transactions contemplated by the Plan.

ACCOUNTING TREATMENT

        The Offering and Merger will be accounted for on a purchase accounting basis in accordance with generally accepted accounting principles. Under purchase accounting, the assets and liabilities of County Savings as of the Closing Date will be recorded at their respective fair values, and added to those of the Bank. Any excess of the fair market value of the net assets of County Savings over the "purchase price" (i.e., the value of the stock issued to the Mutual Holding Company) will be recorded as negative goodwill. The consolidated financial statements of the Company issued after consummation of the Merger and Offering will reflect these items.

TIME LIMITS ON COMPLETION OF THE OFFERING

        Applicable regulations governing mutual to stock conversion offerings require that the sale of the Common Stock offered in connection with the Offering be completed within 45 calendar days after the expiration of the Subscription Offering. In the event the sale of the Common Stock cannot be completed within the required 45-day period, one or more extensions of time to complete the sale of the Common Stock may be granted by the Department prior to the end of such 45-day period, but no single extension of time may exceed 90 days. No assurance can be given that an extension will be granted if requested. The Subscription Offering is scheduled to expire at _____ p.m., local time, on __________, 1998. Thus, unless extended by County Savings and the Company with the approval of the Department, such sale must be completed by _______________, 1998.

        The Company will not issue the shares of Common Stock until all such shares (other than an insignificant residue) have been subscribed for or arrangements made to issue such shares to the Mutual Holding Company. If this has not occurred within 45 days after the expiration of the Subscription Offering, unless such period is extended with the consent of the Department, all funds delivered to County Savings in the Subscription Offering and the Community Offering will be returned promptly to those who subscribed in the Subscription Offering and the Community Offering with interest, and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the expiration of the Subscription Offering is granted, County Savings will notify those who subscribed in the Subscription Offering and the Community Offering of the extension of time and of their rights, if any, to modify or rescind their subscriptions. No sales of shares may be completed, either in the Subscription Offering or the Community Offering, or otherwise, unless the Plan is approved by the depositors of County Savings.

EFFECT OF THE PROPOSED TRANSACTIONS ON ACCOUNT HOLDERS AND BORROWERS

        The Merger and the Offering will not change the amount or withdrawal rights of savings deposits. Thus, depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts. In addition, such accounts will continue to be insured by the FDIC up to the maximum amount authorized by federal law; however, persons who have deposit accounts at both the Company and County Savings prior to the Offering will retain separate insurance coverage in those accounts only for a period of six months from the date of the closing of the Merger as if the institutions remained as separate entities, except in the case of certificate of deposit accounts that will mature more than six months thereafter--in which event separate insurance coverage will continue until the earliest maturity date. Thereafter, such separate insurance coverage will cease and those depositors' accounts will be insured up to the maximum amount permitted under federal law. Depositors whose insurance coverage is affected by the Merger will be notified in advance of any reduction in deposit insurance taking effect. The principal amount, interest rate, maturity date and other terms of County Savings' loans will continue under the same contractual terms as those prior to completion of the Merger.

VOTING RIGHTS

        At present, neither holders of withdrawable accounts nor borrowers at County Savings have voting rights in County Savings, except that the Plan requires the affirmative vote of a majority of depositors in connection with the Offering and Merger. Subsequent to the Merger, each person who has purchased Common Stock in the Offering or otherwise, as a holder of shares of Common Stock, will have exclusive rights to vote on any matters to be considered by the holders of Common Stock. A shareholder is entitled to one vote for each share of Common Stock owned (however, the Certificate of Incorporation of the Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit).

LIQUIDATION RIGHTS

        In the unlikely event of a complete liquidation of County Savings in its present mutual form, each depositor would have a claim to a pro rata share of any assets of County Savings remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). To the extent there are remaining assets, a depositor may have a claim to receive a pro rata share of the remaining assets in the same proportion as the amount of such depositor's deposit accounts bears to the total amount of all deposit accounts in County Savings at the time of liquidation, subject to the right of the State of New York to garnish such assets. After the Merger, each depositor, in the event of a complete liquidation, would have a claim as a creditor of City Savings. However, except as described below, this claim would be solely in the amount of the balance in such depositor's deposit account plus accrued interest. A depositor would not have a claim or interest in the assets of City Savings above that amount.

        The Plan provides that upon the completion of the Merger, a special "liquidation account" will be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the surplus and reserves of County Savings as of the date of its latest balance sheet contained in the final Prospectus used in connection with the Offering. Each Eligible Account Holder and Supplemental Eligible Account Holder who continues to maintain a deposit account in City Savings, would, on a complete liquidation of City Savings, have a claim to an interest in the liquidation account after payment of all creditors prior to any payment to the stockholders of City Savings. Each Eligible Account Holder and Supplemental Eligible Account Holder would have a claim to a pro rata interest in the total liquidation account equal to the proportion that such Eligible Account Holder's or Supplemental Eligible Account Holder's qualifying deposits bears to the balance of all qualifying deposits.

        If, however, on any December 31 annual closing date, commencing after December 31, 1998, the amount in any deposit account is less than the amount in such deposit account on December 31, 1998 or any other annual closing date, then such person's interest in the liquidation account relating to such deposit account would be reduced proportionately, and such interest will cease to exist if such deposit account is withdrawn or closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account.

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER OFFERING

        All shares of Common Stock purchased in the Offering by a director or an executive officer of County Savings will be subject to a restriction that the shares not be sold for a period of one year following the Offering, except in the event of the death of such director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to such restricted stock will be subject to the same restrictions.

THE MERGER OF CITY SAVINGS AND COUNTY SAVINGS

        GENERAL. On September 5, 1997, County Savings, City Savings and Mutual Holding Company entered into the Agreement pursuant to which County Savings will be merged with and into City Savings with City Savings as the resulting savings bank. The Agreement was subsequently amended on January 13, 1998 and on April 30, 1998 to, among other things, make the Company a party to the Agreement and to provide for a minority stock offering to County Savings' depositors. The Merger will be effected by having (i) County Savings form County MHC, (ii) County MHC merge into Mutual Holding Company with Mutual Holding Company as the resulting mutual holding company, and (iii) County Savings merge into City Savings with City Savings as the resulting savings bank. City Savings is expected to change its name to Pathfinder Bank following the Merger. The following discussion describes the material terms of the Agreement and is qualified in its entirety by reference to the Agreement.

        BACKGROUND AND REASONS FOR THE MERGER--CITY SAVINGS. In June of 1996, following the announcement of the retirement of William Green as Chairman, President and Chief Executive Officer of County Savings, the Board of Directors of City Savings invited the Board of Trustees of County Savings to a joint meeting to explore the benefits of a merger with City Savings. The Trustees of County Savings elected not to proceed with a merger at that time. Throughout the latter half of 1996 and the first half of 1997, City Savings explored the possible acquisition of certain branches of another financial institution in City Savings' market area, although no branch purchases were made.

        In January 1997, Gregory J. Kreis became the President and Chief Executive Officer of County Savings. In May 1997, Chris C. Gagas, Chairman, President and Chief Executive Officer of City Savings, began discussions with Mr. Kreis to consider a merger of the two institutions. A number of meetings occurred in June of 1997, and at that time Northeast Capital & Advisory, Inc. was retained to act as financial advisor during the discussions. On July 10, 1997, City Savings and County Savings entered into a confidentiality agreement. During the following two weeks due diligence was performed at both institutions with Northeast Capital & Advisory, Inc. providing both City Savings and County Savings with due diligence findings and preliminary valuations leading to parties entering into the Agreement.

        BACKGROUND AND REASONS FOR THE MERGER--COUNTY SAVINGS. Since the enactment of comprehensive Federal legislation in 1989, County Savings and other Federal and state chartered savings banks have experienced increasing costs and burdens associated with ongoing compliance with federal and state regulations governing financial institutions. Moreover, the costs of upgrading and maintaining the latest technology necessary for the delivery of competitive and up-to-date financial services have significantly increased. In addition, the market for deposits, loans, and other financial services products has become increasingly competitive. County Savings has substantial competition from both larger banks, and larger non-bank financial service providers. The Board of Trustees of County Savings has witnessed in New York and elsewhere, increased consolidation within the financial services industry, in large part due to the competition, cost and technology changes described above. The Board of Trustees believes this trend is likely to continue, especially in light of recent federal legislation authorizing interstate banking on a national basis. These trends have resulted in more competitors, most of which are substantially larger than County Savings and which are able to offer a wider range of financial services. The larger competitors are also better positioned to keep abreast of technological developments in the delivery and types of products offered to, and demanded by, consumers.

        Following the appointment of Gregory J. Kreis as President and Chief Executive Officer of County Savings in January 1997, Mr. Kreis began an assessment of County Savings' strengths and weaknesses as a financial institution. Oswego County's market area is characterized by slow growth and significant competition from financial service providers. Mr. Kreis met with the Board of Trustees in mid-May 1997 to begin a strategic planning process. An in-depth assessment of County Savings' prospects in its market area was undertaken, and Mr. Kreis reviewed with the Board of Trustees those actions a community bank, such as County Savings, should take to compete effectively over the next three to five years. At that time the Board also reviewed several options for the future of County Savings, including continuing as an independent mutual savings bank, converting to a mutual holding company, completing a full conversion to the stock form of ownership and merging with another financial institution.

        After evaluating all of the options, County Savings' Board of Trustees concluded that because of County Savings relatively small asset size of approximately $110 million, a merger with City Savings would offer significant advantages to both institutions, their customers and the Oswego community, including a practical way of creating a larger independent community-oriented savings bank headquartered in Oswego, New York with greater prospects for long term growth and profitability than that which would exist for either City Savings or County Savings operating as separate savings banks. The Board of Trustees noted that both savings banks have overlapping markets and branch locations. Moreover, the Board of Trustees considered that many of the improvements in operations, equipment and personnel that County Savings would have to undertake in order to remain profitable and competitive had already been initiated by City Savings. The Board of Trustees determined that it was in County Savings' best interests to consider merging the financial and human resources of the two banks into one larger institution that would be better able to serve the Oswego community in the future.

        At the next meeting, the Board of Trustees again discussed in detail the alternatives of County Savings and at the conclusion of that meeting Mr. Kreis was directed to meet with Chris C. Gagas, President and Chief Executive Officer of City Savings, to discuss a possible combination of the two savings banks. Messrs. Gagas and Kreis invited Northeast Capital & Advisory, Inc. to assist them in structuring a merger of the two institutions. Following an initial meeting on June 11, 1997, with Northeast Capital & Advisory, Inc., a series of meetings occurred between Messrs. Gagas and Kreis, with both Boards apprised of the discussions. Following these initial discussions, the Board concluded that a merger would be in the best interest of the communities served by County Savings, and its management and staff, and authorized Mr. Kreis to pursue more detailed discussions with Mr. Gagas. During July and August of 1997 representatives of County Savings and City Savings conducted due diligence investigations of the respective institutions.

        Northeast Capital & Advisory, Inc. was retained by both banks to assist in the discussions and evaluation of the business aspects of a business combination and to structure the Merger in a way that would be fair to both the mutual and stock constituencies of each institution. The negotiations between County Savings and City Savings resulted in the signing of the Agreement on September 5, 1997. The Agreement was subsequently amended on January 13, 1998 and April 30, 1998. The Agreement has been unanimously approved by the Board of Directors of City Savings and the Board of Trustees of County Savings.

        Among the factors that influenced the Board's decision to merge with City Savings were the Board's favorable conclusions regarding: the positive impact of a larger, independent savings bank on the Oswego community; the future prospects of County Savings which, together with City Savings, would be a larger financial institution that is better able to compete and provide the necessary resources for expanded products and services; City Savings' past performance, sound financial condition, strong market position and reputation as a well-managed organization with strong ties to the same market area served by County Savings; the benefits that would inure to County Savings employees by allowing them to participate in the training and compensation programs of a larger, stock-owned institution; and City Savings' agreement to continue to employ the current personnel employed by County Savings. The Board of Trustees also determined that the Merger would provide County Savings with the one time opportunity to establish a charitable foundation that will be funded with $2.0 million in cash and property. The charitable foundation is intended to complement County Savings' existing community reinvestment activities in a manner that will allow the local community to share in the growth and profitability of City Savings and the Company following the Merger. See "The Charitable Foundation."

        THE AGREEMENT AND THE TERMS OF THE MERGER. The Agreement provides that County Savings will merge with and into City Savings with City Savings as the resulting institution. Pursuant to the Agreement, all depositors of County Savings will become depositors of City Savings and any liquidation and voting rights of County Savings depositors will, be transferred to Mutual Holding Company following the Merger. As part of the Merger, the Company will issue additional shares of common stock equal to the pro forma market value of County Savings. RP Financial, LC ("RP Financial"), a firm experienced in the valuation and appraisal of savings institutions, has determined that as of _______, 1998 the fair value of County Savings was $13.0 million. The intent of County Savings and City Savings is to maintain the mutual holding company structure of Mutual Holding Company following the Merger, and, at the same time provide County Savings depositors with an opportunity to subscribe for common stock as if County Savings itself were conducting a minority stock offering. As a result, it was determined that shares of common stock in an amount equal to approximately _____% of the value of County Savings will be offered for sale in a minority stock offering (the "Offering") by the Company, and the remaining shares will be issued to Mutual Holding Company. The shares issued to Mutual Holding Company will be available for issuance and sale to depositors and the public in the future as market and other conditions warrant such sale. The shares of Company Common Stock will be offered for sale in the Offering pursuant to the terms and priorities discussed below. (See "--The Offering") The total number of shares to be issued by the Company in the Offering and to Mutual Holding Company will equal the result obtained from dividing (i) the pro forma market value of County Savings by (ii) the average bid and asked price of the Company's common stock as listed on the Nasdaq SmallCap Market during the ten trading days preceding the closing date of the Merger. Shares offered to eligible account holders of County Savings will be priced at a 10% discount to the shares sold to others in the Offering.

        As soon as practicable after all the conditions to the Merger have been waived or satisfied, Mutual Holding Company and County MHC will file a Plan of Merger with the New York Secretary of State, and City Savings and County Savings will file a Plan of Merger with the Department. The Merger will become effective at the time the Department and New York Secretary of State endorse the Plans of Merger.

        Following the completion of the Merger, the corporate structure under which City Savings will operate the resulting savings bank, will be as follows:


            -----------------------          -------------------
            Pathfinder Bancorp, MHC          Public Stockholders
            -----------------------          -------------------

                    ____% of                   ___% of
                    the Common                 the
                    Stock                      Common
                                               Stock

                 ---------------------------------------------
                           Pathfinder Bancorp, Inc.
                 ---------------------------------------------

                                          100% of the Common Stock
          ----------------------------------------------------------
              Resulting Savings Bank (Oswego County/City Savings)
          ----------------------------------------------------------


        CHARITABLE FOUNDATION. On or prior to the completion of the Merger, County Savings will establish the Charitable Foundation for the purposes of providing charitable contributions to qualifying organizations operating in the communities served by Oswego City and Oswego County. The contribution by County Savings will be $2.0 million. The Charitable Foundation is intended to complement County Savings' existing community reinvestment activities in a manner that will allow the local community to share in the growth and profitability of City Savings and the Company following the Merger. The Bank, the Company or the Mutual Holding Company may make additional contributions to the Charitable Foundation.

        REPRESENTATIONS AND WARRANTIES. The Agreement contains representations and warranties by each of County Savings and City Savings regarding, among other things: (i) organization; (ii) capitalization; (iii) authority to enter into the Agreement; (iv) compliance with laws and orders; (v) reports and financial statements; (vi) consents and approvals; (vii) information to be included in this proxy statement; (viii) absence of certain changes in the business and financial condition of County Savings and City Savings as a condition to closing; (ix) pending and threatened litigation; (x) employees and employee benefits; (xi) tax matters; (xii) environmental matters; (xiii) government regulation of each institution; and (xiv) the accuracy of the representations and warranties.

        CONDITIONS TO THE OBLIGATIONS OF COUNTY SAVINGS AND CITY SAVINGS. The Agreement contains a number of conditions to the obligations of County Savings and City Savings to complete the Merger including that: (i) there is no material adverse change in the financial condition or results of operations of County Savings and City Savings prior to the Effective Time of the Merger; (ii) the representations and warranties of County Savings and City Savings are true and correct in all material respects as of the date of the Agreement and as of the Effective Time of the Merger; (iii) each party has performed or complied in all material respects with all obligations under the Agreement; (iv) no government lawsuit is pending or threatened and no claim that would reasonably be expected to have a material adverse effect on either County Savings or City Savings has been asserted; (v) each party has received all necessary consents or approvals;
(vi) the respective Boards of County Savings and City Savings have not amended, modified or rescinded the resolutions adopting the Agreement; (vii) each institution has furnished the other with an officer's certificate indicating that all required actions and conditions to effect the Merger have been taken; and (viii) all corporate actions have been taken to complete the Merger. In addition, a condition to closing the Merger is that City Savings shall have taken all corporate actions necessary to permit the Oswego City Savings Bank Employees Stock Ownership Plan to acquire additional shares of Company common stock and to increase the number of options and shares that can be awarded (or adopt new plans) under the Oswego City Savings' Bank 1997 Stock Option Plan and Oswego City Savings Bank 1997 Recognition and Retention Plan, respectively.

        The consummation of the Merger is also subject to the receipt of all necessary governmental, stockholder and depositor approvals, as well as the receipt of a federal tax ruling and/or tax opinion as to the treatment of the Merger as a tax-free reorganization.

EFFECTS OF THE MERGER

        CONTINUITY. While the Merger is being accomplished, the normal business of County Savings of accepting deposits and making loans will continue without interruption. After the completion of the Merger, City Savings, as the resulting savings bank, will continue to be subject to regulation by the Department and the FDIC. After the Merger, City Savings will continue to provide services for depositors and borrowers under its current policies.

        EFFECT ON DEPOSIT ACCOUNTS. Each deposit account in County Savings at the time of the Merger will automatically continue as a deposit account in City Savings after the Merger, on the same terms and conditions, including interest rates. Each such account will be insured by the FDIC up to the maximum amount permitted by law (i.e., up to $100,000 per depositor).

        EFFECT ON LOANS. No loan outstanding from County Savings will be affected by the Merger, and the amount, interest rate, maturity and security for each loan will remain as they were contractually established prior to the Merger.

        EFFECT ON LIQUIDATION RIGHTS. Were a mutual savings institution to liquidate, all claims of creditors (including those of depositors, to the extent of deposit balances) would be paid first. Thereafter, if there were any assets remaining, depositors may receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts immediately prior to liquidation, subject to the rights of the State of New York to garnish such assets. As more fully described below, after the Merger each depositor, in the event of a complete liquidation, would have a claim as a creditor of City Savings. However, except as described below with respect to Liquidation Rights, this claim would be solely in the amount of the balance in the deposit account plus accrued interest. A depositor would not have an interest in the value or assets of City Savings above that amount.

INTERESTS OF CERTAIN PERSONS IN THE OFFERING

        In connection with the Merger, the Company will enter into an employment agreement with Gregory J. Kreis who will become the President and Chief Operating Officer of City Savings immediately following the completion of the Merger. Mr. Kreis will become Chief Executive Officer of City Savings six months and one day following the completion of the Merger upon the retirement of Chris
C. Gagas. The employment agreement will provide that Mr. Kreis will have a base salary of $180,000 and will be eligible to receive a bonus of $20,000 for the successful integration of County Savings and City Savings. Mr. Kreis will also be eligible for such other compensation that is normal and customary in an employment agreement with a chief executive officer of a financial institution.

        Following the retirement of Mr. Gagas as Chief Executive Officer of City Savings, Mr. Gagas will continue as Chairman of the Board and will have primary authority over all merger and acquisition activities, although no other such activities are planned at this time. From Mr. Gagas' retirement until December 31, 2000, Mr. Gagas will receive total board and consulting fees of $100,000 per annum.

        The Board of Directors of City Savings as the resulting savings bank will consist of 16 persons and will include seven trustees who currently serve on the Board of Trustees of County Savings. The Board of Directors of the Company will consist initially of the same persons who will be the directors of City Savings as the resulting institution. The Board of Trustees of Mutual Holding Company will consist of 14 persons and will include six persons who currently serve as trustees of County Savings and eight persons who currently serve as trustees of Mutual Holding Company. Continuing non-management directors of City Savings will receive an annual retainer of $6,000, and board and committee fees.

        City Savings has agreed that County Savings' trustees Robert McCormick, Carl K. Walrath and Bernard Shapiro will be entitled to participate in the County Savings' Trustee Emeritus Retirement Benefit Program, which provides trustees emeritus with an annual benefit of $15,000 until the trustee's death. The other current trustees of County Savings will become eligible to participate in the City Savings Director Emeritus Program.

        Following the Merger, the Board of Directors of the Company will use its best efforts to adopt an additional stock award plan and stock option plan, or amend City Savings' existing plans, to award persons who are currently trustees and officers of County Savings as provided below. The intent of the parties is to provide the Trustees and officers and employees of County Savings with the same stock awards as would be available if County Savings were to form its own mutual holding company and conduct a minority stock offering equal to 46% of its pro forma value. All restricted stock awards and stock option grants will vest no later than six years from the date of award, at a rate of no less than 16.6% per year.

        The parties have agreed to use their best efforts to authorize an increase in the number of shares underlying options that may be granted under the existing Oswego City Savings Bank 1997 Stock Option Plan, or in the alternative to implement a new stock option plan for the purpose of granting options to County Savings trustees, executive officers and employees, as set forth below.

        The parties will use their best efforts to grant non-management trustees of County Savings who become directors of City Savings, as the resulting savings bank, with options to purchase 7,500 shares of Company common stock. In addition, the parties will use their best efforts to grant non-management directors who are currently trustees of County Savings additional options to be determined based upon the price of the Company common stock and the number of shares of common stock outstanding prior to the completion of the Merger (excluding shares that become outstanding as a result of the exercise of options previously granted).

        The parties have agreed to use their best efforts to grant Mr. Gregory
J. Kreis options to purchase 36,000 shares of common stock with an exercise price equal to the fair market value of the Company common stock on the date of grant. Similarly other officers of County Savings as a group who are employed by City Savings as the resulting savings bank will be granted options to purchase in the aggregate 11,100 shares of Company common stock with an exercise price equal to the fair market value of the Company common stock on the date of grant.

        The parties have agreed to use their best efforts to authorize an increase in the number of shares that may be awarded under the existing Oswego City Savings Bank 1997 Recognition and Retention Plan, or in the alternative to implement a new restricted stock plan for the purpose of awarding (i) each non-employee director a restricted stock award totaling 2,700 shares, (ii) Mr. Gregory Kreis a restricted stock award equal to 13,200 shares and (iii) all other employees restricted stock awards equal in the aggregate to 12,450 shares.

        All stock option plans and stock award plans will be subject to the approval of stockholders of the Company following the completion of the Merger, which will occur no sooner than six months after the Merger.

        The Company will acquire in the open market or issue from authorized but unissued shares, shares of its common stock for the purpose of permitting the Oswego City Savings Bank Employee Stock Ownership Plan to purchase the equivalent of 8% of the shares that would have been purchased by an employee stock ownership plan established by County Savings if County Savings had reorganized into the mutual holding company form of ownership and conducted a stock offering.

        Finally, employees of County Savings will be provided credit for their years of service with County Savings for purposes of determining eligibility and vesting of benefits (but not for benefit accrual purposes) in the tax qualified plans of City Savings and such plans will be amended accordingly.

       MANAGEMENT OF COUNTY SAVINGS AND CITY SAVINGS FOLLOWING THE MERGER

DIRECTORS AND EXECUTIVE OFFICERS

        The Board of Trustees currently consists of seven persons. Upon completion of the Merger, the directors of City Savings as the resulting savings bank and the directors of the Company will consist of 16 persons, seven of whom currently serve on the Board of Trustees of County Savings and nine of whom currently serve on the Board of Directors of City Savings. The trustees of Mutual Holding Company will consist of the same persons listed below with the exception of Ms. Janette Resnick and Mr. Carl Walrath who will not be on the Board of Trustees of Mutual Holding Company. The current trustees of County Savings, together with information regarding their ages and occupations, are as follows:


         TRUSTEE             AGE                   OCCUPATION
-------------------------    ---      -------------------------------------

Gregory J. Kreis              52      President and Chief Executive Officer

Bruce P. Frassinelli          58      Publisher-Oswego Palladium Times

Michael R. Brower             47      Chief Executive - Oswego
                                      Cranberry Company, L.C.

Paul J. Heins                 58      Owner-Paul's Big M Grocery Store

Paul W. Schneible             49      Certified Public Accountant

Bernard Shapiro               71      Retired

Carl Walrath                  70      Retired


        The Board of Directors of City Savings consists of nine persons. The current directors of City Savings, together with information regarding their ages and occupations, are set forth below.


         DIRECTOR            AGE                   OCCUPATION
-------------------------    ---      -------------------------------------

Chris C. Gagas                 67     Chairman of the Board and Chief
                                      Executive Officer

Chris C. Burritt               45     President and General Manager-R.M.
                                      Burritt Motors, Inc./Chris Cross, Inc.

Raymond W. Jung                68     Retired

Bruce E. Manwaring             56     Retired

L. William Nelson, Jr.         54     Owner and Manager-Nelson Funeral  Home

Victor S. Oakes                74     Retired

Lawrence W. O'Brien            73     Project Coordinator-Neal O'Brien
                                      Building and Materials Corporation

Corte J. Spencer               55     Chief Executive Officer and
                                      Administrator-Oswego Hospital

Janette Resnick                55     Executive Director-Oswego
                                      Opportunities

EXECUTIVE OFFICERS OF THE BANK WHO ARE NOT DIRECTORS

        The following table sets forth certain information (as of June 30, 1998) regarding the executive officers of City Savings following the Merger other than those persons named in the preceding table.


         DIRECTOR            AGE                   OCCUPATION
-------------------------    ---      -------------------------------------

Thomas W. Schneider          37       Executive Vice President and Chief
                                      Financial Officer
W. David Schermerhorn        37       Executive Vice President and Chief
                                      Lending Officer

TRANSACTIONS WITH CERTAIN RELATED PERSONS

        Under New York banking law, County Savings, as a mutual institution, cannot make a loan to a Trustee or a person who is an "executive officer," except for loans made to executive officers that are secured by a first mortgage on a primary residence or by a deposit account at County Savings. All loans outstanding by County Savings to trustees and executive officers have been made in the ordinary course of business and on the same terms and conditions as County Savings would make to any other customer and do not involve more than a normal risk of collectibility or present other unfavorable features. Following the Merger, City Savings, as the resulting savings bank, will not be subject to this restriction in connection with loans to its directors and executive officers.

            INDEMNIFICATION OF THE COMPANY'S OFFICERS AND DIRECTORS
                          AND LIMITATION OF LIABILITY

        GENERAL. Certain provisions of the Company's Certificate of Incorporation seek to ensure that directors are able to exercise their best business judgment in managing corporate affairs, subject to their continuing fiduciary duties, and are not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the responsibilities of directors and officers often requires them to make difficult decisions which can expose such persons to personal liability, but from which they will acquire no personal benefit (other than as stockholders). In recent years, litigation against corporations and their directors and officers, often amounting to mere "second guessing" of good-faith judgments and involving no allegations of personal wrongdoing, has become common. Such litigation often claims damages in large amounts which bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not officers of the corporation, and the expense of defending such litigation, regardless of whether it is well founded, can be enormous. Individual directors and officers can seldom bear either the legal defense costs involved or the risk of a large judgment.

        In order to attract and retain competent and conscientious directors and officers in the face of these potentially serious risks, corporations have historically provided for corporate indemnification and limitation of liability in their articles of incorporation or bylaws, and have obtained liability insurance protecting the company and its directors and officers against the cost of litigation and related expenses. Such indemnification and limitation of liability provisions may also benefit stockholders who indirectly assume the expense of litigation and directors and officers liability insurance. The Company currently has insurance coverage for its directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the following provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, Federal banking regulations restrict the Bank or the Company from indemnifying officers and directors for civil monetary penalties or judgments resulting from administrative or civil actions instituted by any Federal banking agency, or any other liability or legal expense with regard to any administrative proceeding or civil action instituted by any Federal banking agency, which results in a final order or settlement pursuant to which such person is assessed a civil monetary penalty, removed from office or prohibited from participating in the conduct of the affairs of an insured depository institution, or required to cease and desist from or take certain actions.

        LIMITATIONS OF LIABILITY. The Company's Certificate of Incorporation provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty as a director, except for (i) breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) certain unlawful distributions, or (iv) any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted under the amended law.

        This provision eliminates the potential liability of the Company's directors for failure, through negligence or gross negligence, to satisfy their duty of care which requires directors to exercise informed business judgment in discharging their duties. It may thus reduce the likelihood of derivative litigation against directors and discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have been beneficial to the Company and its stockholders. Stockholders will thus be surrendering a cause of action based upon negligent business decisions, including those relating to attempts to change control of the Company. The provision will not, however, affect the right to pursue equitable remedies for breach of the duty of care, although such remedies might not be available as a practical matter. Federal banking and securities laws may limit the effect of such limitation of liability provisions.

        To the best of management's knowledge, there is currently no pending or threatened litigation for which indemnification may be sought or any recent litigation involving directors of the Company that might have been affected by the limited liability provision in the Company's Certificate of Incorporation had it been in effect at the time of the litigation.

        INDEMNIFICATION PROVISIONS OF THE BANK'S BYLAWS. The Bank's Bylaws provide that it shall indemnify every person who acts on behalf of the Bank against judgements, fines, penalties, amounts paid in settlement and reasonable expenses, provided that no indemnification shall be made if a judgment or other final adjudication established that such person's acts were in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that the person had a financial gain as to which he was not entitled, and provided that no indemnification shall be required with respect to a settlement or non-adjudicated disposition unless the Bank has given its prior written consent to such settlement or disposition.

        INDEMNIFICATION PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of the Company provides that any individual who is or was a director, officer, employee or agent of the Company in any proceeding in which the person has been made a party or is otherwise involved as a result of his service in such capacity shall be indemnified and held harmless to the fullest extent authorized under the Delaware General Corporation Law. Under the Certificate of Incorporation, an indemnified person may be reimbursed for all expenses, liabilities and losses (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered. An indemnified person may be advanced expenses incurred in defending any proceeding prior to final disposition to the extent permitted under Delaware law. In accordance with Delaware law, an individual may not be indemnified (i) in connection with a proceeding by or in the right of the Company in which the individual was adjudged liable to the Company, or (ii) in connection with any other proceeding charging improper personal benefit to him in which he was adjudged liable on the basis that personal benefit was improperly received by him, unless a court of competent jurisdiction determines he is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Management does not have any plans to provide for indemnification rights beyond those provided in the Company's Certificate of Incorporation.

                        CERTAIN ANTITAKEOVER PROVISIONS

        INTRODUCTION. A NUMBER OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE COMPANY DEAL WITH MATTERS OF CORPORATE GOVERNANCE AND CERTAIN RIGHTS OF STOCKHOLDERS. THE FOLLOWING DISCUSSION IS A GENERAL SUMMARY OF CERTAIN OF THESE PROVISIONS AND CERTAIN OTHER STATUTORY AND REGULATORY PROVISIONS RELATING TO STOCK OWNERSHIP AND TRANSFERS, AND BUSINESS COMBINATIONS. SOME OF THESE PROVISIONS MAY BE DEEMED TO HAVE POTENTIAL ANTI-TAKEOVER EFFECTS IN THAT THEY MAY HAVE THE EFFECT OF DISCOURAGING A FUTURE TAKEOVER ATTEMPT OR

CHANGE OF CONTROL WHICH IS NOT APPROVED BY THE BOARD OF DIRECTORS BUT WHICH A MAJORITY OF INDIVIDUAL STOCKHOLDERS MAY DEEM TO BE IN THEIR BEST INTERESTS OR IN WHICH STOCKHOLDERS MAY RECEIVE A SUBSTANTIAL PREMIUM FOR THEIR SHARES OVER THEN CURRENT MARKET PRICES. AS A RESULT, STOCKHOLDERS WHO DESIRE TO PARTICIPATE IN SUCH A TRANSACTION MAY NOT HAVE AN OPPORTUNITY TO DO SO. SUCH PROVISIONS WILL ALSO RENDER THE REMOVAL OF THE CURRENT BOARD OF DIRECTORS OR MANAGEMENT MORE DIFFICULT.

        DIRECTORS. Certain provisions of the Company's Certificate of Incorporation and Bylaws will impede changes in majority control of the Board of Directors. Because the Mutual Holding Company must at all times own at least 51% of the Company's outstanding voting stock, the Mutual Holding Company will be able to decide the election of persons to the Company's Board of Directors. Furthermore, the Company's Certificate of Incorporation provides that the Board of Directors of the Company will be divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. Thus, it would take two annual elections to replace a majority of the Company's Board. The Company's Certificate provides that the size of the Board of Directors may be increased or decreased only by a majority vote of the Board. The Certificate of Incorporation also provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the Certificate and Bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

        The Certificate provides that a director may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote. Removal for "cause" is limited to the grounds for termination in the federal regulations that applies to employment contracts of federally insured savings institutions.

        RESTRICTIONS ON CALL OF SPECIAL MEETINGS. The Certificate provides that a special meeting of stockholders may be called by the Chairman of the Board of the Company or pursuant to a resolution adopted by a majority of the Board of Directors. Stockholders are not authorized to call a special meeting.

        ABSENCE OF CUMULATIVE VOTING. The Certificate provides that there shall be no cumulative voting rights in the election of directors.

        LIMITATION ON VOTING RIGHTS. The Certificate provides that no person who beneficially owns more than 10% (the "Limit") of any class of equity security of the Company (other than the Mutual Holding Company and ESOP) shall be entitled to vote shares owned in excess of the Limit. For these purposes, a person (including management) who has obtained the right to vote shares of the common stock pursuant to revocable proxies shall not be deemed to be the "beneficial owner" of those shares if that person is not otherwise deemed to be a beneficial owner of those shares.

        The Certificate further provides that the Board of Directors of the Company, when determining to take or refrain from taking corporate action on any matter, including making or declining to make any recommendation to the Company's stockholders, may, in connection with the exercise of its judgment in determining what is in the best interest of the Holding Company, the Bank, and the stockholders of the Company, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on the Company's customers and the Bank's present and future account holders, borrowers and employees; the effect on the communities in which the Company and the Bank operate or are located; and the effect on the ability of the Company to fulfill the objectives of a financial institution holding company and of the Bank or future subsidiaries to fulfill the objectives of a financial institution under applicable statutes and regulations. The Certificate of the Company also authorizes the Board of Directors to take certain actions to encourage a person to negotiate for a change of control of the Company or to oppose such a transaction deemed undesirable by the Board of Directors including the adoption of so-called shareholder rights plans. By having these standards and provisions in the Certificate, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

        PROCEDURES FOR CERTAIN BUSINESS COMBINATIONS. The Certificate requires that certain business combinations between the Company (or any majority-owned subsidiary thereof) and a 10% or greater stockholder either (i) be approved by at least 80% of the total number of outstanding voting shares of the Company or (ii) be approved by a majority of certain directors unaffiliated with such 10% or greater stockholder or (iii) involve consideration per share generally equal to the higher of (A) the highest amount paid by such 10% stockholder or its affiliates in acquiring any shares of the common stock or (B) the "Fair Market Value" (generally, the highest closing bid paid on the common stock during the 30 days preceding the date of the announcement of the proposed business combination or on the date the 10% or greater stockholder became such, whichever is higher).

        AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to the Certificate must be approved by the Company's board of directors and also by a majority of the outstanding shares of the Company's voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors, amendment of bylaws, call of special stockholder meetings, criteria for evaluating certain offers, offers to acquire and acquisitions of control, director liability, certain business combinations, power of indemnification, and amendments to provisions relating to the foregoing in the Certificate).

        The Bylaws may be amended by the affirmative vote of the total number of directors of the Company or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

DELAWARE CORPORATE LAW

        In 1988 Delaware enacted a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporation Law ("Section 203"), is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in transactions with the target company.

        In general, Section 203 provides that a "Person" (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Shareholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such "Person" became an Interested Shareholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

        The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became an Interested Shareholder, the Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Shareholder, calculated without regard to those shares owned by the corporation's directors who are also officers or certain employee stock plans; (iii) any business combination with an Interested Shareholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Shareholder; and
(iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by
Section 203. At the present time, the Board of Directors of the Company does not intend to propose any such amendment.

          SUBSCRIPTIONS BY MANAGEMENT AND TRUSTEES OF COUNTY SAVINGS

        The following table sets forth the number of shares of Common Stock for which County Savings' executive officers and trustees, individually and as a group, are expected to subscribe. The table assumes that sufficient shares will be available to satisfy their subscriptions.

                                                           Total Subscriptions
                                            Total           as a Percentage of
                                         Amount of           the Maximum of
Name                Total Shares*      Subscriptions      the Valuation Range
-------------------------------------------------------------------------------



_________________

*Total shares assumes that all shares are purchased at the Adjusted Price Per Share, which is assumed to be $_____ (i.e., 90% of the Common Stock's last sale price on ________, 1998).

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

        GENERAL.   The Company is authorized to issue 6,000,000 shares of Common
Stock having a par value of $.10 per share. Each share of Common Stock has the same relative rights as, and will be identical in all respects with, each other share of Common Stock. The Company's Certificate of Incorporation does not authorize the issuance of preferred stock.

        THE COMPANY COMMON STOCK REPRESENTS NONWITHDRAWABLE CAPITAL, ARE NOT AN ACCOUNT OF AN INSURABLE TYPE, AND ARE NOT INSURED BY THE FDIC OR ANY GOVERNMENT AGENCY.

COMMON STOCK

        DIVIDENDS. The Company can pay dividends out of statutory surplus or from certain net profits if, as, and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor.

        VOTING RIGHTS. The holders of Common Stock will possess exclusive voting rights in the Company. Each share of Common Stock shall be entitled to one vote on matters to be considered and voted on by stockholders. Stockholders will not be entitled to cumulate their votes for the election of directors. The absence of cumulative voting means that the holders of a majority of the shares voted at a meeting of stockholders may elect all directors of the Company thereby precluding minority shareholder representation on the Board of Directors. In addition, the holders of Common Stock will act on such other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Certain matters require an 80% shareholder vote.

        LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of the Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon and the payment of the liquidation account established at the time of the Bank's mutual holding company reorganization (the "Liquidation Account") and Minority Stock issuance to persons having deposits with the Bank as of September 30, 1994), all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

        PREEMPTIVE RIGHTS. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

                                    EXPERTS

        The consolidated financial statements of the Company and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997, incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of PricewaterhouseCoopers, LLP Independent Certified Public Accountants, which report is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Oswego County Savings Bank as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The Independent Appraiser has consented to the publication herein of the summary of its report to County Savings setting forth its opinion as to the estimated pro forma market value of County Savings as an entity merged with and into the Bank and its opinion with respect to subscription rights.

                                LEGAL OPINIONS

        The legality of the Common Stock will be passed upon for County Savings and the Bank by Luse Lehman Gorman Pomerenk & Schick, P.C., Washington, D.C., special counsel to the Bank. PricewaterhouseCoopers, LLP Independent Certified Public Accountants will pass upon the federal income tax consequences of the Offering. Certain legal matters will be passed upon for _______________ by
______________.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission are incorporated in this Prospectus by reference:

        1. The Company's registration statement on Form S-4 (filed on September 19, 1997, November 3, 1997 and November 10, 1997).

        2. The Company's Annual Report on Form 10-K for the year ended December 31, 1997 (filed on March 30, 1998.

        3. The Company's Annual Report to Stockholders for the fiscal year ended December 31, 1997 (the "1997 Annual Report") (filed on March 30, 1998 as an exhibit to the Company's Form 10-K).

        4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 (filed on May 15, 1998).

        5. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998 (filed on August 13, 1998).

        6. The Company's Current Report on Form 8-K (filed on May 4, 1998).

        7. The Company's Current Report on Form 8-K (filed on January 8, 1998).

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        THIS PROSPECTUS IS ACCOMPANIED BY THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, AND THE COMPANY QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 1998. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED HEREIN BY REFERENCE AND NOT DELIVERED WITH THIS PROSPECTUS (EXCEPT EXHIBITS THERETO). SUCH REQUESTS, IN WRITING OR BY TELEPHONE, SHOULD BE DIRECTED TO: MELISSA A. DASHNAU, SECRETARY, PATHFINDER BANCORP, INC., 214 WEST FIRST STREET, OSWEGO, NEW YORK, (315) 343-0057.

                           OSWEGO COUNTY SAVINGS BANK

                              Financial Statements

                           December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

OSWEGO COUNTY SAVINGS BANK


INDEX TO FINANCIAL STATEMENTS

                                                              Page
                                                              ----

Report of Independent Auditors'..............................  F-1

Financial Statements

Statements of Financial Condition
      June 30, 1998 (unaudited)
      and December 31, 1997 and 1996.........................  F-2

Statements of Operations
      Six Months Ended June 30, 1998 and 1997 (unaudited)
      and Years Ended December 31, 1997, 1996 and 1995.......  F-3

Statements of Changes in Net Worth
      Six Months Ended June 30, 1998 and 1997 (unaudited) and Years Ended December 31, 1997, 1996, 1995 and 1994. F-4

Statements of Cash Flows
      Six Months Ended June 30, 1998 and 1997 (unaudited)
      and Years Ended December 31, 1997,1996 and 1995......F-5-F-6

Notes to Financial Statements
      Six Months Ended June 30, 1998 and 1997 (unaudited)
      and Years Ended December 31, 1997, 1996 and 1995.....F-7-F22

KPMG Peat Marwick LLP

     113 South Salina Street
     Syracuse, NY 13202





                          INDEPENDENT AUDITORS' REPORT



 The Board Trustees
 Oswego County Savings Bank:


 We have audited the accompanying statements of financial condition of Oswego County Savings Bank as of December 31, 1997 and 1996, and the related statements of operations, changes in net worth, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oswego County Savings Bank as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP


 February 20, 1998
 Syracuse, New York

                           OSWEGO COUNTY SAVINGS BANK

                       Statements of Financial Condition


                                                     June 30,           December 31,
                                                                  ------------------------
                     ASSETS                            1998          1997         1996
                                                  --------------  -----------  -----------
                                                   (unaudited)

Cash and due from banks                              $3,298,749     4,083,082    4,723,052
Federal funds sold and other short-term
  investments                                         5,195,379     2,681,128   12,819,078
Securities held to maturity, fair value of
  $11,398,861 at June 30, 1998,
  $10,474,998 at December 31, 1997
  and $10,129,299 in 1996                            10,762,329    10,441,133   10,105,638
Securities available for sale, at fair value         12,191,253    10,920,781        5,450

Loans:                                               75,308,892    80,460,302   85,086,892
  Less allowance for loan losses                      1,296,131     1,408,797    1,583,299
                                                     ----------   -----------  -----------

         Loans, net                                  74,012,761    79,051,505   83,503,593
                                                     ----------   -----------  -----------

Real estate owned                                       583,344       599,387      491,521
Premises and equipment, net                           2,255,387     2,324,351    2,095,089
Accrued interest receivable                             882,555       925,591      746,798
Other assets                                          1,160,816     1,111,923    1,160,005
                                                   ------------   -----------  -----------

         Total assets                              $110,342,573   112,138,881  115,650,224
                                                   ============   ===========  ===========

                   LIABILITIES AND NET WORTH


Deposits:
  Demand                                             10,725,720     9,665,784    8,546,276
  Savings and money market                           48,048,911    48,535,652   50,046,010
  Time                                               37,904,554    39,697,366   43,422,908
                                                     ----------   -----------  -----------

                                                     96,679,185    97,898,802  102,015,194

Escrow deposits                                         922,814     1,458,361    1,717,310
Other liabilities                                     1,402,324     1,608,986      720,399
                                                     ----------   -----------  -----------

         Total liabilities                           99,004,323   100,966,149  104,452,903
                                                     ----------   -----------  -----------

Commitments and contingencies (note 11)

Net worth:
  Surplus                                             3,728,639     3,728,639    3,728,639
  Undivided profits - substantially restricted        7,609,143     7,438,682    7,468,682
  Accumulated other comprehensive income                    468         5,411            -
                                                     ----------   -----------  -----------

         Total net worth                             11,338,250    11,172,732   11,197,321
                                                     ----------   -----------  -----------

         Total liabilities and net worth           $110,342,573   112,138,881  115,650,224
                                                   ============   ===========  ===========

See accompanying notes to financial statements.

                           OSWEGO COUNTY SAVINGS BANK

                            Statements of Operations

                                       Six months ended                 Years ended
                                           June 30,                     December 31,
                                    ----------------------  --------------------------------------
                                       1998        1997        1997          1996          1995
                                       ----        ----        ----          ----          ----
                                                             (unaudited)

Interest income:
  Loans                             $ 3,204,816  3,416,545    6,841,171     6,847,056   7,107,196
  Securities                            670,223    561,375    1,151,073       454,071     345,299
  Federal funds sold and
    other short-term
    investments                         108,049    160,934      240,519       867,856     619,279
                                      ---------  ---------    ---------     ---------   ---------

         Total interest
          income                      3,983,088  4,138,854    8,232,763     8,168,983   8,071,774
                                      ---------  ---------    ---------     ---------   ---------

Interest expense - deposits           1,732,283  1,882,496    3,737,612     3,972,550   3,572,768
                                      ---------  ---------    ---------     ---------   ---------

         Net interest
          income                      2,250,805  2,256,358    4,495,151     4,196,433   4,499,006

Provision for loan losses                60,000     68,064      524,816     1,140,670     460,000
                                      ---------  ---------    ---------     ---------   ---------

         Net interest
          income after
          provision for
          loan losses                 2,190,805  2,188,294    3,970,335     3,055,763   4,039,006
                                      ---------  ---------    ---------     ---------   ---------

Other operating income
  (expense):
  Service charges                       194,607    197,555      434,381       442,055     395,909
  Net loss on sale of securities              -          -            -             -    (131,554)
  Recovery (provision) for
    Nationar                                  -          -       54,400       (14,189)   (120,000)
  Other                                  29,674     37,408       46,417        73,539      81,950
                                      ---------  ---------    ---------     ---------   ---------

         Total other
          operating
          income                        224,281    234,963      535,198       501,405     226,305
                                      ---------  ---------    ---------     ---------   ---------

Other operating expenses:
  Salaries and employee
    benefits                            997,909    915,034    1,923,888     2,184,883   1,773,760
  Occupancy and equipment               206,798    214,236      432,506       385,716     384,004
  Depreciation                          119,533     85,988      167,572       152,653     186,438
  Deposit insurance premiums              6,070      6,106       12,342         1,833     114,369
  Data processing                       110,944    117,766      221,695       247,688     218,545
  Office supplies, printing and
    postage                              98,474    116,156      240,691       207,908     197,165
  Professional fees                     202,028     85,168      383,201        78,473      54,702
  Real estate owned                     131,457     71,771      198,545        85,933      84,965
  Trustee fees and benefits              55,614     62,875      536,066       101,250      55,675
  Other                                 191,798    132,141      362,677       290,707     266,492
                                      ---------  ---------    ---------     ---------   ---------
         Total other
         operating
          expenses                    2,120,625  1,807,241    4,479,183     3,737,044   3,336,115
                                      ---------  ---------    ---------     ---------   ---------

Income (loss) before income
  tax expense (benefit)                 294,461    616,016       26,350      (179,876)    929,196

Income tax expense (benefit)            124,000    305,000       56,350      (119,241)    376,197
                                      ---------  ---------    ---------     ---------   ---------

         Net income (loss)          $   170,461    311,016      (30,000)      (60,635)    552,999
                                      =========  =========    =========     =========   =========

See accompanying notes to financial statements.

                           OSWEGO COUNTY SAVINGS BANK

                       Statements of Changes in Net Worth

                                                                    Accumulated
                                                                       Other
                                                       Undivided   Comprehensive
                                            Surplus     Profits        Income       Total
                                            -------     -------        ------       -----

Balance, December 31, 1994                $ 3,675,489  7,029,468      (82,385)   10,622,572

Comprehensive income:
  Net income                                   53,150    499,849            -       552,999

  Change in the unrealized gain
    (loss) on securities available for
    sale, net of taxes                              -          -       82,385        82,385
                                           ----------  ---------     --------    ----------

         Total comprehensive
          income                               53,150    499,849       82,385       635,384
                                           ----------  ---------     --------    ----------

Balance, December 31, 1995                  3,728,639  7,529,317            -    11,257,956

Comprehensive income:
  Net loss                                          -    (60,635)           -       (60,635)
                                           ----------  ---------     --------    ----------

Balance, December 31, 1996                  3,728,639  7,468,682            -    11,197,321

Comprehensive income:
  Net loss                                          -    (30,000)           -       (30,000)

  Change in the unrealized gain
    (loss) on securities available for
    sale, net of taxes                              -          -        5,411         5,411
                                           ----------  ---------     --------    ----------

         Total comprehensive
          income                                    -    (30,000)       5,411       (24,589)
                                           ----------  ---------     --------    ----------

Balance, December 31, 1997                  3,728,639  7,438,682        5,411    11,172,732

Comprehensive income:
  Net income, unaudited                             -    170,461            -       170,461

  Other comprehensive income, net
    of tax change in the unrealized
    gain (loss) on securities
    available for sale, net of taxes,
    unaudited                                       -          -       (4,943)       (4,943)
                                           ----------  ---------     --------    ----------

Total comprehensive income,
  unaudited                                         -    170,461       (4,943)      165,518
                                           ----------  ---------     --------    ----------

Balance, June 30, 1998, unaudited         $ 3,728,639  7,609,143          468    11,338,250
                                           ==========  =========     ========    ==========

Disclosure of reclassification adjustments (unaudited)
------------------------------------------------------

Unrealized holding losses arising during
  the six months end June 30, 1998                                 $   (4,943)
Reclassification adjustment for (gains)
  losses included in net income,
  net of tax                                                                -
                                                                     --------

       Net unrealized losses on
         securities                                                $   (4,943)
                                                                     ========

See accompanying notes to financial statements.

                           OSWEGO COUNTY SAVINGS BANK

                            Statements of Cash Flows

                                             Six months ended                     Years ended
                                                June 30,                          December 31,
                                         ------------------------  ----------------------------------------
                                            1998         1997          1997          1996          1995
                                            ----         ----          ----          ----          ----
                                                (unaudited)

Cash flows from operating activities:
  Net income (loss)                     $   170,461      311,016       (30,000)       (60,635)     552,999
  Adjustments to reconcile net
    income (loss) to net cash
    provided by (used in)
    operating activities:
      Depreciation                          119,533       85,988       167,572        152,653      186,438
      Provision for loan losses              60,000       68,064       524,816      1,140,670      460,000
      Provision (recovery) for
        Nationar                                -            -         (54,400)        14,189      120,000
      (Gain) loss on sale of real
        estate owned                         (2,400)       8,409       162,383         78,724      102,862
      Net loss on sale of
        securities                              -            -             -              -        131,554
      Investment amortization
        (accretion)                           6,038          236       (14,393)        20,140       (1,494)
      Deferred income taxes
        (benefit)                               -            -        (134,412)      (461,470)    (221,208)
      Change in:
        Accrued interest
          receivable                         43,036     (283,604)     (178,793)        19,620     (123,634)
        Other assets                        (45,444)    (439,860)      236,894         70,106      279,088
        Escrow deposits                    (535,547)    (593,410)     (258,949)      (379,925)     129,197
        Other liabilities                  (206,662)     906,670       888,587        343,931     (306,710)
                                         ----------   ----------   -----------     ----------   ----------

          Net cash provided
            by (used in)
            operating
            activities                     (390,985)      63,509     1,309,305        938,003    1,309,092
                                         ----------   ----------   -----------     ----------   ----------

Cash flows from investing
  activities:
  Proceeds from maturity of and
    principal collected on
    securities held to maturity           4,750,000    1,786,659     4,167,664      4,071,905    1,973,473
  Proceeds from maturity of and
    principal collected on
    securities available for sale         3,400,000          -       1,000,000            -            -
  Proceeds from the sale of
    securities available for sale               -            -             -              -        357,589
  Purchases of securities held
    to maturity                          (5,079,176)  (4,445,869)   (4,498,070)    (7,345,108)  (3,523,107)
  Purchases of securities
    available for sale                   (4,676,922)  (7,016,262)  (11,900,616)           -            -
  Principal collections of loans
    net of loan originations              4,805,503      736,216     3,296,723      1,324,656      526,717
  Proceeds from sale of real
    estate owned                            191,684      165,301       360,300        241,426      509,063
  Capital expenditures, net of
    disposals                               (50,569)    (313,030)     (396,834)       (98,610)     (38,399)
                                         ----------   ----------   -----------     ----------   ----------
          Net cash used in
            investing
            activities                    3,340,520   (9,086,985)   (7,970,833)    (1,805,731)    (194,664)
                                         ----------   ----------   -----------     ----------   ----------

                           OSWEGO COUNTY SAVINGS BANK



                                              Six months ended                      Years ended
                                                  June 30,                          December 31,
                                         --------------------------  ----------------------------------------
                                             1998          1997          1997          1996          1995
                                             ----          ----          ----          ----          ----
                                                (unaudited)

Cash flows from financing activities:
  Net (increase) decrease in demand
    and savings deposits                $    573,195       418,549      (390,850)      (765,670)  (4,133,928)
  Net increase (decrease) in time
    deposits                              (1,792,812)   (3,065,840)   (3,725,542)     1,344,973   10,642,145
                                         -----------   -----------   -----------     ----------   ----------

          Net cash provided
            by (used in)
            financing
            activities                    (1,219,617)   (2,647,291)   (4,116,392)       579,303    6,508,217
                                         -----------   -----------   -----------     ----------   ----------

Net increase (decrease) in cash and
  cash equivalents                         1,729,918   (11,670,767)  (10,777,920)      (288,425)   7,622,645

Cash and cash equivalents at
  beginning of period                      6,764,210    17,542,130    17,542,130     17,830,555   10,207,910
                                         -----------   -----------   -----------     ----------   ----------

Cash and cash equivalents at end of
  period                                $  8,494,128     5,871,363     6,764,210     17,542,130   17,830,555
                                         ===========   ===========   ===========     ==========   ==========


Supplemental disclosure of cash flow
  information:
    Cash paid during the period
      for:
        Interest                        $  1,732,283     1,882,496     3,737,612      3,972,550    3,572,768
        Income taxes                             -         173,000       243,000        403,421      623,953
                                         ===========   ===========   ===========     ==========   ==========

    Non-cash investing and
      financing activities:
        Change in accumulated
          other comprehensive
          income                        $     (4,943)       (1,765)        5,411            -         82,385
        Transfer of loans to
          real estate owned                  173,241        39,717       630,549        445,935      569,387
                                         ===========   ===========   ===========     ==========   ==========

See accompanying notes to financial statements.

                           OSWEGO COUNTY SAVINGS BANK

                         Notes to Financial Statements

                        December 31, 1997, 1996 and 1995


(1)  ORGANIZATION

   Oswego County Savings Bank (the Bank) is a mutual savings bank that is subject to regulation by the New York State Banking Department and the Federal Deposit Insurance Corporation. The Bank provides financial services to individuals and businesses primarily in Oswego County in New York State.

   On September 4, 1997, the trustees of the Bank approved the proposed merger with Oswego City Savings Bank, (City Savings), a publicly traded bank which is 54% owned by Pathfinder Bancorp M.H.C. The Bank will be merged into City Savings. The proposed transaction is subject to state and Federal regulatory approvals. In conjunction with merger the Bank is expected to convert from a mutual savings bank to a stock savings bank which was approved by the trustees on February 19, 1998.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounting policies of the Bank conform to generally accepted accounting principles. The following is a description of the more significant accounting policies followed by the Bank.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   SECURITIES

   The Bank classifies its debt securities as either available for sale or held to maturity as the Bank does not hold any securities considered to be trading. Held to maturity securities are those debt securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

   Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of net worth until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

   A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

   Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividends and interest income are recognized when earned. Realized gains and losses on securities are recognized on the trade date and are calculated using the specific identification method for determining the cost of securities sold.

                           OSWEGO COUNTY SAVINGS BANK

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

   LOANS

   Loans are reported at the principal amount outstanding. Fees and certain direct origination costs related to lending activities are recognized as incurred, as the amount is immaterial.

   Generally, the Bank places all loans that are 90 days or more past due on non-accrual status. In addition, the Bank places any loan on non-accrual if any part of it is classified as doubtful or loss or if any part has been charged off. When a loan is placed on non-accruing status, total interest accrued and unpaid to date is reversed. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

   ALLOWANCE FOR LOAN LOSSES

   The Bank's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at an amount management deems adequate to provide for potential loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.

   In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

   A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank excludes large groups of small balance, homogeneous loans such as residential mortgages, home equity loans and consumer loans that are collectively evaluated for impairment.

   REAL ESTATE OWNED

   Real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs from recorded investment to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of recorded investment or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur.

   PREMISES AND EQUIPMENT

   Land is carried at cost and buildings, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method over the estimated services lives of the assets.

                           OSWEGO COUNTY SAVINGS BANK

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

   INCOME TAXES

   Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

   PENSION PLAN

   The Bank has a defined benefit pension plan covering substantially all of its employees. Benefits are based on credited years of service and the employee's average compensation prior to retirement. The Bank's funding policy is to contribute annually at least the minimum required by law. Plan assets are invested in the general account of the Retirement System for Savings Institutions.

   POSTRETIREMENT BENEFITS

   The Bank sponsors an unfunded defined benefit postretirement plan that covers all of its full time employees. All employees who retire under the Bank's defined benefit pension plan who have attained age 55 with at least 5 years of service are eligible. Employees are required to contribute a portion of the premium.

   The Bank provides for benefits to employees and the employees' beneficiaries during the years that the employee renders the necessary service.

   CASH AND CASH EQUIVALENTS

   For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold and other short-term investments with maturities less than 90 days.

   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

   The Bank does not engage in the use of derivative financial instruments and the Bank's only financial instruments with off-balance sheet risk are commercial and residential mortgage commitments. These off-balance sheet items are shown in the Bank's statement of financial condition upon funding.

                           OSWEGO COUNTY SAVINGS BANK

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

   OTHER STANDARDS

   Effective January 1, 1998 the Bank adopted the remaining provisions of Statement of Financial Accounting Standards (SFAS) No.125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which relates to the accounting for securities lending, repurchase agreements, and other secured financing activities. These provisions, which were delayed for implementation by SFAS No.127, did not have a material impact on the Bank. In addition, the Financial Accounting Standards Board (FASB) is considering certain amendments and interpretations of SFAS No.125 which, if enacted in the future, could affect the accounting for transactions within their scope.

   On January 1, 1998, the Bank adopted the provisions of SFAS No.130,
   Reporting Comprehensive Income.   This statement establishes standards for
   reporting and display of comprehensive income and its components. Comprehensive income includes the reported net income of a company adjusted for items that are currently accounted for as direct entries to equity, such as the mark to market adjustment on securities available for sale, foreign currency items and minimum pension liability adjustments. At the Bank, comprehensive income represents net income plus other comprehensive income, which consist of the net change in unrealized gains or losses on securities available for sale for the period. Accumulated other comprehensive income represents the net unrealized gains or losses on securities available for sale as of the balance sheet dates. Comprehensive income (loss) for the six-month periods ended June 30, 1998 and 1997 was $(4,943) and ($1,765), respectively.

   In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires publicly-held companies to report financial and other information about key revenue producing segments of the entity for which such information is available and is utilized by the chief operation decision maker. Specific information to be reported for individual segments included profit or loss, certain specific revenue and expense items, and total assets. A reconciliation of segment financial information to amounts reported in the financial statements would be provided. SFAS No. 131, effective in 1998, will not have an impact on the Bank's statement of financial condition and statement of operations.

   The Financial Accounting Standards Board issued Statement of Financial Standards No.132, Employers' Disclosures about Pensions and Other Post Retirement Benefits in February 1998. This statement revises employers' disclosures about pension and other post retirement benefit plans. It does not change the measurement or the recognition of these plans. The statement is effective for the Bank in 1998 and will not impact its financial position or results of operations.

   FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. This statement is effective for all fiscal quarters beginning January 1, 2000. Earlier adoption, however, is permitted. The Bank anticipates, based on current activities, that the adoption of SFAS No.133 will not have an effect on the results of its operations.

                           OSWEGO COUNTY SAVINGS BANK

(3)    SECURITIES

   The amortized cost and fair value of securities are as follows:

                                                        December 31, 1997
                                         ------------------------------------------------
                                                         Gross       Gross
                                          Amortized    Unrealized  Unrealized     Fair
                                             Cost        Gains       Losses      Value
                                         ------------  ----------  ----------  ----------
   SECURITIES AVAILABLE FOR SALE
     Debt securities:
       United States Treasury             $ 4,016,906      10,457         483   4,026,880
       United States Government
         agency obligations                 6,893,178      10,765      11,568   6,892,375
                                           ----------      ------  ----------  ----------

           Total debt securities           10,910,084      21,222      12,051  10,919,255
                                           ----------      ------  ----------  ----------

     Equity securities:
       Corporate stocks                         1,526           -           -       1,526
                                           ----------      ------  ----------  ----------

           Total securities available
             for sale                     $10,911,610      21,222      12,051  10,920,781
                                           ==========      ======  ==========  ==========

                                                         December 31, 1997
                                         ------------------------------------------------
                                                         Gross       Gross
                                          Amortized    Unrealized  Unrealized     Fair
                                             Cost        Gains       Losses      Value
                                         ------------  ----------  ----------  ----------
   SECURITIES HELD TO MATURITY
     Debt securities:
       United States Treasury             $ 3,148,730       3,804          62   3,152,472
       Corporate and municipal
         securities                         4,809,088      15,775       1,478   4,823,385
       Mortgage-backed securities:
         GNMA                                  62,175       2,968           -      65,143
         FNMA                                  54,115       2,001           -      56,116
         FHLMC                                 29,068       1,005           -      30,073
       United States Government
         agency obligations                 2,337,957       9,852           -   2,347,809
                                           ----------      ------  ----------  ----------

           Total securities held
             to maturity                  $10,441,133      35,405       1,540  10,474,998
                                           ==========      ======  ==========  ==========

                           OSWEGO COUNTY SAVINGS BANK

(3) SECURITIES, CONTINUED

                                                                      December 31, 1996
                                                       ----------------------------------------------
                                                                     Gross       Gross
                                                       Amortized   Unrealized  Unrealized     Fair
                                                         Cost        Gains       Losses      Value
                                                         ----        -----       ------      -----
   SECURITIES AVAILABLE FOR SALE
   Equity securities:
      Corporate stocks                                      5,450           -           -       5,450
                                                       ----------      ------  ----------  ----------

          Total securities available
            for sale                                  $     5,450           -           -       5,450
                                                       ==========      ======  ==========  ==========


   SECURITIES HELD TO MATURITY
   Debt securities:
      United States Treasury                            3,644,742       9,924       1,017   3,653,649
      Corporate and municipal securities                4,373,477       8,645       3,459   4,378,663
      Mortgage-backed securities:
        GNMA                                               70,601       2,850           -      73,451
        FHLMC                                             108,140       3,705           -     111,845
      United States Government
        agency obligations                              1,908,678       3,013           -   1,911,691
                                                       ----------      ------  ----------  ----------

          Total securities held to
            maturity                                  $10,105,638      28,137       4,476  10,129,299
                                                       ==========      ======  ==========  ==========

   The Bank had no sales of securities during 1997 and 1996. Proceeds from the sale of available for sale securities for the year ended December 31, 1995 was $357,589. Gross losses realized on the sales in 1995 were $131,554 with no gains realized.

   The following is a tabulation of debt securities, excluding mortgage backed securities by the earlier of maturity or call date as of December 31, 1997:

                                         Available for Sale        Held to Maturity
                                       ----------------------    --------------------
                                        Amortized      Fair      Amortized     Fair
                                          Cost         Value       Cost        Value
                                       -----------   ---------   ---------   ---------

   Due in one year or less            $  5,899,729   5,895,485   7,027,843   7,032,188
   Due after one year through five
      years                              5,010,355   5,023,770   3,017,932   3,031,771
   Due after five years through ten
      years                                      -           -           -           -
   Due after ten years                           -           -     250,000     259,707
                                       -----------   ---------   ---------   ---------

          Total                       $ 10,910,084  10,919,255  10,295,775  10,323,666
                                        ==========  ==========  ==========  ==========

                           OSWEGO COUNTY SAVINGS BANK

(4)    LOANS
       The following is a summary of loans outstanding at December 31:


                                    June 30,           December 31,
                                                 ------------------------
                                      1998          1997         1996
                                  -------------  -----------  -----------
                                   (unaudited)

     Residential mortgages and
       home equity loans          $ 64,508,149   67,404,958   70,686,388
     Commercial mortgages            9,125,785   11,144,890   11,490,159
     Commercial loans                   80,771      276,443      589,022
     Consumer loans                  1,594,187    1,634,011    2,321,323
                                    ----------   ----------   ----------

              Total loans           75,308,892   80,460,302   85,086,892

     Allowance for loan losses      (1,296,131)  (1,408,797)  (1,583,299)
                                    ----------   ----------   ----------

              Net loans           $ 74,012,761   79,051,505   83,503,593
                                    ==========   ==========   ==========

   The Bank's market area is generally Oswego County in Central New York State. Substantially all of the Bank's portfolio is located in its market area and, accordingly, the ultimate collectibility of the Bank's loan portfolio is susceptible to changes in market conditions in this area. The Bank's concentration of credit risk by loan type is shown in the above schedule of loans outstanding. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

(5)    ALLOWANCE FOR LOAN LOSSES

       The following is a summary of changes in the allowance for loan losses for the years ended December 31:

                                    Six months ended                   Years ended
                                        June 30,                      December 31,
                                ------------------------  --------------------------------------
                                    1998         1997        1997         1996        1995
                                ------------  ----------  ----------  -----------  -----------
                                                         (unaudited)

   Balance at beginning of
      year                      $ 1,408,797   1,583,299   1,583,299      761,703      461,861

   Provision for loan losses         60,000      68,064     524,816    1,140,670      460,000

   Loan charge-offs                (194,402)   (244,370)   (724,304)    (330,198)    (166,397)

   Recoveries                        21,736       8,131      24,986       11,124        6,239
                                 ----------   ---------   ---------    ---------    ---------
     Balance at end
          of year               $ 1,296,131   1,415,124   1,408,797    1,583,299      761,703
                                 ==========   =========   =========    =========    =========


                           OSWEGO COUNTY SAVINGS BANK

(5)   ALLOWANCE FOR LOAN LOSSES, CONTINUED

   The principal balance of all loans not accruing interest amounted to approximately $1,774,000 and $2,180,000 at December 31, 1997 and 1996,
   respectively. The interest income forgone for non-accruing loans was $121,600, $191,000 and $42,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

   At December 31, 1997 and 1996, the recorded investment in loans that are considered impaired totaled $1,308,793 and $1,822,763, respectively. The impairment allowance associated with these loans was $315,900 and $569,900 at December 31, 1997 and 1996, respectively. The average recorded investment in impaired loans during the year was approximately $1,728,101 and $1,833,371 for 1997 and 1996, respectively. The amount of interest income recognized for impaired loans was not significant for the years ended December 31, 1997, 1996 and 1995.

(6)    PREMISES AND EQUIPMENT

   Premises and equipment at December 31 consist of the following:

                                                        1997          1996
                                                    ------------  ------------

     Land                                           $    426,250       426,250
     Buildings and improvements                        2,556,974     2,508,252
     Furniture and equipment                           1,893,794     1,642,953
                                                      ----------    ----------

                                                       4,877,018     4,577,455
     Accumulated depreciation                          2,552,667     2,482,366
                                                      ----------    ----------

            Net                                     $  2,324,351     2,095,089
                                                      ==========    ==========

(7)  DEPOSITS

   Deposit maturities are summarized as follows:

                                                            December 31,
                                                            ------------
                                                          1997         1996
                                                       ---------    ----------

       Within one year                              $ 30,331,083    30,142,280
       After one year and within two years             5,626,894     8,823,504
       After two years and within three years          1,996,810     2,287,033
       After three years and within four years           893,080     1,467,698
       After four years and within five years            849,499       702,393
                                                      ----------    ----------

                                                    $ 39,697,366    43,422,908
                                                      ==========    ==========

   Certificates of deposit are included in time deposits. Certificates of deposit of $100,000 and over were $4,218,572 and $3,429,924 at December 31, 1997 and 1996, respectively.

                           OSWEGO COUNTY SAVINGS BANK

(8)    INCOME TAXES

   Total income tax expense (benefit) for the years ended December 31 was allocated as follows:

                                                                                    1997       1996       1995
                                                                                  ---------  ---------  ---------

      Income (loss) before income
         tax (benefit)                                                            $  56,350  (119,241)   376,197
      Change in net worth for unrealized gain
         (loss) on securities available for sale                                      3,760         -     57,343
                                                                                  ---------  --------   --------

             Total                                                                $  60,110  (119,241)   433,540
                                                                                  =========  ========   ========

   Income tax expense (benefit) attributable to income (loss) from operations:

                                                                                   Current   Deferred    Total
                                                                                  ---------  --------   --------
      Year ended December 31, 1997
         Federal                                                                  $ 141,818   (90,855)    50,963
         State                                                                       48,944   (43,557)     5,387
                                                                                  ---------  --------   --------

             Total                                                                $ 190,762  (134,412)    56,350
                                                                                  =========  ========   ========

                                                                                   Current   Deferred    Total
                                                                                  ---------  --------   --------
      Year ended December 31, 1996
         Federal                                                                  $ 287,030  (379,529)   (92,499)
         State                                                                       55,199   (81,941)   (26,742)
                                                                                  ---------  --------   --------

             Total                                                                $ 342,229  (461,470)  (119,241)
                                                                                  =========  ========   ========

                                                                                   Current   Deferred    Total
                                                                                  ---------  --------   --------
      Year ended December 31, 1995
         Federal                                                                  $ 492,738  (204,665)   288,073
         State                                                                      104,667   (16,543)    88,124
                                                                                  ---------  --------   --------

             Total                                                                $ 597,405  (221,208)   376,197
                                                                                  =========  ========   ========

                           OSWEGO COUNTY SAVINGS BANK

(8)  INCOME TAXES, CONTINUED

   Actual income tax expense (benefit) attributable to income (loss) before income taxes differed from the amounts computed by applying the Federal statutory income tax rate to pre-tax income as follows:

                                                Years Ended December 31,
                                             -------------------------------
                                                1997       1996       1995
                                                ----       ----       ----

      Federal income tax (benefit) at
         statutory rate                     $   8,959    (61,163)   315,927
      Increase (decrease) resulting from:
         Tax-exempt interest income            (2,762)    (5,339)      (180)
         Nondeductible expenses                47,589      6,341      1,360
         State taxes, net of federal
          income tax benefit                    3,555    (17,650)    58,162
         Other, net                              (991)   (41,430)       928
                                               ------   --------   --------

             Income tax expense (benefit)   $  56,350   (119,241)   376,197
                                               ======   ========   ========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:

                                                         1997      1996
                                                         ----      ----
      Deferred tax assets:
         Allowance for loan losses                $    662,535    723,841
         Postretirement benefits                       119,467     81,684
         Deferred compensation                         250,107     93,211
         Other                                           7,530     10,880
                                                     ---------  ---------

             Total gross deferred tax assets         1,039,639    909,616
                                                     ---------  ---------

      Deferred tax liabilities:
         Depreciation                                  116,893    103,659
         Net unrealized gain on
          securities available for sale                  3,760      -
         Prepaid pension expenses                       79,592     81,589
         Excess loan loss reserve over
          base year                                    223,021    247,306
         Other                                           8,659      -
                                                     ---------  ---------

             Total gross deferred tax liabilities      431,925    432,554
                                                     ---------  ---------

      Net deferred tax asset                      $    607,714    477,062
                                                     =========  =========

   Included in undivided profits at December 31, 1997 is approximately $1,107,000 representing aggregate provisions for loan losses taken under the Internal Revenue Code. The use of these reserves for purposes other than to absorb losses on loans, or if the Bank fails to qualify as a Bank for Federal income tax purposes, would result in taxable income to the Bank.

                           OSWEGO COUNTY SAVINGS BANK

(8)  INCOME TAXES, CONTINUED

   Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

(9)  RETIREMENT PLANS

   The following table sets forth the defined benefit pension plan's funded status and amounts recognized in the Bank's financial statements, using the most recent actuarial data measured at October 1, 1997 and 1996 follows:

                                                               1997            1996
                                                               ----            ----
 Actuarial present value of accumulated plan benefits:
  Vested                                                  $  2,454,621       2,280,200
  Nonvested                                                     42,070         144,200
                                                           -----------     -----------

                                                          $  2,496,691       2,424,400
                                                           ===========     ===========

 Plan assets available at fair value                         3,587,252       3,465,257
 Projected benefit obligations                               2,960,364       3,011,700
                                                           -----------     -----------

 Plan assets in excess of projected benefit obligations        626,888         453,557
 Unamortized net asset at transition                           (83,034)       (107,747)
 Unrecognized net gain subsequent to transition               (348,052)       (107,791)
 Unrecognized past service liability                             3,478           4,444
                                                           -----------     -----------

 Net pension asset, included in other assets              $    199,280         242,463
                                                           ===========     ===========

Pension cost consists of the following components:

                                                 Years ended December 31,
                                                 ------------------------
                                                1997       1996      1995
                                                ----       ----      ----
Service cost                                 $  67,689     76,968     69,269
Interest cost on projected benefit
     obligation                                221,786    212,702    201,025
Return on plan assets                         (751,518)  (433,456)  (526,766)
Net deferral and amortization                  457,940    171,685    312,861
                                              --------   --------   --------

Net periodic pension expense (credit)        $  (4,103)    27,899     56,389
                                              ========   ========   ========

Weighted average discount rate                    7.75%      7.50%      8.25%
                                                  ====       ====       ====

Expected long term rate of return                 8.00%      8.00%      8.00%
                                                  ====       ====       ====

                           OSWEGO COUNTY SAVINGS BANK

(9)  RETIREMENT PLANS, CONTINUED

   The projected benefit obligation assumed a long-term rate of increase in future compensation levels of 5.0% for the year ended December 31, 1997 and 5.5% and 6% for the years ended December 31, 1996 and 1995. The unamortized net asset at transition is being amortized over 12 years from inception.

   The following table sets forth the defined benefit postretirement plan's funded status reconciled with the amount shown in the Bank's financial statements at December 31, 1997 and 1996:

                                                                        1997       1996
                                                                        ----       ----
Accumulated postretirement benefit obligation:
 Retired employees                                                   $ 268,909    485,017
 Active employees                                                      487,128    464,062
                                                                      --------   --------

   Total                                                               756,037    949,079

Plan assets at fair value                                                    -          -
Unfunded accumulated postretirement benefit
 obligation in excess of plan assets                                   756,037    949,079
Unrecognized net gain/(loss)                                           168,092    (46,170)
Unamortized prior service cost                                          41,146          -
Unamortized transition obligation                                     (659,662)  (698,466)
                                                                      --------   --------

Accrued postretirement benefit cost included in other liabilities    $ 305,613    204,443
                                                                      ========   ========

   Net periodic postretirement benefit cost for the years ended December 31, 1997 and 1996 included the following components:

                                                  1997      1996     1995
                                                  ----      ----     ----
      Service cost - benefits attributed to
         service during the period             $  19,148   16,405   26,082
      Interest cost                               66,436   62,740   58,205
      Net amortization and deferral               38,804   38,804   38,804
                                                --------  -------  -------

      Net periodic postretirement benefit
         cost                                  $ 124,388  117,949  123,091
                                                ========  =======  =======

   For measurement purposes, a 9.50% and 10% annual rate of increase in the per capita cost of average health care benefits for retirees was assumed for 1997 and 1996, respectively. The rate was assumed to decrease gradually to 5.0% by 2031 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at December 31, 1997 by $529,000, and the net periodic postretirement benefit cost by $791,000 for the year then ended. The weighted average discount rate used in determining the accumulated postretirement obligation was 7.0% for 1997 and 1996.

                           OSWEGO COUNTY SAVINGS BANK

(9)  RETIREMENT PLANS, CONTINUED

   In 1997, the Bank instituted a deferred compensation plan for Trustees (the "Trustees' Deferred Compensation Plan") who may elect to defer all or part of their annual trustee fees to fund the Trustees' Deferred Compensation Plan. The plan provides that deferred fees are to be invested in mutual funds, as selected by the individual trustees. At December 1997, deferred trustees fees included in other liabilities aggregated $83,569.

   In 1997, the Bank also implemented a retirement plan for nonemployee trustees (the "Plan"). The monthly basic benefit under the Plan shall be equivalent to the regular board of trustees monthly meeting fee in effect at the end of the month that the trustee terminates service. Each trustee shall become fully vested upon serving the Bank for 15 years as a trustee or upon reaching age 70. Benefit payments to a trustee will begin upon the later of either: the first month subsequent to the date that the trustee ceases to be a trustee; or the first month subsequent to the date that the trustee reaches age 70. Succeeding installments shall be made monthly thereafter until death of the trustee. The Bank recorded an expense of $363,891 for the year ended December 31, 1997. The obligation of $363,891 at December 31, 1997 is included in other liabilities on the statement of financial condition.

(10)  REGULATORY CAPITAL REQUIREMENT

   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

   As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation and the State of New York Banking Department categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                           OSWEGO COUNTY SAVINGS BANK

(10)  REGULATORY CAPITAL REQUIREMENT, CONTINUED

   The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

                                                                                                To Be "Well
                                                                                             Capitalized" Under
                                                Actual             Minimum Regulatory        Regulatory Capital
                                          Regulatory Capital       Capital Requirement          Requirement
                                          ------------------       -------------------          -----------
                                             Amount    Ratio         Amount     Ratio        Amount     Ratio
                                             ------    -----         ------     -----        ------     -----

     As of December 31, 1997:
          Total Capital                  $ 11,167,321   21.1%       4,225,960     8.0%      5,282,450    10.0
            (to Risk Weighted Assets)
          Tier I Capital                   10,055,398   19.0        2,112,980     4.0       3,169,470     6.0
            (to Risk Weighted Assets)
          Tier I Capital                   10,055,398    9.0        4,466,280     4.0       2,641,225     5.0
            (to Average Assets)

     As of December 31, 1996:
          Total Capital                    11,197,321   20.8        4,315,472     8.0       5,394,340    10.0
            (to Risk Weighted Assets)
          Tier I Capital                   10,037,316   18.6        2,157,736     4.0       3,236,604     6.0
            (to Risk Weighted Assets)
          Tier I Capital                   10,037,316    9.0        4,441,461     4.0       5,551,826     5.0
            (to Average Assets)

(11)  COMMITMENTS AND CONTINGENCIES

   In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements.
   The Bank does not anticipate losses as a result of these transactions. Mortgage and loan commitments outstanding at December 31, 1997 and 1996 amounted to $120,000 and $1,223,000, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 1997 and 1996 amounted to $90,500 and $311,300, respectively.

   In February 1995, the Superintendent of Banks for the State of New York seized Nationar, a check-clearing and trust company, freezing all of Nationar's assets. On that date, the Bank had demand accounts of approximately $62,700, $5,400 of Nationar capital stock, $19,200 of Nationar preferred stock, $80,000 of a pledged security and $120,000 of Nationar capital debentures. Based on information set forth in certain publicly available documents, at the time, management believed that there was a reasonable likelihood that the Bank will not recover all amounts owed by Nationar. Accordingly, management established a provision of $120,000 and $14,200 during 1995 and 1996, respectively. The Bank has received distributions totaling $54,000 and $154,300 in 1997 and 1996, respectively. Total losses, net of distributions received relating to Nationar were approximately $80,000.

   In the normal conduct of business, the Bank is currently involved in various litigation matters. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect on the financial position of the Bank.

                           OSWEGO COUNTY SAVINGS BANK

(12)  FAIR VALUE OF FINANCIAL INSTRUMENTS

   SFAS No. 107, Disclosures About Fair Value of Financial Instruments, as amended by SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments requires disclosures about the fair value of financial instruments for which it is practicable to estimate fair value. The definition of a financial instrument includes many of the assets and liabilities recognized in the Bank's statement of condition, as well as certain off-balance sheet items. Fair value is defined in SFAS Nos. 107 and 119 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

   The following methods and assumptions were used by the Bank in estimating its fair value disclosure for financial instruments:

   CASH, CASH EQUIVALENTS, FEDERAL FUNDS SOLD AND SHORT-TERM SECURITIES

   For these short-term instruments that generally mature in ninety days or less, the carrying value approximates fair value.

   SECURITIES

   Fair values for securities are based on quoted market prices, where available. Where quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   LOANS

   For variable rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying values. The fair values of fixed rate loans are estimated through discounted cash flow analyses using interest rates currently being offered for loans with similar terms and credit quality.

   Delinquent loans are valued using the discounted cash flow methods described above. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair value of loans are reduced by the general allowance for loan losses.

   DEPOSITS

   The fair values disclosed for demand and savings deposits are, by definition, equal to the amounts payable on demand at the reporting date (e.g., their carrying values). The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach. This approach applies interest rates currently being offered on certificates to a schedule of weighted average expected monthly maturities on time deposits.

                           OSWEGO COUNTY SAVINGS BANK

(12)  FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

   DEPOSITS, CONTINUED

   The estimated fair values of the Bank's financial instruments as of December 31, 1997 are as follows (in thousands):

                                                   1997
                                          -----------------------
                                           Carrying
                                            Amount     Fair Value
                                          -----------  ----------

      Financial assets:
           Cash and cash equivalents      $ 6,764,210   6,764,210
           Securities                      21,361,914  21,395,779
           Net loans                       79,051,505  78,960,453
      Financial liabilities:
           Demand and savings deposits     59,659,797  59,659,797
           Time deposits                   39,697,366  39,693,795

   The fair value of commitments to extend credit are equal to the deferred fees outstanding, as the contractual rates and fees approximates those currently charged to originate similar commitments.

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                  APPENDIX A

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 10-K


[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
                                       OR
[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                         ACT OF 1934 [NO FEE REQUIRED]
          For the transaction period from ____________ to ___________


                       Commission File Number: 000-23601

                            PATHFINDER BANCORP, INC.
       -------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                                       16-1540137
      ---------------------------------          -------------------------------
       (State or Other Jurisdiction of           (I.R.S. Employer Identification
        Incorporation or Organization)                         Number)


          214 WEST FIRST STREET, OSWEGO, NY                   13126
      ----------------------------------------             -----------
       (Address of Principal Executive Office)              (Zip Code)

                                (315) 343-0057
              ---------------------------------------------------
              (Registrant's Telephone Number including area code)

          Securities Registered Pursuant to Section 12(b) of the Act:

                                     NONE
                                     ----

          Securities Registered Pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                   -----------------------------------------
                               (Title of Class)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file reports) and (2) has been subject to such requirements for the past 90 days.
YES  ______  NO   X
                ------

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [X]

     As of February 28, 1998, there were issued and outstanding 2,874,999 shares of the Registrant's Common Stock. The aggregate value of the voting stock held by non-affiliates of the Registrant, computed by reference to the average bid and asked prices of the Common Stock as of February 28, 1998 ($20.875) was $22,579,820.

                      DOCUMENTS INCORPORATED BY REFERENCE

1. Sections of Annual Report to Stockholders for the fiscal year ended December 31, 1997 (Parts II and IV).
2.   Proxy Statement for the 1998 Annual Meeting of Stockholders (Parts I and
     III).

                                     PART I
                                     ------

ITEM 1.   BUSINESS
-------   --------

GENERAL

     PATHFINDER BANCORP, INC.

     Pathfinder Bancorp, Inc. (the "Company") is a Delaware corporation which was organized in September 1997. The only significant asset of the Company is its investment in Oswego City Savings Bank (the "Bank"). The Company is majority owned by Pathfinder Bancorp, MHC, a New York-chartered mutual holding company (the "Mutual Holding Company"). On December 30, 1997 the Company acquired all of the issued and outstanding common stock of the Bank in connection with the Bank's reorganization into the two-tier form of mutual holding company ownership. At that time, each share of outstanding Bank common stock was automatically converted into one share of Company common stock, par value $.l0 per share (the "Common Stock"). At February 28, 1998 the Mutual Holding Company held 1,552,500 of Common Stock and the public held 1,322,499 of Common Stock (the "Minority Shareholders").

     The Company's executive office is located at 214 West First Street, Oswego, New York and the telephone number at that address is (315) 343-0057.

     OSWEGO CITY SAVINGS BANK

     The Bank is a New York-chartered savings bank headquartered in Oswego, New York. The Bank has five full-service offices located in its market area consisting of Oswego County and the contiguous counties. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank was chartered as a New York savings bank in 1859 as Oswego City Savings Bank. The Bank is a consumer-oriented institution dedicated to providing mortgage loans and other traditional financial services to its customers. The Bank is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. At December 31, 1997, the Bank had total assets of $196.8 million, total deposits of $152.4 million, and shareholders' equity of $23.6 million.

     The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans secured by one- to four-family residential real estate. At December 31, 1997, $112.0 million, or 92.1% of the Bank's total loan portfolio consisted of loans secured by real estate, of which $82.7 million, or 73.8%, were loans secured by one- to four-family residences, $17.5 million, or 15.6%, were secured by commercial real estate, $2.2 million, or 2.0%, were secured by multi-family properties and $9.6 million, or 8.6%, of total real estate loans, were secured by second liens on residential properties. The Bank also originates consumer and other loans which totaled $10.8 million, or 8.9%, of the Bank's total loan portfolio. The Bank invests a portion of its assets in securities issued by the United States Government, state and municipal obligations, corporate debt securities, mutual funds, and equity securities. The Bank also invests in mortgage-backed securities primarily issued or guaranteed by the United States Government or agencies thereof. The Bank's principal sources of funds are deposits, principal and interest payments on loans and borrowings from correspondent financial institutions. The principal source of income is interest on loans and investment securities. The Bank's principal expenses are interest paid on deposits, and employee compensation and benefits.

     On September 5, 1997, the Bank entered into an Agreement and Plan of Merger (the "Merger Agreement") with Oswego County Savings Bank ("County Savings") providing for the merger of County Savings with and into the Bank with the Bank as the surviving institution (the "Merger"). County Savings is a New York chartered mutual savings bank located in Oswego, New York. At December 31, 1997, County Savings had assets of $112.1 million, deposits of $97.9 million and net worth of $11.2 million.

     The Merger Agreement provides that additional shares of the Company's Common Stock equal to the fair value of County Savings will be issued in connection with the Merger. The issuance of additional shares of the Common Stock is intended to represent the value of the interest of the depositors of County Savings that is being transferred to the Bank. Current minority Shareholders' existing equity ownership interests will be diluted as a result of the Merger. At this time however, it is impossible to quantify the extent of the dilution Minority Shareholders will experience in their equity interest. Such dilution will depend upon the fair value of County Savings as determined by an independent appraisal, and the market price of the Common Stock preceding the completion of the Merger, as well as the percentage of Common Stock sold in a subscription and community offering if one is conducted. An independent appraisal firm will determine the fair value of County Savings as if County Savings were forming a mutual holding company and conducting a minority stock offering.

     The Merger is subject to various conditions, including receipt of regulatory approvals from the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the New York Banking Department, as well as receipt of approval of the Company's shareholders and if necessary County Savings' depositors. As a result of regulatory review the terms of the Merger may be significantly modified.

     The Bank's executive office is located at 214 West First Street, Oswego, New York, and its telephone number at that address is (315) 343-0057.

MARKET AREA AND COMPETITION

     The economy in the Bank's market area is manufacturing-oriented and is also significantly dependent upon the State University of New York College at Oswego. The major manufacturing employers in the Bank's market area are Niagara Mohawk, Alcan Aluminum, the New York Power Authority, Nestle and Sealright, a food container manufacturer. The Bank is the second largest financial institution headquartered in Oswego County. However, the Bank encounters competition from a variety of sources. The Bank's business and operating results are significantly affected by the general economic conditions prevalent in its market areas.

     The Bank encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has historically come from commercial and savings banks, savings associations and credit unions in its market area. Competition for loans comes from such financial institutions as well as mortgage banking companies. The Bank expects continued strong competition in the foreseeable future, including increased competition from "super-regional" banks entering the market by purchasing large banks and savings banks. Many such institutions have greater financial and marketing resources available to them than does the Bank. The Bank competes for savings deposits by offering depositors a high level of personal service and a wide range of competitively priced financial services. The Bank competes for real estate loans primarily through the interest rates and loan fees it charges and advertising, as well as by originating and holding in its portfolio mortgage loans which do not necessarily conform to secondary market underwriting standards.

LENDING ACTIVITIES

     LOAN PORTFOLIO COMPOSITION. The Bank's loan portfolio primarily consists of one- to four-family mortgage loans secured by residential and investment properties, as well as mortgage loans secured by multi-family residences and commercial real estate. To a lesser extent the Bank's loan portfolio also includes consumer and business loans. The Bank generally originates loans for retention in its portfolio, although during 1997 the Bank began originating loans (primarily 15 year and 30 year fixed rate mortgages) for securitization and possible sale to government sponsored enterprises. At December 31, 1997, $1.5 million, or 1.8% of the Bank's total one- to four-family real estate portfolio consisted of loans held for sale. In recent years, the Bank has not purchased loans originated by other lenders. At December 31, 1997, 58.6% of the Bank's loan portfolio consisted of one- to four-family adjustable rate mortgage ("ARM") loans.

     ANALYSIS OF LOAN PORTFOLIO. The following table sets forth the composition of the Bank's loan portfolio in dollar amounts and in percentages of the portfolio at the dates indicated.

                                                                       YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------------------------------
                                       1997                1996                 1995                1994                 1993
                                 -----------------    -----------------   ----------------     -----------------    ----------------

                                 AMOUNT    PERCENT    AMOUNT    PERCENT   AMOUNT   PERCENT     AMOUNT    PERCENT    AMOUNT   PERCENT
                                 ------    -------    ------    -------   ------   -------     ------    -------    ------   -------
                                                      (DOLLARS IN THOUSANDS)
Real estate loans:
 First mortgage loans(1)(3).... $102,403     84.2%   $ 90,761     83.5%  $ 83,325     83.2%    $76,275     85.1%   $67,824    86.1%
  Second mortgage loans(2).....    9,561      7.9       9,082      8.3      8,303      8.3       7,931      8.8      7,025     8.9
                                --------    -----    --------   ------   --------    -----     -------    -----    -------   -----
Total real estate loans........  111,964     92.1      99,843     91.8     91,628     91.5      84,206     93.9     74,849    95.0
                                --------    -----    --------   ------   --------    -----     -------    -----    -------   -----
Consumer loans and other loans:
 Consumer......................    4,278      3.5       3,481      3.2      3,286      3.1       3,258      3.6      2,563     3.2
 Student.......................       13       --          58      0.1         63      0.1       1,085      1.3        864     1.1
 Lease financing...............      564      0.5       1,153      1.1      2,013      2.0         835      0.9        708     0.9
 Commercial business loans.....    5,908      4.9       5,482      5.0      3,860      3.9       1,028      1.2        616     0.8
                                --------    -----    --------   ------   --------    -----     -------    -----    -------   -----
  Total consumer and other
   loans.......................   10,763      8.9      10,174      9.4      9,222      9.2       6,206      7.0      4,751     6.0
                                --------    -----    --------   ------   --------    -----     -------    -----    -------   -----
  Total loans receivable.......  122,727    101.0     110,017    101.2    100,850    100.7      90,412    100.9     79,600   101.0

Less:
 Unearned discount and
  origination fees.............     (314)    (0.3)       (368)    (0.4)      (355)    (0.4)       (429)    (0.5)      (507)   (0.6)
 Allowance for loan losses.....     (828)    (0.7)       (907)    (0.8)      (346)    (0.3)       (315)    (0.4)      (280)   (0.4)
                                --------    -----    --------   ------   --------    -----     -------    -----    -------   -----
  Total loans receivable,
   net......................... $121,585    100.0%   $108,742   100.00%  $100,149    100.0%    $89,668    100.0%   $78,813   100.0%
                                ========    =====    ========   ======   ========    =====     =======    =====    =======   =====

_______________________
(1) Includes $82.7 million, $17.5 million and $2.2 million of one- to four-family residential loans, commercial real estate and multi-family loans, respectively, at December 31, 1997.
(2) Includes $4.2 million and $5.3 million of home equity line of credit loans and home equity fixed rate, fixed term loans, respectively, at December 31, 1997.
(3) Includes $1.5 million of mortgage loans held for sale at December 31, 1997.

     LOAN MATURITY SCHEDULE. The following table sets forth certain information as of December 31, 1997, regarding the dollar amount of loans maturing in the Bank's portfolio based on their contractual terms to maturity. Demand loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than the period in which they contractually mature, and fixed rate loans are included in the period in which the final contractual repayment is due.

                                           ONE        THREE        FIVE        TEN       BEYOND
                              WITHIN     THROUGH     THROUGH     THROUGH     THROUGH     TWENTY
                             ONE YEAR  THREE YEARS  FIVE YEARS  TEN YEARS  TWENTY YEARS  YEARS    TOTAL
                             --------  -----------  ----------  ---------  ------------  ------  --------
                                                            (IN THOUSANDS)
Real estate loans:
 First mortgage loans......   $44,173     $4,612     $14,561      $10,431      $24,165   $4,461  $102,403
 Second mortgage loans.....     4,271        338         923        3,880          149       --     9,561
 Consumer and other loans..     4,516      1,937       2,094        1,276          940       --    10,763
                              -------     ------     -------      -------      -------   ------  --------
  Total loans..............   $52,960     $6,887     $17,578      $15,587      $25,254   $4,461  $122,727
                              =======     ======     =======      =======      =======   ======  ========

     The following table sets forth at December 31, 1997, the dollar amount of all fixed rate and adjustable rate loans due or repricing after December 31, 1998.

                               FIXED   ADJUSTABLE   TOTAL
                              -------  ----------  -------
                                     (IN THOUSANDS)
Real estate loans:
  First mortgage loans......  $38,282     $19,948  $58,230
  Second mortgage loans.....    5,290          --    5,290
  Consumer and other loans..    5,451         796    6,247
                              -------     -------  -------
      Total loans...........  $49,023     $20,744  $69,767
                              =======     =======  =======

     ONE- TO FOUR-FAMILY RESIDENTIAL MORTGAGE LOANS. The Bank's primary lending activity is the origination of first mortgage loans secured by one- to four-family residential properties. A portion of one-to four-family mortgage loans originated by the Bank are secured by non-owner occupied homes which are primarily used to furnish housing to students attending the SUNY College at Oswego. The Bank generally retains in its portfolio all ARM loans that it originates. However, the Bank generally underwrites its loans so as to be eligible for resale in the secondary mortgage market. At December 31, 1997, approximately 91.1% of the Bank's one- to four-family residential real estate loans were secured by owner-occupied properties.

     Fixed-rate one- to four-family residential mortgage loans originated by the Bank are generally for terms of up to 20 years (although loans originated for sale into the secondary market can have terms up to 30 years), amortize on a monthly basis, and have principal and interest due each month. Such real estate loans often remain outstanding for significantly shorter periods than their contractual terms to maturity, particularly in a declining interest rate environment. Borrowers may refinance or prepay loans at their option. One- to four-family residential mortgage loans originated by the Bank customarily contain "due-on-sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgaged property. Due-on-sale clauses are an important means of increasing the interest rate on existing mortgage loans during periods of rising interest rates. An origination fee of up to 3% is charged on fixed-rate mortgage loans. As a result of the low interest rate environment that has existed in recent years, many of the Bank's borrowers have refinanced their mortgage loans with the Bank at lower interest rates. During years ended December 31, 1997 and 1996, 38.2% and 49.2%, respectively, of the Bank's one- to four-family mortgage loan originations consisted of fixed-rate loans.

     The Bank also originates ARM loans which serve to reduce interest rate risk. The Bank currently originates one-year ARM loans which adjust each year at 275 basis points (100 basis points equal 1%) above the adjusted six month moving average of the six-month Treasury bill auction discount rate. The Bank also offers a loan product whereby the interest is fixed for the first five years and adjusts annually thereafter. This loan product typically is originated with terms up to 30 years. ARM loans are originated with terms ranging from 5 to 30 years. ARM loans originated by the Bank provide for maximum periodic interest rate adjustment of 2 percent per year and an overall maximum interest rate increase which is determined at the time the loan is originated. However, ARM loans may not adjust to a level below the initial rate. ARMs may be offered at an initial rate below the prevailing market rate. The Bank's one- to four-family ARM loan originations totaled $13.2 million, $8.7 million, and $8.2 million, during the fiscal years 1997, 1996, and 1995, respectively. The Bank requires that borrowers qualify for ARM loans based upon the loan's fully indexed rate.

     At December 31, 1997, $48.4 million, or 58.6%, of the Bank's one- to four-family loan portfolio consisted of ARM loans. ARM loans generally pose a credit risk in that as interest rates rise, the amount of a borrower's monthly loan payment also rises, thereby increasing the potential for delinquencies and loan losses. At the same time, the marketability of such loans may be adversely affected by higher rates.

     The Bank also originates loans to finance the construction of one- to four-family owner-occupied residences. Funds are disbursed as construction progresses. Loans to finance one- to four-family construction typically provide for a six-month construction phase during which interest accrues and which is deducted from the funds disbursed. Upon completion of the construction phase the loan automatically converts to permanent financing. At December 31, 1997, the Bank held $1.6 million of one- to four-family construction loans.

     The Bank's lending policies require private mortgage insurance for loan to value ratios in excess of 80%.

     COMMERCIAL REAL ESTATE LOANS. Loans secured by commercial real estate constituted approximately $17.5 million, or 14.3%, of the Bank's total loan portfolio at December 31, 1997. At December 31, 1997, substantially all of the Bank's commercial real estate loans were secured by properties located within the Bank's market area. At December 31, 1997, the Bank's commercial real estate loans had an average principal balance of $203,000. At that date, the largest commercial real estate loan had a principal balance of $1.2 million, and was secured by a health care facility. This loan is currently performing in accordance with the original terms. Commercial real estate loans are generally offered with adjustable interest rates tied to a market index which currently is the adjusted six month moving average of the six month Treasury bill auction discount rate, with an overall interest rate cap which is determined at the time the loan is originated. Commercial real estate loans may not adjust to a level below the initial rate. The Bank generally offers commercial real estate loans with from one to five year adjustment periods. The Bank generally makes commercial real estate loans up to 75% of the appraised value of the property securing the loan. An origination fee of up to 2% of the principal balance of the loan is typically charged on commercial real estate loans. Commercial real estate loans originated by the Bank generally are underwritten to mature between 5 and 20 years with an amortization schedule of between 10 and 30 years. The Bank has in the past sold loan participations to other financial institutions and expects to do so in the future as opportunities arise.

     In underwriting commercial real estate loans the Bank reviews the expected net operating income generated by the real estate to support debt service, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties. The Bank generally obtains personal guarantees from all commercial borrowers. Loans secured by commercial real estate generally involve a greater degree of risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate. If the cash flow from the property is reduced, the borrower's ability to repay the loan may be impaired.

     MULTI-FAMILY REAL ESTATE LOANS. Loans secured by multi-family real estate (real estate containing five or more dwellings) constituted approximately $2.2 million, or 1.8%, of the Bank's total loan portfolio at December 31, 1997. At December 31, 1997, the Bank had a total of 14 loans secured by multi-family real estate properties. The Bank's multi-family real estate loans are secured by multi-family rental properties (primarily townhouses and walk-up apartments). At December 31, 1997, substantially all of the Bank's multi-family real estate loans were secured by properties located within the Bank's market area. At December 31, 1997, the Bank's multi-family real estate loans had an average principal balance of approximately $159,000 and the largest multi-family real estate loan had a principal balance of $367,000, and was performing in accordance with its terms. Multi-family real estate loans generally are offered with adjustable interest rates tied to the adjusted six month moving average of the six month Treasury Bill auction discount rate index with an overall interest rate cap which is determined at the time the loan is originated. Multi-family real estate loans may not adjust below the initial rate. Multi-family real estate loans are underwritten to mature between 5 and 20 years, and to amortize over 10 to 30 years. An origination fee of 1% is generally charged on multi-family real estate loans.

     In underwriting multi-family real estate loans, the Bank reviews the expected net operating income generated by the real estate to support the debt service, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties. The Bank generally requires a debt service coverage ratio of at least 120% (net of operating expenses) of the monthly loan payment. The Bank makes multi-family real estate loans up to 75% of the appraised value of the property securing the loan. The Bank generally obtains personal guarantees from all multi-family real estate borrowers.

     Loans secured by multi-family real estate generally involve a greater degree of credit risk than one-to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate and commercial real estate is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

     SECOND MORTGAGE LOANS. The Bank also offers home equity loans and equity lines of credit collateralized by a second mortgage on the borrower's principal residence. The Bank's home equity lines of credit are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans of 80%, or up to 90% where the Bank has made the first mortgage loan. At December 31, 1997, the disbursed portion of home equity lines of credit totaled $4.2 million. Home equity lines of credit are offered on an adjustable rate basis with interest rates tied to the prime rate as published in The Wall Street Journal, plus up to 175 basis points and with terms of up to 15 years.

     Home equity loans are fixed rate loans with terms generally up to 10 years, although on occasion the Bank may originate a home equity loan with a term of up to 15 years.

     CONSUMER LOANS. As of December 31, 1997, consumer loans totaled $4.3 million, or 3.5%, of the Bank's total loan portfolio. The principal types of consumer loans offered by the Bank are unsecured personal loans, and loans secured by deposit accounts. Other consumer loans are offered on a fixed rate basis with maturities generally of less than five years.

     The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's credit history and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness and the employment history of the applicant are of primary consideration in originating consumer loans, and in the case of home equity lines of credit, the Bank obtains a title guarantee, title search, or an opinion as to the validity of title.

     COMMERCIAL BUSINESS LOANS. The Bank currently offers commercial business loans to businesses in its market area and to deposit account holders. At December 31, 1997, the Bank had commercial business loans outstanding with an aggregate balance of $6.5 million, of which $3.0 million consisted of commercial lines of credit and $564,000 were lease financing arrangements. The average commercial business loan balance was approximately $55,000. Commercial business loans generally have fixed rates of interest. The loans are generally of short duration with average terms of five years, but which may range up to 15 years. Lease financing arrangements are loans which are secured by pools of leases for medical or dental equipment or general business office equipment.

     Underwriting standards employed by the Bank for commercial business loans include a determination of the applicant's ability to meet existing obligations and payments on the proposed loan from normal cash flows generated by the applicant's business. The financial strength of each applicant also is assessed through a review of financial statements provided by the applicant.

     Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower's business. The Bank generally obtains guarantees from the borrower, a third party, or the Small Business Administration, as a condition to originating its commercial business loans.

     LOAN ORIGINATIONS, SOLICITATION, PROCESSING, AND COMMITMENTS. Loan originations are derived from a number of sources such as existing customers, developers, walk-in customers, real estate broker referrals, and commissioned mortgage loan originators. Upon receiving a loan application, the Bank obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income, and credit standing. In the case of a real estate loan, an independent appraiser approved by the Bank appraises the real estate intended to secure the proposed loan. A loan processor in the Bank's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. Mortgage loans of up to $150,000 may be approved by any designated loan officer; mortgage loans in excess of $150,000 must be approved by the Board of Directors. Commercial loans of up to $35,000 unsecured, or $50,000 (if secured by other than real estate) may be approved by the Bank's President or either of the two lending Vice Presidents. These individuals may join their limits to a total approval amount of $105,000 unsecured, and $150,000 secured. Loans in excess of these limits must be approved by either the entire Board of Directors, or a subcommittee of the Board of Directors. The Board of Directors, at their monthly meeting, will review and verify that management's approvals of loans are made within the scope of management's authority. Fire and casualty insurance is required at the time the loan is made and throughout the term of the loan, and upon request of the Bank, flood insurance may be required. After the loan is approved, a loan commitment letter is promptly issued to the borrower. At December 31, 1997, the Bank had commitments to originate $14.0 million of loans.

     If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. The borrower must provide proof of fire and casualty insurance on the property (and, as required, flood insurance) serving as collateral, which insurance must be maintained during the full term of the loan. Title insurance, title search, or an opinion of counsel as to the validity of title are required on all loans secured by real property. In recent years, the Bank has not purchased loans originated by other lenders.

     ORIGINATION, PURCHASE AND SALE OF LOANS. The table below shows the Bank's loan origination, purchase and sales activity for the periods indicated.

                                                               YEAR ENDED DECEMBER 31,
                                                        -------------------------------------
                                                          1997      1996      1995     1994
                                                        --------  --------  --------  -------
                                                                   (IN THOUSANDS)

Loan receivable, beginning of period..................  $110,017  $100,850  $ 90,412  $79,600

Originations:
Real estate:
 First mortgage (1)(3)................................    26,281  $ 23,496    18,219   19,739
 Second mortgage (2)..................................     2,178     1,912       643    2,014
Consumer and other loans:
 Consumer loans.......................................     2,306     3,442     2,747    3,510
 Student..............................................        --        --       438      954
 Lease financing......................................       300        --     1,177      459
 Commercial...........................................     3,525     1,850     2,756      716
                                                        --------  --------  --------  -------
  Total originations..................................    34,590    30,700    25,980   27,392

Transfer of mortgage loans to foreclosed real estate..       374       445       645      120
Repayments............................................    21,506    21,088    13,774   15,791
Loan sales............................................        --        --     1,123      669
                                                        --------  --------  --------  -------
Net loan activity.....................................    12,710     9,167    10,438   10,812
 Total loans receivable at end of period..............  $122,727  $110,017  $100,850  $90,412
                                                        ========  ========  ========  =======

______________
(1) Includes $21.3 million, and $5.0 million in one- to four-family residential loans and commercial real estate loans, respectively, for the year ended December 31, 1997.
(2) Includes $2.1 million in home equity loans and a net change of $53,000 in home equity lines of credit for the year ended December 31, 1997.
(3) Includes $1.5 million of mortgage loans held for sale originated during the year ended December 31, 1997.

     LOAN ORIGINATION FEES AND OTHER INCOME. In addition to interest earned on loans, the Bank generally receives loan origination fees. To the extent that loans are originated or acquired for the Bank's portfolio, SFAS 91 requires that the Bank defer loan origination fees and costs and amortize such amounts as an adjustment of yield over the life of the loan by use of the level yield method. ARM loans originated below the fully indexed interest rate will have a substantial portion of the deferred amount recognized as income in the initial adjustment period. Fees deferred under SFAS 91 are recognized into income immediately upon prepayment or the sale of the related loan. At December 31, 1997, the Bank had $314,000 of net deferred loan origination fees. Loan origination fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand for and availability of money.

     In addition to loan origination fees, the Bank also receives other fees, service charges, and other income that consist primarily of deposit transaction account service charges, late charges and income from REO operations. The Bank recognized fees and service charges of $1.0 million, $873,000, and $771,000, for the fiscal years ended December 31, 1997, 1996, and 1995, respectively.

     LOANS-TO-ONE BORROWER. With certain limited exceptions, a New York chartered savings bank may not make unsecured loans or extend unsecured credit for commercial, corporate or business purposes (including lease financing) to a single borrower, which in the aggregate exceed 15% of the Bank's net worth. At December 31, 1997, the Bank's largest lending relationship totaled $1.6 million and consisted of loans secured by retail businesses and properties. The Bank's second largest lending relationship totaled $1.5 million and consisted of loans secured by commercial real estate and marketable securities. The Bank's third largest lending relationship totaled $1.5 million and consisted of loans secured by retail businesses and properties. The Bank's fourth largest lending relationship totaled $1.4 million and was secured by a retail office plaza, retail business property and residence. The Bank's fifth largest lending relationship totaled $1.4 million and consisted of loans secured by multi-family residential housing and residence. At December 31, 1997 all of the aforementioned loans were performing in accordance with their terms.

DELINQUENCIES AND CLASSIFIED ASSETS

     DELINQUENCIES. The Bank's collection procedures provide that when a loan is 15 days past due, a computer-generated late notice is sent to the borrower requesting payment. If the delinquency continues, at 30 days a delinquent notice is sent and personal contact efforts are attempted, either in person or by telephone, to strengthen the collection process and obtain reasons for the delinquency. Also, plans to arrange a repayment plan are made. If a loan becomes 60 days past due, and no progress has been made in resolving the delinquency, the Bank will send a 10-day demand letter and personal contact is attempted, and the loan becomes subject to possible legal action if suitable arrangements to repay have not been made. When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower for mortgage loans, and a final demand letter is presented to the borrower of non-real estate loans, giving 30 days to repay all outstanding interest and principal. If not cured, foreclosure proceedings or other appropriate legal actions are initiated to minimize any potential loss.

     NON-PERFORMING ASSETS. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due or less than 90 days, in the event the loan has been referred to the Bank's legal counsel for foreclosure. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. At December 31, 1997, the Bank had non-performing assets of $2.3 million, and a ratio of non-performing loans and real estate owned ("REO") of 1.2% total assets. Non-performing assets decreased $393,000, or 14.6%, to $2.3 million in 1997 from $2.7 million in 1996. Non-performing assets, however, have increased $800,000, or 53%, from $1.5 million in 1995. While the changes in non-performing assets tend to be cyclical, the increase over this two-year period is primarily due to higher delinquent payments on one- to four-family and multi-family residential loans and a $231,000 increase in commercial business loan delinquencies. The average loan-to-value collateral ratios of the mortgages is approximately 65%. Commercial business loans with payments due over 90 days represent two loans, one of which has a principal balance of $220,000. This loan is in foreclosure and is 75% guaranteed by the Small Business Administration.

     Real estate acquired by the Bank as a result of foreclosure or by the deed in lieu of foreclosure is classified as REO until such time as it is sold. These properties are carried at the lower of their recorded amount or estimated fair value less estimated costs to sell the property. REO totaled $767,000. $700,000,and $586,000 at December 31, 1997, 1996,and 1995, respectively.

     The largest component of REO consists of a real estate development project which had a net book value of $483,000 at December 31, 1997. The Bank originally entered into a $570,000 commercial real estate loan in 1988 for the development of 49 single family residences. This loan was made under the "leeway provision" of the New York State Banking Law. Under this provision of the Banking Law the lending relationship was originally structured so that the Bank held title to the property securing the loan subject to the fulfillment of the borrower's obligations under the loan. In 1990, the developer became insolvent, was unable to satisfy the terms of the loan and the Bank assumed control of the project. During 1997, the Bank invested an additional $276,000 to further the land for development. The Bank has developed and sold 25 lots through December 31, 1997. The proceeds from the sale of the lots are used to reduce the outstanding balance of REO. The Bank believes it will fully recover its investment in this property.

DELINQUENT LOANS AND NON-PERFORMING ASSETS

     The following table sets forth information regarding the Bank's loans delinquent 90 days or more, and real estate acquired or deemed acquired by foreclosure at the dates indicated. When a loan is delinquent 90 days or more, the Bank reverses all accrued interest thereon and ceases to accrue interest thereafter. For all the dates indicated, the Bank did not have any material restructured loans within the meaning of SFAS 15 and SFAS 114.

                                                                             AT DECEMBER 31,
                                                          -----------------------------------------------------
                                                            1997       1996       1995       1994       1993
                                                          ---------  ---------  ---------  ---------  ---------
                                                                         (DOLLARS IN THOUSANDS)
Loans delinquent 90 days or more:
 Real estate loans.....................................   $  1,255   $  1,953   $    849   $  1,045   $    745
 Consumer loans........................................        283         45         70         69         43
                                                          --------   --------   --------   --------   --------
   Total delinquent loans...............................     1,538      1,998        919      1,114        788
Total REO...............................................       767        700        586        610        809
                                                          --------   --------   --------   --------   --------
     Total nonperforming assets (1).....................  $  2,305   $  2,698   $  1,505   $  1,724   $  1,597
                                                          ========   --------   ========   ========   ========

Total loans delinquent 90 days or more
 to total loans receivable (2)..........................       1.0%       1.8%       0.9%       1.2%       1.0%
Total loans delinquent 90 days or more to total assets..       0.8%       1.1%       0.5%       0.7%       0.6%
Total nonperforming assets to total assets..............       1.2%       1.4%       0.8%       1.0%       1.2%

Net loans receivable(3).................................   121,585    108,742    100,149     89,668     78,813
                                                          --------   --------   --------   --------   --------
Total assets............................................  $196,770   $189,937   $180,952   $170,715   $129,270
                                                          ========   ========   ========   ========   ========

_______________
(1) Net of specific valuation allowances.
(2) Net of unearned discount, and the allowance for loan losses.
(3) Includes $1.5 million of mortgage loans held for sale at December 31, 1997.

     During the year ended December 31, 1997, and year ended December 31, 1996, respectively, additional gross interest income of $117,000 and $81,000 would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. No interest income on non-accrual loans was included in income during the same periods.

     The following table sets forth information with respect to loans past due 30-89 days in the Bank's portfolio at the dates indicated.

                                           AT DECEMBER 31,
                                --------------------------------------
                                 1997    1996    1995    1994    1993
                                ------  ------  ------  ------  ------
                                            (IN THOUSANDS)
Loans past due 30-89 days:
 Real estate loans............  $2,232  $1,867  $2,465  $1,503  $1,537
 Consumer and other loans.....     296     249     133     137     423
                                ------  ------  ------  ------  ------
  Total past due 30-89 days...  $2,528  $2,116  $2,598  $1,640  $1,960
                                ======  ======  ======  ======  ======

     The following table sets forth information regarding the Bank's delinquent loans 60 days and greater and REO at December 31, 1997.

                                                                     AT DECEMBER 31, 1997
                                                                     --------------------
                                                                      BALANCE      NUMBER
                                                                     --------      ------
                                                                        (IN THOUSANDS)
Residential real estate:
 Loans 60 to 89 days delinquent....................................    $  679        15
 Loans more than 90 days delinquent................................     1,255        30
Consumer and commercial business loans 60 days or more delinquent..       404        31
Real estate owned..................................................       767         7
                                                                       ------        --
   Total...........................................................    $3,105        83
                                                                       ======        ==

     CLASSIFICATION OF ASSETS. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management.

     When a savings institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge off such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by federal and state regulatory authorities, which can order the establishment of additional general or specific loss allowances. The Bank regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

     The following table sets forth the aggregate amount of the Bank's internally classified assets at the dates indicated.

                                     AT DECEMBER 31,
                              ------------------------------
                               1997    1996    1995    1994
                              ------  ------  ------  ------
                                      (IN THOUSANDS)

Substandard assets (1)......  $1,719  $1,980  $1,163  $1,534
Doubtful assets.............      55      59      34      11
Loss assets.................      16       6       5       2
                              ------  ------  ------  ------
   Total classified assets..  $1,790  $2,045  $1,202  $1,547
                              ======  ======  ======  ======

___________
(1) Includes $483,000, $250,000, $292,000 and $421,000 for a real estate development project classified as REO at December 31, 1997, 1996, 1995 and 1994, respectively.

     ALLOWANCE FOR LOAN LOSSES. Management's policy is to provide for estimated losses on the Bank's loan portfolio based on management's evaluation of the potential losses that may be incurred. The Bank reviews on a quarterly basis the loans in its portfolio which have demonstrated delinquencies, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, past loss experience, present economic conditions and other factors deemed relevant by management. Management calculates the general allowance for loan losses on past experience as well as current delinquencies and the composition of the Bank's loan portfolio. While both general and specific loss allowances are charged against earnings, general loan loss allowances are included, subject to certain limitations, as capital in computing risk-based capital under federal regulations.

     In accordance with SFAS 114, a loan is considered impaired when each of the following criteria are met: the loan is of a material size, the loan is considered to be non-performing, and a loss is probable. The measurement of impaired loans is generally based upon the present value of expected future cash flows discounted at the historic effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

     Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. Management believes that the Bank's current allowance for loan losses is adequate, however, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

     ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES. The following table sets forth the analysis of the allowance for loan losses at or for the periods indicated.

                                                                   AT OR FOR THE PERIOD ENDED DECEMBER 31,
                                                             ---------------------------------------------------
                                                               1997       1996       1995       1994      1993
                                                             ---------  ---------  ---------  --------  --------
                                                                           (DOLLARS IN THOUSANDS)
Total loans receivable, net................................  $121,585   $108,742   $100,149   $89,668   $78,813
Average loans outstanding..................................   113,651    104,354     95,979    84,596    78,355
Allowance balance (at beginning of period).................       906        346        315       280       296
Provision for losses:
 Real estate...............................................       121         90         53        30        10
 Consumer and other loans..................................       140        546         50        35        23
Charge-offs:
 Real estate...............................................        --         --         17        14        --
 Consumer and other loans..................................       358         93         64        80       146
Recoveries:
 Real estate...............................................        --         --         --         6        --
 Consumer and other loans..................................        18         17          9        58        97
                                                             --------   --------   --------   -------   -------
Allowance balance (at end of period).......................  $    827   $    906   $    346   $   315   $   280
                                                             ========   ========   ========   =======   =======

Allowance for loan losses as a percent of net loans
 receivable at end of period...............................       0.7%       0.8%       0.3%      0.4%      0.4%
Loans charged off as a percent of average loans
 outstanding...............................................       0.3%       0.1%       0.1%      0.1%      0.2%
Ratio of allowance for loan losses to total nonperforming
 loans at end of period (1)................................      53.8%      45.3%      37.6%     28.3%     35.5%
Ratio of allowance for loan losses to total nonperforming
 assets at end of period (1)...............................      35.9%      33.6%      23.0%     18.3%     17.5%

_____________
(1)  Net of specific reserves.

     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES. The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                                        AT DECEMBER 31,
                                           --------------------------------------------------------------------------
                                                      1997                      1996                    1995
                                           -------------------------  ------------------------  --------------------
                                                         % OF LOANS                % OF LOANS            % OF LOANS
                                                           IN EACH                   IN EACH               IN EACH
                                                        CATEGORY TO                CATEGORY TO           CATEGORY TO
                                             AMOUNT     TOTAL LOANS     AMOUNT     TOTAL LOANS   AMOUNT  TOTAL LOANS
                                           -----------  ------------  -----------  -----------  -------- -----------
                                                                                   (DOLLARS IN THOUSANDS)
Balance at end of period applicable to:
 Real estate loans.......................     $461          91.23%        $340        90.66%      $ 250      90.86%
 Consumer and other loans................      366           8.77          566         9.34          96       9.14
                                              ----         ------         ----       ------      ------     ------

  Total allowance for loan losses (1)....     $827         100.00%        $906       100.00%      $ 346     100.00%
                                              ====         ======         ====       ======      ======     ======

_________________
(1)  Percentages include unearned discount and origination fees.

INVESTMENT ACTIVITIES

     The investment policy of the Bank established by the Board of Directors attempts to provide and maintain liquidity, maintain a high quality diversified investment portfolio in order to obtain a favorable return on investment without incurring undue interest rate and credit risk, provide collateral for pledging requirements, and to complement the Bank's lending activities. At December 31, 1997, the Bank had investment securities with an aggregate amortized cost value of $55.6 million and a market value of $56.8 million. At December 31, 1997, the Bank's carrying value of investment securities consisted of $18.3 million of corporate debt issues and $11.9 million of securities issued or guaranteed by the United States Government or agencies thereof and state and municipal obligations. The corporate debt issues primarily consist of financial corporation debt and industrial debentures (the largest single issue was $1.0 million). These issues generally have maturities of between two and five years. All corporate debt investments have been rated as investment grade by either Moody's or Standard & Poor's. Typically, such investments yield 30-50 basis points more than Treasury securities with comparable maturities. To a lesser extent, the Bank also invests in mutual funds and equity securities. At December 31, 1997, the Bank held $1.1 in common stock and $1.8 million in an equity mutual fund. At December 31, 1997, the Bank had invested $23.2 million in mortgage-backed securities, net. Mortgage-backed securities, like mortgage loans, amortize over the life of the security as the underlying mortgages are paid down. The speed at which principal payments above normally scheduled amortization occurs, is generally unpredictable. Historically, the securities have paid down more rapidly in a falling interest rate environment, thereby shortening the life of the security. Likewise, in a rising interest rate environment, the life of the mortgage-backed security tends to extend. The result is that, generally, the Bank will receive more investable funds in lower interest rate environments and less investable funds during periods of higher interest rates. The embedded option on the part of the underlying mortgagee to prepay the loan, therefore, tends to impact the value of the security and can adversely impact the Bank's net interest margin. The Bank's investments are, generally, liquid, and therefore allow the Bank to respond more readily to changing market conditions. The investment portfolio is accounted for in accordance with FASB Statement 115. At December 31, 1997, the Bank's available-for-sale and held-to-maturity portfolios had carrying values of $51.7 million and $5.1 million, respectively.

     The Bank generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the yield that will be available in the future, as well as management's projections as to the short term demand for funds to be used in the Bank's loan origination and other activities. For further information regarding the Bank's investments see Note 2 to the Notes to Financial Statements.

     INVESTMENT PORTFOLIO. The following table sets forth the carrying value of the Bank's investment portfolio at the dates indicated. At December 31, 1997, the market value of the Bank's investments was approximately $56.8 million. The market value of investments includes interest-earning deposits, and mortgage-backed securities.

                                                                       AT DECEMBER 31,
                                                          ---------------------------------------
                                                           1997        1996      1995      1994
                                                          -------    --------  --------  --------
                                                                         (IN THOUSANDS)
Investment securities:
 U.S. Government and agency obligations.................  $ 4,856    $ 5,879   $ 8,171  $ 6,070
 State and municipal obligations........................    6,636      6,172     5,297    3,072
 Corporate debt issues..................................   18,121     22,060    28,533   33,192
 Equity securities......................................    1,139        557        69       87
 Mutual funds...........................................    1,785      1,178     1,865    5,872
                                                          -------    -------   -------  -------
                                                           32,537     35,846    43,935   48,293

Unrealized gain (loss) on available for sale portfolio..    1,126        827       996     (158)
                                                          -------    -------   -------  -------
  Total investment securities...........................   33,663     36,673   $44,931  $48,135
                                                          -------    -------   -------  -------
Interest-earning deposits in other institutions.........       --         --        --    2,043
Federal funds sold......................................       --      1,550     8,200   11,584
                                                          -------    -------   -------  -------
   Total investments....................................  $33,663    $38,223   $53,131  $61,762
                                                          =======    =======   =======  =======
Mortgage-backed securities, net:
 Adjustable rate........................................    3,823      4,787     2,812      247
 Fixed rate.............................................   19,200     18,179     5,100      769
                                                          -------    -------   -------  -------
                                                           23,023     22,966     7,912    1,016
Unrealized gain (loss) on available for sale portfolio..      135       (137)       41      (24)
                                                          -------    -------   -------  -------
   Total mortgage-backed securities, net................  $23,158    $22,829   $ 7,953  $   992
                                                          =======    =======   =======  =======

     INVESTMENT PORTFOLIO MATURITIES. The following table sets forth the carrying value, market value, average life in years, and annualized weighted average yield of the Bank's investment portfolio at December 31, 1997.

                                                                                     ANNUALIZED
                                                                            AVERAGE   WEIGHTED
                                                         CARRYING  MARKET    LIFE      AVERAGE
                                                          VALUE     VALUE    YEARS      YIELD
                                                         --------  -------  -------  -----------
                                                                 (DOLLARS IN THOUSANDS)
Investment securities:
  U.S. Government treasury..............................  $   220  $   222    2.286      6.83%
  U.S. Government agency................................    4,636    4,662    6.480      6.97
  State and municipal obligations.......................    6,636    7,060    7.433      5.73
  Corporate debt issues.................................   18,121   18,345    2.791      7.07
  Marketable equity securities..........................    2,924    3,400       --      6.85
                                                          -------  -------    -----     -----
      Total.............................................  $32,537  $33,689              6.761
                                                          -------  =======              =====
    Unrealized gain on available for sale portfolio.....    1,126
                                                            -----
Carrying value of investment securities.................  $33,663
                                                          =======
Investment securities held to maturity: (1)
  Corporate debt obligations............................  $ 5,115    5,141    1.409     7.173
                                                          =======  =======    =====     =====

__________________
(1) The information is included above as a component of corporate debt issues.

     SECURITIES PORTFOLIO MATURITIES. The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Bank's investment securities at December 31, 1997. Yield is calculated on the amortized cost to maturity.

                                                                             AT DECEMBER 31, 1997
                                           ----------------------------------------------------------------------------------------
                                              ONE YEAR OR LESS    ONE TO FIVE YEARS       FIVE TO TEN YEARS     MORE THAN TEN YEARS
                                           --------------------  --------------------   ---------------------  --------------------
                                                     ANNUALIZED            ANNUALIZED              ANNUALIZED            ANNUALIZED
                                                      WEIGHTED              WEIGHTED                WEIGHTED              WEIGHTED
                                           CARRYING    AVERAGE   CARRYING    AVERAGE    CARRYING     AVERAGE    CARRYING   AVERAGE
                                            VALUE       YIELD     VALUE       YIELD      VALUE        YIELD      VALUE       YIELD
                                           --------  ----------  --------  ----------   --------   ----------   --------  ---------
                                                                           (DOLLARS IN THOUSANDS)
Debt investment securities:
  U.S. Agency securities...................      --        --    $1,084       7.010%    $ 3,514       6.919%   $    38       9.429%
  U.S. Government securities...............      --        --       201       6.420          --          --         19      11.154
  State and municipal obligations..........     251     6.408     1,502       5.954       3,422       5.562      1,461       5.644
  Corporate debt issues....................   8,655     7.579     3,329       6.604       4,382       7.069      1,755       7.124
                                            -------     -----    ------       -----     -------       -----    -------      ------
        Total.............................. $ 8,906     7.546    $6,116       6.510     $11,318       6.567    $ 3,273       6.514
                                            =======              ======                 =======                =======
Equity and mortgage-backed securities:
  Mutual funds............................. $ 1,785     0.700%   $   --          --%    $    --          --%   $    --          --%
  Mortgage-backed securities...............      --        --     1,249       6.789       4,236       7.048     17,538       6.957
  Common stock.............................   1,139     6.153        --          --          --          --         --          --
                                            -------     -----    ------       -----     -------       -----    -------      ------
        Total.............................. $ 2,924     2.824    $1,249       6.789     $ 4,236       7.048    $17,538       6.957
                                            =======              ======                 =======                =======

        Total investment securities........ $11,830     6.379    $7,365       6.558     $15,554       6.698    $20,811       6.887
                                            =======              ======                 =======                =======

Unrealized gain on available for sale portfolio

        Total carrying value.............

Investment securities held to maturity: (1)
  Corporate debt obligations............... $ 4,271     7.328        --          --     $   774       6.592    $    70       4.131
                                            -------              ------                 -------                -------
      Total securities..................... $ 4,271     7.328    $    0       0.000%    $   774       6.592    $    70       4.131
                                            =======              ======                 =======                =======

                                                             AT DECEMBER 31, 1997
                                                       --------------------------------
                                                         TOTAL INVESTMENT SECURITIES
                                                                          ANNUALIZED
                                                                           WEIGHTED
                                                       CARRYING  MARKET     AVERAGE
                                                        VALUE     VALUE      YIELD
                                                       --------  -------  -----------
                                                          (DOLLARS IN THOUSANDS)
Debt investment securities:
  U.S. Agency securities..............................  $ 4,636  $ 4,662       6.975%
  U.S. Government securities..........................      220      222       6.816
  State and municipal obligations.....................    6,636    7,060       5.730
  Corporate debt issues...............................   18,121   18,345       7.070
                                                        -------  -------       -----
        Total.........................................  $29,613  $30,289       6.753
                                                        =======  =======
Equity and mortgage-backed securities:
  Mutual funds........................................  $ 1,785  $ 1,785       0.700%
  Mortgage-backed securities..........................   23,023   23,158       6.964
  Preferred stock.....................................       --       --          --
  Common stock........................................    1,139    1,615       6.153
                                                        -------  -------       -----
        Total.........................................  $25,947  $26,558       6.497
                                                        =======  =======

        Total investment securities...................  $55,560  $56,847       6.634
                                                        =======  =======

Unrealized gain on available for sale portfolio.......    1,261
                                                        -------
        Total carrying value..........................  $56,821
                                                        =======

Investment securities held to maturity: (1)
  Corporate debt obligations..........................  $ 5,115  $ 5,141       7.173
                                                        -------  -------
      Total securities................................  $ 5,115  $ 5,141       7.173
                                                        =======  =======

____________________________________
(1) The information is included as a component of debt investment securities.

SOURCES OF FUNDS

     GENERAL. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization and prepayment of loans and mortgage-backed securities, the maturity of investment securities and operations and from other borrowings. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.

     DEPOSITS. Consumer and commercial deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including noninterest-bearing demand accounts, NOW accounts, passbook and club accounts, money market deposit, term certificate accounts and individual retirement accounts. While the Bank accepts deposits of $100,000 or more, it generally does not currently offer premium rates for such deposits. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The Bank has a committee which meets weekly to evaluate the Bank's internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity and the number of certificates of deposit maturing in the upcoming week. This committee executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers, nor does it solicit funds outside its market area.

     DEPOSIT PORTFOLIO. The following table sets forth information regarding interest rates, terms, minimum amounts and balances of the Bank's savings and other deposits as of December 31, 1997:

  WEIGHTED                                                                                                  PERCENTAGE
   AVERAGE                                                                      MINIMUM                      OF TOTAL
INTEREST RATE       MINIMUM TERM               CHECKING AND SAVINGS DEPOSITS    AMOUNT         BALANCES      DEPOSITS
-------------       ------------               -----------------------------    ------         --------      --------
                                                                                            (IN THOUSANDS)

    0.000               None                   Non-interest demand account      $    50        $  7,644          5.03%
    2.560               None                   NOW accounts                         500          13,306          8.75
    3.010               None                   Passbook and club accounts           100          63,937         42.05
    2.849               None                   Money market accounts              2,500             113          0.07

                                               CERTIFICATES OF DEPOSIT
                                               -----------------------

    4.942           6 months                   Fixed term, fixed rate             2,500           5,247          3.45%
    5.653           9 months                   Fixed term, fixed rate             1,000             100          0.07
    5.608           12 months                  Fixed term, fixed rate             1,000          19,423         12.77
    6.091           15 months                  Fixed term, fixed rate             1,000          10,025          6.59
    4.969           18 months                  Fixed term, variable rate          1,000           1,856          1.22
    5.557           18 months                  Fixed term, fixed rate             1,000           2,617          1.72
    5.640           24 months                  Fixed term, fixed rate             1,000           3,445          2.27
    5.820           30 months                  Fixed term, fixed rate             1,000           4,368          2.87
    6.036           36 months                  Fixed term, fixed rate (1)         1,000           5,443          3.58
    6.064           48 months                  Fixed term, fixed rate (1)         1,000           4,718          3.10
    6.050           60 months                  Fixed term, fixed rate             1,000           1,627          1.07
    6.779           84 months                  Fixed term, fixed rate             1,000           7,641          5.03
    6.194           60 through 120 months      Fixed term, fixed rate             1,000             549          0.36
                                                                                               --------        ------
                    TOTAL                                                                      $152,059(2)     100.00
                                                                                               ========        ======

__________________
(1) This deposit product allows the depositor to elect to adjust the interest rate paid once during the initial term of the deposit to the then prevailing rate.
(2) Table excludes escrow accounts totalling $340,000 at December 31, 1997.

     The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts offered by the Bank between the dates indicated.

                                    BALANCE   PERCENT              BALANCE    PERCENT              BALANCE    PERCENT
                                       AT        OF       INCR.       AT         OF       INCR.       AT         OF       INCR.
                                    12/31/97  DEPOSITS   (DECR)    12/31/96   DEPOSITS   (DECR)    12/31/95   DEPOSITS   (DECR)
                                    --------  --------  --------   --------   --------  --------   --------   --------  --------
                                                                                               (IN THOUSANDS)
Club accounts...................    $    792     0.52%  $    131   $    661      0.42%  $    110   $    551       0.3%  $    (67)
Noninterest accounts............       7,644     5.03        303      7,341      4.63        129      7,212       4.6      1,124
NOW accounts....................      13,306     8.75        224     13,082      8.24        917     12,165       7.7       (912)
Passbooks.......................      63,145    41.53     (1,828)    64,973     40.94     (5,495)    70,468      44.6     (7,027)
Money market deposit accounts...         113     0.07        (61)       174      0.11        (78)       252       0.2       (532)
Time deposits which mature:
 Within 12 months...............      38,860    25.56    (14,075)    52,935     33.36     15,011     37,924      24.0     10,762
 Within 12-36 months............      22,611    14.87      7,679     14,933      9.41     (5,968)    20,901      13.2     (1,977)
 Beyond 36 months...............       5,588     3.67        990      4,598      2.90     (3,914)     8,512       5.4        850
                                    --------   ------   --------   --------     -----   --------   --------     -----   --------

   Total........................    $152,059   100.00%  $ (6,637)  $158,697     100.0%  $    712   $157,985     100.0%  $  2,221
                                    ========   ======   ========   ========     =====   ========   ========     =====   ========
                                    BALANCE    PERCENT                BALANCE
                                       AT         OF        INCR.        AT
                                    12/31/94   DEPOSITS    (DECR)     12/31/93
                                    --------   --------   --------    --------
Club accounts...................    $    618       0.4%   $    304    $    314
Noninterest accounts............       6,088       3.9       1,056       5,032
NOW accounts....................      13,077       8.4       6,208       6,869
Passbooks.......................      77,495      49.8       8,911      68,584
Money market deposit accounts...         784       0.5         546         238
Time deposits which mature:
 Within 12 months...............      27,162      17.4       9,104      18,058
 Within 12-36 months............      22,878      14.7      15,718       7,160
 Beyond 36 months...............       7,662       4.9      (1,427)      9,089
                                    --------     -----    --------    --------
   Total........................    $155,764(1)  100.0%   $ 40,420    $115,344
                                    ========     =====    ========    ========

------------------
(1) Table excludes escrow accounts totalling $340,000 at December 31, 1997.

     The following table sets forth the certificates of deposit in the Bank classified by rates as of the dates indicated:

                                                        AT DECEMBER 31,
                                          ------------------------------------------
                                            1997        1996       1995       1994
                                          -------     --------    -------   --------
                                                        (IN THOUSANDS)
RATE
----
3.00% or less..........................  $    139    $    180    $    274   $    136
3.01 - 4.99%...........................     7,253      10,665       3,601     24,210
5.00 - 6.99%...........................    55,228      57,128      58,313     28,010
7.00 - 8.99%...........................     4,552       4,667       5,347      5,009
9.00 - 10.99%..........................        --          --          53        337
                                         --------    --------    --------   --------
                                         $ 67,172    $ 72,640    $ 67,588   $ 57,702
                                         ========    ========    ========   ========

     The following table sets forth the amount and maturities of certificates of deposit at December 31, 1997.

                                             ---------------------------------------------------------------------
                                                                       AMOUNT DUE
                                             LESS THAN       1-2         2-3       3-4      4-5    AFTER 5
                                              ONE YEAR      YEARS       YEARS     YEARS    YEARS    YEARS   TOTAL
                                             ----------   ---------   --------  -------- -------  -------- -------
                                                                      (IN THOUSANDS)
RATE
3.00% or less.............................   $   139      $    --     $   --    $   --   $   --   $   --   $   139
3.01 - 3.99%..............................         6           10         --        --       --       --        16
4.00 - 4.99%..............................     6,475          755          6        --       --       --     7,237
5.00 - 5.99%..............................    27,770       14,113      2,609     1,645      549    1,454    48,140
6.00 - 6.99%..............................     1,927        1,412      2,498       289      732      230     7,088
7.00 - 7.99%..............................        --        3,669         --        --               764     4,433
8.00% and above...........................        --          119         --        --       --       --       119
                                             -------      -------     ------    ------   ------   ------   -------
                                             $36,317      $20,078     $5,113    $1,934   $1,281   $2,448   $67,172
                                             =======      =======     ======    ======   ======   ======   =======

     The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 1997.

                                                                                    CERTIFICATES
                                                                                     OF DEPOSIT
                                                                                     OF $100,000
          REMAINING MATURITY                                                           OR MORE
          ------------------                                                        ---------------
                                                                                    (IN THOUSANDS)
          Three months or less................................................         $  1,768
          Three through six months............................................            1,535
          Six through twelve months...........................................            2,010
          Over twelve months..................................................            3,142
                                                                                       --------
             Total............................................................         $  8,455
                                                                                       ========

     The following table sets forth the net changes in the deposit activities of the Bank for the periods indicated:

                                                                                             AT DECEMBER 31,
                                                                                ------------------------------------------
                                                                                  1997        1996      1995       1994
                                                                                --------    --------   --------  ---------
                                                                                             (IN THOUSANDS)

Balance at beginning of period................................................  $158,697    $157,985   $155,764   $115,344
Net deposits (withdrawals)....................................................   (12,920)     (5,611)    (4,034)    35,727
Interest credited.............................................................     6,283       6,323      6,255      4,693
                                                                                --------    --------   --------   --------
Ending balance................................................................   152,060     158,697    157,985    155,764
                                                                                --------    --------   --------   --------
Net increase (decrease) in deposits...........................................  $ (6,637)   $    712   $  2,251   $ 40,420
                                                                                ========    ========   ========   ========

BORROWINGS

     Savings deposits are the primary source of funds of the Bank's lending and investment activities and for its general business purposes. At December 31, 1997, the Bank had $7.9 million in funds obtained from repurchase agreements outstanding, $5.8 million in an overnight line of credit, and $4.5 million in term advances. The Bank is a member of the Federal Home Loan Bank System.

     The following table summarizes the outstanding balance of short-term borrowing of the Bank for the years indicated.


                                             AT DECEMBER 31,
                                         ------------------------
                                           1997     1996    1995
                                         --------  -------  -----
                                              (In thousands)
Overnight Line of Credit                 $ 5,750   $   --   $  --
Term borrowings (original term)
 90 days or less                           7,942    7,610      --
 1 year                                    3,550       --      --
 2 year                                    1,000       --      --
                                         -------   ------   -----
   Balance at end of period              $18,242   $7,610   $  --
                                         =======   ======   =====

Daily average during the year             10,212    1,472      --
Maximum month-end balance                 18,892    7,610      --
Weighted average rate during the year       5.92%    5.90%     --
Year-end average rate                       5.84%    5.47%     --

PERSONNEL

     As of December 31, 1997, the Bank had 59 full-time and 18 part-time employees. None of the Bank's employees is represented by a collective bargaining group. The Bank believes its relationship with its employees to be good.

REGULATION AND SUPERVISION

GENERAL

     The Bank is a New York State chartered stock savings bank and its deposit accounts are insured up to applicable limits by the FDIC. The Bank is subject to extensive regulation by the State of New York Banking Department (the "Department") as its chartering agency, and by the FDIC, as the deposit insurer. The Bank must file reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as establishing branches and mergers with, or acquisitions of, other depository institutions. There are periodic examinations by the Department and the FDIC to assess the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank may engage, and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

Any change in such regulation, whether by the Department, the FDIC or through legislation, could have a material adverse impact on the Holding Company, the Bank, and their operations and stockholders. The Company is also required to file certain reports with, and otherwise comply with the rules and regulations of, the FRB and the Department and the FDIC which administers the provisions of the Securities Exchange Act of 1934. Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein.

     The exercise by an FDIC-insured savings bank of the lending and investment powers of a savings bank under the New York State Banking Law is limited by FDIC regulations and other federal law and regulations. In particular, the applicable provisions of New York State Banking Law and regulations governing the investment authority and activities of an FDIC insured state-chartered savings bank have been substantially limited by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the FDIC regulations issued pursuant thereto.

     The Bank derives its lending, investment and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Banking Department, as limited by FDIC regulations. Under these laws and regulations, savings banks, including the Bank, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies, certain types of corporate equity securities and certain other assets. Under the statutory authority for investing in equity securities, a savings bank may invest up to 7.5% of its assets in corporate stock, with an overall limit of 5% of its assets invested in common stock. Investment in the stock of a single corporation is limited to the lesser of 2% of the outstanding stock of such corporation or 1% of the savings bank's assets, except as set forth below. Such equity securities must meet certain earnings ratios and other tests of financial performance. A savings bank's lending powers are not subject to percentage of assets limitations, although there are limits applicable to single borrowers. A savings bank may also, pursuant to the "leeway" power, make investments not otherwise permitted under the New York State Banking Law. This power permits investments in otherwise impermissible investments of up to 1% of assets in any single investment, subject to certain restrictions and to an aggregate limit for all such investments of up to 5% of assets. Additionally, in lieu of investing in such securities in accordance with and reliance upon the specific investment authority set forth in the New York State Banking Law, savings banks are authorized to elect to invest under a "prudent person" standard in a wider range of debt and equity securities as compared to the types of investments permissible under such specific investment authority. However, in the event a savings bank elects to utilize the "prudent person" standard, it will be unable to avail itself of the other provisions of the New York State Banking Law and regulations which set forth specific investment authority. The Bank has not elected to conduct its investment activities under the "prudent person" standard. A savings bank may also exercise trust powers upon approval of the Department.

     New York State chartered savings banks may also invest in subsidiaries under their service corporation investment authority. A savings bank may use this power to invest in corporations that engage in various activities authorized for savings banks, plus any additional activities which may be authorized by the Banking Department. Investment by a savings bank in the stock, capital notes and debentures of its service corporations is limited to 3% of the bank's assets, and such investments, together with the bank's loans to its service corporations, may not exceed 10% of the savings bank's assets. Furthermore, New York banking regulations impose requirements on loans which a bank may make to its executive officers and directors and to certain corporations or partnerships in which such persons have equity interests. These requirements include, but are not limited to, requirements that (i) certain loans must be approved in advance by a majority of the entire board of directors and the interested party must abstain from participating directly or indirectly in the voting on such loan, (ii) the loan must be on terms that are not more favorable than those offered to unaffiliated third parties, and (iii) the loan must not involve more than a normal risk of repayment or present other unfavorable features.

     Under the New York State Banking Law, the Superintendent of Banks (the "Superintendent") may issue an order to a New York State chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. Upon a finding by the Department that any director, trustee or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Superintendent to discontinue such practices, such director, trustee or officer may be removed from office after notice and an opportunity to be heard. The Bank does not know of any past or current practice, condition or violation that might lead to any proceeding by the Superintendent or the Department against the Bank or any of its directors or officers.

     STANDARDS FOR SAFETY AND SOUNDNESS. FDICIA requires the federal bank regulatory agencies to prescribe regulatory standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; and (vi) compensation, fees and benefits. The compensation standards would prohibit employment contracts, compensation or benefit arrangements, stock option plans, fee arrangements or other compensatory arrangements that provide excessive compensation, fees or benefits or could lead to material financial loss. In addition the federal banking regulatory agencies are required to prescribe by regulation standards specifying: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; and (iii) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of depository institutions and depository institution holding companies. In November 1993, the federal banking agencies, including the FDIC, proposed regulations regarding the implementation of these standards.

     OTHER DEPOSIT INSURANCE REFORMS. FDICIA amended the FDI Act to prohibit insured depository institutions that are not well-capitalized from accepting brokered deposits unless a waiver has been obtained from the FDIC. Deposit brokers are required to register with the FDIC.

     CONSUMER PROTECTION PROVISIONS. FDICIA enacted consumer oriented provisions including a requirement of notice to regulators and customers for any proposed branch closing and provisions intended to encourage the offering of "lifeline" banking accounts and lending in distressed communities. FDICIA also requires depository institutions to make additional disclosures to depositors with respect to the rate of interest and the terms of their deposit accounts.

     UNIFORM LENDING STANDARD. Under FDICIA, the federal banking agencies are required to adopt uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Insured depository institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency

Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal banking regulators.

     The Interagency Guidelines, among other things, require depository institutions to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits: (i) for loans secured by undeveloped land, the supervisory loan-to-value limit is 65% of the value of the collateral; (ii) for land development loans, the supervisory limit is 75%; (iii) for loans for the construction of commercial, multi-family or other nonresidential property, the supervisory limit is 80%; (iv) for loans for the construction of one- to four- family properties, the supervisory limit is 85%; and (v) for loans secured by other improved property (e.g. farmland, commercial property and other income-producing property including non-owner-occupied, one- to four- family property) the supervisory limit is 85%.

     The Interagency Guidelines indicate that on a case-by-case basis it may be appropriate to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits, based on the support provided by other credit factors. The aggregate amount of loans in excess of the supervisory loan-to-value limits, however, should not exceed 100% of total capital and the total of such loans secured by commercial, agricultural, multi-family and other non-one- to four- family residential properties should not exceed 30% of total capital.

     The supervisory loan-to-value limits do not apply to certain categories of loans including loans insured or guaranteed by the United States Government and its agencies or by financially capable state, local or municipal governments or agencies, loans backed by the full faith and credit of state governments, loans that are to be sold promptly after origination without recourse to a financially responsible party, loans that are renewed, refinanced or restructured in connection with a workout, loans to facilitate sales of real estate acquired by the institution in the ordinary course of collecting a debt previously contracted and loans where the real estate is not the primary collateral.

INSURANCE OF DEPOSIT ACCOUNTS

     The Bank is a member of the Bank Insurance Fund ("BIF"). The BIF has achieved the required reserve ratio of 1.25% of insured reserve deposits. At December 31, 1997 the Bank held $24.6 million in deposits which are insured by the Savings Association Insurance Fund. The Bank paid $33,000 in federal deposit insurance premiums for the fiscal year ended December 31, 1997, as compared to $236,000 in 1996.

     Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance. At December 31, 1997, the Bank's capital exceeded the capital requirements imposed by the FDIC.

CAPITAL MAINTENANCE

     The FDIC has issued regulations that require BIF-insured banks, such as the Bank, to maintain minimum levels of capital. The regulations establish a minimum leverage capital ratio requirement of not less than 3.0% for banks in the strongest financial and managerial condition, with a CAMEL Rating of 1 (the highest examination rating of the FDIC for banks). For all other banks, the minimum leverage capital requirement is 3% plus additional capital of at least 100 to 200 basis points. Core capital (also referred to as "Tier 1 capital") is comprised of the sum of common stockholders' equity, non-cumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than qualifying servicing rights).

     The FDIC also requires that savings banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 8% and core capital to risk-weighted assets of at least 4%. In determining the amount of risk-weighted assets, all assets, plus certain off-balance sheet items, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or off-balance sheet item. The components of core capital are equivalent to those discussed above under the leverage capital ratio requirement. The components of supplementary capital currently include cumulative perpetual preferred stock, perpetual preferred stock, mandatory convertible securities, subordinated debt, intermediate preferred stock and allowance for possible loan and lease losses. Allowance for possible loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.

LOANS-TO-ONE-BORROWER LIMITATIONS

     With certain limited exceptions, a New York State chartered savings bank may not make unsecured loans or extend credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of the bank's net worth. In addition, the Bank may make secured loans or extensions of credit to a single borrower which aggregate 25% of the Bank's net worth provided that the underlying collateral is valued in an amount equal to at least 10% of the Bank's net worth. The Bank currently complies with all applicable loans-to-one-borrower limitations.

COMMUNITY REINVESTMENT ACT

     Federal Regulation. Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") amended the CRA to require, effective July 1, 1990, public disclosure of an institution's CRA rating and require the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system which replaced the five-tiered numerical rating system.

     New York State Regulation. The Bank is also subject to provisions of the New York State Banking Law which impose continuing and affirmative obligations upon banking institutions organized in New York State to serve the credit needs of its local community ("NYCRA") which are substantially similar to those imposed by the CRA. Pursuant to the NYCRA, a bank must file an annual NYCRA report and copies of all federal CRA reports with the Banking Department. The NYCRA requires the Banking Department to make an annual written assessment of a bank's compliance with the NYCRA, utilizing a four-tiered rating system, and make such assessment available to the public. The NYCRA also requires the Superintendent to consider a bank's NYCRA rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of any such application. At December 31, 1997, the Bank complied with its NYCRA requirements.

     The Bank's CRA rating as of its latest examination was satisfactory.

FEDERAL RESERVE SYSTEM

     Under Federal Reserve Board regulations, the Bank is required to maintain noninterest-earning reserves against its transaction accounts (primarily NOW and regular checking accounts). At December 31, 1997, the Bank complied with these requirements.

HOLDING COMPANY REGULATION

     The Company is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company is subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for the Bank. The Company's consolidated capital exceeds these requirements.

     A bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services: (iii) providing securities brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the FRA on any extension of credit to the bank holding company or its subsidiaries, and on the acceptance of stocks or securities of such holding company or its subsidiaries as collateral, and on the acceptance of such stocks or securities as collateral for loans. In addition, related provisions of the FRA and FRB regulations limit the amount of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal stockholders of the Bank, the Company, any subsidiary of the Company and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with the Company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

     The Company and the Bank will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management of the Company to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of the Company.

     NEW YORK STATE BANK HOLDING COMPANY REGULATION. In addition to the federal bank holding company regulations, a bank holding company organized or doing business in New York State also may be subject to regulation under the New York State Banking Law. The term "bank holding company," for the purposes of the New York State Banking Law, is defined generally to include any person, company or trust that directly or indirectly either controls the election of a majority of the directors or owns, controls or holds with power to vote more than 10% of the voting stock of a bank holding company or, if the Company is a banking institution, another banking institution, or 10% or more of the voting stock of each of two or more banking institutions. In general, a bank holding company controlling, directly or indirectly, only one banking institution will not be deemed to be a bank holding company for the purposes of the New York State Banking Law. Under New York State Banking Law, the prior approval of the Banking Department is required before: (1) any action is taken that causes any company to become a bank holding company; (2) any action is taken that causes any banking institution to become or be merged or consolidated with a subsidiary of a bank holding company; (3) any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of a banking institution; (4) any bank holding company or subsidiary thereof acquires all or substantially all of the assets of a banking institution; or (5) any action is taken that causes any bank holding company to merge or consolidate with another bank holding company. Additionally, certain restrictions apply to New York State bank holding companies regarding the acquisition of banking institutions which have been chartered five years or less and are located in smaller communities. Officers, directors and employees of New York State bank holding companies are subject to limitations regarding their affiliation with securities underwriting or brokerage firms and other bank holding companies and limitations regarding loans obtained from its subsidiaries. Although the Company will not be a bank holding company for purposes of New York State law, any future acquisition of ownership, control, or the power to vote 10% or more of the voting stock of another bank or bank holding company would cause it to become such.

FEDERAL AND STATE TAXATION

     FEDERAL TAXATION. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company or the Bank.

     BAD DEBT RESERVES. Prior to the 1996 Act, the Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at the Bank's taxable income. As a result of the 1996 Act, the Bank must use the specific charge off method in computing its bad debt deduction beginning with its 1996 Federal tax return. In addition, the federal legislation requires the recapture (over a six year period) of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.

     TAXABLE DISTRIBUTIONS AND RECAPTURE. Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income should the Bank fail to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should the Bank make certain non-dividend distributions.

     MINIMUM TAX.   The Code imposes an alternative minimum tax ("AMT") at a
rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI"). The AMT is payable to the extent such AMTI is in excess of an exemption amount. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Bank has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.

     NET OPERATING LOSS CARRYOVERS. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 5, 1997. At December 31, 1997, the Bank had no net operating loss carryforwards for federal income tax purposes.

     The Internal Revenue Service has examined the federal income tax return for the fiscal year ended 1992; the fiscal year-end tax returns for 1991, 1993, 1994 and 1995 remain open. See Note 12 to the Financial Statements.

STATE TAXATION

     NEW YORK TAXATION. The Bank is subject to the New York State Franchise Tax on Banking Corporations in an annual amount equal to the greater of (i) 9% of the Bank's "entire net income" allocable to New York State during the taxable year, or (ii) the applicable alternative minimum tax. The alternative minimum tax is generally the greater of (a) 0.01% of the value of the Bank's assets allocable to New York State with certain modifications, (b) 3% of the Bank's "alternative entire net income" allocable to New York State, or (c) $250.
Entire net income is similar to federal taxable income, subject to certain modifications (including the fact that net operating losses cannot be carried back or carried forward) and alternative entire net income is equal to entire net income without certain modifications.

     DELAWARE STATE TAXATION. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

ITEM 2.   PROPERTIES
--------------------

     The Bank conducts its business through its main office located in Oswego, New York, and four full service branch offices located in Oswego County. The following table sets forth certain information concerning the main office and each branch office of the Bank at December 31, 1997. The aggregate net book value of the Bank's premises and equipment was $3.7 million at December 31, 1997. For additional information regarding the Bank's properties, see Note 5 to Notes to Financial Statements.

LOCATION                   OPENING DATE  OWNED/LEASED   ANNUAL RENT
--------                   ------------  -------------  -----------
Main Office                  1874           Owned             --
-----------
214 West First Street
Oswego, New York  13126

Plaza Branch                 1989           Owned (1)         --
------------
Route 104, Ames Plaza
Oswego, New York  13126

Mexico Branch                1978           Owned             --
-------------
Norman & Main Streets
Mexico, New York  13114

Oswego East Branch           1994           Owned             --
------------------
34 East Bridge Street
Oswego, New York  13126

Fulton Branch                  1994         Owned           --
-------------
114 Oneida Street
Fulton, New York  13068

_____________________________
(1) The property is owned; the underlying land is leased.


ITEM 3.   LEGAL PROCEEDINGS
---------------------------

     There are various claims and lawsuits to which the Company is periodically involved incident to the Company's business. In the opinion of management, such claims and lawsuits in the aggregate are immaterial to the Company's consolidated financial condition and results of operations.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-------------------------------------------------------------

     No matters were submitted to a vote of stockholders during the fourth quarter of the year under report.

                                    PART II

ITEM 5.   MARKET FOR COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS
-------------------------------------------------------------------------------

     The "Market for Common Stock" section of the Company's Annual Report to Stockholders is incorporated herein by reference.


ITEM 6.   SELECTED FINANCIAL DATA
---------------------------------

     The selected financial information for the year ended December 31, 1997 is filed as part of the Company's Annual Report to Stockholders and is incorporated by reference.


ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
-------------------------------------------------------------------------
          RESULTS OF OPERATIONS
          ---------------------

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Company's Annual Report to Stockholders is incorporated herein by reference.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------

     The information required by this item is set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report to Stockholders which is incorporated herein by reference.


ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-----------------------------------------------------

  The financial statements are contained in the Company's Annual Report to Stockholders and are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
-------------------------------------------------------------------------
          FINANCIAL DISCLOSURE
          --------------------

  None.

                                   PART III
                                   --------


ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
---------------------------------------------------------

     (a) Information concerning the directors of the Company is incorporated by reference hereunder in the Company's Proxy Materials for the Annual Meeting of Stockholders.

     (b) Set forth below is information concerning the Principal Officers of the Company.

     NAME                AGE        POSITIONS HELD WITH THE COMPANY
---------------------    ---   ----------------------------------------
Chris C. Gagas            67   Chairman of the Board, President  and Chief
                               Executive Officer

Anita J. Austin           48   Internal Auditor

Melissa A. Dashnau        40   Vice President, Secretary

James A. Dowd, CPA        30   Controller

Edgar J. Manwaring        52   Vice President--Lending

Gregory L. Mills          37   Vice President, Director of Marketing, Branch
                               Administrator

W. David Schermerhorn     37   Executive Vice President-Lending

Thomas W. Schneider       37   Executive Vice President and Chief Financial
                               Officer

Barry S. Thompson         43   Senior Vice President, Compliance Officer and
                               Security Officer

ITEM 11.  EXECUTIVE COMPENSATION
--------------------------------

     Information with respect to management compensation and transactions required under this item is incorporated by reference hereunder in the Company's Proxy Materials for the Annual Meeting of Stockholders under the caption "Compensation".

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
------------------------------------------------------------------------

     The information contained under the sections captioned "Stock Ownership of Management" is incorporated by reference to the Company's Proxy Materials for its Annual Meeting of Stockholders.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------

     The information required by this item is set forth under the caption "Certain Transactions" in the Definitive Proxy Materials for the Annual Meeting of Stockholders and is incorporated herein by reference.

                                    PART IV
                                    -------


ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K
--------------------------------------------------------------------------

     (a)(1) Financial Statements
            --------------------

 The exhibits and financial statement schedules filed as a part of this Form 10-K are as follows:

             (A) Independent Auditors' Report;

             (B) Consolidated Statements of Condition - December 31, 1997
                 and 1996.

             (C) Consolidated Statements of Income - years ended December 31,
                 1997, 1996 and 1995;


             (D) Consolidated Statements of Stockholders' Equity - years ended
                 December 31, 1997, 1996 and 1995

             (F) Consolidated Statements of Cash Flows - years ended December
                 31, 1997, 1996 and 1995; and


             (G) Notes to Consolidated Financial  Statements.

     (a)(2) Financial Statement Schedules
            -----------------------------

     All financial statement schedules have been omitted as the required information is inapplicable or has been included in the Notes to Consolidated Financial Statements.

     (b)    Reports on Form 8-K
            -------------------

     The Company has not filed a Current Report on Form 8-K during the fourth quarter of the fiscal year ended December 31, 1997.


     (c)    Exhibits
            --------
     3.1               Certificate of Incorporation of Pathfinder Bancorp, Inc.
                       Incorporated herein by reference to the Company's registration statement on S-4, file no. 333-36051 (the " S-4")

     3.2 Bylaws of Pathfinder Bancorp, Inc. (Incorporated herein by reference to the Company's S-4

     4                 Form of Stock Certificate of Pathfinder Bancorp, Inc.
                       Incorporated by reference to the Company's S-4

     10.1 Form of Oswego City Savings Bank 1997 Stock Option Plan Incorporated by reference to the Company's S-4

     10.2 Form of Oswego City Savings Bank 1997 Recognition and Retention Plan Incorporated by reference to the Company's S-4

     10.3 Employment Agreement between the Bank and Chris C. Gagas, President and Chief Executive Officer Incorporated by reference to the Company's S-4

     10.4              Employment Agreement between the Bank and Thomas W.
                       Schneider, Vice President and Chief Financial Officer Incorporated by reference to the Company's S-4

     10.5 Employment Agreement between the Bank and W. David Schermerhorn, Vice President - Loan Administration Incorporated by reference to the Company's S-4

     13                Annual Report to Stockholders

     21                Subsidiaries of Company

     27                Financial Data Schedule

                                  SIGNATURES

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              PATHFINDER BANCORP, INC.


Date:     March 30, 1998              By:  /s/ Chris C. Gagas
                                           -------------------------------------

                                           Chris C. Gagas
                                           President and Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



By:/s/ Chris C. Gagas                 By:/s/ Thomas W.Schneider
   --------------------------------      ------------------------------------
   Chris C. Gagas, President,                 Thomas W. Schneider, Executive
   Chief Executive Officer and                Vice President and Chief
   Chairman of the Board                      Financial Officer (Principal
  (Principal Executive Officer)               Financial Officer)

Date:  March 30, 1998                    Date:  March 30, 1998

By:/s/ James A. Dowd                     By:/s/ Chris R. Burritt
   --------------------------------         ---------------------------------
   James A. Dowd, Controller                Chris R. Burritt, Director
   (Principal Accounting Officer)

Date:  March 30, 1998                    Date: March 30, 1998

By:/s/ Bruce E. Manwaring                By:/s/ Raymond W. Jung
   --------------------------------         ---------------------------------
   Bruce E. Manwaring., Director            Raymond W. Jung,  Director

Date:  March 30, 1998                    Date:  March 30, 1998

By:/s/ L. William Nelson, Jr.            By:/s/Victor S. Oakes
   --------------------------------         ---------------------------------
   L. William Nelson, Jr., Director         Victor S. Oakes, Director

Date:  March 30, 1998                    Date: March 30, 1998


By:/s/ Lawrence W. O'Brien               By:/s/ Corte J. Spencer
   --------------------------------         ---------------------------------
   Lawrence W. O'Brien, Director            Corte J. Spencer, Director

Date:  March 30, 1998                    Date: March 30, 1998

By:/s/ Janette Resnick
   --------------------------------
   Janette Resnick, Director

Date:  March 30, 1998

                                 EXHIBIT INDEX
                                 -------------


     3.1            Certificate of Incorporation of Pathfinder Bancorp, Inc.
                    Incorporated herein by reference to the Company's registration statement on S-4, file no. 333-36051 (the "S-4")

     3.2 Bylaws of Pathfinder Bancorp, Inc. (Incorporated herein by reference to the Company's S-4

     4              Form of Stock Certificate of Pathfinder Bancorp, Inc.

     10.1 Form of Oswego City Savings Bank 1997 Stock Option Plan Incorporated by reference to the Company's S-4

     10.2 Form of Oswego City Savings Bank 1997 Recognition and Retention Plan Incorporated by reference to the Company's S-4

     10.3 Employment Agreement between the Bank and Chris C. Gagas, President and Chief Executive Officer Incorporated by reference to the Company's S-4


     10.4           Employment Agreement between the Bank and Thomas W.
                    Schneider, Vice President and Chief Financial Officer Incorporated by reference to the Company's S-4

     10.5 Employment Agreement between the Bank and W. David Schermerhorn, Vice President - Loan Administration Incorporated by reference to the Company's S-4

     13             Annual Report to Stockholders

     21             Subsidiaries of Company

     27             Financial Data Schedule

                                  EXHIBIT 13

                         ANNUAL REPORT TO STOCKHOLDERS

TABLE OF CONTENTS
Letter to Shareholders                                       1
Progressive, Supportive, Reliable
Financial Highlights                                         2
Management Discussion and Analysis                           3
Independent Auditors' Report.
Financial Statements
Statements of Conditions                                    19
Statements of Income                                        20
Statements of Changes in Shareholders' Equity               21
Statements of Cash Flows                                    22
Notes to Financial Statements                               23
Officers, Directors and Managers                            35
Services and Shareholder Information                        36

It is with great pleasure that we present the Annual Report of Pathfinder Bancorp, Inc., the newly-formed Stock Holding Company for Oswego City Savings Bank, to our Shareholders. As we mature as a publicly owned Company, we continue our tradition of growth and success.

The most significant change for your Bank was Shareholder approval for the reorganization of your Bank into PATHFINDER BANCORP, INC., a Mid-Tier Holding Company. This new form of organization will afford your Bank the expanded ability to conduct broader activities. As a result of this advancement, our stock is now registered as PATHFINDER BANCORP, INC. and can be found on the NASDAQ SmallCap stock market listing as PathBcp s.

One of the many measures for the success of any investment is Total Return - or the return to the investor, including stock price appreciation and dividends. In recognition of the price appreciation and the desire to make more shares available to the public, your Board of Directors on January 25, 1998 declared a 3 for 2 stock split payable February 5, 1998. The Bank not only placed in the top 25 in the nation among Thrift Stocks for Total Return of 225% but, in fact, we were number 3. In June 1997, the Bank increased the dividend to stockholders by 40%.

Recognition of the efforts and the impact of individuals on our overall performance was manifested in the promotion of Thomas Schneider and David Schermerhorn as Executive Vice Presidents of your Bank. Tom continues as Chief Financial Officer and David as the head of the Loan Department.

In September 1997, a Definitive Agreement was signed with Oswego County Savings Bank whereby Oswego County Savings Bank will be merged into your Bank. We are in the process of filing the necessary applications with the regulatory agencies and anticipate the successful completion by early Fall 1998. This is a very forward move and most appropriate for the Banks and the community. Your Bank will grow in size to over $300 million in assets and eight offices as a result. The benefits realized should manifest many times over in the future.

In our 139th year, we continue to offer the latest in financial services in an efficient and customer-friendly manner. Again this year, we increased our electronic banking facilities with the addition of an ATM at the newly-opened Dunkin Donuts in Pulaski, N.Y. Our Loan Department has increased the scope and size of its portfolio in every category including the origination of mortgages with the intent to sell into the secondary market. Some of the new products developed include an E-Z open CD which is our way of offering the benefits of higher interest rates to people desirous of participating but not having the necessary amount of money to begin. With as little as $25/month, an E-Z open CD grows and the interest rate increases from the Regular Passbook rate plus 1% as succeeding levels of deposit are attained.

Continuing our commitment to the economic well being of our community, your Bank was recognized twice in 1997 - once by the Greater Oswego Chamber of Commerce for our commitment to economic development and, again, as "The People's Choice" as the best all around Bank by popular vote of the people conducted by The Palladium-Times, our daily newspaper.

1998 represents our 150th year as a City (sesquicentennial) and our 139th year as a State Chartered financial institution. We are proud to present the financial details in this Annual Report which reflect our operating results and our financial condition for the fiscal year ended December 3l, 1997. Total assets increased $6.8 million to $196.8 million, while Shareholder's equity grew to $23.6 million. Net income for the year was $1.9 million, an increase of $583,000 or 45.8%.

While 1997 was a very successful year by all measures, we look forward to continuing our long record of achievement in 1998. We reaffirm our commitment to creating enhanced value for our Shareholders, employees, customers, and the communities we serve. Our goals in 1998 include continued growth in assets, expansion of products and services, increased employee and customer pride, and maximum return for our Shareholders. We are confident of our success in the next year.

                         Sincerely,



                         Chris C. Gagas
                         Chairman, President & CEO

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Oswego City Savings Bank ("City Savings") and its existing mutual holding company into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a Delaware chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, Pathfinder Bancorp, MHC, City Savings' existing mutual holding company, will own a majority of the common stock of the new stock holding company (Pathfinder Bancorp,Inc., which will own 100% of the common stock of Oswego City Savings Bank). On December 30, 1997, the Reorganization was implemented pursuant to the Agreement and Plan of Reorganization approved by the City Savings' stockholders and regulatory authorities. Pursuant to the Reorganization, each share of City Savings' common stock held by existing stockholders of City Savings was exchanged for a share of common stock of Pathfinder Bancorp, Inc.. The Reorganization of City Savings was structured as a tax-free reorganization and accounted for in a manner similar to a pooling of interests.

As of December 31, 1997, the company's total assets and shareholders' equity were $196.8 million and $23.6 million, respectively.
Pathfinder Bancorp, Inc.'s common stock currently trades on the NASDAQ SmallCap Stock Market under the symbol "PBHC".

                                                       1997       1996       1995       1994       1993
---------------------------------------------------------------------------------------------------------------

FOR THE YEAR (In Thousands)

  Interest Income                                  $ 14,168   $ 13,213   $ 12,205   $ 10,443   $  9,858

  Interest Expense                                    6,892      6,414      6,259      4,697      4,062

  Net Interest Income                                 7,276      6,799      5,946      5,746      5,796

  Net Income                                          1,854      1,272        990      1,146      1,802

PER COMMON SHARE (b)

  Net Income:

     Basic and diluted                                 0.66       0.68       0.10         NA         NA

     Book Value                                        8.40       7.22       7.00         NA         NA

  Cash dividends declared                              0.26       0.20       0.00         NA         NA

  Stock Price:

     IOP                                                ---        ---       5.00

     High                                             20.00      7.083      7.167         NA         NA

     Low                                              6.250      5.333      5.583         NA         NA

     Close                                            20.00      6.250       7.00         NA         NA

YEAR END (In Thousands)

  Total assets                                     $196,770   $189,937   $180,752   $170,715   $129,270

  Interest-earning deposits at

     other financial institutions                        --      1,550      8,200     13,627      7,962

  Investment securities                              33,663     36,673     44,932     48,135     33,776

  Mortgage-backed securities                         23,158     22,829      7,953        992      1,408

  Loans Receivable, net:

     Real estate                                    109,543     99,047     91,023     83,563     74,150

     Consumer and other                              10,495      9,695      9,126      6,105      4,663

       Total loans receivable, net                  120,038    108,742    100,149     89,668     78,813

  Intangible assets                                   3,605      3,921      4,236      4,552         --

  Deposits                                          152,399    158,998    158,324    155,764    115,344

  Borrowed funds                                     18,242      7,610         --         --         --

  Notes Payable ESOP                                    430        486        425         --         --

  Equity                                             23,583     21,390     20,751     13,990     12,953

SELECTED PERFORMANCE RATIOS

  Return on average assets                             0.97%      0.69%      0.56%      0.74%      1.40%

  Return on average equity                             8.35       6.09       6.31       8.20      14.99

  Return on tangible equity                            9.28       7.28       5.99      12.14      13.91

  Dividend payout ratio                               26.19      29.37         --        N/A        N/A

  Average equity to average assets                    11.59      11.32       8.74       9.00       9.33

  Equity to total assets                              11.98      11.26      11.47       8.19      10.02

  Net interest rate spread                             3.98       3.88       3.72       4.01       4.68

  Non interest expense to total assets                 2.94       2.82       2.94       2.83       2.72

  Nonperforming loans to

     net loans receivable                              1.28       2.05       0.92       1.24       1.00

  Nonperforming assets to

     total assets                                      1.17       1.54       0.83       1.01       1.24

  Allowance for loan losses

     to net loans receivable                           0.69       0.83       0.35       0.35       0.36

  Number of full service offices                          5          5          5          5          3

  (a) Earnings per share for 1995 are based on the period from November 15, 1995 to December 31, 1995.

  (b) Per Common Share data has been retroactively restated to reflect the three for two stock split paid on February 6, 1988 to Shareholders of record on January 26, 1988.

GENERAL

Throughout the Management's Discussion and Analysis the term, "the Bank", refers to the consolidated entity of Pathfinder Bancorp, Inc. and Oswego City Savings Bank. At December 31, 1997, Pathfinder Bancorp, Inc.'s only business was the 100% ownership of Oswego City Savings Bank.

When used in this Annual Report the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expression are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market areas and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Bank wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Bank wishes to advise readers that the factors listed above could affect the Bank's financial performance and could cause the Bank's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Bank does not undertake, and specifically declines any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The Bank's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage loans, investment securities and other loans, and its cost of funds consisting of interest paid on deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as by the amount of non interest income, including income from fees and service charges, net gains and losses on sales of securities, and non interest expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, data processing costs and income taxes. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank. In particular, the general level of market rates tends to be highly cyclical.

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Oswego City Savings Bank ("City Savings") and its existing mutual holding company into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a Delaware chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, Pathfinder Bancorp, MHC, City Savings' existing mutual holding company, will own a majority of the common stock of the new stock holding company (Pathfinder Bancorp,Inc., which will own 100% of the common stock of Oswego City Savings Bank). On December 30, 1997, the Reorganization was implemented pursuant to the Agreement and Plan of Reorganization approved by the City Savings' stockholders and regulatory authorities. Pursuant to the Reorganization, each share of City Savings' common stock held by existing stockholders of City Savings was exchanged for a share of common stock of Pathfinder Bancorp, Inc.. The Reorganization of City Savings was structured as a tax-free reorganization and accounted for in a manner similar to a pooling of interests.

On September 5, 1997, the Board of Directors of the Bank, in conjunction with the Board of Trustees of Oswego County Savings Bank, a New York State chartered mutual savings bank headquartered in Oswego, New York, announced the adoption of a definitive merger agreement under which the banks will be combined. The proposed transaction is subject to regulatory approval, as well as approval of the shareholders of Pathfinder Bancorp, Inc.. The merger is expected to be completed prior to the end of 1998. As of December 31, 1997, Oswego County Savings Bank had total assets of approximately $112.1 million, deposits of $97.9 million and net worth of $11.2 million.

On January 13, 1998, the Board of Directors of Pathfinder Bancorp, Inc. declared a three for two stock split in the form of a dividend on the holdings company's outstanding common stock. The stock split was paid on February

5, 1998 to shareholders of record as of January 26, 1998. The stock split has been applied retroactively to all per share data reported in the financial statements presented in this report.

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Bank's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Left unresolved, the year 2000 issue could result in a system failure or miscalculations causing disruptions of operations including, but not limited to, a temporary inability to process transactions, calculate interest, or engage in similar normal business activities. In early 1997, the Bank formed a Year 2000 committee to address the issues surrounding the problem. The committee has adopted a policy statement and plan of action to identify, correct, test, and implement solutions to ensure that the Bank's systems are ready to process in the year 2000 and beyond. The policy statement comprises three phases: the assessment phase, the renovation phase, and the validation phase. During 1997, the Bank completed its assessment phase and has identified its computer and electronic software systems that will require modification or replacement. The committee has determined that the required changes are minimal, and that such changes will resolve the Bank's Year 2000 computer systems issues. Testing and implementation of solutions will continue through 1998 with a goal to be fully tested by December 31, 1998. The Bank will utilize both internal and external resources to program, replace, and test the software for Year 2000 modifications. The Bank is also communicating with its third party data processing vendors, as well as its significant suppliers and commercial customers, to determine the Bank's exposure should any of these parties fail to resolve their own significant Year 2000 issues. During 1998, the committee will evaluate the risk from these third parties and establish action plans to reduce or eliminate the risk. In some cases, the Bank will rely on third party information which may be inaccurate and unverifiable. Should third party entities, including Federal and State governments and agencies fail to resolve their own Year 2000 issues, an adverse effect on the Bank could result. The costs of the remedial actions and the date on which the Bank plans to complete the Year 2000 modifications, are based on management's best estimates and assumptions including the continued availability of third party services, their modification plans, and other factors. To date, the cost of the project has been minimal, and the Bank expects the total cost of completing the project to have no material affect on the Bank's results of operations and financial condition.

On March 29, 1996, Bennett Funding Group, Inc., headquartered in Syracuse, NY filed for Chapter 11 bankruptcy protection from its creditors. At March 29, 1996, Oswego City Savings Bank had credit extended on lease financing investments through Bennett Funding Group, Inc. and its affiliates of approximately $1.1 million, in the aggregate. In the third quarter of 1996, the Bank established a specific reserve for loan losses of $420,000 to cover potential losses associated with the Bennett lease investments. During 1996 and 1997 the Bank received payments totaling $470,000 and $356,000, respectively. These payments reduced the Bank's outstanding balance in related lease receivables to $319,000. This amount was charged off, in September 1997, against the previously established reserve of $420,000. Any future receipts of settlement funds, which are not expected to be significant, will be treated as loan loss allowance recoveries.

BUSINESS STRATEGY

The Bank's business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by emphasizing retail deposits as its primary source of funds and maintaining a substantial part of its assets in locally-originated residential first mortgage loans and in investment securities. Specifically, the Bank's business strategy incorporates the following elements: (i) operating as a community-oriented financial institution, maintaining a strong customer base; (ii) maintaining capital in excess of regulatory requirements; (iii) emphasizing investment in one-to-four family residential mortgage loans, and investment securities; and
(iv) maintaining a strong retail deposit base.

Highlights of the Bank's business strategy are as follows:

COMMUNITY-ORIENTED INSTITUTION. The Bank is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. The Bank believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Bank can be more effective in servicing its customers than many of its non-locally headquartered competitors because of the Bank's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Bank's ability to provide these services is enhanced by the stability of the Bank's senior management, which has an average tenure with the Bank of over 15 years.

Management believes that the following actions over the past four years have helped to enhance and preserve its' presence as a community bank: the 1994 acquisition of two branches of the former Columbia Federal Savings located in the cities of Oswego and Fulton (the "Acquisition"); the expansion of the Bank's small business lending services, the introduction of an investment services unit, the public offering and subsequent reorganization into the two-tier holding company structure to further enhance growth and independence, and the signing of a definitive merger agreement with Oswego County Savings Bank.

CAPITAL AND ASSET GROWTH. The Bank's net worth has increased from $13.0 million at December 31, 1993 to $23.6 million at December 31, 1997. The Bank's ratio of shareholders' equity to total assets was 12.0% at December 31, 1997. Total assets have increased by $67.5 million, or 52.2%, since December 31, 1993. The Bank's capital exceeds all regulatory capital requirements (see footnote # 13 of the consolidated financial statements for Pathfinder Bancorp, Inc.).

EMPHASIS ON RESIDENTIAL MORTGAGE LENDING AND INVESTMENT SECURITIES. Since its inception, the Bank has emphasized residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. Historically, the Bank has not been an active purchaser of loans or loan participations. To supplement local mortgage loan originations, the Bank invests in investment securities consisting primarily of investment grade corporate debt instruments, securities issued by the United States Government, state and municipal obligations, mutual funds, equity securities, and mortgage-backed securities. By investing in these types of assets, the bank reduces the credit risk of its asset base but must accept lower yields than would typically be available on commercial real estate loans and multi-family real estate loans.

At December 31, 1997, 91.2% of the Bank's total loan portfolio consisted of loans secured by real estate. In addition, at December 31, 1997, 28.9% of the Bank's total assets consisted of investment securities. Generally, the yield on mortgage loans originated by the Bank is greater than that of investment securities and mortgage-backed securities purchased by the Bank.

STRONG RETAIL DEPOSIT BASE. The Bank has a relatively strong retail base drawn from the five full-service offices in its market area. At December 31, 1997, 55.8% of the Bank's deposit base of $152.4 million consisted of core deposits, which included non-interest-bearing demand accounts, NOW accounts, passbook and club savings accounts and money market deposit accounts. In connection with the Acquisition, in 1994 the Bank assumed $42.3 million of deposit liabilities of which $24.5 million consisted of non-interest bearing checking, interest bearing checking and savings deposit accounts, and $17.8 million consisted of certificates of deposit. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Bank will continue to emphasize retail deposits by maintaining its network of full service offices, and providing depositors with a full range of accounts.

ASSET AND LIABILITY MANAGEMENT-INTEREST SENSITIVITY ANALYSIS

The extent to which such assets and liabilities are "interest rate sensitive" can be measured by an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and that amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Bank does not maintain in its portfolio fixed interest rate loans with terms exceeding 20 years. In addition, ARM loans are originated with terms that provide that the interest rate on such loans cannot adjust below the initial rate. Generally, the Bank tends to fund longer term loans and mortgage-backed securities with shorter term time deposits, repurchase agreements, and advances. The impact of this asset/liability mix creates an inherent risk to earnings in a rising interest rate environment. In a rising interest rate environment, the Bank's cost of shorter term deposits may rise faster than its earnings on longer term loans and investments. Additionally, the prepayment of principal on real estate loans and mortgage-backed securities tends to decrease as rates rise, providing less available funds to invest in the higher rate environment. Conversely, as interest rates decrease the prepayment of principal on real-estate loans and mortgage-backed securities tends to increase, causing the Bank to invest funds in a lower rate environment. The potential impact on earnings from this mismatch, is mitigated to a large extent by the size and stability of the Bank's savings accounts. Savings accounts have traditionally provided a source of relatively low cost funding that have demonstrated historically a low sensitivity to interest rate changes. The Bank generally matches a percentage of these, which are deemed core, against longer term loans and investments. In addition, the Bank has sought to extend the terms of its time deposits. In this regard, the Bank has on occasion offered certificates of deposits with three and four year terms which allow depositors to make a one-time election, at any time during the term of the certificate of deposit, to adjust the rate of the certificate of deposit to the then prevailing rate for a certificate of deposit with the same term. The Bank has further sought to reduce the term of a portion of its rate sensitive assets by originating one year ARM loans, five year/one year ARM loans (mortgage loans which are fixed rate for the first five years and adjustable annually thereafter), and by maintaining a relatively short term investment securities (original maturities of three to five years) portfolio with staggered maturities. The Bank manages its interest rate sensitivity by monitoring (through simulation and net present value techniques) the impact on it's GAP position, net interest income, and the market value of portfolio equity to changes in interest rates on its current and forecast mix of assets and liabilities. The Bank has an Asset-Liability Management Committee which is responsible for reviewing the Bank's assets and liability policies, setting prices and terms on rate-sensitive products, and monitoring and measuring the impact of interest rate changes on the Bank's earnings. The Committee meets monthly on a formal basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Bank does not have a targeted gap range, rather the Board of Directors has set parameters of percentage change by which net interest margin and the market value of portfolio equity are affected by changing interest rates. The Board and management deem these measures to be a more significant and realistic means of measuring interest rate risk. The results of these techniques are outlined below the GAP table.

At December 31, 1997, the total interest bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $13.8 million, representing a cumulative one-year gap ratio of a negative 7.04%.

GAP TABLE

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997, which are expected to reprice or mature based upon certain assumptions in each of the future time periods shown. The Bank has assumed that its passbook savings, NOW, and money market accounts which totalled $85.0 million at December 31, 1997 are withdrawn at the annual percentage rates set forth below. These withdrawal rates are based upon historical industry experience. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                  Amounts Maturing or Repricing
                                              Within    3 to 12     1 to 3     3 to 5   5 to 10   More than
                                            3 Months     Months      Years      Years     Years    10 Years     Total
------------------------------------------------------------------------------------------------------------------------------
                                                                     ( Dollars In Thousands)
  Interest-earning assets:
  Real estate loans:
  Residential one-to-four family:
  Market index ARM's                         $19,360   $ 18,131   $  6,555   $  3,801   $   579         --    $ 48,426
     Fixed rate                                  370      1,855      8,787      7,531    10,533      5,159      34,235
     Commercial and multi-family:
     ARM's                                     3,003      4,419      4,199        536        --         --      12,157
     Fixed                                       105        512      2,321      1,902     2,259        486       7,585

     Home equity fixed rate loans                101        325      1,040      1,360     2,517                  5,343
     Home equity line of credit                4,219         --         --         --        --         --       4,219
     Consumer loans                              347      1,229      2,271        428        16         --       4,291
     Commercial business loans                   396        888      3,512      1,676        --      2,888       6,472
     Mortgage-backed securities (1)            2,931      4,659      3,076      4,112     5,357      2,888      23,023
     Investment securities (1)                 5,532      8,104      4,589      2,990     9,429      1,893      32,537
     Interest earning deposits at other
       financial institutions                     --         --         --         --        --         --          --
        Total interest-earning assets        $36,364   $ 40,122   $ 36,350   $ 24,336   $30,690    $10,426    $178,288
------------------------------------------------------------------------------------------------------------------------------

  Interest-bearing liabilities:
     Passbook accounts                       $ 4,587   $ 14.629   $ 19,166   $ 25,555        --         --    $ 63,937
     NOW accounts                              2,536      6,586      4,524         --        --         --      13,646
     Money market accounts                       113         --         --         --        --         --         113
     Certificate accounts                     16,947     27,691     19,168      3,253        --         --      67,059
     Repurchase agreements                    13,692      3,550      1,000         --        --         --      18,242
       Total interest-bearing liabilities    $37,875   $ 52,456   $ 43,858   $ 28,808   $     0    $     0    $162,997
------------------------------------------------------------------------------------------------------------------------------
  Interest-earning assets less interest-
  bearing liabilities ("interest rate
  sensitivity gap")                           (1,511)   (12,334)    (7,508)    (4,472)   30,690     10,426
  Cumulative excess (deficiency) of
     interest-sensitive assets over
     interest-sensitive liabilities           (1,511)   (13,845)   (21,353)   (25,825)    4,865     15,291
  Interest sensitivity gap
     to total assets                            -.77%     -6.27%     -3.82%     -2.27%    15.60%      5.30%
  Cumulative interest sensitivity gap
     to total assets                            -.77%     -7.04%    -10.85%    -13.12%     2.47%      7.77%
  Ratio of interest-earning assets to
     interest-bearing liabilities              96.01%     76.49%     82.88%     84.48%       --         --
  Cumulative ratio of interest-earning
     assets to interest-bearing liabilities    96.01%     84.67%     84.09%     84.16%   102.98%    109.38%

(1)  Mortgage backed and Investment Securities are presented at amortized cost.
--------------------------------------------------------------------------------

NOW, passbook and money market accounts will decay at the following rates:

                                                Over 1    Over 3
                                      1 Year   through   through      Over
                                     Or Less   3 Years   5 Years   5 Years
--------------------------------------------------------------------------------
  Now accounts.....................       66%       34%      ---       ---
  Passbook, club account...........       30%       30%       40%      ---
  Money market deposit accounts....      100%      ---       ---       ---

The above assumptions are annual percentage rates based on remaining balances and should not be regarded as indicative of the actual withdrawals that may be experienced by the Bank. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, interest rates on certain types of liabilities may fluctuate in advance of or lag behind changes in market interest rates. Moreover, in the event of a change in interest rates, withdrawal levels would likely deviate significantly from those assumed in calculating the table.

CHANGES IN NET INTEREST INCOME AND NET PORTFOLIO VALUE. The following table measures the Bank's interest rate risk exposure in terms of the percentage change in its net interest income and net portfolio value as a result of hypothetical changes in 100 basis point increments in market interest rates. Net portfolio value (also referred to as market value of portfolio equity) represent the fair value of net assets ( determined as the market value of assets minus the market value of liabilities). The table quantifies the changes in net interest income and net portfolio value to parallel shifts in the yield curve. The column "Net Interest Income Percent Change" measures the change to the next twelve month's projected net interest income, due to parallel shifts in the yield curve. The column "Net Portfolio Value Percent Change" measures changes in the current net mark-to-market value of assets and liabilities due to parallel shifts in the yield curve. The base case assumes December 31, 1997 interest rates. The Bank uses these percentage changes as a means to measure interest rate risk exposure and quantifies those changes against guidelines set by the Board of Directors as part of the Bank's Interest Rate Risk policy. The bank's current interest rate risk exposure is within those guidelines set forth.

CHANGE IN INTEREST RATES
   INCREASE(DECREASE)
    BASIS POINTS         NET INTEREST INCOME   NET PORTFOLIO VALUE
    (Rate Shock)          PERCENTAGE CHANGE     PERCENTAGE CHANGE
   --------------        -------------------   -------------------
       300                            -13.47%               -28.60%
       200                             -8.58                -19.27
       100                             -4.07                 -9.45
    Base Case                           -                       -
       (100)                            3.37                  6.87
       (200)                            6.80                 13.11
       (300)                           10.31                 20.32

CHANGES IN FINANCIAL CONDITION

COMPARISON AT DECEMBER 31, 1997 AND DECEMBER 31, 1996.

Total assets increased $6.8 million, or 3.6%, to $196.8 million at December 31, 1997 from $189.9 million at December 31, 1996. The increase in assets is primarily the result of increases in the balance of net loans receivable to $120.0 million from $108.7 million, an increase of $11.3 million, or 10.4%. This increases was primarily attributable to the continued deployment of maturing short term investments and excess liquidity to fund the demand for the Bank's loan products, principally one to four family mortgage loans and commercial real estate loans. Additionally, the Bank began originating mortgage loans underwritten to conform to the standards of the Federal National Mortgage Association ("FNMA") for the purpose of securitizing and selling such loans into the secondary market. These originations consist of 15 year and 30 year fixed rate mortgages. The purpose of undertaking this strategy is to further penetrate the mortgage market in the Bank's market area and expand mortgage underwriting into new geographic regions without incurring the credit risk of holding such loans in the Banks portfolio. The Bank intends to service these mortgages and will recognize fee income from the amortization of mortgage servicing rights. At December 31, 1997, the Bank's mortgage loans-held for sale was $1.5 million. Increases also occurred in the following areas: mortgage-backed securities increased $329,000, premises and equipment increased $336,000, other real estate owned increased $67,000, and other assets increased $626,000. These increases were partially offset by decreases in cash and due from banks and interest-earning deposits at other financial institutions of $4.0 million to $4.3 million from $8.3 million, investment securities of $2.9 million to $33.7 million from $36.5 million, and intangible assets of $316,000 to $3.6 million from 3.9 million.

Non-performing loans (defined as loans past due 90 days or more) decreased $460,000, or 23.0%, to $1.5 million at December 31, 1997, from $2.0 million at the end of the prior year. The non-performing loans to total loans ratio at December 31, 1997 was 1.3% compared to 1.8% at December 31, 1996. The Bank's allowance for loan losses to total loans and non-performing loans was .67% and 53.8%, respectively, at December 31, 1997.

Total liabilities increased $4.6 million, or 2.8%, to $173.2 million from $168.5 million. The increase was primarily attributable to a $10.6 million increase in borrowed funds to $18.2 million at December 31, 1997, from $7.6 million at December 31, 1996. The increase in borrowing was partially offset by a decrease in deposits of $6.6 million, or 4.2%, to $152.4 million from $159.0 million. The borrowings, consisting of 1 and 2 year term advances, 90 day reverse repurchase agreements, and an overnight line of credit, were utilized to fund the Bank's growth in its loan portfolio. The decrease in deposits is primarily attributable to a shift in consumer preferences from lower fixed rate deposits to the higher potential returns of equity securities. The Bank's investment unit, an agency relationship with a third party vendor, participated in a portion of this shift. Investments by Bank depositors in the Bank's investment unit totaled approximately $1.5 million during 1997. The Bank recognizes fee income on these transactions. The decrease in deposits, especially passbook savings accounts, has caused the Bank to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Bank having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans. Other liabilities increased $663,000, or 45.6%, to $2.1 million at December 31, 1997 from $1.5 million at the prior fiscal year end.

Shareholders' equity increased $2.2 million, or 10.3%, to $23.6 million at December 31, 1997 from $21.4 million at December 31, 1996. The increase is attributable to net income of $1.9 million, an increase in the unrealized appreciation on investment securities available for sale of $330,000, a net decrease in unearned ESOP shares of $127,000, and in unearned stock based compensation plans of $367,000, partially offset by dividends declared of $486,000.

COMPARISON AT DECEMBER 31, 1996 AND DECEMBER 31, 1995.

Total assets increased $9.0 million, or 5.0%, to $189.9 million at December 31, 1996 from $180.9 million at December 31, 1995. The increase in assets is primarily the result of increases in the balance of net loans receivable to $108.7 million from $100.1 million and mortgage-backed securities to $22.8 million from $8.0 million. These increases were primarily attributable to the continued deployment of maturing short term investments and excess liquidity into higher yielding assets. These increases were partially offset by decreases in interest-earning deposits at other financial institutions to $1.6 million from $8.2 million, and investment securities to $36.7 million from $44.9 million.

Non-performing loans increased $1.1 million, or 117.4%, to $2.0 million at December 31, 1996, from $919,000 at the end of the prior year. The increase in non-performing loans is primarily the result of higher delinquent payments on one-to-four family and multi-family real estate mortgages. The average loan-to-value collateral ratios on these mortgage is approximately 65%. The non-performing loans to total loans ratio at December 31, 1996 was 1.8% compared to
 .9% at December 31, 1995. The Bank's allowance for loan losses to total loans and non-performing loans was .82% and 45.4%, respectively, at December 31, 1996. While it is management's intention to improve these coverage ratios, it is not anticipated that the level of non-performing loans will significantly impact the Bank's future earnings. Management plans to continue regular increases in the allowance for loan loss while controlling the level of non-performing loans through collections management.

Total liabilities increased $8.3 million, or 5.2%, to $168.5 million from $160.2 million. The increase was primarily attributable to a $7.6 million increase in borrowed funds, and a $674,000, or .4%, increase in deposits. The bank had no borrowed funds at December 31, 1995. The borrowed funds were obtained from a repurchase agreement with Morgan Stanley and Company. The total contractual line with Morgan Stanley and Company was $10 million at December 31, 1996. The increase in total liabilities was also attributable to an increase in notes payable on an ESOP loan of $61,000, or 14.4%, to $486,000 and an increase of $2,000 in other liabilities to $1.4 million at December 31, 1996.

Shareholders' equity increased $639,000 to $21.4 million at December 31, 1996 from $20.8 million at December 31, 1995. The increase is attributable to net income of $1.3 million, partially offset by a decrease in the unrealized appreciation on investment securities available for sale of $209,000, dividends declared of $373,000, and a net increase in unearned ESOP shares of $60,000.

RESULTS OF OPERATIONS

GENERAL

The Bank had net income of $1.9 million, $1.3 million, and $990,000 for the fiscal years ended December 31, 1997, 1996 and 1995, respectively. The increase in net income for the year ended December 31, 1997, compared to 1996 resulted primarily from increases in net interest income of $477,000, or 7.0%, to $7.3 million, and non-interest income of $400,000, or 40.8%, to $1.4 million, as well as a $375,000 decrease in the provision for loan losses. The increased income was partially offset by an increase in non-interest expense of $413,000, or

7.7%, and an increase in the provision for income taxes of $256,000. The Bank's return on average assets and return on shareholders' equity for the years ended December 31, 1997, 1996 and 1995 were .97% and 8.35%, .69% and 6.09%, and .56%
and 6.31% , respectively. These performance ratios tend to be below the Bank's peer group during the period. The peer group is derived from the FDIC Uniform Bank Performance Report and comprises all FDIC insured savings banks having assets between $100 million and $300 million. The peer groups return on average assets for the periods ended September 30, 1997 and December 31, 1996 and 1995 were .97%, .82%, and .94%, respectively. The peer groups return on average equity for the periods ended September 30, 1997 and December 31, 1996 and 1995 were 9.10%, 7.72%, and 8.89%, respectively. The primary reasons for lower than peer returns are higher operating expenses, as a percent of total assets, and higher levels of shareholders' equity to total assets. Management is committed to decreasing it's operating expenses as a percentage of total assets and effectively leveraging it's equity to provide results which meet or exceed the Bank's peers group. Management believes that a well structured and executed merger with Oswego County Savings Bank will create a combined organization with a level of critical mass and synergies of operation to allow the Bank to achieve these goals.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

INTEREST INCOME

Interest income increased by $955,000, or 7.2%, to $14.2 million for the year ended December 31, 1997 from $13.2 million for the year ended December 31, 1996. The increase in interest income was principally attributable to an increase of $9.9 million, or 6.0%, in the average balance of interest earning-assets, to $176.0 million from $166.0 million, and an increase in the average yield on interest-earning assets to 8.16% from 8.06%. The increase in average interest-earning assets was primarily attributable to the deployment of an additional $10.6 million in borrowed funds, partially offset by a reduction in deposits of $6.6 million. The utilization of borrowed funds, and a re-deployment of short term investments resulted in a $9.5 million increase in the average balance of real estate loans, a $6.9 million increase in the average balance of mortgage-backed securities, and decreases of $2.5 million in the average balance of investment securities and $3.8 million in the average balance of interest-earning deposits in other financial institutions. The average balance on consumer and other loans decreased by $177,000. The increase in the average yield on interest-earning assets was primarily attributable to the restructuring of the balance sheet from short term investments into higher yielding, longer term mortgage backed securities and real estate loans, including commercial real estate, and the origination of commercial business loans at rates higher than the existing real estate loan portfolio. The shift in earning assets from shorter to longer-term investments increases the Bank's interest rate sensitivity. More specifically, in a rising rate environment, the cost of interest-bearing liabilities is likely to rise more rapidly than the yield on interest earning assets resulting in a compression of net interest rate spread. (For more information regarding the impact of changes in interest rates on the Bank's earnings see "Asset and Liability Management - Interest Sensitivity Analysis")

Interest income on real estate loans increased $721,000, or 8.7%, to $9.0 million for the year ended December 31, 1997, from $8.3 million for the year ended December 31, 1996. The increase was due to a $9.5 million, or 10.1%, increase in the average balance of real estate loans, partially offset by a decrease in the average yield on real estate loans of 10 basis points to 8.66% from 8.76%. The increase in the average balance on real estate loans was principally due to the origination of fixed rate mortgages with terms from 10 to 30 years, adjustable rate mortgages with a fixed rate of interest for the first five years adjustable annually thereafter, and commercial real estate loans. Fixed rate mortgages with terms greater than 20 years are principally originated with the intent to sell those loans into the secondary market. The decrease in the average yield on real estate loans was principally due to the reduction in medium and long term market interest rates that occurred during the second half of 1997.

Interest income on consumer and other loans increased $87,000, or 8.6%, to $1.1 million for the year ended December 31, 1997 from $1.0 million for the year ended December 31, 1996. The increase was due to an increase in the average yield on consumer and other loans to 10.87% from 9.84%, partially offset by a decrease in the average balance on consumer and other loans of $177,000, or 1.7%, to $10.1 million from $10.2 million. The increase in the average yield on consumer and other loans reflects the Bank's continuing efforts to provide lending to qualified local businesses, which tend to carry higher interest rates. The decrease in the average balance on consumer and other loans results from softer demand in consumer lending for higher rate unsecured loans.

Interest income on mortgage-backed securities increased $496,000, or 45.2%, to $1.6 million from $1.1 million. The increase was attributable to a $6.9 million, or 42.5%, increase in the average balance on mortgage-backed securities to $23.2 million from $16.3 million, as well as an increase in the average yield on mortgage-backed securities to 6.84% from 6.71%. The increase in the average balance on mortgage-backed securities was due to the deployment of borrowed funds into mortgage-backed securities as part of a strategy, during the first half of 1997, to leverage the Bank's strong capital position to increase incrementally net interest income. The use of short term borrowings for investment into longer term securities, such as mortgage-backed securities, increases the sensitivity of the Bank's earnings to future increases in interest rates. As part of engaging in such a strategy, the Bank performed extensive analysis on the interest rate sensitivity of its entire balance sheet. Historically, savings account deposit interest rates have not adjusted commensurate with market interest rate movements and, more specifically, has tended to lag upward adjustments in market interest rates. The Bank's large base of savings account deposits tends to mitigate the otherwise potential negative ramifications of rising market interest rates. Bank policy on leverage transactions dictates that such transactions be "unwound" (by selling the security and paying down the borrowing) if interest rate movements result in a compression of the original spread beyond certain levels. The unwinding of such transactions during a period of sharply rising interest rates would likely result in the realization of losses on sales of securities.

Interest income on investment securities decreased $105,000, or 4.0%, to $2.5 million for the year ended December 31, 1997 from $2.6 million for the year ended December 31, 1996, notwithstanding an increase in the average yield on investment securities to 7.10% from 6.91%, on a tax equivalent basis. The decrease in interest income was primarily attributable to a $2.5 million, or 6.6%, decrease in the average balance of investment securities to $35.6 million at December 31, 1997 from $38.1 million at the end of the prior year. The decrease in the average balance of investment securities is the result of funds from maturities and redemptions being reinvested in the Bank's real estate loan portfolio rather than reinvested in investment securities. The increase in the average yield on investment securities, on a tax equivalent basis, was primarily due to the maturity and redemption of securities with lower interest rates than those securities remaining in the portfolio. Interest income on interest-earning deposits decreased $221,000, or 56.1%, to $173,000 for the year ended December 31, 1997 from $394,000 for the prior year. The decrease was due to a $3.8 million, or 52.4%, decrease in the average balance on interest-earning deposits and a decrease in the average yield on such deposits to 5.05% from 5.47%.

INTEREST EXPENSE

Interest expense increased $478,000 or 8.0%, to $6.9 million for the year ended December 31 1997, from $6.4 million for the prior year. The increase was primarily attributable to a shift in passbook savings accounts to higher rate certificates of deposit and an increase in interest expense associated with borrowings. Interest expense on savings and club accounts decreased $117,000, or 5.6%, while the interest expense on term deposits increased $89,000, or 2.3%. The average balance on savings and club accounts decreased $4.0 million, to $65.4 million for the year ended December 31, 1997 from $69.4 for the prior year, while the average cost of such deposits remained 3.01%. The average balance on time deposits increased $1.1 million, or 1.6%, to $70.6 for the year ended December 31, 1997 from $69.5 million at December 31, 1996, while the average cost of time deposits increased to 5.63% from 5.59%. The Bank's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York, funds obtained through repurchase agreements("repos"), and a loan by another financial institution to finance the purchase of shares of the Bank's common stock for the Employee Stock Ownership Plan ("ESOP"). The average balance on the term and overnight advances for the year ended December 31, 1997 was $1.1 million, at an average cost of 6.93%, resulting in interest expense of $66,000. The average balance on the repos for the year ended December 31, 1997 was $8.4 million, at an average cost of 5.68%, resulting in interest expense of $475,000. The ESOP loan had an average balance of $465,000, at an average cost of 7.41%, resulting in $34,000 in interest expense for the year.

Average Balance Sheet

The following table sets forth certain information concerning average interest earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three years ended December 31, 1997, using marginal federal income tax rates of 34%. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Non-accrual loans have been included in interest-earning assets for purposes of these calculations.

                                                                     Years Ended December 31,
                                            1997                              1996                              1995
------------------------------------------------------------------------------------------------------------------------------------

                                Average               Average     Average               Average     Average               Average
                                Balance   Interest  Yield/Cost    Balance   Interest  Yield/Cost    Balance   Interest  Yield/Cost
------------------------------------------------------------------------------------------------------------------------------------

                                                                          (in thousands)
 Interest Earning Assets:
  Real Estate Loans            $103,600    $ 8,971        8.66%  $ 94,126   $  8,250        8.76%  $ 88,163    $ 7,533        8.54%
  Consumer & Other Loans         10,051      1,093       10.87%    10,228      1,006        9.84%     7,816        792       10.13%
  Mortgage-backed Securities     23,244      1,591        6.84%    16,312      1,095        6.71%     3,292        231        7.02%
  Taxable investment
   securities                    29,160      1,974        6.77%    32,643      2,148        6.58%    44,865      2,834        6.32%
  Non-taxable investment
   securities                     6,432        554        8.61%     5,471        485        8.86%     4,561        417        9.14%
  Interest-earning deposits       3,426        173        5.05%     7,206        394        5.47%     9,445        539        5.71%
------------------------------------------------------------------------------------------------------------------------------------

   Total interest-earning
    assets                     $175,913    $14,356        8.16%  $165,986   $ 13,378        8.06%  $158,142    $12,346        7.81%

 Non Interest Earning Assets:
  Other assets                   16,017                            18,671                            19,240
  Allowance for loan losses        (936)                             (492)                             (329)
   Net unrealized gains
    (losses)
   on available for sale
    portfolio                       648                               366                               402
     Total Assets              $191,642                          $184,531                          $177,455
------------------------------------------------------------------------------------------------------------------------------------

  Interest-bearing
   Liabilities:
  Now accounts                 $ 13,346    $   341        2.56%  $ 12,709   $    322        2.53%  $ 12,830    $   357        2.78%
  Savings and club accounts      65,383      1,971        3.01%    69,354      2,088        3.01%    75,270      2,256        3.00%
  Time deposits                  70,591      3,975        5.63%    69,470      3,886        5.59%    65,047      3,643        5.60%
  Borrowings                     10,677        639        5.98%     1,894        118        6.23%        35          3        8.57%

  Total Interest bearing
   liabilities                 $159,997    $ 6,926        4.33%  $153,427   $  6,414        4.18%  $153,182    $ 6,259        4.09%
------------------------------------------------------------------------------------------------------------------------------------

  Non-Interest-Bearing
   Liabilities:
  Demand deposits                 7,633                             7,869                             6,789
    Other liabilities             1,798                             2,345                             1,793
------------------------------------------------------------------------------------------------------------------------------------

     Total liabilities                     169,428                163,641    161,764
  Shareholder's equity           22,214                            20,890                            15,691
------------------------------------------------------------------------------------------------------------------------------------

  Total liabilities &
   shareholder's equity        $191,642                          $184,531                          $177,455

 Net interest income                       $ 7,430                          $  6,964                           $ 6,087

 Net interest rate spread                                 3.83%                             3.88%                             3.72%

 Net interest margin                                      4.22%                             4.20%                             3.85%
------------------------------------------------------------------------------------------------------------------------------------

 Ratio of average
  interest-earning assets
  to average
   interest-bearing
   liabilities                                          109.95%                           108.19%                           103.24%
------------------------------------------------------------------------------------------------------------------------------------


RATE/VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing interest rates on interest earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (change in volume multiplied by prior rate);
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change.

                                                                             Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                                1997 vs. 1996                     1996 vs. 1995
                                                        Increase (Decrease) Due to           Increase (Decrease) Due to
-----------------------------------------------------------------------------------------------------------------------------
                                                                        Total
                                                                       Increase
                                                   Volume    Rate     (Decrease)         Volume       Rate      (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
                                                                              (in thousands)
Interest Income:
   Real estate loans                                $ 817     ($96)     $ 721             $ 519        $198       $  717
   Consumer and other loans                           (17)     104         87               238         (24)         214
   Mortgage-backed securities                         474       22        496               875         (11)         864
   Taxable investment securities                     (235)      61       (174)             (800)        114         (686)
   Non-taxable investment securities                   83      (14)        69                82         (14)          68
   Interest-earning deposits                         (193)     (28)      (221)             (123)        (22)        (145)
-----------------------------------------------------------------------------------------------------------------------------
      Total interest income                           929       49        978               791         241        1,032
Interest Expense:
   Now and escrow accounts                             15        4         19                (3)        (32)         (35)
   Savings and club accounts                         (117)       0       (117)             (181)         13         (168)
   Time deposits                                       62       27         89               250          (7)         243
   Borrowings                                         493       (6)       487               116          (1)         115
Total Interest expense:                               453       25        478               182         (27)         155
-----------------------------------------------------------------------------------------------------------------------------
Net change in interest
  income                                            $ 476    $  24      $ 500             $ 609        $268       $  877
-----------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME

Net interest income increased $478,000, on a tax equivalent basis, for the year ended December 31, 1997 as compared to December 31, 1996. The increase occurred due to an increase in the ratio of average interest-earning assets to average interest bearing liabilities to 110.27% from 108.19%, partially offset by a decrease in the Bank's net interest rate spread to 3.84% from 3.88%. These ratios are the result of a $9.9 million, or 6.0%, increase in average interest-earning assets, and an increase in the average yield on interest-earning assets to 8.16% from 8.06%. These increases were offset in part by an increase in the average balance of interest bearing liabilities of $6.1 million, or 4.0%, and an increase in the average cost on interest bearing liabilities to 4.32% from 4.18%.

PROVISION FOR LOAN LOSSES.

The Bank maintains an allowance for loan losses based upon a quarterly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the bank's actual loss experience, as well as standards applied by the FDIC. The Bank established a provision for possible loan losses for the year ended December 31, 1997 of $261,000 as compared to a provision of $636,000 for the year ended December 31, 1996. The decrease in the provision for loan losses was partially attributable to a $420,000 specific reserve established in September 1996 for the Bank's investments in lease finance packages acquired from the Bennett Funding Group. The Bank's loan loss provision for 1997 increased $45,000 over the prior year, after adjusting for the specific provision in 1996. The Bank's allowance for loan losses as a percentage of net loans receivable at December 31, 1997 was .68%.

NON INTEREST INCOME

Non interest income consists of servicing income and fee income, gains (losses) on the sale of investment securities and other operating income.

Non interest income increased $400,000, or 40.8%, to $1.4 million for the year ended December 31, 1997, as compared to $979,000 for the year ended December 31, 1996. The increase in non interest income was primarily attributable to an increase in fees and service charges of $52,000, or 9.1%, to $622,000 from $570,000 additional gains on the sale of investment securities of $228,000, an increase in other charges, commissions, and fees to $371,000 from $265,000, and an increase in mortgage servicing fees of $12,000. The increase in fees and service charges is primarily attributable to higher fees on checking accounts and increased mortgage servicing activity, as well as a $56,000 increase in fees generated by the Bank's investment unit. The gains on the sale of investment securities is the result of the recognition of the unrealized increased market value on the Bank's investment in the IIMF mutual fund. The increase in other charges and commissions is primarily the result of the recognition of increases in the cash surrender value on life insurance policies used to fund deferred and supplemental compensation plans.

NON INTEREST EXPENSE

Non interest expense increased $413,000, or 7.7%, to $5.8 million for the year ended December 31, 1997 from $5.4 million for the prior year. The increase in non interest expense was primarily attributable to increases in employee compensation and benefits of $573,000, or 24.4%, data processing costs of $12,000, or 3.2%, professional service expense increases of $7,000, and other expense increases of $48,000, or 5.5%. The increases in the employee compensation and benefits is primarily the result of recognition of the impact of the increase in the market value on the Bank's common stock on the stock based compensation plans. The increases were partially offset by a decrease in occupancy costs of $25,000, or 3.6%, and a reduction, in deposit insurance premiums of $203,000. The Bank's overhead and efficiency ratios for the years ended December 31, 1996 were 3.01% and 60.45%, respectively. The stock based compensation plan expenses and the Bank's amortization of goodwill represent non-cash expenses. If these non-cash expenses were deducted from the Bank's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 1997, would be 2.69% and 51.83%, respectively. The Bank's efforts to prepare its data processing systems for the impact of the Year 2000 were not a significant component of expense in 1997 and are not expected to materially impact earnings in the future.

INCOME TAX EXPENSE

Income tax expense increased $256,000, or 50.7% to $762,000 for the year ended December 31, 1997 from $506,000 for the prior year. The increase in income tax expense reflected higher pre-tax income during the year.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996, AND 1995

INTEREST INCOME

Interest income increased by $1.0 million, or 8.3%, to $13.2 million for the year ended December 31, 1996 from $12.2 million for the year ended December 31, 1995. The increase in interest income was principally attributable to an increase of $7.8 million, or 5.0%, in the average balance of interest earning-assets, to $166.0 million from 158.1 million, and an increase in the average yield on interest-earning assets to 8.06% from 7.81%. The increase in average interest-earning assets was primarily attributable to the deployment of $7.6 million in borrowed funds and increased deposits of $674,000. The utilization of these additional funds, and a re-deployment of short term investments resulted in a $5.9 million increase in the average balance of real estate loans, a $2.4 million increase in the average balance of consumer and other loans, a $13.0 million increase in the average balance of mortgage-backed securities, and decreases of $11.3 million in the average balance of investment securities and $2.2 million in the average balance of interest-earning deposits in other financial institutions. The increase in the average yield on interest-earning assets was primarily attributable to this deployment of short term investments into higher yielding investments, upward rate increases on adjustable rate mortgages, and the origination of commercial loans at rates higher than the existing real estate loan portfolio.

Interest income on real estate loans increased $717,000, or 9.5%, to $8.3 million for the year ended December 31, 1996, from $7.5 million for the year ended December 31, 1995. The increase was due to a $6.0 million, or 6.8%, increase in the average balance on real estate loans, combined with an increase in the average yield on real estate loans to 8.76% from 8.54%. The increase in the average balance on real estate loans was principally due to the origination of fixed rate mortgages with terms from 10 to 20 years and commercial real estate loans.

Interest income on consumer and other loans increased $214,000, or 27.0%, to $1.0 million for the year ended December 31, 1996 from $792,000 for the year ended December 31, 1995. The increase was due to an increase in the average balance on consumer and other loans of $2.4 million, or 30.9%, partially offset by a decrease in the average yield to 9.84% from 10.13%. The increase in the average balance on consumer and other loans reflects the Bank's continuing efforts to provide lending to qualified local businesses and an increased focus on the consumer loan portfolio. The decrease in the average yield on these loans reflects the Bank's pricing to the competitive rates provided on business loans in response to the interest rate environment in the market area.

Interest income on mortgage-backed securities increased $864,000, or 374.5%, to $1.1 million from $231,000. The increase was attributable to a $13.0 million, or 395.5%, increase in the average balance of mortgage-backed securities to $13.0 million from $3.3 million, partially offset by a decrease in the average yield on mortgage-backed securities to 6.71% from 7.02%. The increase in the average balance of mortgage-backed securities was due to the deployment of borrowed funds and cash flows from maturing short term corporate and government agency bonds, into higher yielding asset-backed securities. The emphasis on mortgage-backed securities is part of a strategic realignment and diversification of the securities portfolio to utilize loan surrogate products to increase interest income without accepting undue interest rate risk. Mortgage-backed securities, however, do contain embedded options in that the mortgagee may pre-pay principal at any time during the life of the loan. Historically, prepayments have tended to occur more rapidly in lower interest rate environments, which may cause the Bank to invest these cash flows in lower yielding alternatives.

Interest income on investment securities decreased $642,000, or 20.6%, to $2.5 million for the year ended December 31, 1996 from $3.1 million for the year ended December 31, 1995, notwithstanding an increase in the average yield on investment securities to 6.91% from 6.58%, on a tax equivalent basis. The decrease in interest income was primarily attributable to an $11.3 million, or 22.9%, decrease in the average balance on investment securities to $38.1 million at December 31, 1996 from $49.4 million at the end of the prior year. The decrease in the average balance of investment securities and the increase in the average yield earned on investment securities is consistent with the Bank's strategy of divesting the portfolio of shorter term, lower yielding corporate and agency bonds. Interest income on interest-earning deposits decreased $145,000, or 26.9%, to $394,000 for the year ended December 31, 1996 from $539,000 for the prior year. The decrease was due to a $2.2 million, or 23.7%, decrease in the average balance on interest-earning deposits and a decrease in the average yield on such deposits to 5.47% from 5.71%.

INTEREST EXPENSE

Interest expense increased $155,000, or 2.5%, to $6.4 million for the year ended December 31 1996, from $6.3 million for the prior year. The increase was primarily attributable to an increase in interest expense on borrowings. The borrowings consist of a loan by another financial institution to finance the purchase of shares of the Bank's common stock for the Employee Stock Ownership Plan("ESOP"), and funds obtained through repurchase agreements("repos"). The average balance on the repos for the year ended December 31, 1996 was $1.5 million, at an average cost of 5.90%, resulting in interest expense of $87,000. The ESOP loan had an average balance of $422,000, at an average rate of 7.34%, resulting in $31,000 in interest expense for the year. Interest expense on deposits increased $40,000, or .6%. The decrease in the average balance on deposits of $1.6 million to $151.5 million at December 31, 1996 from $153.1 million for the prior year, was more than offset by an increase in the average cost of deposits to 4.15% from 4.08%.

NET INTEREST INCOME

Net interest income, on a tax equivalent basis, increased $877,000 for the year ended December 31, 1996 as compared to December 31, 1995. The increase in net interest income resulted from a $7.8 million increase in average interest-earning assets, and an increase in the average yield on interest-earning assets to 8.06% from 7.81%. These increases were offset in part by an increase in the average cost on interest bearing liabilities to 4.18% from 4.09%. The result is that the Bank's net interest rate spread rose to 3.88% from 3.72%.

PROVISION FOR LOAN LOSSES.

The Bank established a provision for possible loan losses for the year ended December 31, 1996 of $636,000 as compared to a provision $103,000 for the year ended December 31, 1995. The increase in the provision for loan losses was partly attributable to a $420,000 specific reserve established for the Bank's investments in lease finance packages acquired from the Bennett Funding Group. The Bank's allowance for loan losses as a percentage of net loans receivable at December 31, 1996 was .83%.

NON INTEREST INCOME

Non interest income consists of servicing income and fee income, gains (losses) on the sale of investment securities and other operating income.

Non interest income increased $164,000, or 20.0%, to $979,000 for the year ended December 31, 1996, as compared to $816,000 for the year ended December 31, 1995. The increase in non interest income was primarily attributable to an increase in fees and service charges to $608,000 from $472,000, an increase of 28.8%, additional gains on the sale of investment securities of $62,000, and an increase in other charges, commissions, and fees to $265,000 from $245,000. These increases for the year ended December 31, 1996 were partially offset by a rebate received on FDIC insurance of $54,000 in the prior year. The overall increase in non interest income reflects the Bank's strategy to diversify and increment its sources of income. One such strategy was the introduction of investment services, initiated in June 1996, which resulted in additional income of $53,000 for the year ended December 31, 1996.

NON INTEREST EXPENSE

Non interest expense increased $55,000, or 1.0%, to $5.4 million for the year ended December 31, 1996 from $5.3 million for the prior year. The increase in non interest expense was primarily attributable to increases in employee compensation and benefits of $64,000, or 2.3%, building occupancy expense increases of $31,000, professional service expense increases of $226,000, and other expense increases of $98,000. The increases in the professional service expenses were the result of additional attorney fees, consulting fees and advertising expense. A portion of these additional fees are attributable to events which are not considered to be recurring. These increase were partially offset by reductions in expense associated with data processing of $34,000, and a reduction of deposit insurance premiums of $90,000 to $236,000 from $325,000. Non interest expense for the year ended December 31, 1995 was also impacted by a $240,000 reserve against possible losses due to the liquidation of Nationar. The Bank's overhead ratio for the year ended December 31, 1996 improved to 2.82% from 2.93%. Continued reduction of the overhead ratio is a primary strategic objective of the Bank.

INCOME TAX EXPENSE

Income tax expense increased $146,000, or 40.5% to $506,000 for the year ended December 31, 1996 from $360,000 for the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Bank's primary sources of funds are deposits, borrowed funds, amortization and prepayment of loans and maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-bearing and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives. The Bank's liquidity has been enhanced by its membership in the Federal Home Loan Bank of New York, whose competitive advance programs and lines of credit will provide the Bank with a safe, reliable and convenient source of funds.

A major portion of the Bank's liquidity consists of cash and cash equivalents,
which are a product of   operating, investing, and financing activities.  The
primary sources of cash were net income, principal repayments on loans and increases in deposit accounts and borrowed funds. The Bank has experienced a decrease in savings account deposits during the past two years. Savings account balances decreased $7.1 million, or 10.0%, from $71.0 million at December 31, 1995 to $63.9 million at December 31, 1997. The decrease in savings account deposits has caused the Bank to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Bank having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans.

At December 31, 1997, the Bank had outstanding loan commitments of $14.0 million. This amount includes the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less that one year at December 31, 1997 totaled $38.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

NEW ACCOUNTING PRONOUNCEMENTS

Reporting Comprehensive Income. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" effective 1998. This statement will require the Bank to report comprehensive income. For the Bank, comprehensive income is determined by adding unrealized investment holding gains or losses during the period to net income.

Disclosures about Segments of an Enterprise and Related Information. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information". This statement requires companies to disclose financial and descriptive information about its reportable business segments. Management believes the Bank only operates one segment, which is the banking segment. Therefore, disclosures required under this pronouncement will not affect the financial statements of the Bank.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact of the Bank's performance that do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

COMMON STOCK AND RELATED MATTERS

The common stock of Pathfinder Bancorp, Inc. trades and is listed on The Nasdaq SmallCap Stock Market under the symbol "PBHC" and the short name PathBcp. The stock was issued on November 15, 1995 at $5.00 per share (adjusted for the three for two stock split on February 5, 1998. As of March 20, 1998, there were 449 shareholders of record and 2,874,999 outstanding shares of common stock.

The following table sets forth the high and low closing bid prices and dividends paid per share of common stock for the periods indicated, adjusted retroactively for the three for two stock split paid on February 5, 1998.

                                               Dividends
          Quarter ended        High     Low      Paid
     -------------------     -------  -------  ---------
     December 31, 1997       $20.000  $14.000     $.0467
     September 30, 1997       14.750    8.583     $.0467
     June 30, 1997             9.333    7.250     $.0467
     March 31, 1997            8.667    6.250     $.0333
     December 30, 1996         7.083    5.833     $.0333
     September 30, 1996        6.000    5.333     $.0333
     June 30, 1996             6.000    5.500     $.0333
     March 31, 1996            6.833    5.833     $.0333
     December 31, 1995         7.167    5.583     $.0333


Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Oswego City Savings Bank's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

                                                                           December 31,
                                                                          -------------
                                                                       1997           1996
-------------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                           $  4,334,072   $  6,802,959
 Federal funds sold                                                        ----      1,550,000
-------------------------------------------------------------------------------------------------
   Total cash and cash equivalents                                    4,334,072      8,352,959
 Investment securities
  (approximate fair value $56,847,000 and $59,597,000)               56,821,317     59,502,156
 Mortgage loans held-for-sale                                         1,547,354           ----
 Loans:
  Real estate                                                       110,416,494     99,842,835
  Consumer and other                                                 10,763,277     10,174,563
-------------------------------------------------------------------------------------------------
       Total loans                                                  121,179,771    110,017,398
 Less: Allowance for loan losses                                        827,521        906,567
       Unearned discounts and origination fees                          314,322        368,885
-------------------------------------------------------------------------------------------------
       Loans receivable, net                                        120,037,928    108,741,946
 Premises and equipment, net                                          3,720,270      3,384,480
 Accrued interest receivable                                          1,443,175      1,466,003
 Other real estate                                                      766,619        699,921
 Intangible assets                                                    3,604,876      3,920,632
 Other assets                                                         4,494,775      3,869,108
 -------------------------------------------------------------------------------------------------
                                                                   $196,770,386   $189,937,205
 -------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY:
 Deposits
   Interest bearing                                                $144,754,879   $151,656,742
   Non-interest bearing                                               7,644,262      7,341,096
                                                                   ------------   ------------
Total deposits                                                      152,399,141    158,997,838
 Borrowed Funds                                                      18,242,000      7,610,000
 Note payable - ESOP                                                    430,126        485,926
 Other liabilities                                                    2,116,384      1,453,357
-------------------------------------------------------------------------------------------------
   Total liabilities                                                173,187,651    168,547,121

 Shareholders' equity:
   Common stock, par value $.10 per share; authorized
      9,900,000 shares; 2,874,999 shares issued and outstanding         287,500      1,916,666
   Additional paid-in-capital                                         7,643,084      3,750,726
   Retained earnings                                                 17,156,415     15,787,666
   Unearned stock based compensation                                 (1,836,250)          ----
   Unearned ESOP shares                                                (411,050)      (477,908)
   Unrealized appreciation on securities
      available-for-sale                                                743,036        412,934
-------------------------------------------------------------------------------------------------
  Total shareholders' equity                                         23,582,735     21,390,084
 -------------------------------------------------------------------------------------------------
                                                                   $196,770,386   $189,937,205
 -------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of the consolidated financial statements

                                                                                Years Ended December 31,
                                                                            1997          1996          1995
------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans                                                                  $10,063,659  $ 9,256,360  $ 8,325,213
  Interest and dividends on investments:
    U.S. Treasury and agencies                                               407,628      509,275      718,924
    State and political subdivisions                                         372,376      320,192      274,681
    Corporate                                                              1,477,630    1,610,326    2,008,538
    Marketable equity securities                                              82,819       27,857      107,337
    Mortgage-backed                                                        1,590,701    1,094,837      230,721
    Federal funds sold and interest-bearing deposits                         172,839      393,871      539,109
------------------------------------------------------------------------------------------------------------------
     Total interest income                                                14,167,652   13,212,718   12,204,523
INTEREST EXPENSE:
  Interest on deposits                                                     6,287,117    6,295,592    6,255,020
  Interest on borrowed funds                                                 604,844      118,132        3,846
                                                                          ----------   ----------   ----------
  Total interest expense                                                   6,891,961    6,413,724    6,258,866
------------------------------------------------------------------------------------------------------------------
     Net interest income                                                   7,275,691    6,798,994    5,945,657
  Provision for loan losses                                                  261,112      636,410      102,500
------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for loan losses                   7,014,579    6,162,584    5,843,157
------------------------------------------------------------------------------------------------------------------
OTHER INCOME:
  Service charges on deposit accounts                                        622,222      570,464      436,574
  Mortgage servicing fees                                                     49,811       37,364       35,645
  Net securities gains (losses)                                              335,262      106,638       44,397
  Deposit insurance refund                                                      ----         ----       54,318
  Other charges, commissions and fees                                        371,964      264,871      244,842
------------------------------------------------------------------------------------------------------------------
     Total other income                                                    1,379,259      979,337      815,776
------------------------------------------------------------------------------------------------------------------
OTHER EXPENSES:
  Salaries and employee benefits                                           2,917,470    2,344,218    2,280,656
  Building occupancy                                                         666,082      691,101      659,774
  Data processing expenses                                                   387,741      375,557      409,400
  Professional and other services                                            529,724      522,800      297,040
  Deposit insurance premiums                                                  33,139      235,843      325,735
  Amortization                                                               315,756      315,755      315,755
  Provision for loss contingency                                                ----         ----      240,000
  Other expenses                                                             927,478      879,049      780,684
------------------------------------------------------------------------------------------------------------------
     Total other expenses                                                  5,777,390    5,364,323    5,309,044

     Income before income taxes                                            2,616,448    1,777,598    1,349,889
  Provision for income taxes                                                 762,087      505,838      360,000
------------------------------------------------------------------------------------------------------------------
     Net income                                                          $ 1,854,361  $ 1,271,760  $   989,889
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
     Earnings per share-basic and diluted                                      $0.66        $0.45        $0.07
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements

                                                                                                      UNREALIZED     APPRECIATION
                                                                         ADDITIONAL                   UNEARNED       (DEPRECIATION)
                                                  COMMON STOCK             PAID IN      RETAINED      STOCK BASED     ON INVESTMENT
                                             SHARES          AMOUNT        CAPITAL      EARNINGS      COMPENSATION      SECURITIES
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                                            $14,099,486                    $(109,363)
  Net income                                                                                989,889
  Net proceeds from
     issuance of
     common stock                            1,916,666      $ 1,916,666    $3,748,248
  Acquisition of unearned
     ESOP shares
  ESOP shares earned                                                               31
  Capital contribution to
     Pathfinder Bancorp,
     M.H.C.                                                                                (200,000)
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                                                                               731,721
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                   1,916,666        1,916,666     3,748,279    14,889,375                      622,358
  Net Income                                                                              1,271,760
  Acquisition of unearned
     ESOP shares
  ESOP shares earned                                                            2,447
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                                                                              (209,424)
  Dividends declared
       ($0.13 per share)                                                                 (373,469)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                   1,916,666        1,916,666     3,750,726   15,787,666                       412,934
  Net Income                                                                             1,854,361
  ESOP shares earned                                                           59,692
  Unearned stock-based
     compensation awarded                                                   2,203,500                  (2,203,500)
  Stock based compensation earned                                                                         367,250
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                                                                               330,102
     Dividends declared
       ($0.17 per share)                                                                   (485,612)
  Three-for-two stock split and reduction
  in par value of common stock                 958,333       (1,629,166)    1,629,166
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                   2,874,999      $   287,500    $7,643,084   $17,156,415   ($1,836,250)     $ 743,036
===================================================================================================================================

                                                  Unearned
                                                  ESOP
                                                  Shares            Total
-----------------------------------------------------------------------------
Balance at December 31, 1994                                     $ 13,990,123
  Net income                                                          989,889
  Net proceeds from
     issuance of
     common stock                                                   5,664,914
  Acquisition of unearned
     ESOP shares                                  ($436,250)         (436,250)
  ESOP shares earned                                 10,950            10,981
  Capital contribution to
     Pathfinder Bancorp,
     M.H.C.                                                          (200,000)
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                            731,721
-----------------------------------------------------------------------------
Balance, December 31, 1995                         (425,300)       20,751,378
  Net Income                                                        1,271,760
  Acquisition of unearned
     ESOP shares                                   (110,047)         (110,047)
  ESOP shares earned                                 57,439            59,886
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                           (209,424)
  Dividends declared
       ($0.13 per share)                                             (373,469)
-----------------------------------------------------------------------------
Balance, December 31, 1996                         (477,908)       21,390,084
  Net Income                                                        1,854,361
  ESOP shares earned                                 66,858           126,550
  Unearned stock-based
     compensation awarded
  Stock based compensation earned                                     367,250
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                            330,102
     Dividends declared
       ($0.17 per share)                                              485,612
  Three-for-two stock split and reduction
  in par value of common stock
-----------------------------------------------------------------------------

Balance, December 31, 1997                        ($411,050)      $23,582,735
=============================================================================

  The accompanying notes are an integral part of the consolidated financial statements

                                                                                           Years Ended December 31,

                                                                                    1997           1996            1995
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net Income                                                                    $  1,854,361   $  1,271,760   $    989,889
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Provision for loan, investment and other real estate losses                        261,112        675,152        136,754
  Provision for Nationar Loss                                                           ----           ----        240,000
  Deferred compensation                                                              169,773        164,926        160,075
  ESOP and other stock-based compensation earned                                     493,800         59,886         10,981
  Deferred income tax provision                                                      256,249        (62,775)       (58,434)
  Realized and unrealized losses (gains)
    on investment securities                                                        (335,262)      (106,638)       (44,397)
  Net loss on sale of other real estate                                                 ----          3,602         29,783
  Depreciation                                                                       235,282        248,105        327,827
  Amortization of intangibles                                                        315,756        315,755        315,755
  Net amortization of premiums and discounts on
    investment securities                                                             65,923        114,115        348,485
  Decrease (increase)  in interest receivable                                         22,827          3,659        (69,291)
  (Increase) decrease in other assets                                               (437,353)      (234,633)       307,135
  (Decrease) Increase in other liabilities                                          (137,440)      (106,771)       308,012
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                    2,765,028      2,346,143      3,002,574
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Purchase of investment securities available for sale                            (8,482,036)   (28,604,061)   (23,346,873)
  Proceeds from maturities and principal reductions of
    investment securities held to maturity                                         4,790,000        250,000      1,104,302
  Proceeds from maturities and principal reductions of
    investment securities available for sale                                       6,420,245     10,995,832     11,692,557
  Proceeds from sale of investment securities available for sale                     792,352     10,393,686      7,684,119
  Net increase in loans                                                          (13,478,076)    (9,674,236)   (11,228,831)
  Purchase of premises and equipment                                                (571,072)      (813,086)    (1,135,676)
  Proceeds from sale of other real estate owned                                      586,109        289,153        628,486
  Increase in surrender value of life insurance                                     (188,315)      (138,210)      (142,970)
  Other investment activity                                                         (279,179)          ----           ----
-----------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                      (10,409,972)   (17,300,922)   (14,744,886)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Net decrease in demand deposits,
    NOW accounts, savings accounts,
    money market deposit accounts and escrow deposits                             (1,191,170)    (4,454,805)    (7,404,864)
  Net (decrease)increase in time deposits                                         (5,407,527)     5,128,707      9,635,211
  Proceeds from borrowings                                                        10,632,000      7,720,047        436,250
  Repayments of borrowings                                                           (55,800)       (48,799)       (11,572)
  Cash dividends                                                                    (351,446)      (277,636)          ----
  Common stock acquired by ESOP                                                         ----       (110,047)      (436,250)
  Proceeds from the sale of common stock                                                ----           ----      5,664,914
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                    3,626,057      7,957,467      7,883,689
-----------------------------------------------------------------------------------------------------------------------------
  Reclass of Nationar deposits from
    cash equivalents to other assets (see Note 12)                                      ----      2,783,000     (2,960,000)
-----------------------------------------------------------------------------------------------------------------------------
      (Decrease) in cash and cash equivalent                                      (4,018,887)    (4,214,312)    (6,818,623)
  Cash and cash equivalents at beginning of year                                   8,352,959     12,567,271     19,385,894
-----------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                                  $  4,334,072   $  8,352,959   $ 12,567,271
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR:
  Interest                                                                      $  6,835,301   $  6,285,566   $  6,255,153
  Income Taxes Paid                                                                  795,705        529,477        215,000
NON-CASH INVESTING ACTIVITY:
  Transfer of loans to other real estate                                             373,628        445,035        644,936
  Gross change in unrealized appreciation (depreciation)
    on securities available for sale                                                 564,402       (349,040)     1,219,540
NON-CASH FINANCING ACTIVITY:
  Dividends declared and unpaid                                                      130,922         93,138           ----

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The accompanying consolidated financial statements include the accounts of Pathfinder Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Oswego City Savings Bank (the "Bank"). All inter-company accounts and activity have been eliminated in consolidation. The Bank has five full service offices located in its market area consisting of Oswego County. The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans secured by one-to-four family residential real estate and investment securities.

Pathfinder Bancorp, M.H.C., (the "Holding Company") a mutual holding company whose activity is not included in the accompanying financial statements, owns approximately 54% of the outstanding common stock of the Company. Salaries, employee benefits and rent approximating $48,000 were allocated from the Bank to Pathfinder Bancorp, M.H.C. during 1997.

Effective December 1997, the Bank and Pathfinder Bancorp, M.H.C., reorganized through the formation of Pathfinder Bancorp, Inc., a state-chartered, stock holding company. The reorganization was effected by the exchange of outstanding shares of the Bank for shares of Pathfinder Bancorp, Inc.

In September 1997, the Bank entered into a definitive agreement to merge with Oswego County Savings Bank, a mutual, state-chartered savings bank with assets of approximately $112 million. The merger requires approval of applicable regulators, the shareholders of Pathfinder Bancorp, Inc., and the depositors of Oswego County Savings Bank and is expected to be consummated in the second half of 1998.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits (with original maturity of three months or less) and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Short-term cash investments include certificates of deposit and money market funds. The estimated fair value of cash and cash equivalents approximates carrying value.

INVESTMENT SECURITIES

The Company classifies investment securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those that the Company has the positive intent and ability to hold to maturity, and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Investment securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of the applicable income tax effect. None of the Company's investment securities have been classified as trading securities.

Gains or losses on investment security transactions are based on the amortized cost of the specific securities sold. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Premiums and discounts on securities are amortized and accreted into income using the interest method over the period to maturity.

MORTGAGE LOANS HELD-FOR-SALE

Mortgage loans held-for-sale are carried at the lower of cost or fair value. Fair value is determined in the aggregate.

LOANS

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. Interest income is generally recognized when income is earned using the interest method. Nonrefundable loan fees received and related direct origination costs incurred are deferred and amortized over the life of the loan using the interest method, resulting in a constant effective yield over the loan term. Deferred fees are recognized into income immediately upon prepayment of the related loan.

For variable rate loans that reprice frequently and with no significant credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based upon management's evaluation of potential losses related to outstanding loans, as well as prevailing economic conditions.

INCOME RECOGNITION ON IMPAIRED AND NON-ACCRUAL LOANS

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days. When a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding.

When future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for possible credit losses until prior charge-offs have been fully recovered.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed generally on a straight-line basis over the estimated useful lives of the related assets. Maintenance and repairs are charged to operating expenses as incurred.

OTHER REAL ESTATE

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs.

INTANGIBLE ASSETS

Intangible assets represent goodwill arising from branch acquisitions and are being amortized on a straight-line basis over a 15-year period. The Company periodically reviews the carrying value of intangible assets using fair value methodologies. Accumulated amortization totaled approximately $1,131,458 and $816,000 at December 31, 1997 and 1996, respectively.

DEPOSITS

Interest on deposits is accrued and paid to the depositors or credited to the depositors accounts monthly, quarterly or annually.

Fair values disclosed for demand, savings, variable rate money market accounts and time accounts approximate their carrying values at the reporting date. Fair values for fixed rate time accounts are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying value of accrued interest approximates fair value.

INCOME TAXES

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

EARNINGS PER SHARE

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding throughout each year (2,798,610, 2,801,503, and 2,816,279 for 1997, 1996, and November 15, 1995 through December
31, 1995, respectively as adjusted to reflect the 3 for 2 stock split). Diluted earnings per share gives effect to weighted average shares which would be outstanding assuming the exercise of issued stock options using the treasury stock method (2,804,365 for 1997).

In conjunction with the formation of Pathfinder Bancorp, Inc. in December 1997, the Company changed the par value of its common stock from $1.00 to $.10. On January 13, 1998, the Board of Directors declared a three-for-two stock split of the Company's common stock to be effected in the form of a stock dividend distributed February 5, 1998 to shareholders of record on January 26, 1998. The effect of the stock split has been retroactively reflected as of December 31, 1997 in the consolidated statement of condition and statement of shareholders' equity. All references to number of shares, per share amounts and stock option data in the consolidated financial statements have been restated.

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" in 1997, which had no affect on quarterly or annual earnings as previously reported.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board Statement No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair values estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The carrying amounts and estimated fair values of financial instruments at December 31, are as follows:

                                                        1997                        1996
                                                      Carrying     Estimated      Carrying     Estimated
                                                      Amounts     Fair Values     Amounts     Fair Values
      ----------------------------------------------------------------------------------------------------------
      Cash and cash equivalents                     $  4,334,072  $  4,334,000  $  8,352,959  $  8,353,000
      Investment Securities                           56,821,317    56,847,000    59,502,156    59,597,000
      Mortgage loans held-for-sale                     1,547,354     1,554,550            --            --
      Loans                                          120,037,928   123,969,000   108,741,946   113,047,000
      Accrued interest receivable & other assets       1,443,175     1,443,000     1,466,003     1,446,000
      Deposits                                       152,399,141   148,044,000   158,997,838   154,888,000
      Borrowed funds                                  18,242,000    18,242,000     7,610,000     7,610,000
      Note payable - ESOP                                430,126       430,000       485,926       486,000

The fair value of options and commitments to extend credit is not significant.

RECLASSIFICATION

Certain amounts from 1996 and 1995 have been reclassified to conform to the current years presentation. These reclassifications had no affect on net income as previously reported.

NOTE 2: INVESTMENT SECURITIES
The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                   December 31, 1997
                                                                   Gross       Gross      Estimated
                                                     Amortized   Unrealized  Unrealized     Fair
                                                       Cost        Gains       Losses       Value
-----------------------------------------------------------------------------------------------------
       Held-to-maturity:
       Corporate debt                               $ 5,115,232  $   32,260    $  6,131  $ 5,141,360
-----------------------------------------------------------------------------------------------------
       Available-for-sale:
       Bond investments:
        U.S. Treasury and agencies                    4,856,250      36,312       8,224    4,884,338
        State and political subdivision               6,635,657     424,830         545    7,059,942
        Corporate                                    13,006,129     204,018       6,412   13,203,735
       Mortgage-backed                               23,023,302     189,011      54,374   23,157,939
-----------------------------------------------------------------------------------------------------
        Total                                        47,521,338     854,171      69,555   48,305,954

       Stock investments:
       Federal Home Loan Bank and Other               2,923,670     476,461          --    3,400,131
-----------------------------------------------------------------------------------------------------

     Total available-for-sale                     $50,445,008  $1,330,632    $ 69,555  $51,706,085
-----------------------------------------------------------------------------------------------------
     Net unrealized gain on available-for-sale      1,261,077
     Grand total carrying value                   $56,821,317
-----------------------------------------------------------------------------------------------------

                                                                  December 31, 1996
                                                                  Gross       Gross      Estimated
                                                    Amortized  Unrealized  Unrealized      Fair
                                                       Cost       Gains       Losses      Value
     Held-to-maturity:
     Corporate debt                               $ 9,629,303  $  110,966    $ 16,009  $ 9,724,260
-----------------------------------------------------------------------------------------------------
     Available-for-sale:
     Bond investments:
      U.S. Treasury and agencies                    5,879,451      40,018      25,733    5,893,736
      State and political subdivision               6,172,638     333,556      12,761    6,493,433
      Corporate                                    12,430,395     192,478      40,292   12,582,581
     Mortgage-backed                               22,965,752      69,397     206,082   22,829,067
-----------------------------------------------------------------------------------------------------
        Total                                      47,448,236     635,449     284,868   47,798,817

     Stock investments:
         Federal Home Loan Bank and Other           1,734,623     339,413          --    2,074,036
         Total available-for-sale                 $49,182,859  $  974,862    $284,868  $49,872,853
-----------------------------------------------------------------------------------------------------
     Net unrealized gain on available-for-sale        689,994
       Grand total carrying value                 $59,502,156
--------------------------------------------------------------------------------------------

The amortized cost and estimated fair value of debt investments at December 31, 1997 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.


                                                           Available for Sale             Held-to Maturity
                                                            December 31, 1997            December 31, 1997
----------------------------------------------------------------------------------------------------------------
                                                                        Estimated                   Estimated
                                                           Amortized       Fair        Amortized       Fair
                                                            Cost          Value           Cost        Value
----------------------------------------------------------------------------------------------------------------
       Due in one year or less                           $4,635,248     $4,678,344     $4,270,688   $4,293,934
       Due after one year through five years              6,116,119      6,239,412             --           --
       Due after five years through ten years            10,543,456     10,894,299        774,109      776,991
       Due after ten years                                3,203,213      3,335,960         70,435       70,435
       Mortgage-backed securities                        23,023,302     23,157,939             --           --

       Totals                                           $47,521,338    $48,305,954     $5,115,232   $5,141,360
----------------------------------------------------------------------------------------------------------------

Proceeds from the sales of debt securities for 1997, 1996, and 1995 were $792,352, $10,393,686, and $7,624,121, respectively. Gross gains of $4,102,
$3,643, and $31,040 and gross losses of $15,698, $49,996 and $58,563 were realized on these sales for 1997, 1996, and 1995, respectively. The sale of marketable equity securities resulted in realized losses of $38,078 for 1995.

NOTE 3: LOANS

  Major classifications of loans at December 31, are as follows:

                                          1997           1996
  --------------------------------------------------------------
  Real estate mortgages:
   Conventional                       $ 79,346,064  $ 72,357,149
   Second mortgage loans                 9,561,252     9,082,632
   Construction                          1,579,261     2,496,673
   FHA insured                              94,677       115,576
   VA guaranteed                            93,448       122,298
   Commercial                           19,741,792    15,668,507
  --------------------------------------------------------------
                                       110,416,494    99,842,835
  --------------------------------------------------------------
  Other loans:
   Consumer                              4,106,503     3,275,268
   Lease financing                         564,333     1,152,521
   Passbook loans                          170,854       206,133
   Student                                  13,286        58,168
   Commercial                            5,908,301     5,482,472
                                        10,763,277    10,174,563
                                      $121,179,771  $110,017,398
  --------------------------------------------------------------

The Company grants mortgage and consumer loans to customers throughout Oswego and parts of Onondaga counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors ability to honor their contracts is dependent upon the counties employment and economic conditions.

At December 31, 1997, loans to officers and directors were not significant.

During 1997, the Company began originating loans which conform to Federal National Mortgage Association ("FNMA") underwriting standards with the intent to securitize and sell such loans into the secondary market. The terms of the loans originated for sale are limited to one-to-four family 15-year and 30-year fixed rate mortgages.

In conjunction with the origination and pending sale of such mortgages, the Company has engaged in certain transactions to mitigate or eliminate the impact of changes in interest rates on the market value of the loans pending sale. At December 31, 1997, the company had $3.0 million in notional amount outstanding put options to hedge loans committed or loans closed and pending sale. The put options are accounted for as hedging instruments. The put options provide the bank the option to sell FNMA 30-year mortgage-backed securities at a specified strike price prior to the maturity date. The unamortized carrying value of the option premiums at December 31, 1997 was $26,000. The maturity dates on the outstanding options are January 14 and February 5, 1998.

NOTE 4: ALLOWANCES FOR LOAN LOSSES

Changes in the allowance for loan losses are presented in the following summary:

                                       1997       1996       1995
  --------------------------------------------------------------
  Balance at beginning of period    $ 906,567   $345,660   $315,050
  Recoveries credited                  18,113     17,498      8,631
  Provision for loan losses           261,112    636,410    102,500
  Loans charged off                  (358,271)   (93,001)   (80,521)
   Balance at end of period         $ 827,521   $906,567   $345,660
  --------------------------------------------------------------

At December 31, 1997, the Company had no loans for which specific valuation allowances were recorded.

During 1996, the Company had approximately $1.1 million of collateralized loans outstanding with a lease financing company and its affiliates that were determined to be impaired under SFAS No. 114. The Company established a $420,000 reserve to reflect the estimated impairment. During 1996 and 1997, the Company received payments reducing its outstanding balance in the loans receivable to approximately $319,000. Loans charged off during 1997 of $358,271 included approximately $319,000 relating to these loans receivable.

For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $1,036,000, with $29,000 of interest income recognized on these loans on a cash basis.

NOTE 5: PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

                                         1997        1996
  -----------------------------------------------------------
  Land                                $  631,773  $  416,993
  Buildings                            2,953,032   2,532,626
  Furniture, fixture and equipment     1,839,156   1,781,615
  Construction in progress               484,763     635,611
  -----------------------------------------------------------
                                       5,908,724   5,366,845
  Less: Accumulated depreciation       2,188,454   1,982,365
                                      $3,720,270  $3,384,480
  -----------------------------------------------------------

NOTE 6: DEPOSITS

A summary of amounts due to depositors is shown as follows:

                                              1997          1996
  --------------------------------------------------------------------
  Savings accounts                        $ 63,937,467  $ 65,634,242
  Money market accounts                        112,842       173,758
  Time accounts                             67,058,897    72,466,425
  Demand deposits interest bearing          13,306,129    13,081,669
  Demand deposits non-interest bearing       7,644,262     7,341,096
  Mortgages escrow funds                       339,544       300,648
                                          $152,399,141  $158,997,838
  --------------------------------------------------------------------

Time deposits with balances in excess of $100,000 amounted to approximately $8,455,000 and $11,216,000 at December 31, 1997 and 1996, respectively. The approximate maturity of time deposits is as follows:

                                            1997                   1996
-----------------------------------------------------------------------------------
               Year of Maturity      Amount     Percent     Amount     Percent
                 1                 $38,860,000     57.9%  $52,929,000     73.0%
                 2                  17,960,000     26.8%    7,886,000     10.9%
                 3 to 5              8,621,000     12.9%    9,035,000     12.5%
                5 and over           1,618,000      2.4%    2,616,000      3.6%
-----------------------------------------------------------------------------------
                                   $67,059,000    100.0%  $72,466,000    100.0%
-----------------------------------------------------------------------------------

NOTE 7: BORROWED FUNDS

The Company has available a $550,870 line of credit in connection with the Employee Stock Ownership Plan, of which $430,126 was outstanding at December 31, 1997. Principal and interest are payable quarterly at prime minus one over 10 years.

The Company maintains an unsecured overnight line of credit with the Federal Home Loan Bank for liquidity purposes. At December 31, 1997, $9,500,000 was available under this line of which $5,750,000 was outstanding. Interest on this line is determined at the time of borrowing. The average rate paid on the overnight line during 1997 approximated 5.8%. The outstanding balance is Collateralized by Certain Mortgage loans under a pledge agreement with the Federal Home Loan Bank.

The Company has term borrowings in the form of repurchase agreements and advances. At December 31, 1997, repurchase agreements totalled $7.9 million and advances totalled $4.6 million. The repurchase agreements mature within 90 days and carry interest rates varying from 5.65% and 5.84%. The repurchase agreements are collateralized by mortgage-backed securities which had a carrying value of $8.3 million at December 31, 1997.

The principal balance, interest rates, and maturities on the term advances are as follows:

    Principal              Rate               Term              Maturity Date
    ---------              ----               ----              -------------
   $   850,000             6.12%              1 yr.               12/29/98
   $ 1,000,000             5.98%              1 yr.                8/13/98
   $ 1,000,000             6.24%              2 yrs.               8/13/99
   $ 1,700,000             6.96%              1 yr.               10/29/98


NOTE 8: EMPLOYEE BENEFITS

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Under the plan, retirement benefits are primarily a function of both the years of service and level of compensation. It is the Company's policy to fund the plan in amounts sufficient to pay liabilities.

Plan assets consist primarily of temporary cash investments and listed stocks and bonds. The following table represents a reconciliation of the funded status of the plan at October 1 (date of the most recent actuarial study):

Plan assets at fair value                                                                 $3,231,500   $2,627,000
----------------------------------------------------------------------------------------------------------------------------
  Actuarial present value of benefit obligations
   Vested benefits                                                                         2,034,500    1,755,900
  Nonvested benefits                                                                          54,500       87,500
----------------------------------------------------------------------------------------------------------------------------
     Accumulated benefit obligations                                                       2,089,000    1,843,400
  Effect of future salary increases                                                          370,200      366,800
  Projected benefit obligation                                                             2,459,200    2,210,200
----------------------------------------------------------------------------------------------------------------------------
  Plan assets in excess of projected benefit obligation                                      772,400      416,800
  Unrecognized net loss                                                                     (173,100)     147,400
  Unrecognized past service liability                                                          5,500        6,600
  Unrecognized transition obligation                                                              --      (34,200)
  Prepaid pension asset included in other assets                                          $  604,800   $  536,600
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
  Net periodic pension cost for the years ended December 31 is as follows:
                                                                                   1997         1996         1995
-----------------------------------------------------------------------------------------------------------------------------
  Service cost benefits earned during the year                                $  76,262   $   94,076   $   99,664
  Interest cost on projected benefit obligations                                169,405      162,256      148,160
  Return on plan assets                                                        (582,197)    (314,657)    (377,065)
       Net amortization and deferral                                            340,840       99,445      203,924
       Net periodic pension expense                                           $   4,310   $   41,120   $   74,683
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

The actuarial present value of the projected benefit obligation shown in the above table is based on a discount rate of 7.25% and 7.75% for 1997 and 1996, respectively and an assumed rate of increase in future compensation levels of 5.0%. The expected long-term rate of return on assets was 8% for 1997 and 1996.

The Company provides certain health and life insurance benefits for eligible retired employees. Employees with less than 14 years of service as of January 1, 1995 are not eligible for these benefits. The costs of post-retirement health and life insurance benefits are accrued for during the service lives of employees. The Company elected the prospective transition approach, and is amortizing the transition obligation over a 20 year period. The effect of this accounting change in 1995 was to decrease net income by approximately $34,000.

Net periodic post-retirement benefit cost at December 31, includes the following components:

                                                                                              1997         1996          1995
  -----------------------------------------------------------------------------------------------------------------------------
  Service Cost                                                                               $ 3,014      $ 3,748       $ 3,344
  Amortization of transition obligation                                                       18,450       18,978        18,978
  Interest on APBO less interest on expected benefit payments                                 24,898       24,976        26,238

  Net periodic post-retirement benefit costs                                                 $46,362      $47,702       $48,560
  -----------------------------------------------------------------------------------------------------------------------------

A 10% percent annual rate of increase in the per capita costs of covered health care benefits was assumed for 1997, gradually decreasing to 5.5 percent by the year 2005. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated post-retirement benefit obligation as of December 31, 1997 by $17,766, and increase the aggregate of the service cost and interest cost components of net periodic post-retirement benefit cost for 1997 by $1,205. A discount rate of 7.00% was used to determine the accumulated post-retirement obligation.

  The funded status of the plan as of December 31, is as follows:

                                                                                               1997          1996
  ------------------------------------------------------------------------------------------------------------------------------
  Accumulated Post-retirement Benefit Obligation (APBO):
  Retirees                                                                                  $299,681      $ 277,142
  Other active plan participants                                                              78,048         92,110
--------------------------------------------------------------------------------------------------------------------------------
   Total APBO                                                                                377,729        369,252
  Plan Assets                                                                                     --             --
--------------------------------------------------------------------------------------------------------------------------------
     APBO in excess of plan assets                                                          (377,729)      (369,252)
  Unrecognized portion of net obligation at transition                                       273,909        292,887
  Unrecognized net loss                                                                       11,594         12,779
--------------------------------------------------------------------------------------------------------------------------------
   Accrued post-retirement benefit cost                                                     $(92,226)     $ (63,586)
--------------------------------------------------------------------------------------------------------------------------------

The Company has a Salary Deferral Program which covers employees who have completed one year of service (1,000 hours per year) and are 21 years of age. The plan includes a Section 401(k) provision as defined under the Internal Revenue Code. The 401(k) provision permits employees to contribute the lessor of $9,500, or 15% of their total compensation on a pretax basis for the plan year ended December 31, 1997. The Company's contributions are at the discretion of the board of directors. Company contributions associated with the Plan amounted to $41,400, $35,400, and $0 for the years ended December 31, 1997, 1996, and 1995, respectively.

NOTE 9: DEFERRED COMPENSATION AND SUPPLEMENTAL RETIREMENT PLANS

The Company maintains optional deferred compensation plans for its directors whereby fees normally received are deferred and paid by the Company based upon a payment schedule commencing at age 65 and continue monthly for 10 years. Directors must serve on the board for a minimum of 5 years to be eligible for the Plan. At December 31, 1997 and 1996, other liabilities include approximately $565,000 and $539,000, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 1997, 1996 and 1995 amounted to approximately $60,000, $49,000, and $39,000, respectively.

The Company has a supplemental executive retirement plan and a director emeritus plan for the benefit of directors and certain executive officers. Benefits under the Supplemental executive retirement plan are intended to provide a 15 year income stream which approximates 70-75% of final compensation including defined benefit and defined contribution plans and social security payments. Benefits under the director emeritus plans are provided to directors after retirement from the Board as a defined benefit retirement plan. The plans have been funded with single premium life insurance policies on the participating directors and officers, with the Company as owner and beneficiary of the policies. Cash surrender value related to these policies approximates $3,378,000 at December 31, 1997 and $3,190,171 at December 31, 1996 and is included in other assets. At December 31, 1997 and 1996, other liabilities include approximately $425,000 and $281,000 accrued under these plans. Compensation expense includes approximately $136,000, $131,000, and $121,000 relating to the supplemental executive retirement plan and director emeritus plan for 1997, 1996 and 1995, respectively.

NOTE 10: STOCK BASED COMPENSATION PLANS

During 1997, shareholders approved the 1997 Stock Option Plan and Management Recognition and Retention Plan for directors, officers and key employees. Under the Stock Option Plan, up to 88,166 options have been authorized for grant of incentive stock options and non-qualified stock options. All options have a 10-year term and vest and become exercisable ratably over a 6-year period.
Activity in the Stock Option Plan for 1997 is as follows:

                                          Options    Option Price     Shares
                                        Outstanding    Per Share   Exercisable
--------------------------------------------------------------------------------
    Outstanding at December 31, 1996           0             -         -
    Granted                              132,000       $  6.58         0
    Exercised                                  -             -         -
    Forfeited                                  -             -         -
    Outstanding at December 31, 1997     132,000       $  6.58         0
--------------------------------------------------------------------------------

In February 1997, the Board approved option grants with an exercise price equal to the market value of the Company's shares at the date of grant, subject to shareholder approval. Upon shareholder approval of the plans in December 1997, the excess of market value over exercise price for approved options approximated $1,330,000. This amount has been recorded as unearned stock-based compensation within the stockholders' equity section of the statement of condition and will be recognized as compensation expense ratably over the 6-year vesting period of the options.

During 1997, the Company awarded 52,350 shares (52,950 authorized) of restricted stock under the Management Recognition and Retention Plan. The market value of shares awarded at the date of grant approximated $873,000 and has been recognized in the accompanying statement of condition as unearned stock-based compensation, net of compensation expense of approximately $145,000 for 1997. The market value of shares awarded will be recognized as compensation expense ratably over the 6-year restriction period.

The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Pro forma amounts of net income and earnings per share under Statement of Financial Accounting Standards No. 123 are as follows:

                              1997
--------------------------------------------------------------------------------
Net Income:
 As reported               $1,854,361
 Pro forma                  1,804,108

Earnings per share (basic and diluted):
   As reported                            $      .66
   Pro forma                                     .65


The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions: risk free interest rate 5.77%; dividend yield 2.0%; market price volatility 36.95%; weighted average option life - 6 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. The weighted-average fair value per share of discounted options granted during 1997 is $13.32.

The Company sponsors an externally leveraged Employee Stock Ownership Plan
(ESOP) for employees who have attained age 21 and who have completed a 12 month period of employment with the Company during which they worked at least 1,000 hours. Unearned ESOP shares are pledged as collateral on the borrowings. As the debt is repaid, earned shares are released from collateral and become eligible for allocation. Cash dividends received on unearned shares are allocated among participants and are reported as compensation expense. Shares are allocated among participants on the basis of compensation subject to limitations.

The debt of the ESOP is recorded as a liability of, and guaranteed by, the Company and the shares pledged as collateral are reported as unearned ESOP shares in the Company's statement of financial condition. As shares are earned, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation expense approximated $167,000 and $70,000 for the fiscal years ended December 31, 1997 and 1996, respectively. Of the 92,574 shares acquired on behalf of the ESOP, 23,052 and 11,722 shares were released as of December 31, 1997 and 1996, respectively. The estimated fair value of the remaining 69,522 shares at December 31, 1997 is $1,390,000.

NOTE 11: INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                              1997           1996          1995
     ---------------------------------------------------------------------------
     Current                              $839,029       $568,613      $418,434
     Deferred                              (76,942)       (62,775)      (58,434
                                          $762,087       $505,838      $360,000
--------------------------------------------------------------------------------

  The components of deferred income taxes, included in other assets (liabilities), consist of the following:

                                                                         December 31,
                                                                     1997           1996
       ------------------------------------------------------------------------------------------------
       Assets:
        Loan origination fees                                    $125,540       $147,333
        Deferred compensation                                     395,218        327,411
        Allowance for loan losses                                 144,233        102,547
        Stock based compensation                                  146,680             --
        ESOP                                                        7,619          7,824
        Postretirement benefits                                    34,592         21,700
        Other                                                       6,091          6,091
-------------------------------------------------------------------------------------------------------
                                                                  859,973        612,906

       Liabilities
        Pension benefits                                           198,631       165,081
        Depreciation                                                10,845        21,784
        Investments                                                719,167       377,675
                                                                   928,643       564,540
        Net deferred tax asset (liability)                        $(68,670)     $ 48,366
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Company has determined that no valuation allowance is necessary as it is more likely than not deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and through future taxable income.

A reconciliation of the federal statutory income tax rate to the effective income tax rate at December 31, is as follows:

  ------------------------------------------------------------------------------------
                                                  1997      1996      1995
--------------------------------------------------------------------------------------
  Federal statutory income tax rate               34.0%     34.0%     34.0%

  State tax, net of federal benefit                4.3       2.7       3.8
  Tax-exempt interest income                      (6.7)     (8.0)     (9.7)
  Dividends received deduction                    (0.1)     (0.3)     (1.7)
  Other                                           (2.4)      0.1       0.1
--------------------------------------------------------------------------------
  Effective income tax rate                       29.1%     28.5%     26.5%
  ------------------------------------------------------------------------------

NOTE 12: COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition. The contract amount of those commitments to extend credit reflects the extent of involvement the Commitment has in this particular class of financial instrument. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

                                                                 Contract Amount
-----------------------------------------------------------------------------------------------
  Financial instruments whose contract amounts represent
   credit risk at December 31:
     1997                                                            $14,009,007
     1996                                                              6,399,157


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include residential real estate and income-producing commercial properties.

The Company leases land for a branch under an operating lease expiring in 2013. Rent expense totaled approximately $15,000 in 1997, $14,000 in 1996, and $13,000 in 1995. The lease provides for renewal options for two 10 year periods at specified amounts ranging from $18,000 to $24,000 per year. Rental payments are subject to increases based upon the preceding years Revised Consumer Price Index, but limited to 5% in any one year. Approximate minimum rental commitments for the non-cancelable operating lease is as follows:

  Year ending December 31:
  1998                                               15,200
  1999                                               15,200
  2000                                               15,200
  2001                                               16,200
  2002                                               16,200
  Thereafter                                        199,600
--------------------------------------------------------------------------------
   Total minimum lease payments                    $277,600
 -------------------------------------------------------------------------------

During 1995, the New York Superintendent of Banks ("Superintendent") was appointed conservator of Nationar, a New York chartered commercial Company owned by savings banks throughout the state. The Superintendent froze all assets of Nationar at the time he was appointed conservator. The Company had approximately $3.0 million on deposit with Nationar against which a provision for possible losses of $240,000 was recorded for the year ended December 31, 1995. During 1996, distributions were made from the Nationar estate to settle all accepted claims. In connection with this settlement, the Company charged $177,000 against the $240,000 reserve established during 1995, and recognized income of $63,000 associated with the remaining reserve recovery during 1996.

NOTE 13: DIVIDENDS AND RESTRICTIONS

The board of trustees of Pathfinder Bancorp, M.H.C., determines whether the Holding Company will waive or receive dividends declared by the Company each time the Company declares a dividend, which is expected to be on a quarterly basis. The Holding Company may elect to receive dividends and utilize such funds to pay expenses or for other allowable purposes. The Federal Reserve Bank (the "FRB") has indicated that (i) the Holding Company shall provide the FRB annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the FRB shall have the authority to approve or deny any dividend waiver request; (ii) if a waiver is granted, dividends waived by the Holding Company will not be available for payment to the minority shareholders and such amounts will be excluded from the

Company's capital accounts for purposes of calculating dividend payments to minority shareholders; (iii) the Company shall establish a restricted capital account in the amount of any dividends waived by the Holding Company, and such restricted capital account would be added to any liquidation account in the Company established in connection with a conversion of the Holding Company to stock form and would be maintained in accordance with OTS requirements. During 1997, the Company paid cash dividends totaling $248,400 to the Holding Company. The restricted capital account has a $0 balance as of December 31, 1997.

Retained earnings of the Bank are subject to certain restrictions under New York State Banking regulations. The amount of retained earnings restricted under these regulations approximated $3,389,000 as of December 31, 1997.

NOTE 14: REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guideline and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject and is "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well Capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following table.

                                                                                                               To be "Well
                                                                                                               Capitalized"
                                                                                     For Capital               Under Prompt
                                                                                      Adequacy             Corrective Action
                                                   Actual                             Purposes                 Provisions
                                         Amount             Ratio              Amount          Ratio       Amount         Ratio
------------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1997:
  Total Core Capital
  (to Risk Weighted Assets)             $20,062,344          17.1%             $9,428,960      8.0%        $11,786,200     10.0%
  Tier 1 Capital
  (to Risk Weighted assets)             $19,234,823          16.4%             $4,714,480      4.0%        $ 7,071,720      6.0%
  Tier 1 Capital
  (to Average Assets)                   $19,234,823          10.1%             $7,665,120      4.0%        $ 9,581,400      5.0%
-----------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1996:
  Total Core Capital
  (to Risk Weighted Assets)             $18,376,019          15.7%             $9,383,121      8.0%        $11,728,901     10.0%
  Tier 1 Capital
  (to Risk Weighted assets)             $17,469,452          14.9%             $4,691,560      4.0%        $ 7,037,340      6.0%
  Tier 1 Capital
  (to Average Assets)                   $17,469,452           9.5%             $7,319,520      4.0%        $ 9,149,400      5.0%

NOTE 15: FINANCIAL CONDITION - PARENT COMPANY

As discussed in Note 1, on December 30, 1997 the Company reorganized through the formation of Pathfinder Bancorp, Inc., a state-chartered, stock holding company. The following represents the condensed balance sheet of Pathfinder Bancorp, Inc. at December 31, 1997.

     STATEMENT OF CONDITION
     ----------------------
     Assets

     Receivable from subsidiary          $  3,000,000

     Investment in Bank subsidiary         20,582,735
                                           ==========

                                         $ 23,582,735
                                         ============

     Shareholders' equity                $ 23,582,735
                                         ============

CITY SAVINGS BOARD
of Directors

Chris R. Burritt
Chris C. Gagas
Raymond W. Jung
Bruce E. Manwaring
L. William Nelson
Victor S. Oakes
Lawrence W. O'Brien
Janette Resnick
Corte J. Spencer


CITY SAVINGS OFFICERS:

Chris C. Gagas
 Chairman, President
 Chief Executive Officer
Barry S. Thompson
 Senior Vice President
Thomas W. Schneider
 Vice President
 Chief Financial Officer
W. David Schermerhorn
 Vice President, Loan Administration
Edgar J. Manwaring
 Vice President, Loan Origination
Melissa A. Dashnau
 Vice President, Corporate Secretary
Gregory L. Mills
 Vice President, Marketing,
 Branch Administration
James A. Dowd
 Controller
Laurie Lockwood
 Assistant Controller
Anita A. Austin
 Auditor
Pamela S. Knox
 Assistant Vice President, Lending
Michele Torbitt
 Assistant Vice President

CITY SAVINGS BRANCH MANAGERS

Charlene M. Himple
Assistant Vice President,
Plaza Office
Cynthia L. Claflin, Mexico Office
Joyce E. Daniels, Eastside Office
Jeannine M. Crahan, Fulton Office

CITY SAVINGS SERVICES

Savings Accounts
Young Investors Club
Prestige Plus Accounts
Prestige Personal Accounts
Business Manager Program
Christmas Club Accounts
Certificates of Deposit
Money Management Accounts
Checking Accounts
NOW Accounts
Business Checking
Check Protection
Checking Line-of-Credit
Home Mortgage Loans
Home Improvement Loans
Home Equity Loans/Lines of Credit
Passbook Loans
Automatic Loan Payments
Commercial Loans
Commercial Lines-of-Credit
Consumer Loans
Education Loans
Safety Deposit Boxes
Money Orders
Travelers Checks
Savings Bank Life Insurance
Investment Services
IRAs
Direct Deposit
Bank-by-Mail
Credit Cards
Free Notary Service

CORPORATE HEADQUARTERS

214 West First Street
Oswego, NY  13126
(315) 343-0057

ANNUAL MEETING

Wednesday, April 30, 1997
10:00 AM
Oswego City Savings Bank
Board Room
214 West First St.
Oswego, NY  13126

STOCK LISTING

Electronic Bulletin Board
Symbol: PBHC


COUNSEL

Doren P. Norfleet
Oswego City Savings Bank
214 West First Street, Third Floor
Oswego, NY  13126


SPECIAL COUNSEL

Luse Lehman Gorman Pomerenk
  & Schick
5335 Wisconsin Avenue N.W.
Suite 400
Washington, DC 20015


INDEPENDENT AUDITORS

Coopers & Lybrand L.L.P.
One Lincoln Center
Syracuse, NY  13202


TRANSFER AGENT

Chemical Mellon Shareholder
Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660

INVESTOR RELATIONS

Chris C. Gagas
 Chairman, President,
 Chief Executive Officer
Thomas W. Schneider
 Vice President,
 Chief Financial Officer
214 West First Street
Oswego, NY  13126
(315) 343-0057


GENERAL INQUIRIES AND REPORTS

A copy of the Bank's 1997 Annual Report to the Federal Deposit Insurance
 Corporation, Form 10-K,
may be obtained without charge by
written request of shareholders to:
  Melissa A. Dashnau
  Vice President, Corporate Secretary
  Oswego City Savings Bank
  214 West First Street
  Oswego, NY  13126

                                  EXHIBIT 21

                          SUBSIDIARIES OF THE COMPANY

Company                            Percent Owned
-----------------------            -------------

Oswego City Savings Bank           100%

                                  APPENDIX B

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                      ----------------------------------

                                   FORM 10-Q

     QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF
                   1934 FOR THE QUARTER ENDED JUNE 30, 1998


                         SEC Exchange Act No. 000-23601
                                              ---------

                           Pathfinder Bancorp, Inc.
                 ----------------------------------------------
                (Exact name of bank as specified in its charter)


                                   New York
             ------------------------------------------------------
            (State or jurisdiction of incorporation or organization)

                                  16-1540137
                     -------------------------------------
                    (I.R.S. Employer Identification Number)


             214 W. 1st Street
             Oswego, New York                              13126
   -------------------------------------                 --------
  (Address of principal executive office)               (Zip Code)


          Bank's telephone number, including area code: (315) 343-0057
                                                        --------------

                                Not Applicable
    -------------------------------------------------------------------------
   (Former name, former address and former fiscal year, if changed since last report)

     Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days.  Yes  X   No
                       ----    ----

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 2,874,999 shares of the Company's common stock outstanding as of August 10, 1998.

                            OSWEGO CITY SAVINGS BANK
                                     INDEX


PART 1        FINANCIAL INFORMATION                                    PAGE

Item 1.       Financial Statements

              .     Consolidated Balance Sheets                         1
              .     Consolidated Statements of Income                   2
              .     Consolidated Statements of Shareholders' Equity     3
              .     Consolidated Statements of Cash Flows               4, 5
              .     Notes to Consolidated Financial Statements          6

Item 2.       Management's Discussion and Analysis of Financial         7 - 15
              Condition and Results of Operations

PART II       OTHER INFORMATION                                         16

SIGNATURES

                           PATHFINDER BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CONDITION
                June 30, 1998 (unaudited) and December 31, 1997


                                                                      June 30,                 December 31,
                                                                       1998                        1997
                                                                    ----------                 ------------
                   ASSETS
                   ------
Cash and due from banks                                             $4,520,170                  $4,334,072
Federal funds sold                                                   1,300,000                          --
                                                                  ------------                ------------
       Total cash and cash equivalents                               5,820,170                   4,334,072

Investment securities                                               47,037,418                  56,821,317
Mortgage loans held-for-sale                                         6,657,825                   1,547,354
Loans:
    Real Estate                                                    113,292,320                 110,416,494
    Consumer and other                                              11,099,895                  10,763,277
                                                                  ------------                ------------
       Total loans                                                 124,392,215                 121,179,771
    Less: Allowance for loan losses                                    824,161                     827,521
          Unearned discounts and origination fees                      240,103                     314,322
                                                                  ------------                ------------
       Loans Receivable, net                                       123,327,951                 120,037,928

Premises and equipment                                               4,085,244                   3,720,270
Accrued interest receivable                                          1,405,298                   1,443,175
Other real estate                                                    1,139,517                     766,619
Intangible assets                                                    3,446,998                   3,604,876
Other assets                                                         5,170,889                   4,494,775
                                                                  ------------                ------------
                                                                  $198,091,310                $196,770,386
                                                                  ============                ============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Deposits:
   Interest bearing                                               $148,146,979                $144,754,879
   Non-interest bearing                                              9,251,951                   7,644,262
                                                                  ------------                ------------
    Total deposits                                                 157,398,930                 152,399,141
Borrowed funds                                                      14,600,000                  18,242,000
Note payable - ESPOP                                                   402,226                     430,126
Other liabilities                                                    2,145,835                   2,116,384
                                                                  ------------                ------------
    Total liabilities                                              174,546,991                 173,187,651

Shareholders' equity: (1)
   Common stock, par value $.10 per share; authorized
     9,900,000 shares; 2,874,999 shares issued
     and outstanding                                                   287,500                     287,500
   Additional paid in capital                                        7,568,675                   7,643,084
   Retained earnings                                                17,625,300                  17,156,415
   Unearned stock based compensation                                (1,634,326)                 (1,836,250)
   Unearned ESOP shares                                               (378,988)                   (411,050)
   Accumulated other comprehensive income                              874,482                     743,036
   Treasury stock, at cost; 43,625 shares                             (798,324)                        ---
                                                                  ------------                ------------
   Total shareholders' equity                                       23,544,319                  23,582,735
                                                                  ------------                ------------
                                                                  $198,091,310                $196,770,386
                                                                  ============                ============

(1) December 31, 1997 amounts reflect impact of reorganization for Pathfinder Bancorp, Inc. and the retroactive effect of the 3 for 2 split declared on January 13, 1998 and paid on February 5, 1998

The accompanying notes are an integral part of the financial statements

                            PATHFINDER BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                   For the three months and six months ended
                        June 30, 1998 and June 30, 1997
                                  (unaudited)

                                                                   For the three months ended          For the six months ended
                                                                  ---------------------------        ---------------------------
                                                                    June 30,         June 30,          June 30,        June 30,
                                                                     1998             1997              1998             1997
                                                                  ----------       ----------        ----------       ----------
INTEREST INCOME:
 Loans                                                            $2,761,930       $2,448,881        $5,438,051       $4,898,913
 Interest and dividends on investments:
   U.S. Treasury and agencies                                         60,624          104,422           136,683          208,045
   State and political subdivisions                                   88,001           93,472           178,999          182,191
   Corporate                                                         275,385          377,538           572,878          759,634
   Marketable equity securities                                       23,716           16,470            49,285           21,820
   Mortgage-backed                                                   341,066          389,630           712,244          775,354
   Federal funds sold and interest-bearing
    deposits                                                          25,269           68,752            37,375          125,760
                                                                  ----------       ----------        ----------       ----------
      Total interest income                                        3,575,991        3,499,165         7,125,515        6,971,717

INTEREST EXPENSE:
 Interest on deposits                                              1,541,859        1,572,159         3,070,725        3,141,541
 Interest on borrowed funds                                          226,461          111,929           480,736          224,804
                                                                  ----------       ----------        ----------       ----------
      Total interest expense                                       1,768,320        1,684,088         3,551,461        3,366,345
                                                                  ----------       ----------        ----------       ----------

      Net interest income                                          1,807,671        1,815,077         3,574,054        3,605,372
 Provision for loan losses                                            65,243           65,880           140,541          127,351
                                                                  ----------       ----------        ----------       ----------
      Net interest income after provision for
        loan losses                                                1,742,428        1,749,197         3,433,513        3,478,021
                                                                  ----------       ----------        ----------       ----------

OTHER INCOME:
 Service charges on deposit accounts                                 127,278          128,130           239,232          250,632
 Mortgage servicing fees                                              11,422           11,579            23,997           23,139
 Net securities gains                                                 41,206          172,053           270,045          172,053
 Other charges, commission and fees                                  105,957          171,796           177,302          272,856
                                                                  ----------       ----------        ----------       ----------
      Total other income                                             285,863          483,558           710,576          718,680
                                                                  ----------       ----------        ----------       ----------
OTHER EXPENSES:
 Salaries and employee benefits (a)                                  743,349          610,420         1,526,665        1,229,020
 Building occupancy                                                  159,678          158,078           321,494          338,567
 Data processing expenses                                            111,682           94,944           224,959          180,136
 Professional and other services                                     197,870          152,288           318,368          263,312
 Deposit insurance premiums                                            7,732            9,237            20,046           17,618
 Amortization of intangible asset (b)                                 78,939           78,939           157,878          157,878
 Other expenses                                                      241,990          216,420           524,711          406,991
                                                                  ----------       ----------        ----------       ----------
      Total other expenses                                         1,541,240        1,320,326         3,094,121        2,593,522
                                                                  ----------       ----------        ----------       ----------

Income before income taxes                                           487,051          912,429         1,049,968        1,603,179
Provision for income taxes (c)                                       135,614          270,515           304,490          465,965
                                                                  ----------       ----------        ----------       ----------
Net income                                                        $  351,437       $  641,914        $  745,478       $1,137,214
                                                                  ----------       ----------        ----------       ----------
 Other comprehensive income, net of tax:
   Unrealized gains on securities:                                    87,118          379,632           160,067           35,751
      Unrealized holding gains arising during
       period
      Less: reclassification adjustment for gains included
            in net income                                                                               (28,621)
                                                                  ----------       ----------        ----------       ----------
Comprehensive income                                              $  438,555       $1,021,546        $  876,924       $1,172,965
                                                                  ==========       ==========        ==========       ==========

   Earnings per share - basic                                     $      .13       $      .23        $      .27       $      .41
                                                                  ==========       ==========        ==========       ==========
   Earnings per share - diluted                                   $      .12       $      .23        $      .26       $      .41
                                                                  ==========       ==========        ==========       ==========


(a) includes non-cash expenses for stock based compensation plans of $244,000 and $103,000 for the three month period ended June 30, 1998 and 1997, respectively, and $478,000 and $204,000 for the six month period ended June 30, 1998 and 1997, respectively.
(b) represents the non-cash amortization of premium paid on deposits acquired
(c) includes the tax benefit associated with the realization of non-cash expenses of $73,000 and $31,000 for the three month period ended June 30, 1998 and 1997, respectively, and $143,000 and $61,000 for the six month period ended June 30, 1998 and 1997, respectively.

                            PATHFINDER BANCORP, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 1998
                                   (unaudited)



                                                                                                 Accum.
                                     Common Stock         Add't                    Unearned      Other     Unearned
                                ---------------------     Paid in     Retained    Stock-Based    Compr.      ESOP     Treasury
                                 Shares       Amount      Capital     Earnings   Compensation    Income     Shares      Stock
                                ---------    --------   ----------  -----------  ------------   --------  ---------   ---------
Balance, December 31, 1997      2,874,999    $287,500   $7,643,084  $17,156,415  $(1,836,250)   $743,036  $(411,050)  $       -

Net Income                                                              745,478

Other comprehensive income,
  net of tax Unrealized gains
  on securities, net of
  reclassification adjustment

  Comprehensive income

ESOP shares earned                                          85,255                                           32,062

Treasury stock purchased                                                                                               (957,988)

Stock awards granted                                      (159,664)                                                     159,664

Stock based compensation earned                                                      201,924

Change in unrealized net
 appreciation on investment
 securities
                                                                                                 131,446
Dividends declared                                                     (276,593)
                                             --------   ----------  -----------  -----------    --------  ---------   ---------
Balance, June 30, 1998          2,874,999    $287,500   $7,568,675  $17,625,300  $(1,634,326)   $874,482  $(378,988)  $(798,324)
                                =========    ========   ==========  ===========  ===========    ========  =========   =========

                                   Total
                                -----------
Balance, December 31, 1997      $23,582,735

Net Income                          745,478

Other comprehensive income,
  net of tax Unrealized gains
  on securities, net of
  reclassification adjustment

  Comprehensive income

ESOP shares earned                  117,317

Treasury stock purchased           (957,988)

Stock awards granted                      0

Stock based compensation earned     201,924

Change in unrealized net
 appreciation on investment
 securities                         131,446

Dividends declared                 (276,593)
                                -----------
Balance, June 30, 1998          $23,544,319
                                ===========


The accompanying notes are an integral part of the financial statements

                            PATHFINDER BANCORP, INC.
                            STATEMENTS OF CASH FLOW
                        June 30, 1998 and June 30, 1997
                                  (unaudited)

                                                                             June 30,     June 30,
                                                                               1998         1997
                                                                         ------------    -----------
OPERATING ACTIVITIES:
 Net Income                                                               $   745,478    $ 1,137,215
 Adjustments to reconcile net income to net cash
   provided by operating activities:
    Provision for loan, investment and other real estate losses               140,541        127,351
    Deferred compensation                                                      97,532         80,706
    ESOP and other stock-based compensation earned                            319,241         45,689
    Deferred income taxes                                                          --       (121,286)
    Realized (gains) losses on investment securities                         (270,045)        12,009
    Depreciation                                                              106,325        126,281
    Amortization of intangibles                                               157,878        157,878
    Net amortization of premiums and discounts on
       investment securities                                                   25,526         39,096
    Loss on other real estate sale                                              7,639             --
    Decrease (increase) in interest receivable                                 37,877        (82,936)
    Increase in other assets                                                 (595,931)       (38,301)
    Decrease in other liabilities                                            (269,904)      (180,113)
                                                                          -----------    -----------
 Net cash used in operating activities                                        502,157      1,298,925
                                                                          -----------    -----------

INVESTING ACTIVITIES:
    Purchase of investment securities available for sale                   (1,734,488)    (4,280,146)
    Proceeds from maturities and principle reductions of
       investment securities held to maturity                               2,770,000        200,000
    Proceeds from maturities and principle reductions of
       investment securities available for sale                             8,769,864      3,761,487
    Proceeds from sale of investment securities                               420,129        547,187
    Net increase in loans                                                  (9,074,670)    (3,060,259)
    Purchase of premises and equipment                                       (471,299)      (286,548)
    Proceeds from sale of other real estate owned                             339,096        441,278
    Increase in surrender value of life insurance                             (80,184)      (117,370)
    Other investing activities                                               (185,998)            --
                                                                          -----------    -----------
 Net cash used in investing activities                                        752,450     (2,789,707)
                                                                          -----------    -----------

                            STATEMENT OF CASH FLOWS
                                  (continued)



                                                       June 30,       June 30,
                                                         1998           1997
                                                     -----------    ------------

FINANCING ACTIVITIES:
    Net increase (decrease) in demand deposits,
     NOW accounts savings accounts, money market
     deposit accounts and escrow deposits            $ 3,933,120    $   (50,811)
    Net increase (decrease) in time deposits           1,066,669       (332,666)
    Net (repayments of) proceeds from short term
     borrowings                                       (3,642,000)       440,000
    Repayments of borrowings                             (27,900)       (27,900)
    Cash dividends                                      (140,410)      (223,898)
    Treasury stock acquired                             (957,988)            --
                                                     -----------    -----------
 Net cash (used in) provided by financing
  activities                                             231,491       (195,275)
 Decrease in cash and cash equivalents                 1,486,098     (1,686,057)
 Cash and cash equivalents at beginning of period      4,334,072      8,352,959
                                                     -----------    -----------
 Cash and cash equivalents at end of period          $ 5,820,170    $ 6,666,902
                                                     ===========    ===========

CASH PAID DURING THE PERIOD FOR:

 Interest                                            $ 3,641,226    $ 3,331,996
 Income taxes                                            441,000        636,912


NON-CASH INVESTING ACTIVITY:

 Transfer of loans to other real estate              $   533,635    $   274,790
 Unrealized holding gains arising during period          219,077         59,585


NON-CASH FINANCING ACTIVITY:

 Dividends declared and unpaid                       $   136,188    $   134,167
 Stock awards granted                                    159,664             --



The accompanying notes are an integral part of the financial statements

                            Oswego City Savings Bank

                         Notes to Financial Statements


(1) Basis of Presentation
    ---------------------

    The accompanying unaudited financial statements were prepared in accordance with the instructions for Form 10-Q and Regulation S-X and, therefore, do not include information for footnotes necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The following material under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" is written with the presumption that the users of the interim financial statements have read, or have access to, the Bank's latest audited financial statements and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 1997 and for the three year period then ended. Therefore, only material changes in financial condition and results of operations are discussed in the remainder of part 1.

    All adjustments (consisting of only normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included in the results of operations for the three months and six months ended June 30, 1998 and 1997.

    Operating results for the three months and six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

(2) Earnings per Share
----------------------

    Earnings per share are based on the weighted average number of common shares outstanding during the period. For purposes of computing earnings per share, only Employee Stock Option Plan ("ESOP") shares that have been committed to be released are considered outstanding.

    Earnings per share have been computed based upon net income for the three months ended June 30, 1998 and 1997, using 2,779,556 and 2,797,086, weighted average common shares outstanding, respectively. Year-to-date earnings per share have been computed based upon net income for the six months ended June 30, 1998 and 1997 using 2,781,098 and 2,795,642 weighted average common shares.

(3) New Accounting Pronouncements
---------------------------------

    Effective January 1, 1998, the Company adopted statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". This pronouncement requires the Company to report the effects of unrealized investment holding gains or losses on comprehensive income.

                           Pathfinder Bancorp, Inc.

                    Management's Discussion and Analysis of
                  Financial Condition and Results of Operation

General

On December 30, 1997, Oswego City Savings Bank completed its reorganization into the mid-tier holding company form of mutual holding company ownership. Throughout the Management's Discussion and Analysis the term, "the Company", refers to the consolidated entity of Pathfinder Bancorp, Inc. and Oswego City Savings Bank or the Bank for the periods prior to December 30, 1997. At June 30, 1998, Pathfinder Bancorp, Inc.'s only business was the 100% ownership of Oswego City Savings Bank.

The Company's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage loans, investment securities and other loans, and its cost of funds consisting of interest paid on deposits and borrowed funds. The Company's net income also is affected by its provision for loan losses, as well as by the amount of non interest income, including income from fees and service charges, net gains and losses on sales of securities, and non interest expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, data processing and income taxes. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company. In particular, the general level of market rates tends to be highly cyclical.

Proposed Merger
---------------

On September 5, 1997, the Board of Directors of the Company, in conjunction with the Board of Trustees of Oswego County Savings Bank, a New York State chartered mutual savings bank headquartered in Oswego, New York, announced the adoption of a definitive merger agreement under which the banks will be combined. The proposed transaction is subject to regulatory approval, as well as approval of the shareholders of Pathfinder Bancorp, Inc.. On May 13, 1998, applications for the merger were file with the Federal Deposit Insurance Corporation, the Federal Reserve Bank, and the New York State Banking Department. As of June 30, 1998, Oswego County Savings Bank had total assets of approximately $109.7 million, deposits of $96.7 million and net worth of $11.3 million. Upon completion of the proposed merger, the Company's total assets and deposits will increase commensurately. Refer to the "Recent Events" for additional information regarding the proposed merger.

Year 2000
---------

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Left unresolved, the year 2000 issue could result in a system failure or miscalculations causing disruptions of operations including, but not limited to, a temporary inability to process transactions, calculate interest, or engage in similar normal business activities. In early 1997, the Company formed a Year 2000 committee to address the issues surrounding the problem. The committee has adopted a policy statement and plan of action to identify, correct, test, and implement solutions to ensure that the Company's systems are ready to process in the year 2000 and beyond. The policy statement comprises three phases: the assessment phase, the renovation phase, and the validation phase. During 1997, the Company completed its assessment phase and has identified its computer and electronic software systems that will require modification or replacement. The committee has determined that the required changes are minimal, and that such changes will resolve the Company's Year 2000 computer systems issues. The committee has segregated the issues between those that affect information technology ("IT") and those that do not ("non-IT"). Testing for non-IT systems is 90% complete at June 30, 1998. Testing and implementation of solutions for IT will continue commence in September 1998 with a goal to be fully tested by December 31, 1998. The Company will utilize both internal and external resources to program, replace, and test the software for Year 2000 modifications. The Company is also communicating with its third party data processing vendors, as well as its significant suppliers and commercial customers, to determine the Company's exposure should any of these parties fail to resolve their own significant Year 2000 issues. The committee is evaluating the risk from these third parties and, where appropriate, will establish action plans to reduce or eliminate the risk. In some cases, the Company will rely on third party information which may be inaccurate and unverifiable. Should third party entities, including Federal and State governments and agencies fail to resolve their own Year 2000 issues, an adverse effect on the Company could result. The committee is also responsible for the creation and maintenance of a contingency plan for all mission critical system application functions by which the company would operate if remedial action is insufficient. The expected completion date of the contingency plan is December 31, 1998. The costs of the remedial actions and the date on which the Company plans to complete the Year 2000 modifications, are based on management's best estimates and assumptions including the continued availability of third party services, their modification plans, and other factors. Costs related to the Year 2000 issue will be expensed as they are incurred, except for the cost, if any for new hardware or software that is purchased which will be capitalized. To date, the Company has not maintained an accounting of costs incurred separate from normal upgrades of equipment and costs of personnel. The Company, beginning July 1, 1998 will maintain a separate accounting of costs incurred and use such information to project costs for completion of all remedial action. To date, the cost attributable solely to Year 2000 compliance has not been significant. The Company expects the total cost of completing the project to have no material affect on the Company's results of operations and financial condition, however, the Company will continue to assess the costs incurred and the expectations of future costs arising from the issue.


This Quarterly Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market areas and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically declines any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

For other matters affecting the Company, Including events which may affect the Company's operations and financial performance, see "Recent Events".

The following discussion reviews the financial condition at June 30, 1998 and the results of operations of the Company for the three months and six months ended June 30, 1998.

Financial Condition

Assets
------

Total assets increased approximately $1.3 million, or .7%, to $198.1 million at June 30, 1998 from $196.8 million at December 31, 1997. The relatively stable level of assets reflects the lack of significant growth and economic development in the Company's market area. For the six months ended June 30, 1998, loans receivable increased $3.2 million, or 2.7%, to $124.4 million from $121.2 at December 31, 1997. Mortgage loans held-for-sale increased approximately $5.1 million to $6.7 million from $1.5 million at December 31, 1997. Loan originations were funded from the re-deployment of maturing short term investments, excess liquidity, and certain borrowings to fund the demand for the Company's loan products, principally, one to four family mortgage loans and commercial real estate loans. Additionally the Company has continued to originate mortgage loans underwritten to conform to the standards of the Federal National Mortgage Association for the purpose of securitizing and selling such loans into the secondary market. In July 1998 the Company securitized and sold $5.6 million of the loans held for sale. The proceeds from the sale were used to pay down a $3.0 million term loan used to help fund the originations, with the remainder placed into short-term investments for use in new originations.

Investment securities decreased by approximately $9.9 million, or 17.2%, to $47.0 million at June 30, 1998, from $56.8 million at December 31, 1997. The decrease in investment securities is primarily the result of utilizing maturing investment securities to fund loan originations. The increase in total assets was also impacted by a $1.3 million increase in federal funds sold, and a $1.2 million increase in non-earning assets. The increase in other assets is principally due to increases in premises and equipment of $365,000, other real estate owned of $373,000, and other assets of $676,000.

Liabilities
-----------

Total liabilities increased by $1.4 million, to $174.5 million at June 30, 1998 from $173.2 million at December 31, 1997. The increase is primarily attributable to a $5.0 million, or 3.3% increase in deposits, partially offset by a reduction in borrowed funds of $3.6 million, or 20.0%. The increased deposit levels consist mainly of inflows into the Company's passbook savings accounts and non-interest bearing checking accounts and interest credited on existing interest-bearing accounts. The increases in these categories are primarily the result of deposits received in association with commercial lending activities and increased penetration within the existing retail customer base. The reduction in borrowed funds is attributable to the repayment of the Company's overnight credit line facility. The borrowed funds are part of a strategy to leverage the Company's capital and provide incremental income through the use of wholesale deposits.

Liquidity and Capital Resources
-------------------------------

Shareholders' equity decreased $38,000 to $23.5 million at June 30, 1998 from $23.6 million at December 31, 1997. The decrease in shareholder's equity is primarily the result of the acquisition of 34,900 shares of treasury stock to fund the Company's Management Retention Plan for a total cost of approximately $798,000, combined with dividends declared of $277,000. Partially offsetting the decreases in shareholder's equity were increases resulting from net income totaling $745,000, ESOP and other stock-based compensation earned of $160,000, and net unrealized holding gains on investment securities arising during the period totaling $131,000.

The Company's primary sources of funds are deposits, amortization and prepayment of loans and maturities of investment securities and other short-term investments, earnings and funds provided from operations, and borrowings. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of deposits to maintain a desired deposit balance. In addition, the Company invests excess funds in short-term interest-bearing instruments and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans and loan commitments. The Company also adjusts liquidity as appropriate to meet its assets and liability management objectives.

Management of Market Risk - Interest Rate Risk
------------------------------------------------

The Company's most significant form of market risk is interest rate risk, as the majority of the Company's assets and liabilities are sensitive to changes in interest rates. The Company's mortgage loan portfolio, consisting primarily of loans on residential real property located in Oswego County, is subject to risks associated with the local economy. The Company's interest rate risk management program focuses primarily on evaluating and managing the composition of the Company's assets and liabilities in the context of various interest rate scenarios. Factors beyond management's control, such as market interest rates and competition, also have an impact on interest income and interest expense.

The extent to which such assets and liabilities are "interest rate sensitive" can be measured by an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and that amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Company does not maintain in its portfolio fixed interest rate loans with terms exceeding 20 years. In addition, ARM loans are originated with terms that provide that the interest rate on such loans cannot adjust below the initial rate. Generally, the Company's tends to fund longer term loans and mortgage-backed securities with shorter term time deposits, repurchase agreements, and advances. The impact of this asset/liability mix creates an inherent risk to earnings in a rising interest rate environment. In a rising interest rate environment, the Company's cost of shorter term deposits may rise faster than its earnings on longer term loans and investments. Additionally, the prepayment of principal on real estate loans and mortgage-backed securities tends to decrease as rates rise, providing less available funds to invest in the higher rate environment. Conversely, as interest rates decrease the prepayment of principal on real-estate loans and mortgage-backed securities tends to increase, causing the Company to invest funds in a lower rate environment. The potential impact on earnings from this mismatch, is mitigated to a large extent by the size and stability of the Company's savings accounts. Savings accounts have traditionally provided a source of relatively low cost funding that have demonstrated historically a low sensitivity to interest rate changes. The Company generally matches a percentage of these, which are deemed core, against longer term loans and investments. In addition, the Company has sought to extend the terms of its time deposits. In this regard, the Company has on occasion offered certificates of deposits with three and four year terms which allow depositors to make a one-time election, at any time during the term of the certificate of deposit, to adjust the rate of the certificate of deposit to the then prevailing rate for a certificate of deposit with the same term. The Company has further sought to reduce the term of a portion of its rate sensitive assets by originating one year ARM loans, five year/one year ARM loans (mortgage loans which are fixed rate for the first five years and adjustable annually thereafter), and by maintaining a relatively short term investment securities (original maturities of three to five years) portfolio with staggered
maturities.   The Company manages its interest rate sensitivity by monitoring
(through simulation and net present value techniques) the impact on it's GAP position, net interest income, and the market value of portfolio equity to changes in interest rates on its current and forecast mix of assets and liabilities. The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's assets and liability policies, setting prices and terms on rate-sensitive products, and monitoring and measuring the impact of interest rate changes on the Company's earnings. The Committee meets monthly on a formal basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Company does not have a targeted gap range, rather the Board of Directors has set parameters of percentage change by which net interest margin and the market value of portfolio equity are affected by changing interest rates. The Board and management deem these measures to be a more significant and realistic means of measuring interest rate risk.

At June 30, 1998, the total interest bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $5.0 million, representing a cumulative one-year gap ratio of a negative 2.52%. Simulation and net present value analysis demonstrate percentage changes to net interest income and net portfolio value of a negative 8.58% and a negative 19.27%, respectively, in an upward 200 basis point parallel shift in the yield curve.


Results of Operations
---------------------

The Company had net income of approximately $351,000, and $642,000 for the three months ended June 30, 1998, and 1997, respectively. Net income for the six months ended June 30, 1998 and 1997 amounted to $745,000 and $1.1 million, respectively. The decrease in net income for the three months ended June 30, 1998, resulted primarily from an increase in operating expenses of $221,000, or 16.7%, as well as a decrease in non-interest income of $197,000, or 40.7%. Net interest income after provision for loan losses for the quarter ended June 30, 1998 remained relatively stable over the prior year quarter, decreasing .4%, or $7,000.

As a result of the decrease in net income between the comparative periods, return on average assets and return on average shareholders' equity were .71% and 6.06%, respectively, for the three months ended June 30, 1998 compared to 1.34% and 11.86% for the second quarter of 1997.

Interest Income
---------------

Interest income totaled $3.6 million for the quarter ended June 30, 1998, as compared to $3.5 million for the quarter ended June 30, 1997, an increase of $77,000, or 2.2%. The increase resulted primarily from an increase of $4.3 million in average interest-earning assets, partially offset by a decrease in the yield on average interest-earning assets to 7.98% for the three months ended June 30, 1998 from 8.00% in the prior year period.

Interest income totaled $7.2 million for the six months ended June 30, 1998, as compared to $7.0 million for the same period in 1997, an increase of $217,000, or 3.1%. The increase resulted primarily from an increase of $4.7 million in average interest-earning assets as well as an increase in the yield on average interest-earning assets to 8.04% from 8.00%.

Interest income on loans receivable totaled $2.8 million and $2.4 million for the three months ended June 30, 1998 and 1997, respectively. The $313,000, or 12.8%, increase resulted primarily from an increase in the average balance of loans receivable of $17.9 million, partially offset by a decrease in the average yield on loans receivable to 8.58% from 8.84%. For the six months ended June 30, 1998 and 1997, interest income on loans receivable increased $539,000, or 11.0%, to $5.5 million from $4.9 million. Average loans receivable increased $16.0 million while the yield on average loans receivable decreased to 8.59% from 8.86% for the six months ended June 30, 1998 compared to the same period in 1997. The increase in the average balance in loans receivable was primarily due to the origination of 15 and 30 year term one-to-four family fixed rate mortgage loans held for sale to the secondary market and one-to-four family adjustable rate mortgage loans retained in the Company's portfolio. The origination of mortgage loans held for sale into the secondary market is part of a new program begun by the Company in the fourth quarter of 1997. The origination of adjustable rate mortgage loans is primarily comprised of "5/1 ARMS" which have interest rates which are fixed for the first five years and are adjustable annually thereafter, and amortize over 30 years. To a lesser degree, the Company also experienced an increase in the origination of commercial real estate and business loans. The decrease in the yield on average loans receivable was attributable to the lower rates charged on mortgage loans held for sale, the initial rates charged on 5/1 ARMS, and the downward repricing of the one year adjustable rate mortgage portfolio caused by the relatively lower interest rate environment.

Interest income on the mortgage-backed securities portfolio decreased by $48,000, or 12.3%, to $341,000 for the three months ended June 30, 1998, from $389,000 for the three months ended June 30, 1997. The decrease in interest income on mortgage-backed securities resulted generally from a decrease in the average balance on mortgage-backed securities of $2.4 million and a decrease in the average yield on mortgage-backed securities to 6.58% from 6.75%. For the six months ended June 30, 1998 and 1997, interest income on mortgage-backed securities was $712,000 and $775,000, respectively, a decrease of $63,000, or 8.1%. The decrease in interest income resulted primarily from a decrease of $1.3 million, or 5.7%, in the average balance of mortgage-backed securities and a reduction in the average yield on mortgage-backed securities to 6.59% from 6.76%. The decrease in the average balance of mortgage-backed securities resulted from the scheduled amortization and prepayments of principal on the underlying mortgage loans. The cash flow from the mortgage-backed securities portfolio was utilized to fund the origination of loans by the Company. The decrease in the average yield on mortgage-backed securities was the result of prepayments being more predominant on the higher coupon collateral than on those mortgage loans with lower fixed rates.

Interest income on investment securities, on a tax equivalent basis, decreased $144,000, or 24.3%, for the three months ended June 30, 1998 to $448,000 from $592,000 for the same period in 1997. The decrease resulted primarily from a decrease in the average balance of investment securities of $8.3 million, as well as, a decrease in the average yield on investment securities to 6.45% from 6.57% for the quarters ended June 30, 1998 and 1997, respectively. The decrease in the average balance of investment securities resulted primarily from the reinvestment of funds from maturing and called securities into loan originations. The average yield on investment securities declined as higher coupon securities purchased three to five years ago were either called due to the lower interest rate environment or matured.

For the six months ended June 30, 1998, interest income on investment securities decreased $170,000, or 14.5%, to $1.0 million compared to $1.2 million for the same period in 1997. The decrease resulted primarily from a decrease in the average balance of investment securities of $6.5 million, partially offset by an increase in yield on average investments, on a tax equivalent basis, to 6.81% from 6.52%.

Interest income on interest-earning deposits decreased $44,000, or 63.8%, to $25,000 from $69,000 for the three months ended June 30, 1998 and 1997, respectively. The decrease was primarily the result of a decrease of $3.1 million in the average balance of interest-earning deposits, as well as a reduction in the average yield on interest-earning deposits to 5.15% from 5.48%. For the six months ended June 30, 1998 and 1997, interest income on interest-earning deposits decreased $89,000, or 70.6%, to $37,000 compared to $126,000 for the same period in 1997. The decrease in interest income on interest-earning deposits was primarily the result of a $3.3 million decrease in the average balance of interest-earning deposits and a decrease in the average yield on interest-earning deposits to 5.07% from 5.33%. The decrease in the average balance on interest-earning deposits was primarily due to loan demand exceeding deposit inflows and a strategy to maintain lower levels of federal funds sold due to the availability of borrowings and a shortening in the maturity structure of the investment portfolio. The decrease in the average yield on interest-earning deposits was principally due the decrease in the federal funds rate brought about by the general reduction in interest rates.

Interest Expense
----------------

Interest expense for the quarter ended June 30, 1998 increased by approximately $84,000, or 5.0%, to 1.8 million when compared to the same quarter for 1997.
The increase in interest expense for the period was the result of a $4.7 million increase in the average balance on interest-bearing liabilities, as well as an increase on the average cost of interest-bearing liabilities to 4.32% from 4.24%. For the six months ended June 30, 1998, interest expense increased $186,000, or 5.5%, to $3.6 million from $3.4 million for the same period in 1997. The increase in interest expense for the period was the result of a $4.5 million increase in the average balance on interest-bearing liabilities, as well as an increase on the average cost of interest-bearing liabilities to 4.36% from 4.24%. The increase in the average balance and average cost on interest-bearing liabilities was principally the result of the use of borrowed funds. For the six months ended June 30, 1998 the average balance of borrowed funds was $16.5 million and the average cost of the borrowed funds was 5.84%. For the same period in 1997 the average balance of borrowed funds $7.9 million and the average of the borrowings was 5.70%. The borrowed funds are comprised of repurchase agreements and term borrowing from the Federal Home Loan Bank of New York. The borrowings are being utilized to help fund the growth in the Company's loan portfolio and for the purchase of mortgage-backed and investment securities.

Net Interest Income
-------------------

Net interest income totaled $1.8 million for the three months ended June 30, 1998 and 1997. Net interest income for the quarter ended June 30, 1998 decreased $7,000, or .4% compared to the same period in the prior year. The relatively small decline in net interest income for the quarter ended June 30, 1998 occurred despite a sharp decline in long and intermediate term interest rates which resulted in a compression of the Company's net interest rate spread. The yield on the 30 year and 2 year treasury bonds declined by 112 basis points and 56 basis points, respectively from June 30, 1997 to June 30, 1998, demonstrating a flattening of the yield curve. In such an interest rate environment, the Company's yield on earning assets will tend to decrease faster than the cost of interest bearing liabilities. This is evident in the reduction of net interest rate spread to 3.65% for the quarter ended June 30, 1998 from 3.76% at the end of the prior year period. Volume increases, particularly in real estate loans, partially offset the decline in net interest rate spread.

For the six months ended June 30, 1998 and 1997, respectively, net interest income was $3.64 million and $3.61 million, an increase of $31,00, or .9%. The ratio of average interest earning assets to average interest-bearing liabilities remained at 109.86% for the six months ended June 30, 1998 and 1997, while the net interest rate spread fell to 3.67% from 3.76% when comparing the six months ended June 30, 1998 to the same period in 1997.


Provision for Loan Losses
-------------------------

The Company maintains an allowance for loan losses based upon a quarterly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Company's actual loss experience, as well as standards applied by the FDIC. The Company established a provision for possible loan losses for the three months ended June 30, 1998 of $65,000 as compared to a provision of $66,000 for the three months ended June 30, 1997. For the six months ended June 30, 1998 and 1997, the provision for possible loan losses was $141,000 and $127,000, respectively. The Company's ratio of allowance for loan losses to total loans receivable at June 30, 1998 was .63%.

Non-interest Income
-------------------

Non-interest income consists of servicing income, fee income and gain (loss) on sales of investment securities and other operating income. Non-interest income decreased approximately $198,000, or 40.9%, to $286,000 for the three months ended June 30, 1998 as compared to $484,000 for the prior year period. This decrease is primarily attributable to a decrease of $131,000, or 76.1%, in net securities gains, and a $66,000, or 38.3%, decrease in fees derived from commissions on investment services and the cash surrender value of life insurance policies. The decrease in net securities gains results from a lower mark to market recognition of unrealized market value appreciation in the Company's investment in the IIMF mutual fund. The decline in commissions on investment services results from a lower value of transactions in the Company's investment services unit for the quarter ended June 30, 1998 when compared to the same period in 1997.

Non-interest income decreased approximately $8,000, or 1.1%, to $711,000 for the six months ended June 30, 1998 when compared to $719,000 for the same period in 1997. This decrease is primarily comprised of a decrease of $96,000 in other commissions and fees and an $11,000, or, 4.5% decrease in service charges on deposit accounts, partially offset by a $98,000 increase in net securities gains. The reduction in other commissions and fees is principally caused by lower commissions from the Company's investment services unit of $45,000, reduced increases of $37,000 in the Company's cash surrender value on life insurance policies, and a recovery from prior period of approximately $28,000. The reduction of service charges on deposit accounts is primarily attributable to lower volumes of returned non-sufficient checks. The net securities gains are derived from the recognition of unrealized market value appreciation of the Company's investment in a mutual fund and the sale of two general obligation municipal bonds.

Non-interest Expense
---------------------

Non-interest expense increased $221,000, or 16.7% to $1.5 million for the three months ended June 30, 1998, as compared to the same period in 1997. This increase was primarily attributable to a $133,000, or 21.8%, increase in compensation and employee benefits, a $47,000, or 30.6% increase in professional services, a $17,000 increase in data processing costs, and a $26,000 increase in other expenses. The increase in salaries and employee benefits is principally due to the amortization of stock based compensation plans which resulted in expense recognition for the quarter of $154,000. The increase in professional services primarily results from increased real estate appraisal fees and costs associated with the finalization of the formation of the mid-tier holding company. The increase in data processing expenses and other expenses is principally due to technological upgrades to expand mainframe capacity and the installation of a wide area network. These upgrades are essential in order for the Company to enhance its competitiveness and prepare for the assimilation of Oswego County Savings Ban's operation as a result of the impending merger.

For the six months ended June 30, 1998, non-interest expense increased $501,000, or 19.3%, to $3.1 million from $2.6 million for the six months ended June 30, 1997. This increase was primarily attributable to a $298,000, or 24.2%, increase in compensation and employee benefits, a $55,000, or 20.9% increase in professional services, a $45,000 increase in data processing costs, and a $162,000 increase in other expenses, partially offset by expense reductions of $17,000 in occupancy expense. The principal causes of these increases are the same as those attributable to the second quarter explanations which are outlined above. The amount of expense recognition associated with the Company's stock based compensation plans amounted to $305,000 for the first half of 1998.

The Company's efforts to prepare its data processing systems for the impact of the Year 2000 were not a significant component of expense in the first half of 1998 and are not expected to materially impact earning in the future. For further information regarding the Company's efforts and costs associated with the Year 2000 issue, see "General - Year 200".

Income Taxes
------------

Income taxes decreased approximately $135,000, or 49.9%, for the quarter ended June 30, 1998 as compared to the same period in the prior year. This decrease was directly attributable to a $425,000 decrease in the Company's pretax income.

For the six months ended June 30, 1998 and 1997, income tax expense was $305,000 and $466,000, respectively.

Recent Events

Reorganization
--------------

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Bank and its existing mutual holding company into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a Delaware chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, Pathfinder Bancorp, MHC, the Bank's existing mutual holding company, will own a majority of the common stock of the new stock holding company (Pathfinder Bancorp, Inc., which will own 100% of the common stock of Oswego City Savings Bank). On December 30, 1997, the Reorganization was implemented pursuant to the Agreement and Plan of Reorganization approved by the Bank's stockholders and regulatory authorities. Pursuant to the Reorganization, each share of Bank common stock held by existing stockholders of the Bank was exchanged for a share of common stock of Pathfinder Bancorp, Inc.. The Reorganization of the Bank was structured as a tax-free reorganization and accounted for in a manner similar to a pooling of interests.

Pending Merger
--------------

On May 14, 1998, the Company announced the filing of regulatory applications in connection with the merger of Oswego County Savings into Oswego City Savings Bank. As part of the merger, the Company will offer common stock in a subscription offering to account holders of Oswego County Savings Bank as of December 31, 1996 (eligible account holders) and others in accordance with a Stock issuance Plan jointly adopted by the Company and Oswego County Savings Bank. It was further announced that the boards of the two institutions have agreed that commensurate with the merger, Oswego City Savings Bank will change its name to Pathfinder Bank.

Stock Split
-----------

On January 13, 1998, the Board of Directors of Pathfinder Bancorp, Inc. declared a three for two stock split in the form of a dividend on the holdings company's outstanding common stock. The stock split was paid on February 5, 1998 to shareholders of record as of January 26, 1998. The stock split has been applied retroactively to the financial statements presented in this report.

                          Part II - Other Information
                          ---------------------------

Legal Proceedings
-----------------

From time to time, the Bank is involved as a plaintiff or defendant in various legal actions incident to its business. None of these actions individually or in the aggregate is believed to be material to the financial condition of the Bank.

Changes in Securities
---------------------

On January 13, 1998 the Board of Directors of Pathfinder Bancorp, Inc. declared a three-for-two stock split in the form of a dividend on the Bank's outstanding common stock. The stock split was paid on February 5, 1998 to shareholders of record January 26, 1998.

Defaults upon Senior Securities
-------------------------------

Not applicable

Submission of Matters to a Vote of Security Holders
---------------------------------------------------

None

Other Information
-----------------

On June 8, 1998, the Board of Directors declared a $.05 cash dividend to shareholders of record as of June 30, 1998, payable on July 15, 1998.

Exhibits and Reports
--------------------

None

                                  SIGNATURES



     Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    PathFinder Bancorp Inc
                                    ------------------------


                                    /s/ Chris C. Gagas
                                    -------------------------------------------
Date: August 11, 1998               Chris C. Gagas
     ----------------               Chairman, President, Chief Executive Officer


                                    /s/ Thomas W. Schneider
                                    -------------------------------------------
Date: August 11, 1998               Thomas W. Schneider
     ----------------               Vice President, Chief Financial Officer

--------------------------------------------------------------------------------

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by Pathfinder Bancorp, Inc., Oswego City Savings Bank, or Oswego County Savings Bank. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Pathfinder Bancorp, Inc., Oswego City Savings Bank or Oswego County Savings Bank since any of the dates as of which information is furnished herein or since the date hereof.

                           -------------------------

                               TABLE OF CONTENTS

                                                   Page
                                                   ----
AVAILABLE INFORMATION.............................   3
SUMMARY...........................................   4
SPECIAL CONSIDERATIONS............................  10
PATHFINDER BANCORP, INC. AND SUBSIDIARY
  SELECTED FINANCIAL AND OTHER DATA...............  16
PATHFINDER BANCORP, INC. .........................  18
USE OF PROCEEDS...................................  18
MARKET INFORMATION................................  19
DIVIDEND POLICY...................................  20
CAPITALIZATION....................................  21
PRO FORMA DATA ...................................  21
OSWEGO COUNTY SAVINGS BANK MANAGEMENT'S
  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.......................  31
BUSINESS OF OSWEGO COUNTY SAVINGS BANK ...........  35
THE OFFERING AND MERGER...........................  42
MANAGEMENT OF COUNTY SAVINGS AND CITY
  SAVINGS FOLLOWING THE MERGER....................  60
INDEMNIFICATION OF THE COMPANY'S OFFICERS AND
  DIRECTORS AND LIMITATION OF LIABILITY...........  62
CERTAIN ANTITAKEOVER PROVISIONS...................  63
SUBSCRIPTIONS BY MANAGEMENT AND TRUSTEES OF
  COUNTY SAVINGS..................................  66
DESCRIPTION OF CAPITAL STOCK OF THE COMPANY......   66
EXPERTS .........................................   67
LEGAL OPINIONS ..................................   67
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..   67

                             --------------------

--------------------------------------------------------------------------------

                                  _____ SHARES
                             (ANTICIPATED MAXIMUM)


                            PATHFINDER BANCORP, INC.



                                  COMMON STOCK
                            PAR VALUE $.10 PER SHARE


                         ------------------------------

                                   PROSPECTUS

                         ------------------------------



                               October____, 1998


                                 --------------

                                 --------------

ITEM 12.  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The following documents previously filed with the Securities and Exchange Commission are incorporated by reference in this Prospectus:

          1) The Company's Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on March 30, 1998

          2) The Company's Registration Statement on Form S-4 under the Securities Act of 1933, filed with the Securities and Exchange Commission on September 19, 1997 (Registration No. 333-36051) and subsequently amended.

PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                               Amount
                                               ------

     * Legal Fees and Expenses............    $150,000
     * Printing and Mailing...............      75,000
     * Accounting Fees and Expenses.......      75,000
     * Marketing Fees and Expenses........     100,000
       Filing Fees........................       2,350
       Nasdaq Listing Fee.................       5,273
     * Other Expenses.....................      10,000
                                              --------
     * Total..............................    $417,623
                                              ========
------------
*    Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article TENTH of the Certificate of Incorporation of Pathfinder Bancorp, Inc. (the "Corporation") provides for indemnification of directors and officers of the Corporation as follows:

     A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

     B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

     C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In
(i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

     D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.

     E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES:

          The exhibits and financial statement schedules filed as part of this registration statement are as follows:

          (a)  LIST OF EXHIBITS

1.1  Engagement letter between Pathfinder Bancorp, Inc. and Selling Agent*

1.2  Form of Underwriting Agreement*

2 Agreement and Plan of Merger between Oswego City Savings Bank and Oswego County Savings Bank and Stock Issuance Plan (including subsequent amendments)**

5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. as to the validity of the Common Stock to be issued

10.1 Form of Employment Agreement with Gregg Kreis

10.2 Employment Agreement with Chris C. Gagas***

10.3 Employment Agreement with Thomas W. Schneider**

10.4 Employment Agreement with W. David Schermerhorn**

10.5 Oswego City Savings Bank 1997 Stock Option Plan**

10.6 Oswego City Savings Bank 1997 Recognition and Retention Plan**

12   Not Applicable

13.1 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 (included in Part I of the Registration Statement)

13.2 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31,
     1998****

13.3 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30,
     1998*****

23.1 Consent of PricewaterhouseCoopers, LLP

23.2 Consent of KPMG Peat Marwick, LLP

23.3 Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (set forth in Exhibit 5.1)

23.4 Letter regarding value of Subscription Rights*

24 Power of attorney (set forth on the signature pages to this Registration Statement)

27   Financial Data Schedule

99.1 Valuation Report*

*    To be filed.

** Filed as exhibits to the Company's Registration Statement on Form S-4 under the Securities Act of 1933, filed with the Securities and Exchange Commission on September 19, 1997 (Registration No. 333-36051) and subsequently amended by Current Reports on Form 8-K dated May 4, 1998 and August 26, 1998, respectively

     (Exchange Act No. 2360). The substance of the amendments is reported under
     Item 2 of the Current Reports on Form 8-K. All of such previously filed documents are hereby incorporated herein by reference in accordance with
     Item 601 of Regulation S-K.

*** Filed as exhibits to the Company's Form 10-K under the Securities Act of 1934, filed with Securities and Exchange Commission on March 30, 1998. All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

**** Filed with the Securities and Exchange Commission on May 15, 1998. ***** Filed with the Securities and Exchange Commission on August 12, 1998.

          (b)  FINANCIAL STATEMENT SCHEDULES

          No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS

          The undersigned Registrant hereby undertakes:

          (a)(1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Oswego, state of New York, on September 17, 1998.

                              PATHFINDER BANCORP, INC.


                              By:  /s/ Chris C. Gagas
                                  ------------------------------------------
                                 Chris C. Gagas, President and
                                    Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned Directors of Pathfinder Bancorp, Inc. severally constitute and appoint Chris C. Gagas with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said Chris C. Gagas may deem necessary or advisable to enable Pathfinder Bancorp, Inc. to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form S-2 relating to the offering of Pathfinder Bancorp Inc. Common Stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Chris C. Gagas shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


By:  /s/ Chris C. Gagas                        By:/s/ Thomas W. Schneider
     ------------------                        -------------------------------
    Chris C. Gagas, President, Chief Executive Thomas W. Schneider
    Officer and Chairman of the Board          Executive Vice President
     (Principal Executive Officer)             and Chief Financial Officer
                                               (Principal Financial Officer)

Date:  September 17, 1998                      Date: September 17, 1998



By: /s/ James A. Dowd                          By: /s/ Bruce E. Manwaring
    -----------------                          -------------------------------
   James A. Dowd, Controller                   Bruce E. Manwaring, Director
  (Principal Accounting Officer)

Date: September 17, 1998                       Date: September 17, 1998


By:  /s/ Christ R. Burritt                     By:  /s/ L. William Nelson, Jr.
     ---------------------                          --------------------------
     Chris R. Burritt, Director                     L. William Nelson, Jr.,
                                                    Director

Date: September 17, 1998                       Date: September 17, 1998


By:  /s/ Raymond W. Jung                            By:  /s/ Lawrence W. O'Brien
     ---------------------                          ----------------------------
     Raymond W. Jung, Director                      Lawrence W. O'Brien,
                                                    Director


Date: September 17, 1998                       Date: September 17, 1998

 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1998
                                                   REGISTRATION NO. 333-

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             -----------------------


                                   EXHIBITS
                                      TO
                            REGISTRATION STATEMENT
                                      ON
                                   FORM S-2

                             -----------------------

                           PATHFINDER BANCORP, INC.


===============================================================================

                                 EXHIBIT INDEX
                                 =============

1.1  Engagement letter between Pathfinder Bancorp, Inc. and Selling Agent*

1.2  Form of Underwriting Agreement*

2 Agreement and Plan of Merger between Oswego City Savings Bank and Oswego County Savings Bank and Stock Issuance Plan (including subsequent amendments)**

5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. as to the validity of the Common Stock to be issued

10.1 Form of Employment Agreement with Gregg Kreis

10.2 Employment Agreement with Chris C. Gagas***

10.3 Employment Agreement with Thomas W. Schneider**

10.4 Employment Agreement with W. David Schermerhorn**

10.5 Oswego City Savings Bank 1997 Stock Option Plan**

10.6 Oswego City Savings Bank 1997 Recognition and Retention Plan**

12   Not Applicable

13.1 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 (included in Part I of the
     Registration Statement)

13.2 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31,
     1998****

13.3 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30,
     1998*****

23.1 Consent of PricewaterhouseCoopers, LLP

23.2 Consent of KPMG Peat Marwick, LLP

23.3 Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (set forth in Exhibit 5.1)

23.4 Letter regarding value of Subscription Rights*

24   Power of attorney (set forth on the signature pages to this Registration
Statement)

27   Financial Data Schedule

99.1 Valuation Report*

*      To be filed.

** Filed as exhibits to the Company's Registration Statement on Form S-4 under the Securities Act of 1933, filed with the Securities and Exchange Commission on September 19, 1997 (Registration No. 333-36051) and subsequently amended by Current Reports on Form 8-K dated May 4, 1998 and August 26, 1998, respectively (Exchange Act No. 2360). The substance of the amendments is reported under Item 2 of the Current Reports on Form 8-
       K. All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

*** Filed as exhibits to the Company's Form 10-K under the Securities Act of 1934, filed with Securities and Exchange Commission on March 30, 1998. All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

****   Filed with the Securities and Exchange Commission on May 15, 1998.
*****  Filed with the Securities and Exchange Commission on August 12, 1998.